                                               FILED PURSUANT TO RULE 424(B)(5)
                                               REGISTRATION NO. 333-27975


                         HANCOCK SAVINGS BANK, F.S.B.
                            3550 WILSHIRE BOULEVARD
                         LOS ANGELES, CALIFORNIA 90010

                                                                   July 3, 1997

Dear Stockholder:

  You are cordially invited to attend a Special Meeting in lieu of Annual Meeting of Stockholders (the "Meeting") of Hancock Savings Bank, F.S.B., a Federal Savings Bank ("Hancock"), to be held on Tuesday, July 29, 1997 at 8:00 a.m. at the offices of Hancock located at 157 North Larchmont, Los Angeles, California 90004.

  At the Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of June 25, 1997 (the "Merger Agreement"), pursuant to which Hancock would be merged into Fidelity Federal Bank, A Federal Savings Bank ("Fidelity" or the "Bank"), a wholly-owned subsidiary of Bank Plus Corporation ("Bank Plus"), a Delaware corporation, with Fidelity as the surviving federal savings bank (the "Merger"). The enclosed Proxy Statement/Prospectus more fully describes the proposed Merger, including information about Hancock, Fidelity and Bank Plus. Also at the Meeting, you will also be asked (a) to elect three directors to serve for three-year terms and until their successors are elected and qualified; and (b) to consider and vote upon the grant of a stock option award to Hancock's new President and Chief Executive Officer, Kathleen L. Kellogg.

  Under the terms of the Merger Agreement, each outstanding share of common stock, $6.40 par value per share, of Hancock (the "Hancock Stock") will be converted into the right to receive a number of shares or fraction of a share of common stock, $.01 par value, of Bank Plus (the "Bank Plus Common Stock"), to be determined under a formula described more fully in the enclosed Proxy Statement/Prospectus. Shares held by Hancock stockholders properly exercising dissenters' rights will not be converted into the right to receive Bank Plus Common Stock, but will be converted into cash pursuant to the dissenters' rights provisions described herein. Pursuant to the Merger Agreement, the maximum value of the consideration, payable in Bank Plus Common Stock to be paid for all of the Hancock Stock in the Merger is $12,012,000, subject to downward adjustment as set forth in the Merger Agreement.

  Smith & Crowley Inc. has acted as one of the financial advisors to Hancock in connection with the Merger and has rendered an opinion to the Board of Directors of Hancock that the consideration to be received by Hancock stockholders pursuant to the Merger Agreement is fair to such holders from a financial point of view.

  The Board of Directors of Hancock has carefully considered the terms and conditions of the Merger Agreement and the proposed Merger. THE BOARD OF DIRECTORS OF HANCOCK BELIEVES THE PROPOSED MERGER IS IN THE BEST INTERESTS OF HANCOCK AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" ITS APPROVAL.

  We urge you to read carefully the enclosed Notice of Special Meeting in lieu of Annual Meeting and Proxy Statement/Prospectus, which more fully describe the terms of the Merger Agreement and the proposed Merger. It is important that your shares be represented at the Meeting, whether or not you plan to attend in person. Therefore, you should complete, sign and date the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope so that your shares will be represented at the Meeting. If you attend the Meeting, you may vote in person if you wish, even if you have previously returned a proxy card.

  We look forward to seeing you at this important meeting. If you have any questions regarding the Meeting or the proposed Merger, you are encouraged to call Jeannine Fairchild, Assistant Secretary of Hancock, at (213) 383-2200.

  /s/ Michael Noel                        /s/ Kathleen L. Kellogg

  Michael Noel                            Kathleen L. Kellogg
  Chairman of the Board                   President and Chief Executive
                                          Officer

IT IS VERY IMPORTANT THAT EVERY STOCKHOLDER VOTE. WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. IF YOU DO ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON AT THAT TIME. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE.

                         HANCOCK SAVINGS BANK, F.S.B.
                            3550 WILSHIRE BOULEVARD
                         LOS ANGELES, CALIFORNIA 90010

      NOTICE OF SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF STOCKHOLDERS
                           TO BE HELD JULY 29, 1997

TO THE STOCKHOLDERS OF HANCOCK SAVINGS BANK, F.S.B.:

  NOTICE IS HEREBY GIVEN that, pursuant to its Bylaws and the call of its Board of Directors, the 1997 Special Meeting in lieu of Annual Meeting of Stockholders (the "Meeting") of Hancock Savings Bank, F.S.B., a Federal Savings Bank ("Hancock"), will be held at the offices of Hancock located at 157 North Larchmont, Los Angeles, California, on Tuesday, July 29, 1997, at 8:00 a.m., for the following purposes, all as set forth more fully in the attached Proxy Statement/Prospectus:

    1. To consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of June 25, 1997 (the "Merger Agreement"), by and among Bank Plus Corporation ("Bank Plus"), a Delaware corporation, Fidelity Federal Bank, A Federal Savings Bank ("Fidelity"), and Hancock, pursuant to which Hancock would merge with and into Fidelity, with Fidelity as the surviving federal savings bank (the "Merger"). A copy of the Merger Agreement is included as Annex A to the attached Proxy Statement/Prospectus. Under the terms of the Merger Agreement, each outstanding share of the common stock, par value $6.40 per share, of Hancock (the "Hancock Stock"), except for shares held by Hancock stockholders properly exercising dissenters' rights, will be converted into the right to receive a number of shares or fraction of a share of common stock, par value $.01 per share, of Bank Plus (the "Bank Plus Common Stock"), to be determined by applying a formula set forth in the Merger Agreement, all as described more fully in the attached Proxy Statement/Prospectus.

    2. To elect three directors to serve for three-year terms and until their successors are elected and qualified. As described in the attached Proxy Statement/Prospectus, the Board of Directors' nominees for election as director are Ezunial Burts, Eric D. Hovde and Kathleen L. Kellogg.

    3. To consider and vote upon the grant of a stock option award to Hancock's new President and Chief Executive Officer, Kathleen L. Kellogg (the "Kellogg Option").

    4. To transact such other business that may properly come before the Meeting or at any adjournments or postponements thereof.

  Only those stockholders of record at the close of business on June 16, 1997 (the "Record Date") are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof. The affirmative vote of the holders of at least two-thirds (66 2/3%) of the outstanding shares of Hancock Stock is required to approve the Merger Agreement. In the election of directors, the three candidates receiving the highest number of votes will be elected. The affirmative vote of the holders of at least a majority of the outstanding shares of Hancock Stock eligible to be cast at the Meeting is required to approve the Kellogg Option.

  If the Merger is consummated, holders of Hancock Stock who comply with the requirements of Section 552.14 ("Section 552.14") of the Rules and Regulations of the Office of Thrift Supervision (the "OTS") have the right to receive from Bank Plus a cash payment equal to the fair market value of their Hancock Stock determined in accordance with Section 552.14. See "PROPOSAL 1--APPROVAL OF THE MERGER--Dissenters' Rights" in the attached Proxy Statement/Prospectus for a discussion of the availability of dissenters' rights and a description of the procedures which must be followed to enforce such rights under Section 552.14.
Section 552.14 is included as Annex B to the Proxy Statement/Prospectus and incorporated herein by this reference.

  The Bylaws of Hancock provide for the nomination of director(s) at the Meeting by any stockholder in writing and delivered to the Secretary of Hancock at least five (5) days prior to the date of the Meeting. Stockholders will be entitled to one vote per share of Hancock Stock held by them of record as of the close of business on the Record Date on any matter that may be presented for consideration and action by the stockholders, except that, upon request, stockholders will have cumulative voting rights with respect to the election of directors. Cumulative voting rights entitle each stockholder to cast for one nominee a total number of votes equal to the number of shares the stockholder held of record on the Record Date multiplied by the number of directors to be elected or to distribute those votes on the same principle among as many nominees as the stockholder chooses. No stockholder will be entitled to cumulate votes for a nominee unless that nominee's name has been placed in nomination prior to the voting and a stockholder has given notice at the Meeting prior to the voting of that stockholder's intention to cumulate his votes. Discretionary authority to cumulate votes is hereby solicited by the Board of Directors, and the return of an executed proxy shall grant such authority.

  Proxies received in response to this solicitation will be voted as directed, but if no instructions are specified, the proxy will be voted "FOR" approval of the Merger Agreement, "FOR" each of the nominees for director and "FOR" approval of the Kellogg Option.

  The Board does not know of any other business to be presented for action at the Meeting, except as described herein. However, if any other business is properly presented before the Meeting and may be properly voted upon, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the proxy holders and in their discretion, and authority to do so is included in the proxy.

  A stockholder who has given a proxy may revoke it at any time prior to its exercise at the Meeting by (a) delivering an instrument of revocation to the Secretary of Hancock, (b) by duly executing and submitting a proxy card bearing a later date, or (c) by appearing at the Meeting and voting in person.

  The costs of this proxy solicitation will be paid by Hancock. Proxies may be solicited in person or by telephone, telegram, or other means by personnel of Hancock, who will not receive any additional compensation therefor. Hancock may request that record holders of shares beneficially owned by others (such as banks, brokerage firms and other trustees) forward this Proxy Statement/Prospectus and related materials to the beneficial owners of the shares and will reimburse these record holders for their reasonable expenses incurred in doing so.

  More detailed information about the proposals and other matters regarding the Meeting is included in the attached Proxy Statement/Prospectus.

                                          By order of the Board of Directors

                                          /s/ Kathleen L. Kellogg

                                          Kathleen L. Kellogg
                                          President and Chief Executive
                                           Officer

Los Angeles, California
July 3, 1997

TO ENSURE YOUR REPRESENTATION AT THE MEETING, PLEASE MARK, SIGN AND DATE THE ENCLOSED REVOCABLE PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE. RETURNING THE REVOCABLE PROXY WILL NOT PREVENT YOU FROM VOTING IF YOU ATTEND THE MEETING AND ELECT TO VOTE IN PERSON.

           PROXY STATEMENT                            PROSPECTUS
     HANCOCK SAVINGS BANK, F.S.B.               BANK PLUS CORPORATION
  3550 WILSHIRE BOULEVARD, SUITE 700           4565 COLORADO BOULEVARD
  LOS ANGELES, CALIFORNIA 90010-2432        LOS ANGELES, CALIFORNIA 90039
            (213) 382-2200                          (818) 549-3116
  SPECIAL MEETING IN LIEU OF ANNUAL                  COMMON STOCK
 MEETING TO BE HELD ON JULY 29, 1997          (PAR VALUE $0.01 PER SHARE)

  This Proxy Statement/Prospectus is being furnished to the holders of common stock, par value $6.40 per share (the "Hancock Stock"), of Hancock Savings Bank, F.S.B., a Federal Savings Bank ("Hancock"), in connection with the solicitation of proxies by the Board of Directors of Hancock for use at a Special Meeting in lieu of Annual Meeting of Stockholders of Hancock (the "Meeting"), to be held at the offices of Hancock located at 157 North Larchmont, Los Angeles, California 90004, on Tuesday, July 29, 1997, at 8:00 a.m., local time, and at any adjournments or postponements thereof.

  At the Meeting, the stockholders of record of Hancock Stock as of the close of business on June 16, 1997 will consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated June 25, 1997 (the "Merger Agreement"), by and between Bank Plus Corporation ("Bank Plus" or, together with its subsidiaries, the "Company"), a Delaware corporation, its wholly-owned subsidiary, Fidelity Federal Bank, A Federal Savings Bank ("Fidelity" or the "Bank"), and Hancock, pursuant to which Hancock will merge with and into Fidelity, with Fidelity as the surviving federal savings bank (the "Merger"). See "THE HANCOCK STOCKHOLDERS' MEETING." Upon consummation of the Merger, each outstanding share of Hancock Stock, except for shares held by Hancock stockholders properly exercising dissenters' rights, will be converted into the right to receive a number of shares or a fraction of a share of common stock, par value $.01 per share, of Bank Plus (the "Bank Plus Common Stock"), to be determined by applying a formula set forth in the Merger Agreement, all as described more fully in this Proxy Statement/Prospectus. See "PROPOSAL 1-- APPROVAL OF THE MERGER--Consideration Payable Upon Consummation of the Merger." The Merger Agreement is included as Annex A to this Proxy Statement/Prospectus and is incorporated herein by reference. Subject to regulatory approval, the stockholder approval being sought at the Meeting, and satisfaction or waiver of the other conditions contained in the Merger Agreement, the Merger currently is expected to be consummated during the third quarter of 1997.

  This Proxy Statement/Prospectus also constitutes a prospectus of Bank Plus in respect of shares of Bank Plus Common Stock to be issued upon consummation of the Merger pursuant to the Merger Agreement.

  Bank Plus Common Stock is listed on the Nasdaq National Market under the symbol "BPLS." The last reported sales price per share of Bank Plus Common Stock, as quoted on the Nasdaq National Market on July 1, 1997 was $11.00.

  Hancock Stock is listed on the over the counter market under the symbol "HASB." The last reported sales price per share of Hancock Stock, as reported by the Over the Counter Bulletin Board (the "OTC Bulletin Board") on June 30, 1997 was $9.00.

  This Proxy Statement/Prospectus, the attached Notice to Stockholders and the accompanying proxy card are first being mailed to stockholders of Hancock on or about July 3, 1997.

                               ---------------

  THE SECURITIES  OFFERED HEREBY INVOLVE  A HIGH  DEGREE OF  RISK. SEE "RISK
    FACTORS" BEGINNING ON PAGE 21  OF THE PROXY STATEMENT/PROSPECTUS FOR A
      DISCUSSION OF CERTAIN MATTERS WHICH SHOULD BE CAREFULLY CONSIDERED
        BY  HOLDERS OF  HANCOCK STOCK  IN DETERMINING  HOW TO VOTE  IN
          RESPECT OF THE MERGER AGREEMENT.

                               ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED   UPON    THE   ACCURACY    OR    ADEQUACY   OF    THIS   PROXY
     STATEMENT/PROSPECTUS.  ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A
      CRIMINAL  OFFENSE. THESE  SECURITIES  ARE NOT  SAVINGS  OR DEPOSIT
       ACCOUNTS AND  ARE NOT INSURED  BY THE FEDERAL  DEPOSIT INSURANCE
        CORPORATION,   BANK   INSURANCE  FUND,   SAVINGS   ASSOCIATION
         INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

                               ---------------

          The date of this Proxy Statement/Prospectus is July 3, 1997.

                           PROXY STATEMENT/PROSPECTUS

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   1
SUMMARY...................................................................   2
  The Companies...........................................................   2
  Special Meeting in Lieu of Annual Meeting...............................   4
  Proposal 1--Approval of the Merger Agreement............................   4
  Proposal 2--Election of Directors.......................................  12
  Proposal 3--Approval of the Kellogg Option..............................  12
  Selected Financial Data of the Company..................................  13
  Selected Financial Data of Hancock......................................  15
  Selected Unaudited Pro Forma Combined Financial Data....................  17
  Comparative Per Share Data..............................................  18
  Market Prices and Dividends.............................................  19
RISK FACTORS..............................................................  21
THE HANCOCK STOCKHOLDERS' MEETING.........................................  27
  Time, Place and Date of the Meeting.....................................  27
  Matters to be Considered at the Meeting.................................  27
  Record Date.............................................................  27
  Proxies.................................................................  27
  Quorum..................................................................  27
  Vote Required...........................................................  28
  Stockholdings of Certain Beneficial Owners and Hancock's Management.....  28
PROPOSAL 1--APPROVAL OF THE MERGER .......................................  29
  Background and Reasons for the Merger...................................  29
  Opinion of Financial Advisor to Hancock.................................  31
  Effect of Merger........................................................  36
  Consideration Payable Upon Consummation of the Merger...................  36
  Treatment of Stock Options..............................................  37
  Effective Time..........................................................  38
  Surrender of Hancock Certificates.......................................  38
  Representations and Warranties..........................................  38
  Conduct of Business Pending the Merger..................................  38
  No Solicitation of Alternative Transactions.............................  40
  Certain Additional Covenants............................................  40
  Conditions to Consummation of the Merger................................  42
  Amendment and Termination...............................................  42
  Regulatory Approvals....................................................  43
  Interests of Certain Persons in the Merger..............................  43
  Effect on Hancock Employee Benefit Plans................................  44
  Accounting Treatment....................................................  44
  Expenses................................................................  44
  Resale of Bank Plus Common Stock........................................  44
  Management of Bank Plus After the Merger................................  45
  Certain Federal Income Tax Consequences.................................  45
  Dissenters' Rights......................................................  46
  Description of Bank Plus Common Stock to be Issued......................  47
  Comparison of Rights of Holders of Bank Plus Common Stock and Hancock
   Stock..................................................................  48

                                                                           PAGE
                                                                           ----
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS...............  53
PROPOSAL 2--ELECTION OF HANCOCK DIRECTORS.................................  57
PROPOSAL 3--APPROVAL OF THE KELLOGG OPTION................................  59
INFORMATION REGARDING HANCOCK.............................................  60
  Business of Hancock.....................................................  60
  Supervision and Regulation of Hancock...................................  66
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations of Hancock...............................................  75
  Executive Officer Compensation of Hancock...............................  84
  Beneficial Ownership of Hancock Stock...................................  85
INFORMATION REGARDING BANK PLUS...........................................  87
  Directors and Executive Officers of Bank Plus...........................  87
  Compensation/Stock Option Committee Report on Executive Compensation....  90
  Summary Compensation Table..............................................  92
  Stock Option Grants in Last Fiscal Year.................................  93
  Unexercised Stock Options...............................................  93
  Retirement Income (Defined Benefit) Plan................................  93
  Employment Contracts....................................................  94
  Severance Agreements....................................................  95
  Director Compensation...................................................  96
  Related Party Transactions..............................................  97
  Beneficial Ownership of Bank Plus Common Stock..........................  99
LEGAL MATTERS............................................................. 101
EXPERTS................................................................... 101
OTHER MATTERS............................................................. 101
HANCOCK CONSOLIDATED FINANCIAL STATEMENTS................................. F-1
ANNEX A--Agreement and Plan of Merger dated June 25, 1997 among Bank Plus and Hancock.............................................................. A-1
ANNEX B--Section 552.14--Dissenters' Rights............................... B-1
ANNEX C--Fairness Opinion of Smith & Crowley.............................. C-1
ANNEX D--Kellogg Stock Option Agreement................................... D-1
ANNEX E--Bank Plus Form 10-K/A for the year ended December 31, 1996....... K-1
ANNEX F--Bank Plus Form 10-Q for the quarter ended March 31, 1997......... Q-1

                             AVAILABLE INFORMATION

  Bank Plus is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Bank Plus should be available for inspection and copying at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549 and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of prescribed fees. In addition, such reports, proxy statements and other information should be available for inspection at the Commission's Web site, available at http://www.sec.gov.

  Bank Plus became the holding company of Fidelity pursuant to a reorganization effected in May of 1996; until that time, such reports, proxy statements and other information were filed by Fidelity with the Office of Thrift Supervision ("OTS"). Reports, proxy statements and other information filed by Fidelity should be available for inspection and copying at the public reference facilities maintained by the OTS at the Office of Public Information, Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and also can be obtained by written request from such office at prescribed rates. In addition, Bank Plus Common Stock is listed on the Nasdaq National Market, and accordingly such reports, proxy statements and other information concerning Bank Plus and Fidelity also should be available for inspection and copying at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  If the Merger is consummated, Bank Plus will continue to file reports, proxy statements and other information with the Commission pursuant to the Exchange Act.

  Bank Plus has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, a Registration Statement on Form S-4 (as it may be amended, the "Registration Statement"), with respect to the shares of Bank Plus Common Stock covered by this Proxy Statement/Prospectus. This Proxy Statement/Prospectus does not contain all of the information contained in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission and to which reference is hereby made. Any statements contained herein or in any document incorporated by reference herein concerning the provisions of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or other document, each such statement being qualified in its entirety by such reference. The Registration Statement (and exhibits thereto) should be available for inspection at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

                                    SUMMARY

  The following information is not intended to constitute a complete description of Bank Plus and Hancock and is qualified in its entirety by, and should be read in conjunction with, the other detailed information, consolidated financial statements and notes thereto appearing elsewhere in, or attached to, this Proxy Statement/Prospectus. Certain capitalized terms used in this Proxy Statement/Prospectus Summary are defined elsewhere herein. Unless the context otherwise requires, all references to "Bank Plus" or the "Company" refer to Bank Plus Corporation, a Delaware corporation, and its consolidated subsidiaries, which include Fidelity and Gateway Investment Services, Inc. ("Gateway"), and all references to "Fidelity" or the "Bank" refer to Fidelity Federal Bank, A Federal Savings Bank, and its subsidiaries, and, with respect to the period between August 3, 1994 and May 16, 1996, include Gateway, which was a wholly-owned subsidiary of Citadel Holding Corporation ("Citadel") from November 1, 1992 through August 3, 1994, a direct wholly-owned subsidiary of Fidelity from August 4, 1994 to May 16, 1996 and a direct wholly-owned subsidiary of Bank Plus since May 16, 1996. "Hancock" refers to Hancock Savings Bank, F.S.B., a Federal Savings Bank.

                           FORWARD-LOOKING STATEMENTS

  Certain statements included in this Proxy Statement/Prospectus, including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or Hancock to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the continuing impact of California's economic recession on collateral values and the ability of certain borrowers to repay their obligations; the potential risk of loss associated with Fidelity's and Hancock's high level of nonperforming assets and other assets with increased risk; changes in or amendments to regulatory authorities' capital requirements or other regulations applicable to Fidelity or Hancock; fluctuations in interest rates; increased levels of competition for loans and deposits; and other factors referred to under "Risk Factors" and elsewhere in this Proxy Statement/Prospectus. GIVEN THESE UNCERTAINTIES, POTENTIAL INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. The Company and Hancock disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

                                 THE COMPANIES

Bank Plus Corporation....... Bank Plus was formed on March 14, 1996 to be the holding company of Fidelity and Gateway. In May 1996, Fidelity completed a reorganization pursuant to which all of the outstanding common stock of Fidelity was converted on a one-for-one basis into all of the outstanding common stock of Bank Plus (the "Reorganization"). Bank Plus' principal operating subsidiaries are Fidelity and Gateway, which prior to the Reorganization was a subsidiary of the Bank. Bank Plus currently has no significant business or operations other than serving as the holding company for Fidelity and Gateway. The principal executive offices of Bank Plus, Fidelity and Gateway are located at 4565 Colorado Boulevard, Los Angeles, California 90039, (818) 549-3116.

Fidelity Federal Bank....... Fidelity offers a broad range of consumer financial services, including demand and term deposits and loans to consumers, through 33 full-service branches, all of which are located in Southern California, principally in Los Angeles and Orange counties. At this time, the Bank primarily provides residential mortgages and consumer loans, which the Bank does not underwrite or fund, by referral to certain established providers of mortgage and consumer loan products with which the Bank has negotiated strategic alliances.

Hancock Savings Bank........ Hancock offers consumer financial services through five full-service branches in Los Angeles County. The principal executive offices of Hancock are located at 3550 Wilshire Boulevard, Los Angeles, California 90010, (213) 383-2200.

                             As a result of substantial losses incurred by Hancock since 1992, its continuing high levels of nonperforming assets and the deterioration in its financial condition and capital levels, Hancock is subject to special supervisory attention by the OTS. On March 28, 1997, Hancock stipulated and consented to the issuance of an Order to Cease and Desist (the "Order") by the OTS in which Hancock agreed to take affirmative action to improve its deteriorating financial condition, high problem asset levels and poor earnings performance and to correct certain other deficiencies. The Order requires, among other things, that by no later than June 30, 1997, Hancock must raise at least $3.0 million in capital and substantially increase its regulatory capital ratios or alternatively recapitalize by merging or being acquired. Hancock is not in compliance with these requirements of the Order. Hancock has advised the OTS of the pending Merger and in view of the progress being made toward consummating the Merger, the OTS has to date forebeared from taking any action against Hancock because of such noncompliance. However, if the OTS determines, in its sole discretion that Hancock is failing to make adequate progress toward complying with these requirements, it may, pursuant to the Order, take such further supervisory enforcement or resolution action as it deems appropriate, including the appointment of a conservator or a receiver. In addition, on May 2, 1997, the OTS notified Hancock (the "PCA Notification") that Hancock is considered to be "significantly undercapitalized" under the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended (the "FDICIA"). In its report on the consolidated financial statements of Hancock included in this Proxy Statement/Prospectus, Deloitte & Touche LLP states that these matters raise serious doubt about Hancock's ability to continue as a going concern. See "INFORMATION REGARDING HANCOCK--Supervision and Regulation of Hancock--Prompt Corrective Action Notification; Cease and Desist Order"; "--Prompt Corrective Regulatory Action"; the Independent Auditors' Report with respect to the Consolidated Financial Statements of Hancock and Note 2 of Notes to Consolidated Financial Statements of Hancock.

           SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF STOCKHOLDERS

Time, Place and Date of the
 Meeting.................... The Meeting will be held at the offices of
                             Hancock located at 157 North Larchmont, Los
                             Angeles, California, on Tuesday, July 29, 1997, at 8:00 a.m., Los Angeles time.

Matters to be Considered at
 the Meeting................ The purposes of the Meeting are to consider and vote upon proposals: (i) to approve the Merger Agreement ("Proposal 1"); (ii) to elect three directors to serve for three-year terms and until their successors are elected and qualified ("Proposal 2"); and (iii) to approve the Kellogg Option ("Proposal 3").
Quorum; Vote Required;
 Record Date................ The presence, either in person or by properly executed proxies, of the holders of a majority of the outstanding shares of Hancock Stock entitled to vote at the Meeting is necessary to constitute a quorum at the Meeting. Only Hancock stockholders of record at the close of business on June 16, 1997 (the "Record Date") will be entitled to vote at the Meeting. The affirmative vote of the holders of at least two-thirds (66 2/3%) of the outstanding shares of Hancock Stock is required to approve the Merger Agreement. In the election of directors, the three candidates receiving the highest number of votes will be elected. The affirmative vote of the holders of at least a majority of the outstanding shares of Hancock Stock eligible to be cast at the Meeting is required to approve the Kellogg Option. As of the Record Date, there were 1,302,862 shares of Hancock Stock outstanding. See "THE HANCOCK STOCKHOLDERS' MEETING."

                             As of the Record Date, directors, executive officers and affiliates of such directors and executive officers of Hancock beneficially owned an aggregate of 751,787 shares of Hancock Stock (not including shares issuable upon exercise of stock options) or approximately 57.7% of the shares outstanding as of the Record Date.

                  PROPOSAL 1--APPROVAL OF THE MERGER AGREEMENT

Effect of Merger............ Upon the consummation of the Merger, Hancock will be merged with and into Fidelity, with Fidelity as the surviving federal savings bank in the Merger. By virtue of the Merger, each share of Hancock Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time"), other than shares with respect to which dissenters' rights are perfected, shall automatically be converted into the right to receive a number of shares or a fraction of a share of Bank Plus Common Stock as described more fully below. At the Effective Time, each holder of a certificate representing shares of Hancock Stock will cease to have any rights with respect to such shares, except the right to receive such shares of Bank Plus Common Stock and cash payable in lieu of fractional share interests in accordance with the Merger Agreement or the right to an appraisal if such holder has properly exercised his or her dissenters' rights.

Consideration Payable Upon
 Consummation; No
 FractionalShares........... The aggregate value of the Merger consideration
                            (the "Bank Plus Stock Consideration Value") will
                             be: $12,012,000 less (i) 4.25% of the difference, whether positive or negative, of (a) $190,073,000 minus (b) the aggregate amount of deposits (excluding brokered deposits) of Hancock at June 30, 1997, plus (ii) the difference, whether positive or negative, of (a) $3,787,000 minus (b) the stockholders' equity of Hancock at June 30, 1997 less (to the extent not reflected on Hancock's balance sheet at June 30, 1997), the aggregate of (c) Hancock's costs and expenses for
                             (1) the Merger, (2) terminating its leases on Hancock's Fairfax, Glendale and Wilshire offices following the Effective Time, (3) terminating certain of its employees, (4) cashing out its options, and (5) losses, if any, on its investment portfolio. Any amount paid to Hancock upon exercise of a stock option, and any gain in its investment portfolio between July 1, 1997 and the day ending two full trading days prior to the Effective Time, will be added to (ii)(b) above, but the Bank Plus Stock Consideration Value will never exceed $12,012,000.

                             The Bank Plus Stock Consideration Value as determined pursuant to the above formula will be divided by the Market Value Per Bank Plus Share (as defined below) to determine the aggregate number of shares of Bank Plus Common Stock (the "Merger Shares") to be issued for all of the shares of Hancock Stock issued and outstanding immediately prior to the Effective Time. Each share of Hancock Stock issued and outstanding immediately prior to the Effective Time (except for shares held by Hancock stockholders properly exercising dissenters' rights) will be converted into a share or fraction of a share of Bank Plus Common Stock equal to the quotient obtained by dividing (i) the aggregate number of Merger Shares by (ii) the number of shares of Hancock Stock issued and outstanding immediately prior to the Effective Time.

                             "Market Value Per Bank Plus Share" means the average of the daily closing prices of a share of Bank Plus Common Stock on the Nasdaq National Market, as reported in The Wall Street Journal, during the twenty consecutive trading days on which trades in Bank Plus Common Stock occurred ending two full trading days prior to the Effective Time. See "PROPOSAL 1--APPROVAL OF THE MERGER--Consideration Payable Upon Consummation of the Merger."

                             Assuming the Bank Plus Stock Consideration Value is $12,012,000 and the number of shares of Hancock Stock issued and outstanding immediately prior to the Effective Time is 1,302,862, each outstanding share of Hancock Stock would receive consideration in the Merger of $9.22 per share, payable in Bank Plus Common Stock. Assuming the Market Value Per Bank Plus Share is $11.00 (the last reported sales price of the Bank Plus Common Stock on July 1, 1997), then each outstanding share of Hancock Stock (except for shares held by Hancock stockholders properly exercising dissenters' rights) would be converted into .8382 of a share of Bank Plus Common Stock ($9.22 divided by $11.00). Based on these assumptions, the aggregate number of Merger Shares issued to the Hancock stockholders would be 1,092,000 or 5.6% of the outstanding Bank Plus Common Stock after giving effect to the Merger. Any one of a number of factors, however, could cause the Bank Plus Stock Consideration Value to be adjusted below $12,012,000. No assurance can be given that the Bank Plus Stock Consideration Value will not be adjusted below $12,012,000 or that certain of the outstanding options to purchase Hancock Stock would not be exercised prior to the Effective Time, either of which event would cause the per share consideration to be less than $9.22 per share.

                             For example, assuming the Bank Plus Stock
                             Consideration Value is $11,750,000 and the number of shares of Hancock Stock issued and outstanding immediately prior to the Effective Time is 1,302,862, each outstanding share of Hancock Stock would receive consideration in the Merger of $9.01 per share, payable in Bank Plus Common Stock. In such case, assuming the Market Value Per Bank Plus Share is $11.00 (the last reported sales price of the Bank Plus Common Stock on July 1, 1997), then each outstanding share of Hancock Stock (except for shares held by Hancock stockholders properly exercising dissenters' rights) would be converted into .8191 of a share of Bank Plus Common Stock ($9.01 divided by $11.00). Based on the assumptions in this paragraph, the aggregate number of Merger Shares issued to the Hancock stockholders would be 1,068,182 or 5.5% of the outstanding Bank Plus Common Stock after giving effect to the Merger.

Treatment of Stock Options.. Pursuant to the Merger Agreement, all options granted by Hancock under the Hancock Savings Bank Incentive Stock Option Plan (the "Hancock Stock Option Plan") and, assuming it is approved by the Hancock stockholders, the Kellogg Option (collectively, the "Options") shall become immediately exercisable, whether vested or not. Each Option that is outstanding and unexercised immediately prior to the Effective Time shall be canceled in consideration of the payment by Hancock to each holder of such Options of an aggregate amount in cash equal to the positive difference, if any, of (a) the product of (i) the quotient obtained by dividing the Bank Plus Stock Consideration Value by the number of shares of Hancock Stock outstanding immediately prior to the Effective Time (which will be equal to the per share consideration received by stockholders of Hancock), multiplied by (ii) the number of shares of Hancock Stock as to which such holder has Options, minus (b) the aggregate exercise price of such Options. As of the Record Date, there were 77,225 options outstanding with an average exercise price of $7.11 per share. See "PROPOSAL 1--APPROVAL OF THE MERGER-- Consideration Payable Upon Consummation of the Merger" and "PROPOSAL 3--APPROVAL OF THE KELLOGG OPTION" and "INFORMATION REGARDING HANCOCK-- Executive Officer Compensation of Hancock."

Reasons for the Merger;
 Recommendation of the
 Hancock Board of Directors
 with Respect to the
 Merger..................... In view of, among other things, the financial terms of the Merger to Hancock's stockholders, Hancock's current financial condition, including its status as a "significantly undercapitalized" institution under the prompt corrective action provisions of the FDICIA, and the provisions of the Order requiring Hancock, among other things, to either engage in a capital-raising transaction or, alternatively, recapitalize by merging or being acquired, the Hancock Board of Directors has unanimously concluded that the Merger is in the best interests of Hancock and its stockholders and unanimously recommends that stockholders vote for approval of the Merger Agreement. See "PROPOSAL 1--APPROVAL OF THE MERGER--Background and Reasons for the Merger." For information on the interests of certain officers and directors of Hancock in the Merger, see "PROPOSAL 1--APPROVAL OF THE MERGER-- Interests of Certain Persons in the Merger."

Opinion of Hancock's
 Financial Advisor.......... Smith & Crowley Inc. ("Smith & Crowley") has
                             served as a financial advisor to Hancock in connection with the Merger and has delivered a written opinion to the Hancock Board of Directors that the aggregate consideration to be paid to Hancock's stockholders as a result of the Merger is fair from a financial point of view. For more information, see "PROPOSAL 1--APPROVAL OF THE MERGER--Opinion of Financial Advisor to Hancock." The opinion of Smith & Crowley is attached as Annex C to this Proxy Statement/Prospectus. Stockholders are urged to read such opinion in its entirety for descriptions of the procedures followed, assumptions made and matters considered, as well as limitations on the reviews undertaken by Smith & Crowley in connection with evaluating the Merger.

Effective Time.............. The Effective Time of the Merger will be on a date selected by Bank Plus and Fidelity within five business days after the expiration of all applicable regulatory waiting periods in connection with the approval of the Merger and the satisfaction or waiver of all other conditions to the consummation of the Merger, on which the Articles of Combination of Fidelity and Hancock are filed with the OTS. The Merger shall be effective on the date specified in the endorsement of the Articles of Combination by the OTS. It is anticipated that the Effective Time will be prior to July 31, 1997.

Conditions to the Merger;
 Regulatory Approval........ The obligations of Bank Plus, Fidelity and
                             Hancock to effect the Merger are subject to the satisfaction of certain conditions, including, among others: (i) the approval of the Merger Agreement by the holders of at least two-thirds (66 2/3%) of the outstanding shares of Hancock Stock shall have been obtained; (ii) all regulatory approvals, consents and waivers required to consummate the transactions contemplated by the Merger Agreement shall have been obtained and all applicable statutory waiting periods in respect thereof shall have expired; (iii) no order, decree, injunction or law prohibiting the Merger shall be in effect and no litigation seeking to prevent the Merger or the transactions contemplated by the Merger Agreement shall be pending; (iv) no stop order suspending the effectiveness of the Registration Statement shall be in effect; (v) the Merger Shares shall be approved for listing by the Nasdaq National Market; (vi) Deloitte & Touche LLP shall have issued an opinion that the Merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and (vii) a general release from liability from Hancock's previous chief executive officer shall be in full force and effect.

                             In addition, the obligations of Bank Plus and Fidelity to effect the Merger are subject to the satisfaction of certain conditions, including, among others: (i) the representations and warranties of Hancock set forth in the Merger Agreement shall be true and correct in all material respects; (ii) Hancock shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement; (iii) there shall not have occurred any "Material Adverse Change" (as defined below) in the financial condition of Hancock (as reflected in Hancock's unaudited balance sheet at June 30, 1997); (iv) Bank Plus and Fidelity shall have received an opinion from Manatt, Phelps & Phillips, LLP, counsel to Hancock covering certain matters addressed in the Merger Agreement; (v) no regulatory approval shall have imposed a burdensome condition on Bank Plus or Fidelity; (vi) the Order issued by the OTS, any prompt corrective action directive, order or restriction, and all enforcement proceedings applicable to Hancock shall have been terminated; and (vii) the Hancock Stock Option Plan and the Kellogg Option shall have been canceled. The Merger Agreement defines a "Material Adverse Change" as having occurred if:
                             (A) there is an outflow of Hancock's deposits at June 30, 1997, as compared to Hancock's audited balance sheet at December 31, 1996 in excess of $10 million and/or (B) the Adjusted Net Book Value (as defined herein) of Hancock at June 30, 1997 is equal to or less than $3,537,000.

                             In addition, the obligations of Hancock to effect the Merger are subject to the satisfaction of certain conditions, including, among others: (i) the representations and warranties of Bank Plus and Fidelity set forth in the Merger Agreement shall be true and correct in all material respects; (ii) Bank Plus and Fidelity shall have performed in all material respects all covenants and agreements required to be performed by them under the Merger Agreement; (iii) Hancock shall have received an opinion from Gibson, Dunn & Crutcher LLP, counsel to Bank Plus and Fidelity covering certain matters addressed in the Merger Agreement; and (iv) there shall not have occurred any event that has had or would be reasonably likely to have a "Material Adverse Effect" (as defined in the Merger Agreement) on Bank Plus since March 31, 1997.

                             Such conditions may be waived by the parties in whole or in part at any time and from time to time in their sole discretion. Each of the parties reserves the right to terminate the Merger Agreement upon the failure of any of its conditions to be satisfied. See "PROPOSAL 1-- APPROVAL OF THE MERGER--Conditions to Consummation of the Merger."

Conduct of Business Pending
 the Merger................. Pursuant to the Merger Agreement, Hancock is
                             subject to certain restrictions in conducting its business, and must obtain the approval of Bank Plus prior to engaging in certain activities. See "PROPOSAL 1--APPROVAL OF THE MERGER--Conduct of Business Pending the Merger."

No Solicitation of
 Alternative Transactions... Hancock has agreed that it will not initiate, solicit or otherwise facilitate any alternative "Acquisition Proposal" (as defined in the Merger Agreement). Notwithstanding the foregoing, in the event that Hancock receives a "Superior Proposal" (as defined in the Merger Agreement), nothing contained in the Merger Agreement shall prevent the Board of Directors of Hancock from providing information to the party making the Superior Proposal or making a recommendation in favor of the Superior Proposal if the Board of Directors of Hancock determines in good faith that such action or actions are required by reason of the fiduciary duties of the members of the Board of Directors of Hancock to the stockholders of Hancock. Should Hancock accept a Superior Proposal, it shall pay to the Company $500,000 as liquidated damages. See "PROPOSAL 1 --APPROVAL OF THE MERGER--No Solicitation of Alternative Transactions."

Termination................. The Merger Agreement may be terminated (i) by mutual consent; (ii) by any party if any required regulatory approval is denied or a government authority enjoins the Merger; (iii) by any party if the Merger is not consummated by September 30, 1997; (iv) by any party if the stockholders of Hancock do not approve the Merger Agreement;
                             (v) by any party for an uncured material breach of a representation, warranty or covenant of the Merger Agreement by the other party; (vi) by Hancock if there has occurred any event that has had or would be reasonably likely to have a Material Adverse Effect on Bank Plus or Fidelity since March 31, 1997; (vii) by Bank Plus or Fidelity if there has been a Material Adverse Change in the financial condition of Hancock; or
                             (viii) by Hancock if the Market Value Per Bank Plus Share is less than $8.00.

                             If Bank Plus or Fidelity terminates the Merger Agreement as a result of a willful breach by Hancock of any of its obligations thereunder or as a result of the failure by Hancock to obtain the requisite vote of its stockholders to approve the Merger Agreement, then Hancock shall pay to Bank Plus, as liquidated damages, $500,000. See "PROPOSAL 1--APPROVAL OF THE MERGER--Amendment and Termination."

Surrender of Hancock Stock
 Certificates............... For a description of how to exchange Hancock
                             Stock certificates, see "PROPOSAL 1--APPROVAL OF THE MERGER--Surrender of Hancock Certificates." HOLDERS OF HANCOCK STOCK SHOULD NOT SURRENDER THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE LETTERS OF TRANSMITTAL OR INSTRUCTIONS AFTER THE EFFECTIVE TIME.

Interests of Certain
 Persons in the Merger...... As of the Record Date, the directors and executive officers of Hancock beneficially owned 751,787 shares of Hancock Stock which will be converted into the right to receive shares of Bank Plus Common Stock in the Merger. Executive officers and other employees of Hancock held as of the Record Date options to purchase 77,225 shares of Hancock Stock, which (if not exercised prior to the Effective Time) will be canceled in connection with the Merger in exchange for cash payments. Non-employee directors did not hold any options as of the Record Date.

                             Pursuant to an employment agreement with Hancock, Kathleen L. Kellogg, President and Chief Executive Officer of Hancock, is entitled to a lump sum payment of $240,000 if her employment is terminated upon consummation of the Merger. Pursuant to a change of control employment agreement with Hancock, Ken Paris, Senior Vice President and Chief Credit Officer of Hancock, is entitled to a lump sum payment of six months' salary if a change in control occurs and his employment is terminated or materially changed or he resigns for good cause.

                             On April 18, 1997, Hancock entered into an engagement letter with Hovde Financial, Inc. ("Hovde") whereby Hovde agreed to provide financial advisory services to Hancock in connection with a possible transaction with Bank Plus. Hovde is affiliated with Hancock Park Acquisition, L.P., a principal stockholder of Hancock, and with Eric D. Hovde, a director of Hancock. See "INFORMATION REGARDING HANCOCK-- Beneficial Ownership of Hancock Stock" and "PROPOSAL 2--ELECTION OF HANCOCK DIRECTORS." Under the engagement letter, Hovde agreed to perform various services for Hancock, including introducing Hancock to Bank Plus and assisting Hancock in negotiating the financial terms of the Merger. Under the engagement letter, Hovde is entitled to receive a fee in the event a transaction (including transactions such as the Merger) is consummated by Hancock with Bank Plus by September 30, 1998. Such fee will, under the engagement letter, equal the greater of $200,000 or 2% of the consideration paid by Bank Plus in the Merger. Hovde is also entitled to receive expenses up to $2,000 and will be entitled to indemnification by Hancock under certain circumstances.

                             On June 6, 1997, Hancock entered into a
                             Settlement Agreement and Release (the "Settlement Agreement") with Daniel E. Wolfus, a principal stockholder of Hancock, whose executive positions with Hancock ceased effective March 25, 1997 and whose service as a director of Hancock ceased effective May 23, 1997. The effectiveness of the Settlement Agreement is, by its terms, specifically conditioned upon the closing of the Merger. Pursuant to the Settlement Agreement, on consummation of the Merger, Hancock will pay to Mr. Wolfus $10,900, and a lump sum based upon certain stock options that Mr. Wolfus held as of March 25, 1997. Specifically, Mr. Wolfus is entitled to receive, as of the closing of the Merger, the difference between the per share consideration for Hancock Stock in the Merger and $3.85 per share (the per share exercise price of his former stock options) multiplied by 6,250 stock options. Mr. Wolfus and Hancock each agreed to provide a general release to the other party under the Settlement Agreement.

                             Under the Merger Agreement, Bank Plus and
                             Fidelity have agreed to cooperate with Hancock in obtaining, and may participate in funding, adequate directors' and officers' and other insurance "tail" coverage for a period of three years.

                             See "PROPOSAL 1--APPROVAL OF THE MERGER--
                             Interests of Certain Persons in the Merger."

Certain Federal Income Tax
 Considerations............. As a condition of closing, the parties shall have received the opinion of Deloitte & Touche LLP, independent auditors of Bank Plus, Fidelity and Hancock, to the effect that the Merger constitutes a tax-free "reorganization" within the meaning of Section 368(a) of the Code, and each of Bank Plus, Fidelity and Hancock will be a party to such tax-free reorganization within the meaning of Section 368(a). Based on such opinion, no gain or loss will be recognized by the stockholders of Hancock upon exchange of their Hancock Stock for Bank Plus Common Stock pursuant to the Merger, except for cash received in lieu of fractional shares of Bank Plus Common Stock. See "PROPOSAL 1--APPROVAL OF THE MERGER--Certain Federal Income Tax Consequences."

Accounting Treatment........ The Merger is expected to be accounted for under the "purchase" method of accounting, in
                             accordance with generally accepted accounting principles. See "PROPOSAL 1--APPROVAL OF THE MERGER--Accounting Treatment."

Dissenters' Rights.......... Pursuant to Section 552.14 of the Rules and
                             Regulations of the OTS, a copy of which is attached hereto as Annex B, a stockholder of Hancock who wishes to assert dissenters' rights with respect to the Merger must deliver to Hancock, prior to the Meeting, a written objection identifying himself or herself and stating his or her intention to demand appraisal of and payment for his or her shares. The demand for appraisal and payment must be in addition to and separate from any proxy or vote against the Merger by the stockholder. In addition, in order to dissent, the stockholder must not vote "FOR" the Merger. THE REQUIRED PROCEDURES SET FORTH IN
                             SECTION 552.14 MUST BE FOLLOWED EXACTLY OR ANY DISSENTERS' RIGHTS MAY BE LOST. See "PROPOSAL 1-- APPROVAL OF THE MERGER--Dissenters' Rights."

Market Value of Bank Plus
 Common Stock and Hancock
 Stock...................... The last reported sales price per share of Bank
                             Plus Common Stock, as quoted on the Nasdaq
                             National Market on July 1, 1997, was $11.00. The last reported sales price per share of Hancock Stock, as reported by the OTC Bulletin Board on June 30, 1997, was $9.00.

                   PROPOSAL 2--ELECTION OF HANCOCK DIRECTORS

Election of Directors....... At the Meeting, Hancock stockholders shall elect three directors of Hancock, to serve for three-year terms or until their successors are elected and qualified. If the Merger is consummated, the terms of all directors of Hancock will end at the Effective Time.

Nominees.................... The Hancock Board of Directors' nominees for election are Ezunial Burts, Eric D. Hovde and Kathleen L. Kellogg. See "PROPOSAL 2--ELECTION OF HANCOCK DIRECTORS."

                   PROPOSAL 3--APPROVAL OF THE KELLOGG OPTION

Kellogg Option.............. In March 1997, Hancock granted Ms. Kellogg, the
                             President and Chief Executive Officer of Hancock, the Kellogg Option which entitles Ms. Kellogg to purchase up to 50,000 shares of Hancock Stock at an exercise price of $7.46 per share. The Kellogg Option requires the approval of Hancock's stockholders to become effective. If the Merger is consummated, Hancock intends to cancel the Kellogg Option and make a cash payment to Ms. Kellogg pursuant to the formula set forth under "--Treatment of Stock Options" above. See "PROPOSAL 3--APPROVAL OF THE KELLOGG OPTION."

                     SELECTED FINANCIAL DATA OF THE COMPANY

  The following selected financial data of the Company is qualified by reference to and should be read in conjunction with the financial statements and notes thereto (including, without limitation, notes 1 and 13 regarding certain reorganizations and recapitalizations) and Management's Discussion and Analysis of Financial Condition and Results of Operations included in Annexes E and F hereto. The selected operating data for the years ended December 31, 1996, 1995 and 1994 and the selected balance sheet data as of December 31, 1996 and 1995 are derived from, and are qualified by reference to, the audited financial statements of the Company included in Annex E hereto. The selected operating data for the years ended December 31, 1993 and 1992 and the selected balance sheet data as of December 31, 1994, 1993 and 1992 are derived from audited financial statements not included herein. The selected operating data for the three-month periods ended March 31, 1997 and 1996, and the selected balance sheet data as of March 31, 1997 and 1996 are derived from the unaudited financial statements of the Company. In the opinion of the Company's management, the unaudited financial statements have been prepared by the Company on a basis consistent with the Company's audited financial statements and include all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the financial position and the results of operations for those periods. Operating results for the three-month period ended March 31, 1997 are not necessarily indicative of the results that will be achieved for the entire year ended December 31, 1997. The Company paid no common stock cash dividends during the periods reflected in the following tables.

                           AT OR FOR THE THREE
                                 MONTHS
                             ENDED MARCH 31,              AT OR FOR THE YEAR ENDED DECEMBER 31,
                          ----------------------  ------------------------------------------------------------
                             1997        1996        1996        1995          1994        1993        1992
                          ----------  ----------  ----------  ----------    ----------  ----------  ----------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
 Total Assets...........  $3,294,647  $3,279,564  $3,330,290  $3,299,444    $3,709,838  $4,389,781  $4,695,518
 Total loans, net.......   2,642,217   2,878,311   2,691,931   2,935,116     3,288,303   3,712,051   3,990,449
 Deposits...............   2,516,991   2,579,062   2,495,933   2,600,869     2,697,272   3,368,664   3,459,648
 FHLB advances..........     387,151     232,700     449,851     292,700       332,700     326,400     581,400
 Other borrowings.......     140,000     209,900     140,000     150,000       500,000     407,830     327,000
 Preferred stock issued
  by consolidated
  subsidiary............      51,750         --       51,750         --            --          --          --
 Subordinated notes.....         --          --          --          --            --       60,000      60,000
 Stockholders' equity...     161,993     227,539     161,657     229,043       156,547     182,284     220,171
 Stockholders' equity
  per common
  share(1)(2)...........        8.88       12.47        8.86        9.72(3)      24.11      173.51      209.57
 Common shares
  outstanding(1)(2).....  18,245,265  18,242,465  18,245,265  18,242,465     6,492,465   1,050,561   1,050,561
OPERATING DATA:
 Interest income........  $   58,707  $   60,052  $  237,913  $  246,477    $  241,465  $  289,331  $  370,715
 Interest expense.......      38,350      38,214     152,623     174,836       155,828     188,494     240,124
                          ----------  ----------  ----------  ----------    ----------  ----------  ----------
 Net interest income....      20,357      21,838      85,290      71,641        85,637     100,837     130,591
 Provision for estimated
  loan losses...........       4,251       3,905      15,610      69,724(4)     65,559      65,100      51,180
                          ----------  ----------  ----------  ----------    ----------  ----------  ----------
 Net interest income
  after provision for
  estimated loan losses.      16,106      17,933      69,680       1,917        20,078      35,737      79,411
 Gains (losses) on loan
  sales, net............           7         --           22         522        (3,963)        194       1,117
 Gains on securities and
  trading activities,
  net...................       1,221         (83)      1,336       4,098         1,130       1,304         --
 Gains on sales of
  servicing.............         --          --          --        4,604           --          --          --
 Fee income from sale of
  uninsured investment
  products(5)...........       1,513       1,199       4,456       4,117         3,419         --        2,606
 Loans, retail banking
  and other fees........       1,258       1,604       5,339       6,866         9,040       8,660      12,291
 Real estate operations,
  net...................      (2,301)     (2,455)     (8,907)     (9,145)      (17,419)    (48,843)    (22,261)
 SAIF special
  assessment............         --          --      (18,000)        --            --          --          --
 1994 restructuring and
  recapitalization
  charges, net..........         --          --          --          --        (65,394)        --          --
 Operating expense other
  than SAIF special
  assessment and 1994
  restructuring and
  recapitalization
  charges...............     (14,336)    (16,627)    (64,451)    (81,954)      (91,859)    (98,732)    (75,044)
                          ----------  ----------  ----------  ----------    ----------  ----------  ----------
 (Loss) before income
  taxes and minority
  interest in
  subsidiary............       3,468       1,571     (10,525)    (68,975)     (144,968)   (101,680)     (1,880)
 Income tax (benefit)
  expense...............      (2,300)         40      (1,093)          4       (16,524)    (35,793)     (2,167)
                          ----------  ----------  ----------  ----------    ----------  ----------  ----------
 Net (loss) earnings
  before minority
  interest in
  subsidiary............       5,768       1,531      (9,432)    (68,979)     (128,444)    (65,887)        287
 Minority interest in
  subsidiary (dividends
  on subsidiary
  preferred stock)......      (1,553)        --       (4,657)        --            --          --          --
                          ----------  ----------  ----------  ----------    ----------  ----------  ----------
 Net (loss) earnings....       4,215       1,531     (14,089)    (68,979)     (128,444)    (65,887)        287
 Preferred stock
  dividends.............         --        1,553      (1,553)        --            --          --          --
                          ----------  ----------  ----------  ----------    ----------  ----------  ----------
 Net (loss) earnings
  available for common
  stockholders..........  $    4,215  $      (22) $  (15,642) $  (68,979)   $ (128,444) $  (65,887) $      287
                          ==========  ==========  ==========  ==========    ==========  ==========  ==========
 Net (loss) earnings per
  common share(1)(2)....  $     0.23  $      --   $    (0.86) $    (8.84)   $   (39.08) $   (62.72) $     0.27
                          ==========  ==========  ==========  ==========    ==========  ==========  ==========
 Weighted average common
  shares
  outstanding(1)(2).....  18,245,265  18,242,465  18,242,887   7,807,201     3,286,960   1,050,561   1,050,561
                          ==========  ==========  ==========  ==========    ==========  ==========  ==========

                           AT OR FOR THE
                           THREE MONTHS
                          ENDED MARCH 31,            AT OR FOR THE YEAR ENDED DECEMBER 31,
                         -------------------      -------------------------------------------------------
                           1997       1996          1996          1995       1994       1993       1992
                         --------   --------      --------      --------   --------   --------   --------
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED OPERATING
 RATIOS:
 (Loss) return on
  average assets........     0.51 %     0.19 %       (0.42)%       (1.92)%    (3.17)%    (1.43)%     0.01%
 (Loss) return on
  average equity........    10.40 %     2.69 %(6)    (7.01)%(6)   (42.31)%   (83.00)%   (29.99)%     0.13%
 Average equity divided
  by average assets.....     4.87 %     6.96 %        6.71 %        4.54 %     3.82 %     4.77 %     4.57%
 Ending equity divided
  by ending assets......     4.92 %     6.94 %        4.85 %        6.94 %     4.22 %     4.15 %     4.69%
 Operating expense to
  average assets(7).....     1.72 %     2.04 %        1.94 %        2.28 %     2.27 %     2.14 %     1.52%
 Efficiency ratio(8)....    61.97 %    67.71 %       67.77 %       89.81 %    97.58 %    79.66 %    45.38%
 Interest rate spread
  for the period........     2.13 %     2.35 %        2.31 %        1.89 %     2.24 %     2.31 %     2.66%
 Net yield on interest-
  earning assets........     2.44 %     2.68 %        2.63 %        2.05 %     2.22 %     2.31 %     2.80%
ASSET QUALITY DATA:
 NPAs(9)................ $ 63,353   $ 63,644      $ 60,788      $ 71,431   $ 85,729   $235,621   $234,405
 NPAs to total assets...     1.92 %     1.94 %        1.83 %        2.16 %     2.31 %     5.37 %     4.99%
 Nonaccruing loans...... $ 39,713   $ 40,111      $ 36,125      $ 51,910   $ 71,614   $ 93,475   $112,041
 Nonaccruing loans to
  total loans, net......     1.50 %     1.39 %        1.34 %        1.77 %     2.18 %     2.52 %     2.83%
 Classified assets...... $144,863   $288,902      $174,096      $219,077   $141,536   $372,502   $353,738
 Classified assets to
  total assets..........     4.40 %     8.81 %        5.23 %        6.64 %     3.82 %     8.49 %     7.53%
REGULATORY CAPITAL
 RATIOS:
 Tangible capital
  ratio.................     6.46 %     6.95 %        6.28 %        6.91 %     4.28 %     4.10 %     4.27%
 Core capital ratio.....     6.47 %     6.96 %        6.29 %        6.92 %     4.29 %     4.15 %     4.35%
 Risk-based capital
  ratio.................    12.29 %    12.49 %       11.85 %       12.43 %     8.28 %     9.32 %     9.76%
OTHER DATA:
 Sales of investment
  products(5)........... $ 38,405   $ 30,359      $118,061      $ 89,824   $112,430   $ 96,253   $ 77,078
 Real estate loans
  funded................ $  6,488   $    250      $ 13,859      $ 19,396   $521,580   $422,355   $435,690
 Average interest rate
  on new loans..........     8.00 %    10.00 %        8.41 %        9.61 %     5.85 %     6.75 %     7.77%
 Loans sold, net(10).... $ (3,044)  $ (1,753)     $ (2,069)     $    390   $273,272   $115,003   $204,435
 Number of:
   Real estate loan
    accounts (in
    thousands)..........       10         11            11            12         14         16         18
   Deposit accounts (in
    thousands)..........      192        205           194           207        216        241        233
   Retail branch
    offices(11).........       33         33            33            33         33         42         43

-------
 (1) For the periods prior to August 4, 1994, Fidelity's one share owned by Citadel, its former holding company and sole stockholder, has been retroactively reclassified into 1,050,561 shares of Class A Common Stock.

 (2) On February 9, 1996, the Bank's stockholders approved a one-for-four reverse stock split (the "Reverse Stock Split"). All per share data and weighted average common shares outstanding have been retroactively adjusted to reflect this change.

 (3) Calculation excludes $51.8 million of preferred stock issued by consolidated subsidiary.

 (4) In 1995, the Bank recorded a $45 million loan portfolio charge in connection with its adoption of an Accelerated Asset Resolution Plan (the "Accelerated Asset Resolution Plan").

 (5) Includes 100% of Gateway investment product sales.

 (6) Net of dividends on preferred stock of subsidiary of $1.6 million.

 (7) Excludes the impact of the Savings Association Insurance Fund ("SAIF") special assessment and the net 1994 restructuring and recapitalization charges (the "1994 Restructuring and Recapitalization").

 (8) The efficiency ratio is computed by dividing total operating expense by net interest income and noninterest income, excluding infrequent items, provisions for estimated loan and real estate losses, direct costs of real estate operations and gains/losses on the sale of securities.

 (9) Nonperforming assets ("NPAs") include nonaccruing loans and foreclosed real estate, net of special valuation allowances ("SVAs"), writedowns and real estate owned ("REO") general valuation allowance ("GVA"), if any.

(10) Excludes loans sold in certain bulk sales consummated in 1994 (the "Bulk Sales"), and is net of repurchases.

(11) All retail branch offices are located in Southern California.

                       SELECTED FINANCIAL DATA OF HANCOCK

  The following selected financial data of Hancock is qualified by reference to and should be read in conjunction with Hancock's consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations of Hancock included elsewhere herein. The selected operating data for the years ended December 31, 1996, 1995 and 1994 and the selected balance sheet data as of December 31, 1996 and 1995 are derived from, and are qualified by reference to, the audited financial statements of Hancock included elsewhere in this Proxy Statement/Prospectus. The selected operating data for the years ended December 31, 1993 and 1992 and the selected balance sheet data as of December 31, 1994, 1993 and 1992 are derived from audited financial statements not included herein. The selected operating data for the three-month periods ended March 31, 1997 and 1996, and the selected balance sheet data as of March 31, 1997 are derived from the unaudited financial statements of Hancock. In the opinion of Hancock's management, the unaudited financial statements have been prepared by Hancock on a basis consistent with Hancock's audited financial statements and include all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the financial position and the results of operations for those periods. Operating results for the three-month period ended March 31, 1997 are not necessarily indicative of the results that will be achieved for the entire year ended December 31, 1997. Hancock paid no cash dividends during the periods reflected in the following tables.

                             AT        AT OR FOR THE YEARS ENDED DECEMBER 31,
                          MARCH 31, ---------------------------------------------
                            1997      1996      1995     1994     1993     1992
                          --------- --------- -------- -------- -------- --------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Total Assets............  $ 202,336 $ 198,159 $195,544 $189,651 $183,185 $179,755
Total loans, net........    145,522   144,729  153,473  151,291  141,398  135,637
Deposits................    194,645   190,073  185,424  178,784  171,396  166,936
Stockholders' equity....      5,073     5,410    7,965    9,587   10,670   11,109
Stockholders' equity per
 share..................       3.89      4.15    10.94    13.17    14.66    15.26
Shares outstanding......  1,302,463 1,302,463  728,034  728,034  728,034  728,034

                          AT OR FOR THE
                          THREE MONTHS
                              ENDED
                            MARCH 31,     AT OR FOR THE YEARS ENDED DECEMBER 31,
                          --------------  -------------------------------------------
                           1997    1996    1996     1995     1994     1993     1992
                          ------  ------  -------  -------  -------  -------  -------
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Interest income.........  $3,661  $3,669  $14,442  $14,192  $12,305  $12,258  $14,720
Interest expense........   2,116   2,098    8,335    8,039    6,049    5,997    7,539
                          ------  ------  -------  -------  -------  -------  -------
  Net interest income...   1,545   1,571    6,107    6,153    6,256    6,261    7,181
Provision for estimated
 loan losses............     360     250    6,975    3,499    1,549    1,263      378
                          ------  ------  -------  -------  -------  -------  -------
  Net interest income
   (loss) after
   provision for
   estimated loan
   losses...............   1,185   1,321     (868)   2,654    4,707    4,998    6,803
Noninterest income......     164     106      992      555      367      962    1,350
Real estate operations,
 net....................     (96)   (111)    (512)     (61)    (829)  (1,173)    (133)
SAIF special assessment.                    1,191
Noninterest expense.....   1,585   1,334    5,288    5,521    5,407    5,722    5,430
  Income (loss) before
   income tax expense
   (benefit)............    (332)    (18)  (6,867)  (2,373)  (1,162)    (935)   2,590
Income tax expense
 (benefit)..............     --       (5)       2     (698)    (251)    (380)     874
  Net (loss) income.....  $ (332) $  (13) $(6,869) $(1,675) $  (911) $  (555) $ 1,716
                          ======  ======  =======  =======  =======  =======  =======
Net (loss) income per
 share..................  $(0.25) $(0.02) $ (7.27) $ (2.30) $ (1.25) $ (0.76) $  2.36
                          ======  ======  =======  =======  =======  =======  =======

                          AT OR FOR THE
                          THREE MONTHS
                         ENDED MARCH 31,     AT OR FOR THE YEARS ENDED DECEMBER 31,
                         -----------------   -----------------------------------------------
                          1997      1996      1996      1995      1994      1993      1992
                         -------   -------   -------   -------   -------   -------   -------
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED OPERATING
 RATIOS:
  (Loss) return on
   average assets.......   (0.66)%   (0.03)%   (3.49)%   (0.86)%   (0.49)%   (0.31)%    0.95%
  (Loss) return on
   average equity.......  (25.17)%   (0.65)%  (76.72)%  (18.39)%   (8.93)%   (5.06)%   16.63%
  Average equity divided
   by average assets....    2.61%     4.12%     4.55%     4.68%     5.43%     6.03%     5.71%
  Ending equity divided
   by ending assets.....    2.51%     4.07%     2.73%     4.07%     5.06%     5.82%     6.18%
  Operating expense to
   average assets(1)....    3.14%     2.75%     2.69%     2.70%     2.88%     3.15%     3.00%
  Efficiency ratio(2)...   92.74%    79.55%    74.79%    82.30%    81.64%    79.22%    63.65%
  Interest rate spread
   for the period.......    2.76%     3.01%     2.91%     2.98%     3.20%     3.26%     3.50%
  Net yield on interest
   earning assets.......    2.98%     3.16%     3.03%     3.08%     3.27%     3.30%     3.54%
ASSET QUALITY RATIOS:
  NPA's(3).............. $ 6,390   $ 8,312   $ 6,992   $ 7,886   $ 4,107   $11,418   $ 8,044
  NPA's to total assets.    3.16%     4.25%     3.53%     4.03%     2.17%     6.23%     4.47%
  Nonaccruing loans..... $ 5,209   $ 4,364   $ 5,448   $ 5,689   $ 1,904   $ 7,319   $ 6,084
  Nonaccruing loans to
   loans, net...........    3.58%     2.91%     3.76%     3.71%     1.26%     5.18%     4.49%
  Classified assets..... $25,568   $23,719   $27,006   $24,692   $13,477   $14,043   $10,967
  Classified assets to
   total assets.........   12.64%    12.14%    13.63%    12.63%     7.11%     7.67%     6.10%
  Classified assets as a
   percent of
   stockholder's equity
   and general allowance
   for loan losses......  279.07%   239.32%   297.77%   249.92%   119.87%   118.69%    90.72%
REGULATORY CAPITAL
 RATIOS:
  Core capital ratio(4).    3.11%     4.07%     3.34%     4.07%     5.08%     5.82%     5.79%
  Tier I risk-based
   capital ratio(4).....    4.49%     5.61%     4.84%     5.62%       NA        NA        NA
  Risk-based capital
   ratio(4).............    5.67%     6.86%     6.03%     6.87%     8.26%     8.45%     8.23%
OTHER DATA:
  Real estate loans
   funded............... $ 3,866   $ 4,485   $18,365   $17,430   $24,703   $19,462   $23,935

--------
(1) Excludes the impact of the Savings Association Insurance Fund ("SAIF") special assessment.
(2) The efficiency ratio is computed by dividing total operating expense by net interest income and noninterest income, excluding infrequent items, provisions for estimated loan and real estate losses, direct costs of real estate operations and gains/losses on the sale of securities.
(3) Non performing assets ("NPA's") include nonaccruing loans and foreclosed real estate, net of special valuation allowances ("SVA's"), writedowns and real estate owned ("REO").
(4) On June 30, 1997, Hancock paid $1.0 million representing the unamortized special SAIF assessment. If Hancock would have paid the SAIF assessment as of March 31, 1997 the capital ratios would have been as follows: Core capital at 2.63%, Tier I risk-based capital at 3.78% and Risk-based capital at 4.96%.

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

  The following unaudited pro forma combined statement of earnings data for the fiscal year ended December 31, 1996 and for the three months ended March 31, 1997 assume that the Merger occurred at the beginning of the periods presented. The following unaudited pro forma combined balance sheet data as of March 31, 1997 assumes that the Merger occurred as of that date. The pro forma earnings and balance sheet data are presented after giving effect to the purchase accounting and other Merger-related adjustments described in the respective notes to the pro forma combined financial statements included elsewhere in this Proxy Statement/Prospectus.

  The selected unaudited pro forma combined financial data have been derived from, or prepared on a basis consistent with, the unaudited pro forma combined condensed financial statements included herein. This data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred or that will occur after consummation of the Merger.

  THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE COMPANIES' HISTORICAL AND PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS AND NOTES THERETO, EITHER INCLUDED IN ANNEXES E AND F HERETO OR INCLUDED ELSEWHERE HEREIN. SEE "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS."

                                                       AT OR FOR
                                                          THE
                                                      THREE MONTHS FOR THE YEAR
                                                         ENDED        ENDED
                                                       MARCH 31,   DECEMBER 31,
                                                          1997         1996
                                                      ------------ ------------
                                                       (DOLLARS IN THOUSANDS,
                                                      EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
Total assets.........................................  $3,505,616
Total loans, net.....................................   2,783,505
Deposits.............................................   2,712,150
FHLB advances........................................     387,151
Other borrowings.....................................     140,000
Preferred stock issued by consolidated subsidiary....      51,750
Stockholders' equity.................................     174,005
Stockholders' equity per common share................        9.00
Common shares outstanding............................  19,337,265
OPERATING DATA:
Interest income......................................  $   62,395   $  252,463
Interest expense.....................................      40,743      162,073
                                                       ----------   ----------
Net interest income..................................      21,652       90,390
Provision for estimated loan losses..................       4,611       22,585
                                                       ----------   ----------
Net interest income after provision for estimated
 loan losses.........................................      17,041       67,805
Other income.........................................       1,766        2,726
Operating expense....................................      15,970       89,125
                                                       ----------   ----------
Earnings (loss) before income taxes and minority
 interest in subsidiary..............................       2,837      (18,594)
Income tax benefit...................................      (2,300)      (1,091)
                                                       ----------   ----------
Earnings (loss) before minority interest in
 subsidiary..........................................       5,137      (17,503)
Minority interest in subsidiary (dividends on
 subsidiary preferred stock).........................       1,553        4,657
                                                       ----------   ----------
Net earnings (loss)..................................       3,584      (22,160)
Preferred stock dividends............................         --         1,553
                                                       ----------   ----------
Net earnings (loss) available for common
 stockholders........................................  $    3,584   $  (23,713)
                                                       ==========   ==========
Pro forma net earnings (loss) per common share.......  $      .19   $    (1.23)
Weighted average common shares outstanding...........  19,337,265   19,334,887

                           COMPARATIVE PER SHARE DATA

  The following table sets forth for each of Bank Plus Common Stock and Hancock Stock certain historical, unaudited pro forma and unaudited pro forma equivalent per share financial information to reflect consummation of the Merger, based upon the historical financial statements of Bank Plus and Hancock. The information presented herein is for information purposes only and should be read in conjunction with the Unaudited Pro Forma Combined Condensed Financial Statements, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus and the separate historical consolidated financial statements of Bank Plus and Hancock which, in the case of Bank Plus, appear as an Annex to this Proxy Statement/Prospectus and, in the case of Hancock, are included in this Proxy Statement/Prospectus.

                                                  AS OF OR
                                               FOR THE THREE       FOR THE
                                                MONTHS ENDED     YEAR ENDED
                                               MARCH 31, 1997 DECEMBER 31, 1996
                                               -------------- -----------------
   Net Earnings (loss) Per Common Share:
     Bank Plus Common Stock:
       Historical net earnings (loss) per
        share.................................     $ 0.23          $(0.86)
       Pro forma (Bank Plus and
        Hancock)(1)(4)........................     $ 0.19          $(1.23)
       Cash dividends per share...............     $  --           $  --
     Hancock Stock:
       Net loss per share.....................     $(0.25)         $(7.27)
       Equivalent pro forma earnings (loss)
        per share(3)..........................     $  .16          $(1.03)
       Cash dividends per share...............     $  --           $  --
   Book Value Per Common Share (End of
    Period):
     Bank Plus Historical.....................     $ 8.88
     Hancock Historical.......................     $ 3.89
     Pro forma (Bank Plus and Hancock)(2)(4)..     $ 9.00
     Equivalent pro forma for Hancock(3)......     $ 7.54

--------
(1) Represents the pro forma combined information of Bank Plus and Hancock as if the Merger were consummated on January 1, 1997 and January 1, 1996 respectively, and accounted for as a purchase.
(2) Represents the pro forma combined information of Bank Plus and Hancock as if the Merger were consummated on March 31, 1997 and accounted for as a purchase.
(3) Represents pro forma combined information of Bank Plus and Hancock multiplied by an assumed exchange ratio of .8382 of a share of Bank Plus Common Stock for each share of Hancock Stock. This assumes the Bank Plus Stock Consideration Value is $12,012,000, the number of shares of Hancock Stock issued and outstanding immediately prior to the Effective Time is 1,302,862 and the Market Value Per Bank Plus Share is $11.00 (the last reported sales price of the Bank Plus Common Stock on July 1, 1997). No assurance can be given that the Bank Plus Stock Consideration Value will not be adjusted below $12,012,000, that certain of the outstanding Options to purchase Hancock Stock will not be exercised prior to the Effective Time, and/or that the Market Value Per Bank Plus Share will not be more or less than $11.00, any of which events would cause the exchange ratio to be different from the assumed exchange ratio mentioned above.

(4) Pro forma earnings per share and book value per share were calculated assuming a Bank Plus Common Stock price of $11.00 and a Bank Plus Stock Consideration Value of $12,012,000.

                          MARKET PRICES AND DIVIDENDS

BANK PLUS COMMON STOCK

  Effective March 14, 1996, the Bank's Class A Common Stock was listed and quoted on the Nasdaq National Market under the symbol "BPLS". Commencing May 5, 1996, the Bank Plus Common Stock was listed and quoted on the Nasdaq National Market replacing the Bank's Class A Stock. During 1995 and part of 1994, the Class A Common Stock of the Bank was traded over the counter and quoted on the OTC Bulletin Board.

  The following table sets forth the high and low daily closing sales prices of the Bank Plus Common Stock on the Nasdaq National Market commencing May 5, 1996, the high and low daily closing sales prices of the Bank's Class A Common Stock on the Nasdaq National Market between March 14, 1996 and May, 1996 and the high and low bid price of the Bank's Class A Common Stock on the OTC Bulletin Board between May 5, 1995 and May 5, 1996 for each of the following quarters:

                                                                    HIGH   LOW
                                                                   ------ ------
       1997(1)
         Second quarter........................................... $11.50 $ 9.63
         First quarter............................................  13.75  10.38

       1996(1)
         Fourth quarter........................................... $11.75 $10.63
         Third quarter............................................  10.63   8.75
         Second quarter...........................................   9.50   8.63
         First quarter............................................   9.75   8.50

       1995(1)(2)
         Fourth quarter........................................... $ 9.25 $ 5.50
         Third quarter............................................  11.50   6.00
         Second quarter...........................................  18.00  11.00
         First quarter............................................  20.00  16.00

--------
(1) Closing sale prices reflect the one-for-four reverse stock split approved by stockholders of the Bank on February 9, 1996.

(2) Prior to May 5, 1995, the Bank's Class A Common Stock was not quoted on the OTC Bulletin Board and bid prices were provided by J.P. Morgan Securities, Inc.

  The last reported sales price per share of the Bank Plus Common Stock, as quoted on the Nasdaq National Market on July 1, 1997 was $11.00. The number of holders of record of the Bank Plus Common Stock on June 20, 1997 was 553.

  Bank Plus has paid no dividends on the Bank Plus Common Stock since its formation in May 1996. Prior thereto, the Bank had not paid dividends on its Class A Common Stock since August 1994. Bank Plus currently has no plans to pay dividends on the Bank Plus Common Stock.

  Stockholders of Hancock are encouraged to obtain current quotations for shares of Bank Plus Common Stock.

HANCOCK STOCK

  Hancock Stock is listed on the OTC Bulletin Board under the trading symbol "HASB." To date there has been limited trading in Hancock Stock, and such trades cannot be characterized as constituting an active trading market. Hancock is aware of two securities dealers who trade in the Hancock Stock. The following table sets forth, for the periods indicated, the high and low sales prices of Hancock Stock, as reported by the OTC Bulletin Board for the periods indicated.

                                                                   HIGH    LOW
                                                                  ------- ------
    1997
     Second Quarter ............................................. $ 9.00  $7.25
     First Quarter...............................................   9.00   8.625

    1996
     Fourth Quarter..............................................   9.00   8.50
     Third Quarter...............................................  10.00   7.75
     Second Quarter..............................................   8.25   7.25
     First Quarter...............................................   8.00   3.25

    1995
     Fourth Quarter..............................................   3.50   3.125
     Third Quarter...............................................   3.25   2.50
     Second Quarter..............................................   2.00   2.00
     First Quarter...............................................   4.375  2.00

  The last reported sales price per share of Hancock Stock, as reported by the OTC Bulletin Board on June 30, 1997, was $9.00. Hancock paid no cash dividends during 1995, 1996 or 1997. As a federally chartered and insured financial institution with an inadequate capital position, Hancock is subject to restrictions on the ability to pay cash dividends. See "INFORMATION REGARDING HANCOCK--Supervision and Regulation of Hancock--Prompt Corrective Action Notification; Cease and Desist Order" and "--Federal Savings Institution Regulation--Limitation on Capital Distributions." As of the Record Date, there were 1,302,862 shares of Hancock Stock outstanding, held by approximately
360 stockholders of record.

                                 RISK FACTORS

  The Bank Plus Common Stock offered hereby involves a high degree of risk. In considering whether to vote for approval of the Merger Agreement, holders of Hancock Stock are urged to read and carefully consider the matters set forth below, as well as the other information contained herein.

RISK OF CONTINUING LOSSES

  Beginning in late 1991, the impact of the economic recession and substantial declines in real estate values in Southern California began to adversely affect collateral values and the ability of certain borrowers to repay their obligations to the Bank. This led to high levels of NPAs and net chargeoffs in 1991, which adversely affected the Bank's asset quality and results of operations. The foregoing factors contributed to a net loss of $65.9 million ($62.72 per share), a net loss of $128.4 million ($39.08 per share) and a net loss of $69.0 million ($8.84 per share) for the years ended December 31, 1993, 1994 and 1995, respectively. The Bank's losses during these periods were primarily due to significant increases in the provision for loan and real estate losses, lower net interest income due primarily to high levels of NPAs, decreased fee income due primarily to shrinkage of the Bank's deposit base, and increased operating and other expenses relating to managing the Bank's problem asset portfolio and the write-off of certain intangible assets.

  For the year ended December 31, 1996, the Company reported a net loss before minority interest in subsidiary of $9.4 million (after giving effect to the SAIF special assessment of $18.0 million). Earnings during 1996 were positively affected by, among other things, a reduced provision for estimated loan losses of $15.6 million compared to provisions of $69.7 million (including the effect of a $45 million loan portfolio charge taken in connection with the Bank's adoption of the Accelerated Asset Resolution Plan (the "Accelerated Asset Resolution Plan")), $65.6 million and $65.1 million during 1995, 1994 and 1993, respectively. The lower provision during 1996 is attributable to, among other things, lower levels of NPAs and classified assets in 1996 compared to prior years and the effect of the Accelerated Asset Resolution Plan and the $45.0 million reserve taken in connection therewith in 1995. No assurance can be given that economic conditions that may affect the Bank's market area or other circumstances will not require an increased provision which could have an adverse effect on the Company's financial condition and results of operations. See "--Adequacy of Allowance for Loan and Real Estate Losses."

HIGH LEVELS OF NONPERFORMING ASSETS AND OTHER ASSETS WITH INCREASED RISK

  Due to significant decreases in rental rates and property values, loans originated during the years 1987 through 1991 (which included the peak years of Southern California real estate values in recent periods) are characterized by generally higher loan to value ratios and lower debt coverage ratios. The levels of the Bank's NPAs between 1989 and 1994 increased as economic conditions worsened and contributed to substantial declines in real estate values. Subsequent to the 1994 Recapitalization and Restructuring, the levels of NPAs decreased substantially and remained at such lower levels during 1995 and 1996. As of March 31, 1997, 62% of the outstanding gross loan portfolio was originated between 1987 and 1991. Of the loan and REO chargeoffs for the three months ended March 31, 1997, 81% were associated with loans originated in such period. High levels of NPAs were exacerbated as a result of the Bank's concentration of loans secured by multifamily properties in geographic areas that suffered particularly significant declines in rental rates and real estate values and the impact of the Northridge earthquake. See "--Dependence on Real Estate and High Concentration of Multifamily Residential Loans."

  Levels of NPAs may remain at current levels or may increase in the future as problem loans are worked out and in some instances properties are taken into REO. The real estate market in Southern California and the overall economy in the areas where the Bank operates are likely to continue to have a significant effect on the quality of the Company's assets in the future.

ADEQUACY OF ALLOWANCE FOR LOAN AND REAL ESTATE LOSSES

  The Company's results of operations have been adversely affected in recent years by significant loan and real estate loss provisions taken in light of significant charge-offs against the Bank's allowance for estimated loan and REO losses and high levels of NPAs and increased levels of REO, particularly with respect to the Bank's loans on multifamily properties of 5 units or more. The amount of the Bank's allowance for loan losses represents management's estimate of the amount of loan losses likely to be incurred by the Bank, based upon various assumptions as to economic and other conditions. As such, the allowance for loan losses does not represent the amount of such losses that could be incurred under adverse conditions that management does not consider to be the most likely to arise. In addition, management's classification of assets and evaluation of the adequacy of the allowance for loan losses is an ongoing process. Consequently, there can be no assurance that material additions to the Bank's allowance for loan losses will not be required in the future, thereby adversely affecting earnings and the Bank's ability to maintain or build capital. While management believes that the current allowance is adequate to absorb the known and inherent risks in the loan portfolio, no assurances can be given that the allowance is adequate or that economic conditions which may adversely affect the Bank's market area or other circumstances will not result in future loan or REO losses, which may not be covered completely by the current allowance or may require an increased provision which could have an adverse effect on the Bank's financial condition and results of operations. Significant additional loan and real estate loss provisions may negatively impact the Bank's future results of operations and levels of regulatory capital.

ECONOMIC CONDITIONS IN FIDELITY'S MARKET AREA

  The performance of the Bank's multifamily and commercial loan portfolios has been adversely affected by Southern California economic conditions. These portfolios are particularly susceptible to the potential for further declines in the Southern California economy, such as increasing vacancy rates, declining rents, increasing interest rates, declining debt coverage ratios and declining market values for multifamily and commercial properties. In addition, the possibility that investors may abandon properties or seek bankruptcy protection with respect to properties experiencing negative cash flow, particularly where such properties are not cross-collateralized by other performing assets, can also adversely affect the multifamily loan portfolio.

  California has been hit particularly hard by adverse economic conditions and Southern California has experienced the brunt of the economic downturn in the state. Although certain economic indicators suggest that the Southern California economy is beginning to improve, many factors key to recovery may be impacted adversely by the Federal Reserve Board's interest rate policy as well as other factors. Consequently, rents and real estate values may not stabilize, which may affect future delinquency and foreclosure levels and may adversely impact the Company's asset quality, earning performance and capital levels.

DEPENDENCE ON REAL ESTATE AND HIGH CONCENTRATION OF MULTIFAMILY RESIDENTIAL
LOANS

  At March 31, 1997, substantially all of the Bank's loan portfolio was secured by real estate, and the Company had $23.6 million of net REO. In light of the economic recession in Southern California and the impact it has had and may have on the Southern California real estate market, the Bank's real estate dependence and high concentration of multifamily loans on properties of 5 or more units (approximately 62% of the Bank's mortgage loan portfolio) increases the risk of loss in the Bank's loan portfolio.

  Prior to the 1994 Restructuring and Recapitalization, the Bank experienced high delinquency rates in its multifamily portfolio of 5 or more units reflecting, among other things, (i) high vacancy rates, (ii) low apartment rental rates, (iii) a greater willingness of borrowers to abandon such properties or seek bankruptcy protection, particularly where such properties are experiencing negative cash flow and the loans are not cross-collateralized by other performing properties, and (iv) the substantial decreases in the market value of multifamily properties experienced in recent periods (resulting, in many cases, in appraised values less than the outstanding loan balances).

  Multifamily lending on properties of 5 or more units typically involves larger loans to a single obligor and is generally viewed as exposing the lender to a greater risk of loss than single family and multifamily (2 to 4 units) lending. The liquidation value of multifamily properties may be adversely affected by risks generally incident to interests in real property, which include: changes or continued weakness in general or local economic conditions and/or specific industry segments, declines in real estate values, declines in rental, room or occupancy rates, increases in interest rates, real estate and personal property tax rates and other operating expenses (including energy costs), the availability of refinancing, changes in governmental rules, regulations and fiscal policies, including rent control ordinances and environmental legislation, and other factors beyond the control of the borrower or the lender.

CAPITAL REQUIREMENTS

  The minimum capital requirements applicable to savings associations, such as the Bank, were significantly increased by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"). Under FIRREA, as implemented to date by the OTS, thrifts are required to maintain ratios of tangible capital to adjusted total assets (as defined in the regulations) of at least 1.5%, core capital to adjusted total assets (as defined in the regulations) of at least 3% and total capital to risk-weighted assets (as defined in the regulations) of at least 8%.

  The FDICIA, among other things, required the OTS to implement a system providing for regulatory sanctions against institutions that are not adequately capitalized. The severity of the sanctions increases to the extent that an institution's capital continues to decline. Under the prompt corrective action ("PCA") provisions, an institution is adequately capitalized (and, therefore, not undercapitalized) if (1) its ratio of core capital to adjusted total assets (as defined in the regulations) is at least 4%, (2) its ratio of core capital to risk-weighted assets (as defined in the regulations) is at least 4% and (3) its ratio of total capital to risk-weighted assets (as defined in the regulations) is at least 8%. An institution is treated as well capitalized if its core capital to adjusted total assets ratio is at least 5%, its core capital to risk-weighted assets ratio is at least 6%, and its total capital to risk-weighted assets is at least 10% and no OTS order or directive requiring higher capital ratios is then in effect.

  At March 31, 1997, the Bank met the requirements to be deemed well capitalized for regulatory purposes. However, there can be no assurance that the Bank will remain well capitalized in the future.

  The OTS also has the authority to establish, for individual thrifts, an individual minimum capital requirement ("IMCR") in excess of the standard requirement upon a determination by the OTS that such an IMCR is necessary or appropriate in light of such thrift's particular circumstances. For example, the OTS may determine that an IMCR is appropriate if, among other things, the OTS believes that an institution (i) has a high degree of exposure to interest rate risk or credit risk, (ii) has a high degree of exposure to concentration of credit risk or risks arising from nontraditional activities or fails to adequately monitor and control the risks presented by concentration of credit and nontraditional activities, (iii) may be adversely affected by the operation or condition of its holding company, (iv) has a portfolio reflecting weak credit quality or a significant likelihood of financial loss or (v) has inadequate underwriting standards or procedures. If the OTS determines that an IMCR should be imposed on an institution, the institution has an opportunity to submit a response to the OTS, but may have no opportunity for judicial review of an IMCR. If an institution fails to meet either the standard minimum capital requirements or any IMCR that may be imposed on it, it will become subject to a number of regulatory sanctions. Although the Bank is not currently subject to an IMCR, there can be no assurance that the Bank will not be subject to an IMCR in the future.

  The Bank's failure to meet its regulatory capital requirements would provide grounds for one or more of the following actions, depending on the severity of the violation: a requirement that the Bank file a capital restoration plan, a requirement that the Bank take additional actions to comply with the capital restoration plan, the issuance of a cease and desist order, the issuance of a capital directive, the imposition of civil money penalties on the Bank and certain affiliated parties, the imposition of such operating restrictions as the OTS deems appropriate at the time, such other actions by the OTS as it may be authorized or required to take under applicable statutes and regulations and, under certain circumstances, the appointment of a conservator or receiver for the Bank.

FLUCTUATIONS IN INTEREST RATES

  Prevailing economic conditions, particularly changes in market interest rates, as well as governmental policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect interest rates and a savings institution's net interest income. The results of operations of the Company depend to a large extent on net interest income, which is the difference between interest the Company receives from its loans, securities and other interest-earning assets and the interest expense the Company pays on its deposits and other interest-bearing liabilities. The Company is subject to risk from fluctuations in interest rates to the extent its interest-bearing liabilities mature or reprice at different times or on a different basis than its interest-earning assets. Generally speaking, maturing liabilities, such as deposits, may be replaced only with new liabilities paying interest rates prevailing at the time of maturity, which may possibly be higher than the rates applicable to the liabilities they replaced. Similarly, rates paid on liabilities which reprice or adjust are adjusted based on interest rates prevailing at the time of the repricing or adjustment. "Gap," generally speaking, represents the estimated difference between the amount of interest-earning assets and interest-bearing liabilities repricing during future periods as adjusted for interest-rate swaps and other financial instruments as applicable, and based on certain assumptions. One method the Company uses to measure its exposure to interest rate fluctuations is by calculating its one-year Gap, which is the ratio of (i) the difference between interest-sensitive assets and those liabilities that mature or reprice within 12 months to (ii) total assets. Analysis of the Gap provides only a static view of the Bank's interest rate sensitivity at a specific point in time. The actual impact of interest rate movements on the Company's net interest income may differ from that implied by any Gap measurement. The Company's maturity and repricing mismatch between interest rate sensitive assets and liabilities due within one year was a positive 18.99% at March 31, 1997, compared to a negative one-year Gap of 2.84% at December 31, 1996 and a positive one-year Gap of 7.06% at December 31, 1995. With a positive one-year Gap, the Company would anticipate a rising net interest rate margin over the near term in a rising rate environment. Conversely, in a falling interest rate environment, the Company would anticipate that net interest margin would be adversely affected.

  At March 31, 1997, approximately 93.5% of the Company's total loan portfolio consisted of loans which mature or reprice in accordance with the Federal Home Loan Bank Eleventh District Cost of Funds Index within one year, compared with approximately 92.6% at December 31, 1996, approximately 92.4% at December 31, 1995 and approximately 90.6% at December 31, 1994. During the latter part of 1995 and early 1996, the Company benefited from the fact that decreases in the interest rates accruing on the Company's adjustable rate mortgage ("ARM") loans lagged the decreases in interest rates accruing on its deposits. During the rising interest rate environment experienced in early 1995 and the latter part of 1996, however, the Company's net interest margin was reduced. If interest rates were to increase again, the Company's net interest income may suffer further as a result.

SIGNIFICANT REGULATION

  The financial institutions industry is subject to significant regulation, which has materially affected the industry in the past and will likely do so in the future. Such regulations, which affect Fidelity and Bank Plus on a daily basis, may be changed at any time, and the interpretation of the relevant law and regulations is also subject to change by the authorities who examine the Bank and interpret those laws and regulations. There can be no assurance that any present or future changes in the laws or regulations or in their interpretation will not materially and adversely affect the Company.

LEGAL PROCEEDINGS

  The Bank was named as a defendant in a purported class action lawsuit alleging violations of federal securities laws in connection with the offering of common stock by the Bank in 1994 as part of the Bank's 1994

Restructuring and Recapitalization. The suit was filed by Harbor Finance Partners ("Harbor") in an alleged class action complaint in the United States District Court-Central District of California on July 28, 1995 and originally named as defendants the Bank, Citadel, Richard M. Greenwood (the Bank's chief executive officer and Citadel's former chief executive officer), J.P. Morgan Securities, Inc. and Deloitte & Touche LLP. The suit alleged that false or misleading information was provided by the defendants in connection with the Bank's 1994 Restructuring and Recapitalization and stock offering and that the defendants knew and failed to disclose negative information concerning the Bank. A motion to dismiss the original complaint was filed by the Bank, and was granted without opposition. Thereafter, Harbor filed an amended complaint that did not include J.P. Morgan Securities, Inc. and Deloitte & Touche LLP as defendants and that contained some factual and legal contentions which were different from those set forth originally. On May 21, 1996, the court granted the Bank's and Greenwood's motion to dismiss the first amended complaint, but granted leave to amend. Following the filing of a second amended complaint, the Bank and Greenwood filed a motion to dismiss. At a hearing on July 22, 1996, the court ruled that the case should be dismissed with prejudice and a formal order to that effect was submitted to the court for execution. Harbor lodged certain objections to the proposed order, including objections that the state law claims in the second amended complaint should not be dismissed with prejudice. The court's order of dismissal was entered on August 5, 1996 and provided that all claims asserted in the second amended complaint under federal law were dismissed with prejudice and those under state law were dismissed without prejudice to their renewal in state court pursuant to 28 U.S.C. (S) 1367(b)(3). Harbor has filed a notice of appeal to the order of dismissal. The briefing in the appeal is now concluded and the appeal awaits hearing and disposition. On August 30, 1996, Harbor filed an alleged class action complaint in state court containing allegations similar to those raised in the federal court action as well as claims for unfair business practices to which the Bank and Greenwood filed demurrers seeking to have the case dismissed for failure to state a legally sufficient claim. These demurrers were sustained without leave to amend on March 13, 1997 and a judgment of dismissal has been entered in the trial court. The plaintiff has 60 days from notice of the entry of judgment to file an appeal.

  In addition, the Bank is a defendant in several individual and purported class actions brought by several borrowers which raise claims with respect to the manner in which the Bank serviced certain adjustable rate mortgages which were originated during the period 1983 through 1988. The actions have been filed between July 1, 1992 and February of 1995. In one case the Bank won a summary judgment in Federal District Court. This judgment was appealed. On July 25, 1996, the Ninth Circuit Court of Appeals filed its opinion which affirmed in part, reversed in part and remanded back to the Federal District Court for further hearing. In three Los Angeles Superior Court cases, judgments in favor of the Bank were recently entered. Plaintiff has appealed in all three cases. Two other cases are pending in the Los Angeles Superior Court. The plaintiffs' principal claim is that the Bank selected an inappropriate review date to consult the index upon which the rate adjustment is based that was one or two months earlier than what was required under the terms of the notes. In a declining interest rate environment, the lag effect of an earlier review period defers the benefit to the borrower of such decline, and the reverse would be true in a rising interest rate environment. The Bank strongly disputes these contentions and is vigorously defending these suits. The legal responsibility and financial exposure of these claims presently cannot be reasonably ascertained and, accordingly, there is a risk that the final outcome of one or more of these actions could result in the payment of monetary damages that could be material in relation to the financial condition or results of operations of the Bank. The Bank does not believe the likelihood of such a result is probable and has not established any specific litigation reserves with respect to such lawsuits.

  Although there can be no assurance, the Company's management and its counsel believe that none of the foregoing lawsuits or claims will have a material adverse effect on the financial condition or business of the Company.

COMPETITION

  The Company faces substantial competition for loans and deposits throughout its market areas. The Company competes on a daily basis with commercial banks, other savings institutions, thrift and loans, credit unions, finance companies, retail investment brokerage houses, mortgage banks, money market and mutual funds and other investment alternatives and other financial intermediaries, many of which have substantially greater resources, experience and capital than the Company. The Company faces competition throughout its market area from local institutions, which have a large presence in the Company's market areas, as well as from out-of-state financial institutions which have offices in the Company's market areas. Many of these other institutions offer services which the Company does not offer, including trust services. Furthermore, banks with a larger capital base and financial firms not subject to the restrictions imposed by banking regulation have larger lending limits and can therefore serve the needs of larger customers.

                       THE HANCOCK STOCKHOLDERS' MEETING

TIME, PLACE AND DATE OF THE MEETING

  The Meeting will be held at the offices of Hancock located at 157 North Larchmont, Los Angeles, California, on Tuesday, July 29, 1997, at 8:00 a.m., Los Angeles time.

MATTERS TO BE CONSIDERED AT THE MEETING

  The purposes of the Meeting are to consider and vote upon proposals: (i) to approve the Merger Agreement; (ii) to elect three directors to serve for three-year terms and until their successors are elected and qualified; and
(iii) to approve the grant of the Kellogg Option.

RECORD DATE

  The Hancock Board of Directors has fixed the close of business on June 16, 1997 as the Record Date for the determination of stockholders entitled to notice of, and to vote at, the Meeting. Accordingly, only holders of record of shares of Hancock Stock on the Record Date will be entitled to vote at the Meeting. As of the Record Date, there were 1,302,862 shares of Hancock Stock outstanding, held by approximately 360 stockholders of record.

PROXIES

  When a proxy card is returned, properly signed and dated, the shares represented thereby will be voted in accordance with the instructions on the proxy card. If a stockholder does not attend the Meeting and if a stockholder does not return the signed proxy card, such holder's shares will not be voted and this will have the effect of a vote "AGAINST" the approval of the Merger Agreement and "AGAINST" the approval of the grant of the Kellogg Option. Stockholders are therefore urged to mark the box on the proxy card to indicate how their shares are to be voted. If a stockholder returns a signed proxy card but does not indicate how the shares represented by the proxy card are to be voted, such shares will be voted "FOR" approval of the Merger Agreement, "FOR" election of the director nominees and "FOR" the approval of the Kellogg Option.

  The proxy card also confers discretionary authority on the proxy holder to vote the shares represented thereby on any other matter that is properly presented for action at the Meeting. A stockholder who has given a proxy may revoke it at any time prior to its exercise at the Meeting by delivering an instrument of revocation to the Secretary of Hancock, by duly executing and submitting a proxy card bearing a later date, or by appearing at the Meeting and voting in person. However, the mere presence at the Meeting of the stockholder who has given a proxy will not revoke such proxy. BROKERS WHO HOLD SHARES OF HANCOCK STOCK AS NOMINEES WILL NOT HAVE DISCRETIONARY AUTHORITY TO VOTE SUCH SHARES IN CONNECTION WITH THE PROPOSAL TO APPROVE THE MERGER AGREEMENT IN THE ABSENCE OF INSTRUCTIONS FROM THE BENEFICIAL OWNERS.

  Proxies will be solicited through the use of mails. In addition, certain directors, officers and employees of Hancock may solicit proxies (for no additional compensation) by personal interview, telephone, telegram or similar means of communication.

QUORUM

  The presence, either in person or by properly executed proxies, of the holders of a majority of the outstanding shares of Hancock Stock entitled to vote at the Meeting is necessary to constitute a quorum at the Meeting. Abstentions and broker non-votes will be treated as shares present and entitled to vote for purposes of determining the presence of a quorum.

VOTE REQUIRED

  Hancock stockholders are entitled to one vote at the Meeting for each share of Hancock Stock held of record by them as of the Record Date on each matter to be considered at the Meeting, except that, upon request, stockholders will have cumulative voting rights with respect to the election of directors. Cumulative voting rights entitle each stockholder to cast for one nominee a total number of votes equal to the number of shares the stockholder held of record on the Record Date multiplied by the number of directors to be elected or to distribute those votes on the same principle among as many nominees as the stockholder chooses. No stockholder will be entitled to cumulate votes for a nominee unless that nominee's name has been placed in nomination prior to the voting and a stockholder has given notice at the Meeting prior to the voting of that stockholder's intention to cumulate his votes. Discretionary authority to cumulate votes in the event that cumulative voting is invoked is solicited by the Board of Directors. The affirmative vote of the holders of two-thirds (66 2/3%) of the outstanding shares of Hancock Stock is required to approve the Merger Agreement. Abstentions and broker non-votes will have the same effect as a vote "AGAINST" the proposal. In the election of directors, the three candidates receiving the highest number of votes will be elected. Discretionary authority to cumulate votes is hereby solicited by the Board of Directors, and the return of an executed proxy shall grant such authority. The affirmative vote of the holders of at least a majority of the outstanding shares of Hancock Stock eligible to be cast at the Meeting is required to approve the Kellogg Option.

  In the event that the votes necessary to approve any of the foregoing proposals have not been obtained by the date of the Meeting or a quorum is not present at the Meeting, the Chairman of the Meeting may, in his or her discretion, adjourn the Meeting from time to time to permit the solicitation of additional proxies by the Board of Directors.

  As of the Record Date, directors, executive officers and affiliates of such directors and executive officers of Hancock beneficially owned an aggregate of 751,787 shares of Hancock Stock (not including shares issuable upon exercise of Options) or approximately 57.7% of the shares outstanding as of the Record Date. As of the Record Date, Bank Plus beneficially owned no shares of Hancock Stock.

STOCKHOLDINGS OF CERTAIN BENEFICIAL OWNERS AND HANCOCK'S MANAGEMENT

  Management of Hancock knows of no person or entity, other than those listed in the table under "INFORMATION REGARDING HANCOCK--Beneficial Ownership of Hancock Stock--Principal Stockholders" below, who owns, beneficially or of record, either individually or as a group, five percent or more of the outstanding shares of Hancock Stock.

                      PROPOSAL 1--APPROVAL OF THE MERGER

BACKGROUND AND REASONS FOR THE MERGER

  On September 2, 1995, Hancock retained Hovde to assist the Board in evaluating strategic options, including the potential sale of Hancock to a prospective merger partner or acquiror. The Board's decision to engage Hovde was motivated primarily by the increasing level of merger and acquisition activity in California and in response to inquiries directed to Hancock by two prospective acquirors. Commencing in the fourth quarter of 1995, Hovde marketed Hancock to a number of financial institutions. Although Hovde received preliminary expressions of interest from three financial institutions, no proposals satisfactory to the Hancock Board were received.

  As a result of the absence of a satisfactory acquisition proposal coupled with the issuance by the OTS of a prompt corrective action directive in March 1996 and regulatory demands for increased capital, the Board elected to temporarily abandon marketing efforts and seek a recapitalization of Hancock. The Board then contacted and interviewed three financial advisory firms to assist Hancock in completing a recapitalization. The Board selected Hovde to assist Hancock in completing a private placement of $4.0 million in new equity. The new equity was to be raised through the issuance of Hancock Stock to Hancock Park Acquisition, L.P., a newly formed limited partnership controlled by principals of Hovde. In electing to complete a private placement, the Board believed that the infusion of new equity would enable management to stabilize operations, eliminate regulatory concerns and address lingering asset quality problems.

  As a result of losses incurred during the second quarter of 1996 and the OTS' requirement that Hancock have minimum capital ratios required for an institution to be "well capitalized" under the PCA provisions of the FDICIA following completion of the offering, the private placement to Hovde, which was completed in August 1996, was increased to $4.4 million.

  The OTS conducted an examination of Hancock during the third and fourth quarters of 1996. The results of the examination together with the additional losses incurred by Hancock which again caused Hancock to fall below the capital levels required to be a "well capitalized" institution, caused the OTS to impose increased regulatory pressure for the Board either to raise additional capital or to find an acquiror for the institution. Thereafter, the Board accelerated its efforts to market Hancock and, in December 1996, retained Wedbush Morgan Securities Inc. ("Wedbush") to assist Hancock in identifying a suitable acquiror.

  During the first quarter of 1997, Wedbush marketed Hancock to several financial institutions. These efforts resulted in one institution completing on-site due diligence and then withdrawing and one other institution ("California I") completing an extensive off-site due diligence and delivering a non-binding proposal to Hancock. California I's proposal included a pricing formula set as a multiple to book value, with book value to be determined following completion of due diligence. In addition, this proposal required Hancock to enter a definitive agreement with "lock up" provisions prior to the commencement of due diligence by California I.

  On March 21, 1997, Hancock's Board of Directors authorized Hovde to contact Bank Plus and one other institution that Hovde had previously contacted on Hancock's behalf in order to evaluate a potential business combination with Hancock. On March 28, 1997, the Hancock Board stipulated and consented to the issuance of the Order by the OTS which, among other things, requires Hancock to raise additional capital or alternatively to recapitalize by merging or being acquired by no later than June 30, 1997. In late March 1997, representatives of Hovde met with representatives of Bank Plus to discuss a potential combination and expected pricing levels. During this meeting, representatives of Hovde discussed a price of $10.00 per fully diluted share of Hancock, or total consideration of approximately $13.2 million. Following this meeting, representatives of Bank Plus stated a preliminary interest in acquiring Hancock and proceeded with discussions on the basis of a $10.00 fully diluted per share price.

  On April 1, 1997, Hovde met with Hancock's Board of Directors to present the Bank Plus proposal and obtain authorization for Bank Plus to commence due diligence. The Bank Plus proposal was presented to the Board at the same time Hancock was considering California I's proposal. Based upon the strength of the Bank Plus proposal relative to California I's proposed offer, and following extensive deliberations by the Board, Hancock authorized Bank Plus to commence due diligence.

  During April 1997, representatives of Bank Plus conducted a due diligence examination of Hancock's loan portfolio. During the course of this examination, Bank Plus identified a number of areas of Hancock's loan portfolio which they believed would require additional loss reserves beyond the level represented by Hovde's $10.00 per fully diluted share analysis. Based upon these findings, and the results of Hancock's internal analysis, Bank Plus advised Hovde that they would lower their bid from $10.00 per fully diluted share to a level of $8.00 per fully diluted share. On April 17, 1997, Hovde met with Hancock's Board to present Bank Plus' conclusions and revised offer. Based upon Hovde's analysis of the Bank Plus offer relative to expected valuations following completion of a recapitalization, the Board concluded that the $8.00 per fully diluted share offer was unacceptable and directed Hovde to attempt to continue negotiations with Bank Plus in an effort to negotiate a higher price. From April 17 through April 21, 1997, Hovde met with representatives of Bank Plus to seek an increase in the offer to a level of no less than $9.00 per fully diluted share. On April 25, 1997, Bank Plus indicated a possible willingness to provide Hancock's stockholders with total consideration of $12,012,000 or an equivalent of $9.00 per fully diluted share, which amount would be subject to certain offsets to be more fully set forth in a definitive merger agreement, subject to completion of due diligence and negotiation of a definitive merger agreement acceptable to the Boards of Directors of Hancock, Bank Plus and Fidelity.

  On April 26, 1997, representatives of Hovde and Hancock management discussed the new proposal with Hancock's Board. Following a thorough discussion of the merits of the proposal, Hancock's Board authorized management to proceed with negotiation of a definitive merger agreement consistent with the new proposal. On April 30, 1997, Bank Plus' and Fidelity's Boards of Directors authorized their management to proceed with negotiations to acquire 100% of Hancock's issued and outstanding stock for total consideration of no more than $12,012,000, subject to certain price adjustments. The consideration was to be all stock and the transaction was intended to qualify as a tax-free reorganization. On May 2, 1997, the OTS issued the PCA Notification to Hancock, which notified Hancock that it was "significantly undercapitalized" under the PCA provisions of the FDICIA. As such, Hancock became subject to a number of significant operating restrictions which placed a limit on Hancock's business operations and the requirement to submit an acceptable capital restoration plan to the OTS within 45 days of May 2, 1997. During May and June 1997, representatives of Hovde, Hancock, Bank Plus and Fidelity and legal counsel to Hancock, Bank Plus and Fidelity met on several occasions and held several telephone conferences to negotiate the terms of the definitive Merger Agreement. On May 20, 1997, the Board received a verbal and written opinion from Smith & Crowley indicating that the offer from Bank Plus was fair from a financial point of view to the stockholders of Hancock. On June 11, 1997, representatives of Hovde and Hancock's legal counsel met with Hancock's Board to present the terms of the definitive Merger Agreement and answer questions concerning the Merger and the Merger Agreement. In addition, Ms. Kellogg advised the Hancock Board that Smith & Crowley had orally confirmed its May 20, 1997 opinion. On such date, after discussion, the Board authorized management, subject to the satisfactory negotiation of certain outstanding items, to execute the Merger Agreement with Bank Plus. On June 13, 1997, the Boards of Directors of Bank Plus and Fidelity approved the proposed acquisition subject to the resolution of certain issues. On June 25, 1997, Hancock, Bank Plus and Fidelity executed the Merger Agreement.

  In evaluating the proposed terms of the Merger, the Board of Directors of Hancock considered a variety of factors, reviewed information relating to Bank Plus and Fidelity and received reports from and presentations by its officers, financial advisors and legal counsel. Among the factors considered by the Board of Directors were: (i) the fact that the value of the consideration to be paid in the Merger represents a premium over the current market price of Hancock Stock; (ii) the requirements of the Order and alternatives to an acquisition of Hancock, including the advisability of continuing to operate Hancock as an independent entity, in light of Hancock's continued operating losses and "significantly undercapitalized" status; (iii) the results of operations and prospects of Bank Plus; (iv) the book value and earnings per share of Hancock; (v) the value and form of the consideration to be paid in the Merger compared with prices paid in acquisitions of comparable savings institutions; (iv) the opinion of Smith & Crowley, confirmed in a letter to the Board of Directors, that the consideration to be received in the Merger is fair from a financial point of view to Hancock and its stockholders (see "--Opinion of Financial Advisor to Hancock," below); (vii) the tax consequences of the transaction to Hancock stockholders; (viii) the value of Bank Plus Common Stock as an investment, including the opportunity to participate in the future performance of a larger financial institution than Hancock, and (ix) the Board's belief that the Merger will result in an expansion of the range of financial and investment products that will be offered to Hancock's customers after the Merger, as well as the opportunity to access Fidelity's larger branch network. The Hancock Board concluded in light of these factors and other factors that it considered appropriate, that the Merger is in the best interests of Hancock and its stockholders.

  The foregoing discussion of the information and factors considered by the Hancock Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Hancock Board of Directors did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Hancock Board of Directors may have given different weights to different factors.

  THE BOARD OF DIRECTORS BELIEVES THE PROPOSED MERGER IS IN THE BEST INTERESTS OF HANCOCK AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

OPINION OF FINANCIAL ADVISOR TO HANCOCK

  General. Pursuant to an engagement letter dated April 30, 1997 (the "Engagement Letter"), Hancock engaged Smith & Crowley to act as a financial advisor in connection with its evaluation of strategic alternatives, including the possible merger of Hancock with Bank Plus and Fidelity. Smith & Crowley is an investment banking firm specializing in commercial banks, savings and loan associations, savings banks and other financial intermediaries, and, as part of its investment banking activities, is called upon to advise clients in mergers, acquisitions, valuations and business activities involving financial institutions. Hancock selected Smith & Crowley as its financial advisor on the basis of this experience and the expertise of Smith & Crowley and its principals in transactions similar to this Merger.

  Prior to the May 20, 1997 meeting of Hancock's Board of Directors, the management of Hancock presented information concerning the proposed terms of the Merger to Smith & Crowley, upon which, at the May 20, 1997 meeting, Smith & Crowley delivered its verbal and written opinion, that the consideration to be received by the stockholders of Hancock pursuant to the Merger Agreement, taken as a whole, is fair to Hancock and its stockholders from a financial point of view. No limitations were imposed by Hancock on Smith & Crowley with respect to the investigations made or procedures followed in rendering its opinion. The May 20, 1997 written opinion was confirmed orally on June 11, 1997 and confirmed in writing on June 30, 1997. The full text of Smith & Crowley's written opinion to the Hancock Board of Directors, which sets forth the assumptions made, matters considered and limitations of the review by Smith & Crowley, is attached hereto as Annex C and is incorporated herein by reference and should be read carefully and in its entirety in connection with this Proxy Statement/Prospectus. Smith & Crowley's opinion is addressed to the Hancock Board of Directors, and does not constitute a recommendation to the Board of Directors or to any stockholder of Hancock concerning the basic business decision to proceed with or effect the Merger.

  In connection with its opinion, Smith & Crowley, among other things: (i) reviewed certain publicly available financial and other data with respect to Hancock, Bank Plus and Fidelity, including the annual audited consolidated financial statements for 1992 through the latest available year end (1995 for Hancock and 1996 for Bank Plus and Fidelity), unaudited interim periods to March 31, 1997 and certain other relevant financial and operating data relating to Hancock, Bank Plus and Fidelity made available to Smith & Crowley from published sources and from the internal records; (ii) reviewed the form of the Merger Agreement and made inquiries regarding and discussed the Merger, the Merger Agreement and other matters related thereto with Hancock's management and advisors; (iii) compared Hancock, Bank Plus and Fidelity from a financial point of view with certain other companies and groups of companies in the thrift industry that Smith & Crowley deemed to be relevant; (iv) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the thrift industry, which Smith & Crowley deemed to be comparable, in whole or in part, to the Merger; (v) reviewed and discussed with representatives of the management of Hancock, certain information of a business and financial nature regarding Hancock furnished to Smith & Crowley by them, including legal matters, credit quality data and business plans and prospects of Hancock; (vi) reviewed and discussed with representatives of the management of Bank Plus and Fidelity certain information of a business and financial nature regarding Bank Plus furnished to Smith & Crowley by them concerning the holding company and its principal subsidiaries, including primarily publicly-available data on current financial condition, credit quality and other pending business developments and general business plans; (vii) reviewed the price history, trading volume and valuation of Bank Plus Common Stock and, subject to more limited availability of information, that of Hancock; (viii) met with various officers and other members of management of Hancock, Bank Plus and Fidelity to discuss the foregoing, as well as other matters Smith & Crowley viewed as relevant to its analyses; and (ix) considered such other information, financial data and analyses and economic and market criteria and performed such other analyses and examinations as Smith & Crowley deemed appropriate.

  In connection with its review, Smith & Crowley did not assume any responsibility for independent verification of any of the foregoing information, and relied on all such information and assumed all such information was complete and accurate in all material respects. With respect to the business plan for Hancock, provided to Smith & Crowley by Hancock's management, Smith & Crowley assumed for purposes of its opinion that such plan was reasonably prepared on bases reflecting the best available estimates and judgments of the Hancock management at the time of preparation as to the future business and financial performance of Hancock and provided a reasonable basis upon which Smith & Crowley could form its opinion. Smith & Crowley obtained publicly-available financial forecasts for Bank Plus, and Smith & Crowley discussed the forecasts and general business plans, trends and expectations with management of Bank Plus and Fidelity. Smith & Crowley also assumed that there were no material changes in Hancock's, Bank Plus's or Fidelity's assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to Smith & Crowley. Smith & Crowley also discussed with legal counsel for Hancock, Bank Plus and Fidelity pending or threatened litigation involving the institutions. Smith & Crowley is not expert in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowance for losses with respect thereto and assumed for purposes of its opinion that such allowances for Hancock, Bank Plus and Fidelity are in the aggregate adequate to cover such losses. In addition, Smith & Crowley did not review any individual credit files, did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of Hancock, Bank Plus or Fidelity and was not furnished with any such appraisals. Further, Smith & Crowley's opinion was based on economic, monetary, market and other conditions as in effect on, and the information made available to Smith & Crowley as of, the date of the opinion, and on the assumption that the Merger will be consummated in accordance with its terms, without any amendment thereto and without waiver by Bank Plus or Hancock of any of the conditions to their obligations thereunder.

  Set forth below is a brief summary of the analyses made by Smith & Crowley in conjunction with its written opinion, which is attached hereto as Annex C.

  Comparable Company Analysis. Using public and other available information including FDIC Thrift Financial Report ("TFR") data, Smith & Crowley compared certain financial ratios of Hancock, Bank Plus and Fidelity (including the ratio of net income to average total assets ("return on average assets" or "ROA"), the ratio of net income to average total equity ("return on average equity" or "ROE"), certain capital adequacy ratios, certain credit quality ratios, net interest margin, net interest income as a percent of average assets and certain other income and cost control ratios) for 1994, 1995 and 1996 to four proxy groups: (i) a composite of all savings institutions in the United States; (ii) a composite of all 66 California-based savings institutions operating as of December 31, 1996; (iii) a similar composite of all 33 California-based savings institutions with total assets of less than $400 million; and (iv) a similar composite of 23 Southern California-based savings institutions with assets of less than $400 million. Analysis of profitability (ROA and ROE) showed that Hancock trailed all proxy group averages in all three time periods: In 1996, 1995 and 1994, Hancock registered ROAs of (2.88)%, (0.86)% and (0.49)%, respectively. Comparable data for the four composites were: United States: 0.60%, 0.68% and 0.51%, respectively; California: 0.36%, 0.55% and 0.20%, respectively; California thrifts under $400 million: (0.05)%, (0.05)% and (0.04)%, respectively; and Southern California thrifts under $400 million: (0.01)%, (0.18)% and (0.01)%, respectively. Comparable data for Fidelity were (0.29)%, (1.96)% and (2.75)%, respectively. Bank Plus was not formed until 1996 and its ROA in that year was (0.42)%. In 1996, 1995 and 1994, Hancock registered ROEs of (69.02)%, (18.58)% and (8.99)%, respectively. Comparable data for the four composites were: United States: 7.54%, 8.77% and 7.27%, respectively; California: 5.38%, 8.46% and 3.15%, respectively; California thrifts under $400 million: (0.72)%, (0.80)% and (0.58)%, respectively; and Southern California thrifts under $400 million: (0.11)%, (3.02)% and
(0.17)%, respectively. Comparable data for Fidelity were (4.36)%, (41.99)% and (62.88)%, respectively. Bank Plus's ROE for 1996 was (8.22)%. It was noted that both Bank Plus and Fidelity would have been profitable in 1996, were it not for the special assessment levied on thrift institutions by the Savings Association Insurance Fund (the "SAIF"), which assessment cost Bank Plus and Fidelity $18 million. In the first quarter of 1997, Hancock reported an additional loss of $332,000, equal to an ROA of (0.66)% and an ROE of (25.17)%. In the same period, Bank Plus, including the results of Fidelity, reported net income of $4,215,000, equal to an ROA of 0.51% and an ROE of 10.40%.

  In terms of capital adequacy measures (among them, Equity Capital/Total Assets, Risk-based Capital/Risk-weighted Assets, Core Capital/Adjusted Tangible Assets), Hancock's capital ratios displayed a pattern of deterioration both in absolute terms and relative to the proxy groups, a trend that on May 2, 1997, caused the OTS to issue the PCA Notification, describing the Hancock as "significantly undercapitalized" and placing it under certain mandatory PCA restrictions. At year end 1996, 1995 and 1994, Hancock's ratios of equity capital to total assets were 3.33%, 4.07% and 5.05%, respectively. The comparable ratios for the four proxy groups were: United States: 7.92%, 8.02% and 7.39%; California: 6.56%, 6.81% and 6.27%; California thrifts under $400 million: 6.68%, 6.59% and 5.83%; and Southern California thrifts under $400 million: 6.51%, 6.36% and 5.64%. The comparable ratios for Fidelity were 6.32%, 6.94% and 4.64%, respectively. Bank Plus, formed in 1996, reported a year-end 1996 equity/asset ratio of 4.85%. Because of an additional first quarter net loss of $332,000, Hancock's equity/asset ratio was 3.09% as of March 31, 1997, on a regulatory accounting ("RAP") basis, which permits the inclusion in capital of approximately $1.19 million of previously accrued expenses associated with its special SAIF assessment, which was levied on thrift institutions in the third quarter of 1996. Because of Hancock's financial condition at the time, imposition of the assessment on Hancock was temporarily waived. However, generally accepted accounting principles ("GAAP") record Hancock's capital as net of that obligation. Thus, Hancock's year-end 1996 GAAP financials result in an equity/asset ratio of 2.73% and its unaudited financials for April 30, 1997 produce an equity/asset ratio of 2.47%. Hancock's ratios of core capital to adjusted tangible assets and tangible capital to tangible assets (two important ratios utilized by thrift regulators) were essentially identical with Hancock's equity/asset ratios on a RAP basis in each of the three years. Comparable ratios for the four proxy groups, where available, were marginally lower than their respective equity/assets ratios, but continued to be substantially higher than those of Hancock. Comparable ratios for Fidelity and Bank Plus approximated their equity/asset ratios cited above. As measured by a fourth capital adequacy ratio (risk-based capital to risk-weighted assets) at year end 1996, 1995 and 1994, Hancock reported 6.02%, 6.87% and 8.26%, respectively. Comparable ratios for the four proxy groups were as follows: United States: 14.62%, 15.24% and 14.73%, respectively; California: 11.89%, 12.46% and 12.13%, respectively; California thrifts under $400 million: 12.35%, 12.07% and 11.14%, respectively; and Southern California thrifts under $400 million: 12.23%, 11.77% and 10.76%, respectively. Comparable risk asset ratios for Fidelity were 11.85%, 12.43% and 8.89%, respectively. Bank Plus's year-end 1996 risk asset ratio was 12.29%.

  Analysis of Hancock's key credit quality ratios (the ratio of net loan loss charge-offs to average loans, allowance for loan losses as a percentage of total loans, nonperforming assets as a percent of total loans plus other real estate owned and allowance for loan losses as a percentage of loans on which interest is not being accrued) showed the following:

  . Hancock reported net loan loss charge-off experience that was generally significantly higher than the proxy groups; this was particularly evident in 1996, when Hancock reported net charge-offs equal to 2.19% of average loans outstanding. Comparable ratios for the four proxy groups were:
    United States: 0.33%; California: 0.52%; California thrifts under $400 million: 0.51%; and Southern California thrifts: 0.61%. Comparable ratios for Bank Plus and Fidelity were 1.29% and 1.60%, respectively.

  . Hancock's ratio of its reserve for loan losses to its total loans outstanding increased from 1.40% in 1994 to 3.19% in 1995 and to 5.72% in 1996, as loan loss provisions charged against earnings exceeded net loan loss charge-offs. Hancock's loan loss reserve ratio at year-end 1996 substantially exceeded the four proxy groups, which registered year-end 1996 loan loss reserve ratios of: United States: 1.03%; California:
    1.20%; California thrifts under $400 million: 1.87%; and Southern California thrifts under $400 million: 1.98%. Comparable ratios for Bank Plus and Fidelity were 2.09% and 2.12%, respectively.

  . Hancock's ratio of nonperforming assets ("NPAs") to total loans plus other real estate owned ("OREO") increased significantly from 2.68% at year-end 1994 to 5.58% in 1995, to 6.44% in 1996 and to 6.47% at March
    31, 1997, based on its TFR filings. All four of the proxy groups had NPA ratios higher than Hancock in 1994; in 1995, two proxy groups exceeded Hancock's ratio (California thrifts under $400 million and Southern California thrifts under $400 million), while the remaining two proxy groups reduced their NPA ratio levels significantly below Hancock's. By 1996, all four of the proxy groups has reduced their NPA ratios to levels significantly below Hancock's, as follows: United States: 2.27%;
    California: 3.05%; California thrifts under $400 million: 5.14%; and Southern California thrifts under $400 million: 5.65%. Comparable ratios for Bank Plus and Fidelity were 3.82% and 4.74%, respectively.

  . Hancock's reserve coverage of nonaccrual loans equaled approximately 100% at year-end 1996 and 98% as of March 31, 1997, according to its TFR filings. This was slightly higher than the general levels of the proxy groups as of December 31, 1996. Comparable ratios for Bank Plus and Fidelity were alike at 159% as of December 31, 1996 and 133% as of March 31, 1997.

  Hancock's ratios of net interest income, noninterest income and noninterest expense to average assets were generally in line with proxy group data. Bank Plus and Fidelity were moderately lower than Hancock and the proxy group data in net interest income as a percent of average assets, but were in line with Hancock and the proxy groups in other respects.

  No companies used in the analyses are identical to Hancock, Bank Plus or Fidelity and there are differences between Hancock and the proxy groups. The analyses necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

  Analysis of Selected Thrift Merger Transactions. Smith & Crowley reviewed the consideration paid in recently announced transactions whereby certain savings institutions were acquired. While Smith & Crowley reviewed the median and average terms of 359 transactions involving acquisitions of thrifts in the United States announced since year-end 1993 (the "National Thrift Transactions"), 43 transactions involving acquisitions of thrifts in the Western Region of the United States ("Western Thrift Transactions") announced since year-end 1993, 126 transactions involving acquisitions of thrifts nationwide where the value of the transaction (deal value) was within a $10 million to $50 million range ("Small Deal Thrift Transactions") and 93 transactions involving the announced acquisitions of thrifts with assets between $100 million and $300 million ("Small-Sized Thrift Transactions"), Smith & Crowley believes that factors unique to California and Southern California, particularly the weak, but gradually improving economic, business and financial environment, have impacted the value of thrift merger transactions, particular those of smaller institutions with weak operating histories and on-going regulatory issues; therefore, Smith & Crowley placed particular emphasis on the terms of 11 proposed transactions involving acquisitions of California thrifts with assets between $100 million and $300 million, announced since year-end 1993 and for which key financial terms were publicly disclosed (the "Small California Thrift Transactions"). For each thrift acquired or proposed to be acquired in the Small-Sized Thrift Transactions and the Small California Thrifts Transactions, Smith & Crowley compiled figures illustrating, among other things, the ratios of the purchase price to book value, purchase price to latest twelve-months ("LTM") earnings (where meaningful) and the ratios of the premium (i.e., purchase price in excess of tangible book value) to core deposits (excluding deposit accounts with balances in excess of $100,000 and deposits of other financial institutions).

  The figures for the National Thrift Transactions, the Western Thrift Transactions, the Small Deal Thrift Transactions, the Small-Sized Thrift Transactions and the Small California Thrift Transactions produced:
(i) average purchase price to book value percentages of 153%, 130%, 151%, 149% and 111%, respectively; (ii) median purchase price to LTM earnings ratios of 17.1, 16.9, 17.7, 17.0 and 11.0, respectively; and (iii) median percentage of premium (purchase price in excess of book value) to core deposits percentages of 7.03%, 4.12%, 6.09%, 6.33% and 1.93%, respectively. In comparison, assuming as of May 20, 1997 that the consideration to be paid in the Merger for each share of Hancock common equals $9.00 in the form of Bank Plus Common Stock, Smith & Crowley determined that the consideration to be received by the holders of the Hancock Stock in the Merger represented a purchase price to book value percentage of 235%, a purchase price to LTM earnings ratio that was not meaningful because of the Hancock's net losses, and a percentage premium to core deposits percentage of 3.64%.

  No other company or transaction used in the above analysis as a comparison is identical to Hancock or to the Merger. Accordingly, any analysis of the results of the foregoing is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies to which Hancock and the Merger are being compared.

  The summary set forth above does not purport to be a complete description of the analyses performed by Smith & Crowley. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Smith & Crowley believes that its analyses and the summary set forth above must be considered as a whole and that selecting a portion of these analyses and factors would create an incomplete view of the process underlying the analyses. In addition, Smith & Crowley may have given certain analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Smith & Crowley's view of the actual value of Hancock or the combined companies. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

  In performing its analyses, Smith & Crowley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Hancock. The analyses performed by Smith & Crowley are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Smith & Crowley's analysis of the consideration to be received by the Hancock stockholders in the Merger. The analyses do not purport to be appraisals or to reflect the prices at which a company might be sold or the prices at which any securities may trade at the present time or any time in the future.

  As described above, Smith & Crowley's verbal and written fairness opinions received by the Hancock Board of Directors were among the many factors taken into consideration by the Board in making its determination to approve the Merger.

  Pursuant to the Engagement Letter, Hancock agreed to pay Smith & Crowley $20,000 for rendering its opinion as to the fairness of the Merger from a financial point of view to the stockholders of Hancock. Hancock has also agreed to reimburse Smith & Crowley for its reasonable out-of-pocket expenses and has agreed to indemnify Smith & Crowley, its directors, officers, agents, employees and owners against certain liabilities. Smith & Crowley has had no prior business relationships with any of the parties to the Merger.

EFFECT OF MERGER

  Upon the consummation of the Merger, Hancock will be merged with and into Fidelity, with Fidelity as the surviving federal savings bank. By virtue of the Merger, each share of Hancock Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive a number of shares or a fraction of a share of Bank Plus Common Stock. At the Effective Time, each holder of a certificate representing shares of Hancock Stock will cease to have any rights with respect to such shares, except the right to receive such shares of Bank Plus Common Stock and cash payable in lieu of fractional share interests in accordance with the Merger Agreement or the right to an appraisal if such holder has properly exercised his or her dissenters' rights. At the Effective Time, the Charter and Bylaws of Fidelity as in effect immediately prior thereto will be the Charter and Bylaws of the surviving federal savings bank. In addition, the directors and officers of Fidelity immediately prior to the Effective Time will continue as the directors and officers of the surviving federal savings bank.

CONSIDERATION PAYABLE UPON CONSUMMATION OF THE MERGER

  By virtue of the Merger, automatically and without any action on the part of the holders of Hancock Stock, each share of Hancock Stock issued and outstanding immediately prior to the Effective Time (other than shares as to which dissenters' rights are perfected under 12 C.F.R. Section 552.14, and any shares of Hancock Stock that are owned by Hancock or any direct or indirect wholly-owned subsidiary of Hancock) shall become and be converted into the right to receive a number of shares, or fraction of a share, of Bank Plus Common Stock (the "Bank Plus Stock Consideration") (rounded to the nearest 1/10,000 of a share of Bank Plus Common Stock) equal to the quotient obtained by dividing (a) the Bank Plus Stock Consideration Value (as defined below) by
(b) the product of the Market Value Per Bank Plus Share (as defined below) times the number of shares of Hancock Stock issued and outstanding immediately prior to the Effective Time. Notwithstanding any of the foregoing, each holder of Hancock Stock who would otherwise have been entitled to receive a fraction of a share of Bank Plus Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of such fractional share of Bank Plus Common Stock multiplied by the Market Value Per Bank Plus Share.

  "Market Value Per Bank Plus Share" means the average of the daily closing sales prices of a share of Bank Plus Common Stock on the Nasdaq National Market as reported in The Wall Street Journal, during the twenty (20) consecutive trading days on which trades in Bank Plus Common Stock occurred ending two (2) full trading days prior to the Effective Time of the Merger.

  "Bank Plus Stock Consideration Value" means the difference of Twelve Million Twelve Thousand Dollars ($12,012,000) minus the "Price Adjustment" (as defined below). The Bank Plus Stock Consideration Value shall be set forth on a certificate (the "Bank Plus Stock Consideration Certificate") prepared by Hancock and approved by the parties to the Merger.

  "Price Adjustment" means the sum of (i) 4.25% of the difference, whether positive or negative, of $190,073,000 minus the aggregate amount of deposits (excluding brokered deposits) of Hancock at June 30, 1997 plus (ii) the "Adjusted Net Book Value Differential" (as defined below); provided, however, that the Price Adjustment shall never be less than zero.

  "Adjusted Net Book Value Differential" means the difference, whether positive or negative, of $3.787 million minus the "Adjusted Net Book Value" (as defined below) of Hancock at June 30, 1997;

provided, however, that if such difference equals an amount between $0 and positive $50,000, inclusive, such difference shall be deemed to equal $0.

  "Adjusted Net Book Value" of Hancock at June 30, 1997 shall equal the stockholders' equity of Hancock at June 30, 1997 determined in accordance with GAAP applied consistently with prior periods, (a) less the sum of the following, to the extent not already reflected in the calculation of Hancock's stockholders' equity on Hancock's balance sheet at June 30, 1997: (i) Hancock's costs and expenses of the transactions contemplated hereby, (ii) costs and expenses associated with termination of Hancock's leases on its Fairfax, Glendale and Wilshire offices following the Effective Time, (iii) costs and expenses associated with the termination of Hancock's employees in contemplation of the Merger and (iv) costs and expenses relating to the cash out of the options pursuant to the Merger Agreement, (b) plus any amount paid to Hancock upon exercise of an Option between July 1, 1997 and the day ending two full trading days prior to the Effective Time and (c) minus (plus) unrealized loss (gain) on securities available for sale or held for investment on the day ending two full trading days prior to the Effective Time.

  Assuming the Bank Plus Stock Consideration Value is $12,012,000 and the number of shares of Hancock Stock issued and outstanding immediately prior to the Effective Time is 1,302,862, each outstanding share of Hancock Stock would receive consideration in the Merger of $9.22 per share, payable in Bank Plus Common Stock. Assuming the Market Value Per Bank Plus Share is $11.00 (the last reported sales price of the Bank Plus Common Stock on July 1, 1997), then each outstanding share of Hancock Stock (except for shares held by Hancock stockholders properly exercising dissenters' rights) would be converted into
 .8382 of a share of Bank Plus Common Stock ($9.22 divided by $11.00). Based on these assumptions, the aggregate number of Merger Shares issued to the Hancock stockholders would be approximately 1,092,000 or 5.6% of the outstanding Bank Plus Common Stock after giving effect to the Merger.

  Any one of a number of factors could cause the Bank Plus Consideration Value to be adjusted below $12,012,000. No assurance can be given that the Bank Plus Stock Consideration Value will not be adjusted below $12,012,000 or that certain of the outstanding options to purchase Hancock Stock would not be exercised prior to the Effective Time, either of which event would cause the per share consideration to be less than $9.22 per share. For example, assuming the Bank Plus Stock Consideration Value is $11,750,000 and the number of shares of Hancock Stock issued and outstanding immediately prior to the Effective Time is 1,302,862, each outstanding share of Hancock Stock would receive consideration in the Merger of $9.01 per share, payable in Bank Plus Common Stock. In such case, assuming the Market Value Per Bank Plus Share is $11.00 (the last reported sales price of the Bank Plus Common Stock on July 1,
1997), then each outstanding share of Hancock Stock (except for shares held by Hancock stockholders properly exercising dissenters' rights) would be converted into .8191 of a share of Bank Plus Common Stock ($9.01 divided by $11.00). Based on the assumptions in this paragraph, the aggregate number of Merger Shares issued to the Hancock stockholders would be 1,068,182 or 5.5% of the outstanding Bank Plus Common Stock after giving effect to the Merger.

  Upon the consummation of the Merger, Bank Plus shall deliver to the stockholders of Hancock, on a per share basis, the Bank Plus Stock Consideration. Stock certificates for fractions of Merger Shares shall not be issued in the Merger and such fractional interests shall not entitle the owners thereof to vote, to receive dividends or to exercise any other right of a stockholder. In lieu of any such fractional interests, each holder of Hancock Stock who would otherwise have been entitled to a fraction of a Merger Share will be paid cash upon such surrender in an amount equal to such fraction times the Market Value Per Bank Plus Share.

TREATMENT OF STOCK OPTIONS

  Hancock shall take appropriate action such that Options that are outstanding and unexercised immediately prior to the Effective Time shall be canceled in consideration of the payment by Hancock to each holder of such Options of an aggregate amount in cash equal to the positive difference, if any, of (a) the product of (i) the quotient obtained by dividing the Bank Plus Stock Consideration Value by the number of shares of Hancock Stock outstanding immediately prior to the Effective Time, multiplied by (ii) the number of shares of Hancock

Stock as to which such holder has Options, minus (b) the aggregate exercise price of such Options. At the Effective Time, each Option to purchase a share of Hancock Stock pursuant to the Hancock Stock Option Plan and the Kellogg Option shall terminate and any rights thereunder to purchase shares of Hancock Stock shall also terminate.

EFFECTIVE TIME

  The Effective Time of the Merger shall be on a date selected by Bank Plus and Fidelity within five business days after the expiration of all applicable regulatory waiting periods in connection with the approval of the Merger and the satisfaction or waiver of all other conditions to the consummation of the Merger on which the Articles of Combination of Fidelity and Hancock shall be filed with the OTS and the Merger shall be effective on the date specified in the endorsement of the Articles of Combination by the OTS. It is anticipated that the Effective Time will be prior to July 31, 1997.

SURRENDER OF HANCOCK CERTIFICATES

  At the Effective Time, Bank Plus will deposit with American Stock Transfer (the "Exchange Agent"), the number of Merger Shares issuable in the Merger and the cash amount in lieu of fractional shares. As soon as possible after the Effective Time, Bank Plus shall cause the Exchange Agent to mail to each holder of record of Hancock Stock a letter specifying that delivery of Merger Shares shall be effected only upon delivery of certificates of Hancock Stock to the Exchange Agent and instructions for use in effecting the surrender of the certificates to the Exchange Agent. Upon the proper surrender of a certificate to the Exchange Agent, together with a properly completed and duly executed letter of transmittal, the holder will be entitled to receive in exchange therefor a certificate representing a number of shares of Bank Plus Common Stock, as well as any cash in lieu of fractional shares which such holder has the right to receive and the Hancock Stock certificate shall be canceled.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by Hancock with respect to, among other things: corporate organization and qualification, capitalization, authority relative to the Merger Agreement and the transactions contemplated thereby, no violations, consents and approvals, financial statements, filing of bank reports, absence of certain changes or events, taxes, absence of claims and no undisclosed liabilities, absence of regulatory actions, certain agreements, labor matters, employee benefit plans, title to assets, compliance with laws, fees, environmental matters, classified loans, material interests of certain persons, insurance, books and records, corporate documents, Board of Directors action, no indemnification agreements, loans, derivatives contracts, structured notes, related party transactions, securities owned, the Exchange Act, information provided for inclusion in this Proxy Statement/Prospectus, release from liability, and the Community Reinvestment Act.

  Bank Plus and Fidelity have also made certain representations and warranties with respect to corporate organization and qualification, capitalization, corporate authority, no violations, consents and approvals, Board of Directors action, financial statements and reports, absence of certain changes or events, absence of regulatory actions, compliance with laws, information provided for inclusion in this Proxy Statement/Prospectus, and the Community Reinvestment Act.

CONDUCT OF BUSINESS PENDING THE MERGER

  The Merger Agreement contains certain restrictions on the conduct of Hancock's business pending consummation of the Merger. In particular, prior to the Effective Time, the Merger Agreement requires Hancock to (i) conduct its business and maintain its books and records in the usual, regular and ordinary course in all material respects, consistent with prudent banking practice, the Order issued by the OTS and the PCA Notification; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization, employees, properties, leases and other advantageous business relationships, and to retain the services of its officers and key employees; (iii) take no action (except as required by applicable law) which would adversely affect or delay the parties' ability to obtain any necessary approvals, consents or waivers of any governmental authority required to consummate the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement on a timely basis; and (iv) except as required by applicable law or as set forth in Schedule 2.2 of the Merger Agreement, take no action that could be deemed to have a material adverse effect on Hancock.

  In addition, prior to the Effective Time, the Merger Agreement requires Hancock to obtain the prior written consent of Bank Plus before taking certain specified actions, including, but not limited to, the following: (i) borrowing money or guaranting the obligations of any other person (except for ordinary course banking transactions or certain short-term borrowings); (ii) entering into transactions or making adjustments involving its stock, other than the issuance of Hancock Stock pursuant to the Hancock Stock Option Plan and the Kellogg Option, or declaring or paying dividends; (iii) other than in the ordinary course of business consistent with prudent banking practice, transferring, encumbering or disposing of any of its properties, leases or assets, or canceling, releasing or assigning any indebtedness of any person, except pursuant to agreements in force at the date of the Merger Agreement and disclosed to Bank Plus; (iv) entering into, renewing or amending any employment agreement, voluntarily accelerating the vesting of any compensation or benefit or increasing the compensation or fringe benefits of any of its employees or directors, or instituting or making any payments pursuant to any severance, bonus or incentive compensation plan or package, paying any pension or retirement allowance not required by any existing plan or agreement, or becoming a party to, amending or establishing any trust or account related to any employee plan, other than any amendment to any employee plan required by applicable law; (v) other than in the ordinary course of business consistent with prudent banking practice, making any investment or purchase of any property or assets in excess of $100,000, except in securities which would be reported under the caption "cash and cash equivalents" on Hancock's consolidated statement of financial condition or in certain short-term federal government securities, provided, however, that in no event shall Hancock make any acquisition of equity securities or business operations without Bank Plus' prior written consent; (vi) entering into, renewing, amending or terminating any contract, agreement, or making any material changes to its leases or contracts; (vii) settling any claim, action or proceeding involving any liability for damages in excess of $50,000, exclusive of contributions from insurers, or involving material restrictions upon the business or operations of Hancock; (viii) except in the ordinary course of business, waiving or releasing any material right or collateral or canceling or compromising any extension of credit or other debt or claim; (ix) making, renegotiating, renewing, increasing, extending or purchasing any loan, lease, advance, credit enhancement or other extension of credit, or making any commitment in respect of any of the foregoing, except for those in amounts less than $250,000 made in the ordinary course of business or loans made pursuant to commitments made by Hancock prior to the date of the Merger Agreement; (x) changing its method of accounting except as required by changes in generally accepted accounting or regulatory principles or requirements; (xi) entering into any new activities or lines of business or ceasing to conduct any material activities or lines of business that it conducts on the date of the Merger Agreement, or conduct any material business activity not consistent with prudent banking practice; (xii) amending its charter documents; (xiii) making any capital expenditure which exceeds $50,000 per project or related series of projects or
(b) $100,000 in the aggregate; (xiv) merging or consolidating with any other person or acquire any capital stock of or other equity interest in any person or create any subsidiary; (xv) opening, relocating or closing any branches;
(xvi) changing its lending, pricing or approval policies for making loans, its investment policies, its deposit pricing policies, its asset/liability management policies or its internal asset review and reserving policies;
(xvii) booking reserves for loan losses of less than $50,000 per month; and (xviii) increasing its total average cost of deposits by more than 0.25% above its total average cost of deposits as of the date of the Merger Agreement.

  The Merger Agreement also contains certain restrictions on the conduct of Bank Plus pending consummation of the Merger. In particular, the Merger Agreement provides, among other things, that Bank Plus shall: (i) not take any action which would reasonably be expected to adversely affect or delay the ability of the parties to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated by the Merger Agreement, or to perform its obligations on a timely basis under the

Merger Agreement; (ii) not amend its Certificate of Incorporation in any respect that materially and adversely affects the rights and privileges attendant to Bank Plus Common Stock; or (iii) agree to or make any commitments to take any of such actions.

NO SOLICITATION OF ALTERNATIVE TRANSACTIONS

  Hancock has agreed that it shall not authorize or permit any of its officers, directors, employees, agents or representatives to directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets, deposits or any equity securities of, Hancock (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or, except to the extent legally required for the discharge by Hancock's Board of Directors of its fiduciary duties as advised by such Board's counsel with respect to an unsolicited offer from a third party, engage in any negotiations concerning or provide any confidential information to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort to make an Acquisition Proposal. Hancock agreed to immediately cease any existing activities, discussions or negotiations with any parties (other than the Company) conducted heretofore with respect to any of the foregoing. Hancock agreed that it will notify the Company immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with Hancock, and Hancock shall promptly thereafter provide the details of any such communication to the Company. Hancock also agreed that it promptly shall request each other person (other than the Company) that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Hancock to return all confidential information heretofore furnished to such person by or on behalf of Hancock.

  Notwithstanding the foregoing, in the event that Hancock receives a bona fide Acquisition Proposal by any person other than the Company, which proposal is, in the reasonable good faith judgment of the Board of Directors of Hancock, financially more favorable to the stockholders of Hancock than the terms of the Merger (a "Superior Proposal"), nothing contained in the Merger Agreement shall prevent the Board of Directors of Hancock from providing information to the party making the Superior Proposal, communicating the Superior Proposal to the stockholders of Hancock or making a recommendation in favor of the Superior Proposal if the Board of Directors of Hancock determines in good faith, after consultation with legal counsel, that such action or actions are required by reason of the fiduciary duties of the members of the Board of Directors of Hancock to the stockholders of Hancock under applicable law. Hancock agreed that it shall immediately notify the Company, however, of each Acquisition Proposal it may receive to afford the Company the opportunity to counter with a proposal that is equal to or better than any Superior Proposal that Hancock may receive. The parties agreed that, should Hancock accept a Superior Proposal to the detriment of the interests of the Company under the Merger Agreement, the Company would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. Therefore, Hancock has agreed that, in such event, it shall pay to the Company the amount of $500,000 as liquidated damages (which amount will, in part, reimburse the Company for its expenses incurred in connection with the Merger). Such payment shall be the sole obligation of Hancock to the Company in connection with such an event.

CERTAIN ADDITIONAL COVENANTS

  The Merger Agreement contains certain additional covenants and agreements, certain of which are summarized below.

  Certain Policies of the Bank. At the request of Bank Plus, after the date on which all required approvals are received and prior to the Effective Time, Hancock shall (i) to the extent consistent with GAAP and regulatory accounting principles and requirements, in each case as applied to financial institutions and not objected to by Hancock's independent certified public accountants, modify its policies, practices and accounting methods or periods so as to be consistent with those of the Bank; (ii) pay or accrue certain expenses, (iii) dispose of certain assets, and (iv) take any other action as Bank Plus or the Bank may reasonably request in order to facilitate and effect the transfer of contractual and other rights to the Bank and the integration of the businesses and operations of Hancock and the Bank; provided, however, that Hancock shall not be required to take such action unless (A) Bank Plus and the Bank agree in writing that all conditions to their obligations to consummate the Merger (other than the expiration of the 30-day statutory waiting period following the approval of the OTS) have been satisfied or waived, (B) Hancock shall have received a written, irrevocable waiver by the each of Bank Plus and the Bank of its rights to terminate the Merger Agreement and (C) all of the conditions to Hancock's obligation to consummate the Merger (other than the statutory waiting period described above) shall have been satisfied.

  Labor and Employment Matters. The Bank shall have the right, but not the obligation, to seek to employ, in its discretion, as officers and employees of the Bank immediately following the Effective Time, all persons who are officers and employees of Hancock immediately before the Effective Time. All employees of Hancock who will become employees of the Bank at the Effective Time shall be entitled to participate in stock plans, bonus plans and all other benefit plans of the Bank on the same basis as other similarly situated employees of the Bank. Subject to the policies and procedures of the Bank in place at the Effective Time, each of these employees will be credited for eligibility, participation, vesting and accrual purposes, with such employee's respective years of past service with Hancock (or other prior service so credited by Hancock) as though they had been employees of the Bank (provided that no more than 480 hours of sick leave may be carried over into the Bank's sick leave program).

  Regulatory Matters. The parties shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental authorities which are necessary or advisable to consummate the transactions contemplated by the Merger Agreement.

  Publicity. Subject to applicable law, Hancock shall obtain the consent of Bank Plus prior to issuing any press releases or otherwise making any public statements with respect to Hancock, Bank Plus or the transactions contemplated by the Merger Agreement.

  Stockholders' Meeting. Hancock will take all action necessary to convene a meeting of the holders of its common stock as promptly as practicable for the purpose of considering and taking action required by the Merger Agreement. Except to the extent legally required for the discharge by the Board of Directors of Hancock of its fiduciary duties as advised by such board's counsel, the Board of Directors of Hancock will recommend that the holders of Hancock Stock vote in favor of and approve the Merger and adopt the Merger Agreement.

  Actions Contrary to Tax Free Treatment. The parties will not knowingly take any action inconsistent with the qualification of the Merger as a tax-free reorganization.

  Termination of Employees. On or before the Effective Time, Hancock will provide designated employees with notices of termination effective no later than the Effective Time, in accordance with a termination plan submitted by the Bank to Hancock. Hancock shall book all costs associated with the termination of employees in connection with the Merger on its June 30, 1997 financial statements.

  Insurance. The parties shall cooperate with each other and use their commercially reasonable efforts in seeking to obtain adequate insurance coverage, including, but not limited to, "tail" coverage for a period of three years, for Hancock and its directors and officers. Hancock shall purchase such insurance coverage if available and if the cost of such insurance coverage is not in excess of $200,000; provided, that, if such coverage is in excess of $200,000, Bank Plus may, in its sole discretion, agree to such cost and Hancock shall pay $200,000 and Bank Plus shall pay any amount in excess of $200,000. Hancock shall only be required to include in the price adjustment provided under the Merger Agreement the lesser of the aggregate cost for all such insurance coverage and $200,000.

CONDITIONS TO CONSUMMATION OF THE MERGER

  The obligations of Bank Plus, Fidelity and Hancock to effect the Merger are subject to the satisfaction of certain conditions, including, among others:
(i) the approval of the Merger Agreement by the holders of 66 2/3% of the outstanding shares of Hancock Stock shall have been obtained; (ii) all regulatory approvals, consent and waivers required to consummate the transactions contemplated by the Merger Agreement shall have been obtained and all applicable statutory waiting periods in respect thereof shall have expired; (iii) no order, decree, injunction or law prohibiting the Merger shall be in effect and no litigation seeking to prevent the Merger or the transactions contemplated by the Merger Agreement shall be pending; (iv) no stop order suspending the effectiveness of the Registration Statement shall be in effect; (v) the Merger Shares shall be approved for listing by the Nasdaq National Market; (vi) Deloitte & Touche LLP shall have issued an opinion that the Merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code; and (vii) a general release from liability from Hancock's previous chief executive officer shall be in full force and effect.

  In addition, the obligations of Bank Plus and Fidelity to effect the Merger are subject to the satisfaction of certain conditions, including, among others: (i) the representations and warranties of Hancock set forth in the Merger Agreement shall be true and correct in all material respects; (ii) Hancock shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement; (iii) there shall not have occurred any Material Adverse Change (as defined below) in the financial condition of Hancock (as reflected in Hancock's unaudited balance sheet at June 30, 1997); (iv) Bank Plus and Fidelity shall have received an opinion from Manatt, Phelps & Phillips, LLP, counsel to Hancock; (v) no regulatory approval shall have imposed a burdensome condition on Bank Plus or Fidelity;
(vi) the Order issued by the OTS, any prompt corrective action directive, order or restriction, and all enforcement proceedings applicable to Hancock shall have been terminated; (vii) the Hancock Stock Option Plan and the Kellogg Option shall have been canceled. The Merger Agreement defines a Material Adverse Change as having occurred if: (A) an outflow of Hancock's deposits at June 30, 1997, as compared to Hancock's audited balance sheet at December 31, 1996 in excess of $10 million, and/or (B) the Adjusted Net Book Value of Hancock at June 30, 1997 is equal to or less than $3.537 million.

  In addition, the obligations of Hancock to effect the Merger are subject to the satisfaction of certain conditions, including, among others: (i) the representations and warranties of Bank Plus and Fidelity set forth in the Merger Agreement shall be true and correct in all material respects; (ii) Bank Plus and Fidelity shall have performed in all material respects all covenants and agreements required to be performed by them under the Merger Agreement;
(iii) Hancock shall have received an opinion from Gibson, Dunn & Crutcher LLP, counsel to Bank Plus and Fidelity; and (iv) there shall not have occurred any event that has had or would be reasonably likely to have a material adverse effect on Bank Plus since March 31, 1997.

  Such conditions may be waived by the parties in whole or in part at any time and from time to time in their sole discretion. Each of the parties reserves the right to terminate the Merger upon the failure of any of the conditions of the Merger to be satisfied.

AMENDMENT AND TERMINATION

  Any provision of the Merger Agreement may be amended or modified at any time by an agreement in writing between the parties to the Merger Agreement and approved by their respective boards of directors, except that, after the vote of the Hancock stockholders, no amendment may be made that would contravene any provision of applicable law.

  The Merger Agreement may be terminated (i) by mutual consent; (ii) by any party if any required regulatory approval is denied or a government authority enjoins the Merger; (iii) by any party if the Merger is not consummated by September 30, 1997; (iv) by any party if the stockholders of Hancock do not approve the Merger Agreement; (v) by any party for an uncured material breach of a representation, warranty or covenant of the Merger Agreement by the other party; (vi) by Hancock if there has occurred any event that has had or would be reasonably likely to have a Material Adverse Effect on Bank Plus or Fidelity since March 31, 1997; (vii) by Bank Plus or Fidelity if there has been a Material Adverse Change in the financial condition of Hancock; and (viii) by Hancock, if the Market Value Per Bank Plus Share is less than $8.00. If Bank Plus or Fidelity terminates the Merger Agreement as a result of a willful breach by Hancock of any of its obligations thereunder or as a result of the failure by Hancock to obtain the requisite vote of its stockholders to approve the Merger Agreement, then Hancock shall pay to Bank Plus, as liquidated damages, $500,000.

REGULATORY APPROVALS

  Under the rules and regulations promulgated by the OTS (the "OTS Rules"), the Merger cannot be consummated until the OTS approves the Merger. Bank Plus and Fidelity have filed an application with the OTS in order to obtain the OTS's approval. The parties believe that the Merger can be effected in compliance with the OTS Rules. However, there can be no assurance that the OTS will approve the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  As of the Record Date, the directors and executive officers of Hancock beneficially owned 751,787 shares of Hancock Stock (not including shares such persons may acquire through the exercise of vested stock options) which will be converted into the right to receive shares of Bank Plus Common Stock in the Merger in the same manner as the holders of shares of Hancock Stock held by all other Hancock stockholders. Executive officers and other employees of Hancock held as of the Record Date options to purchase 77,225 shares of Hancock Stock. Non-employee directors did not hold any options as of the Record Date. In connection with the Merger and pursuant to the Merger Agreement, Hancock will cancel such options in exchange for cash payments equal to the difference between the value of the per share consideration received by Hancock stockholders in the Merger minus the stock option exercise price, multiplied by the number of shares which the option holder is entitled to purchase under the stock options, without regard to vesting status.

  Pursuant to the terms of a March 25, 1997 employment agreement entered into with Kathleen L. Kellogg, President and Chief Executive Officer of Hancock, if Ms. Kellogg's employment is terminated within one year following a "Change of Control" of Hancock (as defined in such agreement), such as the Merger, Ms. Kellogg will be entitled to receive (i) a lump sum payment of $240,000 if such termination occurs in 1997 or 1998; or (ii) an amount equal to 150% of her prior year's compensation if such termination occurs in 1999. In addition, pursuant to a stock option agreement entered into with Ms. Kellogg on March 25, 1997 (see "PROPOSAL 3--APPROVAL OF THE KELLOGG OPTION" below), the Kellogg Option will, if approved by the stockholders at the Meeting, become vested immediately upon a change of control of Hancock, rather than in annual installments over four years beginning March 1, 1998. Such immediate vesting would entitle Ms. Kellogg to a payment for all of such shares upon the cancellation of such options as discussed in the preceding paragraph.

  Pursuant to the terms of a June 1997 change of control employment agreement entered into with Ken Paris, Senior Vice President and Chief Credit Officer of Hancock, in the event of a "Change in Control" of Hancock (as defined in such agreement) and Mr. Paris's employment is terminated or materially changed or if he resigns for "good cause" (as defined in such agreement), he will be entitled to receive a lump sum payment equal to six months' of his then current annual salary.

  On April 18, 1997, Hancock entered into an engagement letter with Hovde whereby Hovde agreed to provide financial advisory services to Hancock in connection with a possible transaction with Bank Plus. Hovde is affiliated with Hancock Park Acquisition, L.P., a principal stockholder of Hancock, and with Eric D. Hovde, a director of Hancock. See "INFORMATION REGARDING HANCOCK-- Beneficial Ownership of Hancock Stock--Principal Stockholders" and "PROPOSAL 2--ELECTION OF HANCOCK DIRECTORS." Under the engagement letter, Hovde agreed to perform various services for Hancock, including introducing Hancock to Bank Plus and assisting Hancock in negotiating the financial terms of the Merger. Under the engagement letter, Hovde is entitled to receive a fee in the event a transaction (including transactions such as the Merger) is consummated by Hancock with Bank Plus by September 30, 1998. Such fee will, under the engagement letter, equal the greater of $200,000 or 2% of the consideration paid by Bank Plus in the Merger. Hovde is also entitled to receive expenses up to $2,000 and will be entitled to indemnification by Hancock under certain circumstances.

  On June 6, 1997, Hancock entered into the Settlement Agreement with Daniel
E. Wolfus, a principal stockholder of Hancock, whose executive positions with Hancock ceased effective March 25, 1997 and whose service as a director of Hancock ceased effective May 23, 1997. The effectiveness of the Settlement Agreement is, by its terms, specifically conditioned upon the closing of the Merger. Pursuant to the Settlement Agreement, upon consummation of the Merger, Hancock will pay to Mr. Wolfus $10,900 and a lump sum based upon certain stock options that Mr. Wolfus held as of March 25, 1997. Specifically, Mr. Wolfus is entitled to receive, as of the closing of the Merger, the difference between the per share consideration for Hancock Stock in the Merger and $3.85 per share (the per share exercise price of his former stock options) multiplied by 6,250 stock options. Mr. Wolfus and Hancock each agreed to provide a general release to the other party under the Settlement Agreement.

  Under the Merger Agreement, Bank Plus and Fidelity have agreed to cooperate with Hancock and use their respective commercially reasonable efforts in seeking to obtain adequate directors' and officers' insurance coverage, including tail coverage for a period of three years for Hancock and its directors and officers. Hancock is required to purchase such coverage if available and if the cost of such insurance is not in excess of $200,000, but if such coverage costs in excess of $200,000, Bank Plus may, in its sole discretion, agree to such cost, in which case Hancock would pay $200,000 and Bank Plus would pay the excess over $200,000. Hancock will only be required to include in the adjustment to the Merger consideration the amount of such coverage less than or equal to $200,000.

EFFECT ON HANCOCK EMPLOYEE BENEFIT PLANS

  Upon consummation of the Merger, Fidelity has the right, but not the obligation, to seek to employ, in its discretion, as officers and employees of Fidelity following the Effective Time all persons who are officers or employees of Hancock immediately before the Effective Time. All employees of Hancock who will become employees of Fidelity at the Effective Time shall be entitled to participate in stock plans, bonus plans and all other benefit plans of Fidelity on the same basis of other similarly situated employees of Fidelity. Subject to the policies and procedures of Fidelity in place at the Effective Time, each of these employees will be credited for eligibility, participation, vesting and accrual purposes, with such employee's respective years of past service with Hancock (or other prior service so credited by Hancock) as though they had been employees of Fidelity provided that no more than 480 hours of sick leave may be carried over into Fidelity's sick leave program.

  All employee benefit plans, including the Hancock Stock Option Plan, the Kellogg Option and agreements of Hancock shall terminate upon the Effective Time other than the Hancock 401(k) Plan which will be merged into the Fidelity Federal Bank 401(k) Plan after consummation of the Merger.

ACCOUNTING TREATMENT

  The Merger is expected to be accounted for under the "purchase" method of accounting, in accordance with generally accepted accounting principles.

EXPENSES

  Each party to the Merger Agreement will bear all expenses incurred by it in connection with the Merger Agreement and the transactions contemplated thereby. The expenses of printing and mailing the Proxy Statement/Prospectus will be shared equally by Bank Plus and Hancock.

RESALE OF BANK PLUS COMMON STOCK

  The issuance of the Merger Shares has been registered under the Securities Act and, therefore, such shares will be freely transferable, except that any Merger Shares received by persons who are deemed to be "Affiliates" (as such term is defined under the Securities Act) of Hancock prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or Rule 144 under the Securities Act if such persons are or become Affiliates of Bank Plus) or as otherwise permitted under the

Securities Act. Persons who may be deemed to be Affiliates of Hancock or Bank Plus generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party.

MANAGEMENT OF BANK PLUS AFTER THE MERGER

  The Merger shall not affect the management of Bank Plus. The directors and officers of Bank Plus immediately prior to the Effective Time will continue as the directors and officers of Bank Plus.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a discussion of the material federal income tax consequences of the Merger to Bank Plus, Hancock and the holders of Hancock Stock. This discussion is based on the current provisions of the Code, applicable Treasury Regulations, judicial decisions, and administrative rulings and practice. Changes in any of the foregoing could alter the conclusions reached herein, and such changes may have retroactive effect. The tax treatment of a stockholder may vary depending upon his or her particular situation, and certain stockholders (including individuals who hold restricted stock or stock options or who otherwise received compensation for services in the form of stock, options or other interests in Hancock, insurance companies, tax-exempt organizations, financial institutions, broker-dealers and foreign persons or entities) may be subject to special rules not discussed below.

  EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY CHANGES IN APPLICABLE TAX LAWS.

  The opinion of Deloitte & Touche LLP, accountants for Bank Plus and Hancock will state:

  1. The merger of Hancock with and into Fidelity will constitute a reorganization within the meaning of Section/1/ 368(a)(1)(A), by reason of the application of Section 368(a)(2)(D). Each of Bank Plus, Fidelity and Hancock will be treated as a part to the reorganization. Section 368(b).

  2. No gain or loss will be recognized to Hancock on the transfer of its assets to Fidelity in the reorganization. Sections 361(a), 361(b)(1)(A) and 357(a).

  3. No gain or loss will be recognized by either Bank Plus or Fidelity on the issuance of Bank Plus Common Stock in the reorganization. Regulation
     Section 1.1032-2(b)/2/.

  4. No gain or loss will be recognized by those stockholders of Hancock who receive solely Bank Plus Common Stock (including fractional shares which they otherwise would be entitled to receive) in exchange for their Hancock Stock pursuant to the reorganization. Section 354(a)(1).

  5. The basis of Bank Plus Common Stock (including fractional shares which they otherwise would be entitled to receive) received by holders of Hancock Stock in the reorganization will be the same as the basis of their Hancock Stock surrendered in the exchange. Section 358(a)(1).

  6. The holding period of the Bank Plus Common Stock (including fractional shares which they otherwise would be entitled to receive) received by holders of Hancock Stock will include the period during which the Hancock Stock surrendered in exchange were held, provided that Hancock Stock was held as a capital asset on the date of the reorganization.
     Section 1223(1).

--------
1 All references herein to Section are to the Sections of the Code.
2 All references herein to Regulations are to the Income Tax Regulations issued by the Department of the Treasury.

  7. Cash received by a stockholder of Hancock otherwise entitled to receive a fractional share of Bank Plus Common Stock in exchange for Hancock Stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by Bank Plus. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a). This receipt of cash will result in gain or loss measured by the difference between the basis of such fractional share interest and the cash received. Such gain or loss will be capital gain or loss to the former Hancock stockholder, provided the Hancock Stock was a capital asset in such former stockholder's hands. Rev. Rul. 66-365, 1966-1 C.B. 116 and Rev. Rul 77-41, 1977-2 C.B. 574.

  The opinion of Deloitte & Touche LLP will be based on current law, the information contained in this Proxy Statement/Prospectus and certain representations as to factual matters made by Bank Plus, Fidelity, Hancock and certain stockholders (the "Specified Stockholders") of Hancock. Any inaccuracy or change with respect to such information or representations, or any past or future actions by Bank Plus, Fidelity, Hancock or the Specified Stockholders contrary to such representations, could adversely affect the conclusions set forth herein.

  An opinion from a company's accounting firm is not binding on the Internal Revenue Service or the courts, and only represents such firm's best judgment. The parties have not and will not request a ruling from the Internal Revenue Service in connection with the federal income tax consequences of the Merger. If the Internal Revenue Service successfully challenges the status of the Merger as a tax-free reorganization, holders of Hancock Stock will be treated as if they sold their Hancock Stock in a taxable transaction. In such event, each holder of Hancock Stock would recognize gain or loss equal to the difference between the holder's tax basis in the shares of the Hancock Stock surrendered in the Merger and the fair market value, at the Effective Time, of the Bank Plus Common Stock received in exchange therefor (plus any cash received for fractional shares of Bank Plus Common Stock).

DISSENTERS' RIGHTS

  Rights of Dissenting Stockholders. Pursuant to Section 552.14 of the Rules and Regulations of the OTS, dissenters' rights will be available to stockholders of Hancock in the Merger. A copy of Section 552.14 is attached hereto as Annex B and should be reviewed for more complete information concerning dissenters' rights. THE REQUIRED PROCEDURES SET FORTH IN SECTION
552.14 MUST BE FOLLOWED EXACTLY OR ANY DISSENTERS' RIGHTS MAY BE LOST. The information set forth below is a general summary of dissenters' rights as they apply to Hancock stockholders and is qualified in its entirety by reference to Annex B.

  In order to be entitled to exercise dissenters' rights, a stockholder of Hancock must deliver to Hancock, prior to the Meeting, a written objection identifying himself or herself and stating his or her intention to demand appraisal of and payment for his or her shares. Such demand for appraisal and payment must be in addition to and separate from any proxy or vote "AGAINST" the Merger. The stockholder must also not vote "FOR" the Merger in order to dissent. Thus, any stockholder who wishes to dissent and executes and returns a proxy in the accompanying form MUST specify that his or her shares are to be voted "AGAINST" or "ABSTAIN" on the Merger. If the stockholder returns a proxy without any voting instructions or with instructions to vote "FOR" the Merger, then the stockholder will lose any dissenters' rights. Stockholders who have delivered the written objection to Hancock referred to above prior to the Meeting and who did not vote "FOR" the Merger are referred to as "Dissenting Stockholders," and their shares are "Dissenting Shares."

  Within ten (10) days after the Effective Time, Bank Plus must: (i) mail written notice thereof to each Dissenting Stockholder; (ii) make a written offer to each Dissenting Stockholder to pay for his or her shares at a specified price deemed by Bank Plus to be the fair value thereof; and (iii) inform such Dissenting Stockholders that within sixty (60) days of the Effective Time, the offer must be agreed to or formally rejected or the terms of the Merger will be deemed accepted. The notice and offer must be accompanied by a balance sheet and statement of income of Hancock for the fiscal year ended December 31, 1996, with the latest available interim financial statements during 1997.

  If the Dissenting Stockholder and Bank Plus agree upon a fair value within sixty (60) days, then payment must be made within ninety (90) days of the Effective Time. If within sixty (60) days of the Effective Time the Dissenting Stockholder and Bank Plus do not agree, then the Dissenting Stockholder may file a petition with the OTS, with a copy by registered or certified mail to Bank Plus, demanding a determination of the fair market value of the shares of all Dissenting Stockholders. A Dissenting Stockholder who fails to file such petition within sixty (60) days of the Effective Time will be deemed to have accepted the terms offered under the Merger. Within sixty (60) days of the Effective Time, each Dissenting Stockholder demanding appraisal and payment must submit to the transfer agent his or her stock certificates for notation thereon that an appraisal and payment have been demanded with respect to such shares and that appraisal proceedings are pending. Any stockholder who fails to submit his or her stock certificates for such notation will no longer be entitled to appraisal rights under the OTS Regulations and will be deemed to have accepted the terms offered under the Merger.

  If a Dissenting Stockholder properly files a petition with the OTS, the OTS will make its determination of fair value in accordance with the OTS Regulations. The OTS will also apportion costs and expenses related to the appraisal in its own discretion. At any time within sixty (60) days after the Effective Time any stockholder has the right to withdraw his or her demand for appraisal and to accept the terms of the Merger.

  The above summary of rights of stockholders to dissent and demand payment for their shares does not purport to be a complete statement of the applicable OTS Rules and Regulations and is qualified by reference to the provisions of
Section 552.14 thereof, which have been set forth in full as Annex B to this Proxy Statement/Prospectus. Each stockholder is encouraged to consult with his or her own legal counsel concerning the specific procedures and available remedies.

  ANY FAILURE TO FOLLOW STRICTLY THE DETAILED PROCEDURES SET FORTH IN THE OTS REGULATIONS REGARDING DISSENTERS' RIGHTS MAY RESULT IN A STOCKHOLDER LOSING ANY RIGHT HE OR SHE MAY HAVE TO CLAIM FAIR VALUE FOR HIS OR HER SHARES. IF A STOCKHOLDER FAILS TO PERFECT HIS OR HER DISSENTERS' RIGHTS, HIS OR HER SHARES OF HANCOCK STOCK WILL BE CONVERTED IN THE MERGER INTO A RIGHT TO RECEIVE BANK PLUS COMMON STOCK AS DESCRIBED HEREIN.

  Federal Income Tax Treatment of Dissenters. Any stockholder of Hancock who effectively dissents from the Merger and who receives cash for his or her shares will recognize a gain (or loss) for federal income tax purposes equal to the amount by which the cash received for those shares exceeds (or is less than) the stockholder's tax basis for the shares. The amount of such gain (or loss), if any, will be treated as ordinary income (or loss) or long-term or short-term capital gain (or loss) depending on the length of time the shares are held by the dissenter, whether the shares are held as a capital asset and whether the dissenter is deemed to own shares of Hancock Stock pursuant to the attribution rules of Section 318 of the Code. In certain circumstances, a dissenter can be deemed for tax purposes to own shares that are actually owned by a non-dissenter that is related to the dissenter, with the possible result that the cash received in the exercise of the dissenter's rights could be treated as a dividend received pursuant to a corporate distribution rather than an amount received pursuant to a sale or exchange of Hancock Stock.

DESCRIPTION OF BANK PLUS COMMON STOCK TO BE ISSUED

  The Bank Plus Common Stock and certain provisions of the Company's Certificate of Incorporation and By-laws are described below. The Certificate of Incorporation and By-laws have been filed as exhibits to Registration Statement of which this Proxy Statement/Prospectus is a part. The authorized capital stock of Bank Plus consists of 78,500,000 shares of Bank Plus Common Stock, $.01 par value per share, of which 18,245,265 shares were outstanding as of May 1, 1997, and 10,000,000 shares of Preferred Stock, par value $.01 per share, of which no shares are outstanding.

  The holders of outstanding shares of Bank Plus Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. The shares of Bank Plus Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of Bank Plus. Upon liquidation, dissolution or winding up of Bank Plus, the holders of Bank Plus Common Stock are entitled to receive pro rata the assets of Bank Plus which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Bank Plus Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

  Bank Plus' Certificate of Incorporation authorizes the Board of Directors to issue up to 10,000,000 shares of Preferred Stock in classes or series and to fix the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the amount payable in the event of voluntary or involuntary liquidation, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. Bank Plus may issue, without the approval of the holders of Bank Plus Common Stock, Preferred Stock which has voting, dividend or liquidation rights superior to the Bank Plus Common Stock and which may adversely affect the rights of holders of Bank Plus Common Stock. Under certain circumstances, the issuance of such Preferred Stock may tend to discourage a merger, tender offer, proxy context, the assumption of control by a holder of a large block of Bank Plus' securities, or the removal of incumbent management.

COMPARISON OF RIGHTS OF HOLDERS OF BANK PLUS COMMON STOCK AND HANCOCK STOCK

  General. Bank Plus is a Delaware corporation and, accordingly, is governed by the Delaware General Corporation Law ("DGCL") and its Delaware Certificate of Incorporation (the "Bank Plus Certificate") and By-laws (the "Bank Plus By-laws"). Hancock is a federally chartered savings bank and, accordingly, is governed by the Home Owners Loan Act of Home Owners' Loan Act, as amended ("HOLA"), and the OTS Rules and by its Federal Stock Charter (the "Hancock Charter") and its Bylaws (the "Hancock Bylaws"). The holders of Hancock Stock, other than holders who properly exercise dissenters' rights, will, upon the exchange of their shares of Hancock Stock for shares of Bank Plus Common Stock pursuant to the Merger, become stockholders of Bank Plus, and their rights as such will be governed by the DGCL and the Bank Plus Certificate and the Bank Plus By-laws.

  The following is a general comparison of the material differences between the rights of Hancock Stockholders under the Hancock Charter, the Hancock Bylaws and the HOLA, on the one hand, and the rights of Bank Plus stockholders under the Bank Plus Certificate, the Bank Plus By-laws and the DGCL, on the other. This discussion is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences, and is qualified in its entirety by reference to the DGCL and the HOLA and the Rules and Regulations of the OTS, the common law thereunder, and the full text of the Bank Plus Certificate, Bank Plus By-laws, Hancock Charter and Hancock Bylaws.

   Cumulative Voting and Classified Boards. Hancock's Bylaws provide for cumulative voting and for three classes of directors divided as nearly equal in number as possible, and each class has a term of three years. Under the DGCL, the stockholders of Bank Plus are not entitled to cumulate their votes in the election of directors unless the Bank Plus Certificate so provides. The Bank Plus Certificate does not provide for cumulative voting, but does provide for a classified Board of Directors. As a result, the holders of shares representing a majority of the votes entitled to be cast in an election of directors for Bank Plus will be able to elect all directors then being elected. The absence of cumulative voting could have the effect of preventing representation of minority stockholders on the Board of Directors of Bank Plus.

   Change in Number of Directors. Hancock's Charter provides for a Board of not fewer than five or more than fifteen members, except when a greater number is approved by the OTS. The Hancock Bylaws provide that the Board of Directors shall consist of seven members.

  Under the DGCL, the number of directors is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment to the certificate. Under the Bank Plus By-laws, the number of members of the Board of Directors is determined by resolution of the Board of Directors. The exact number of the Board of Directors is currently set at seven.

  Removal of Directors. Pursuant to the Hancock Bylaws, at a meeting of stockholders called expressly for that purpose, any director may be removed for cause by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. If less than the entire Board is to be removed, no one of the directors may be removed if the votes cast against the removal would be sufficient to elect a director if then cumulatively voted at an election of the class of directors of which such director is a part. Whenever the holders of the shares of any class are entitled to elect one or more directors by the provisions of the charter or supplemental sections thereto, the provisions of this section shall apply, in respect to the removal of a director or directors so elected, to the vote of the holders of the outstanding shares of that class and not to the vote of the outstanding shares as a whole.

  Under the DGCL, any or all directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. In the case of a corporation whose board of directors is classified, stockholders may remove directors only for cause, and in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors. The Bank Plus Certificate does not currently provide for cumulative voting.

  Filling Vacancies on the Board of Directors. The Hancock Bylaws provide that any vacancy occurring on the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected to serve until the next election of directors by the stockholders. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of directors by the stockholders.

  The Bank Plus By-laws provide that a vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The directors so chosen shall hold office until the next annual meeting of stockholders and until their successors are duly elected and shall qualify or until their earlier resignations or removals. Under the DGCL, however, if, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the entire Board of Directors as constituted immediately prior to any such increase, the Delaware Court of Chancery may, under certain circumstances, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office. Additionally, when a director has been removed from office with or without cause by the stockholders, the stockholders have the right to fill such vacancy by the affirmative vote of at least a majority of the voting power of the then outstanding stock. If the stockholders fail to fill such vacancy, the Board may then do so as set forth above.

  Amendment of Charter or Certificate. Except for the issuance of authorized shares as provided in the Hancock Charter, no amendment, addition, alteration, change or repeal of this charter shall be made, unless such is first proposed by the Board of Directors and then is preliminarily approved by the OTS, which preliminary approval may be granted by the OTS pursuant to regulations specifying pre-approved charter amendments, and thereafter approved by the stockholders by a majority of the total votes eligible to be cast at a legal meeting. Any amendment, addition, alteration, change, or repeal so acted upon shall be effective upon filing with the OTS in accordance with regulatory procedures or on such other date as the OTS may specify in its preliminary approval.

  Under the DGCL, the Bank Plus Certificate may be amended if such amendment is approved by the Board of Directors and by a majority of the stockholders. In addition, if Bank Plus were to have more than one class of stock outstanding, amendments that would adversely affect the rights of any class would require the vote of a majority of the shares of that class.

  Amendment of Bylaws. Pursuant to the DGCL, the regulations of the OTS, the Hancock Bylaws and the Bank Plus Bylaws, the stockholders and the directors of both Bank Plus and Hancock have the power to adopt, amend or repeal bylaws. In the case of Hancock, however, certain Bylaw amendments specified in the Rules and Regulations of the OTS require the prior approval of the OTS in order to become effective.

  Dividends. Hancock is subject to the regulations of the OTS governing dividend payments and other capital distributions. See "INFORMATION REGARDING HANCOCK--Supervision and Regulation of Hancock--Federal Savings Institution Regulation--Limitation on Capital Distributions."

  The DGCL provides that a corporation may, unless otherwise restricted by its certificate of incorporation, declare and pay dividends out of surplus, or if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The Bank Plus Certificate places no restriction on the declaration or payment of dividends. The DGCL also provides that a corporation may redeem or repurchase its shares only out of surplus. The ability of a Delaware corporation to pay dividends on, or to make repurchases or redemptions of, its shares is dependent on the financial status of the corporation standing alone and not on a consolidated basis. In addition to the restrictions on dividends imposed under the DGCL, Bank Plus, as the parent company of Fidelity, is subject to the ability of Fidelity to pay dividends to Bank Plus under federal regulatory restrictions applicable to savings associations holding companies.

  Special Meetings of Stockholders and Action by Stockholders Without a Meeting. The DGCL provides that a special meeting may be called by the board of directors or such other persons as may be authorized by the certificate of incorporation or bylaws. The Bank Plus By-laws provide that a special meeting may also be called by the Chairman of the Board, Vice Chairman of Board, the President or by a majority of the directors, and shall be called by the Secretary at the request in writing of the stockholders owning one-tenth of the outstanding capital stock.

  The Hancock Bylaws are the same, unless otherwise prescribed by OTS Rules, except that a special meeting must be called upon the request in writing of one-tenth or more of the outstanding shares entitled to vote at the meeting.

  Under the DGCL (unless otherwise provided in the certificate of incorporation), any action which is required to be taken or may be taken at a meeting of stockholders may be taken by a written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting.

  The Hancock Bylaws are the same, except that any action taken without a meeting requires the written consent of all of the Hancock stockholders entitled to vote with respect to the subject matter.

  Indemnification and Limitation of Liability. Federal savings associations are required by OTS Rules to indemnify their directors, officers, and employees against any action brought or threatened because that person is or was a director, officer, or employee for: (i) any amount for which such person becomes liable under a judgment in such action, and (ii) reasonable costs and expenses, including reasonable attorney's fees, actually paid or incurred by that person in defending or settling such action or in enforcing such person's rights under the applicable regulation if he or she attains a favorable judgment in such enforcement action. Indemnification shall be made to such person only if: (i) final judgment on the merits is in such person's favor, or
(ii) in the case of: (a) settlement, (b) final judgment against such person, or (c) final judgment in such person's favor, other than on the merits, if a majority of the disinterested directors of the savings association determine that such person was acting in good faith within the scope of such person's employment or authority as such person could reasonably have perceived it under the circumstances and for a purpose such person could reasonably have believed under the circumstances was in the best interests of the savings association or its stockholders. No indemnification shall be made unless the association gives the OTS at least sixty (60) days' notice of its intentions to make such indemnification and if the OTS, within such notice period, advises the association in writing of its objection thereto.

  The DGCL authorizes corporations to limit or eliminate the personal liability of directors to the corporation and its stockholders for monetary damages in connection with the breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitation authorized by the DGCL, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy such duty of care. Although the DGCL does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Bank Plus' Certificate limits the liability of directors to Bank Plus or its stockholders to the fullest extent permitted by the DGCL as in effect from time to time. Specifically, directors of Bank Plus will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Bank Plus or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or
(iv) for any transaction from which the director derived an improper personal benefit. This provision does not affect a director's responsibilities under certain other laws such as the federal securities laws or state or federal environmental laws.

  The Bank Plus By-laws provide that Bank Plus shall indemnify its officers, directors and employees to the fullest extent permitted by the DGCL. Bank Plus believes that indemnification under its By-laws covers at least negligence and gross negligence on the part of the indemnified parties.

  Bank Plus has entered into indemnification agreements with its directors and officers which provide for broad indemnification, except where the "reviewing party" has determined that the indemnitee would not be entitled to be indemnified under applicable law. The "reviewing party" is defined as the majority vote of the directors of Bank Plus not subject to the particular claim or, if none, independent legal counsel selected by the indemnitee and approved by Bank Plus. No payments may be made under these indemnification agreements in connection with claims made against a director or officer for which payment is made under an insurance policy or for which such person is otherwise indemnified.

  Under an insurance policy currently maintained by Bank Plus, the directors and officers of Bank Plus are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which may be imposed as a result of such claims, actions, suits or proceedings which may be brought against them by reason of being or having been such directors or officers.

 Stockholder Vote for Mergers and Other Reorganizations.

  OTS regulations require that the mergers, consolidations or sales of all or substantially all of the assets of a federal savings bank must be approved by the vote of at least two-thirds of the outstanding stock entitled to vote.

  Neither the Bank Plus Certificate nor the DGCL requires a vote of more than a majority on such mergers. The DGCL also does not require a stockholder vote of the surviving constituent corporation in a merger if (a) the merger agreement does not amend the existing certificate of incorporation, (b) each outstanding share of the surviving corporation before the merger is unchanged after the merger, and (c) the merger involves the issuance of no more than 20% of the shares of the surviving corporation outstanding immediately prior to such issuance.

 Stockholder Proposals.

  The Hancock Bylaws provide that any new business proposals by stockholders at an annual meeting must be submitted in writing to the Secretary at least five days before the date of the original meeting.

  The Bank Plus By-laws provide that stockholder proposals must be submitted not less than five days prior to the annual or special meeting in order to be considered at such meeting.

 Anti-takeover Effects.

  Certain provisions of the Bank Plus Certificate and By-laws discussed above deal with matters of corporate governance and rights of stockholders. Certain of these provisions relating to voting of shares for the election of directors and the classified Board of Directors may be deemed to have an "anti-takeover" effect, and may discourage takeover attempts not first approved by the Directors (including takeovers that certain stockholders, or even a majority of stockholders, might deem to be in their interests). Other than a classified board, the Hancock Charter and Bylaws do not have comparable provisions. These provisions also may make it more difficult to remove members of Bank Plus's management.

 Limitations on "Business Combinations."

  Delaware law prohibits a Delaware corporation, such as Bank Plus, from engaging in a "business combination" with an "interested stockholder" for three years following the date that a person becomes an interested stockholder. An "interested stockholder" is a person who owns 15% or more of the corporation's outstanding voting stock, or an affiliate or associate of the corporation who owned 15% in the previous three years, and his or her affiliates and associates.

  Generally, a "business combination" is defined broadly to include (i) mergers with or caused by an interested stockholder, (ii) sales or other dispositions of assets of the corporation or a subsidiary equal to 10% or more of the value of the corporation's consolidated assets or its outstanding stock, (iii) transfers of stock of the corporation or a subsidiary to the interested stockholder (except for transfers in a conversion or exchange or a pro rata distribution which does not increase the interested stockholder's proportionate ownership of a class or series) or any receipt by the interested stockholder (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits.

  The three-year moratorium imposed on business combinations does not apply if:

    1. prior to a person becoming an interested stockholder, the Board of Directors approves the business combination or the transaction which resulted in the person becoming an interested stockholder, or

    2. the interested stockholder owns at least 85% of the corporation's voting stock outstanding upon consummation of the transaction which made him or her an interested stockholder (excluded from shares outstanding for purposes of this calculation are shares owned by Directors who are also officers and shares held by ESOP's or other employee stock plans which do not permit employees to decide confidentially whether to accept a tender offer), or

    3. on or after the date a person becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder's meeting by two-thirds of the voting stock not owned by the interested stockholder.

  Dissenters' Rights. See "--Dissenters' Rights" and Annex B regarding the dissenters' rights of the Hancock stockholders.

  Under Delaware law, appraisal rights are generally available for the shares of any class or series of stock of a corporation in a merger or consolidation; provided that no appraisal rights are available for the shares of any class or series of stock which, at the record date for the meeting held to approve such transaction, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights are available to stockholders of the surviving corporation if the merger did not require their approval. Appraisal rights are, however, available for such class or series if the holders thereof receive in the merger or consolidation anything except: (i) shares of stock of the corporation surviving or resulting from such merger or consolidation; (ii) shares of stock of any other corporation which at the effective date of the merger or consolidation is either listed on a national securities exchange or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares; or (iv) any combination of the foregoing.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

  The following unaudited pro forma combined condensed financial statements are based on the historical consolidated Balance Sheet and statements of operations of Bank Plus and Hancock, adjusted to give effect to the Merger, using the purchase method of accounting for business combinations. Under the purchase method of accounting, the purchase price will be allocated to the assets acquired and liabilities assumed based on their estimated fair values at closing.

  The unaudited pro forma combined condensed Balance Sheet as of March 31, 1997 assumes that the Merger occurred as of that date and reflects the combination of the historical financial position of Bank Plus with the historical financial position of Hancock as of March 31, 1997 after giving effect to the purchase accounting and other Merger-related adjustments described in the respective Notes herein.

  The unaudited pro forma combined condensed statements of operations for the fiscal year ended December 31, 1996 and for the three months ended March 31, 1997 combine the historical results of operations of Bank Plus for those periods with the historical results of operations of Hancock for the same periods and assumes that the Merger occurred at the beginning of the periods presented.

  The following unaudited pro forma combined condensed financial statements have been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of Bank Plus and Hancock, which, in the case of Bank Plus, appear as an Annex to this Proxy Statement/Prospectus and in the case of Hancock, are included in this Proxy Statement/Prospectus. These pro forma financial statements are presented for illustrative purposes only and are not indicative of the operating results that would have been achieved or the financial position that would have existed had the Merger been consummated on the dates indicated in the preceding paragraphs, nor are they indicative of the future operating results or financial position of the combined companies. The pro forma adjustments made in connection with the development of the pro forma information are preliminary and have been made solely for purposes of developing such pro forma information as necessary to comply with the disclosure requirements of the Commission. Changes to the adjustments included in the unaudited pro forma combined financial statements are expected as evaluations of assets and liabilities are completed and as additional information becomes available.

             UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                              MARCH 31, 1997
                         ------------------------------------------------------------
                         BANK PLUS   HANCOCK    COMBINED   ADJUSTMENTS(4)  PRO FORMA
                         ----------  --------  ----------  --------------  ----------
                                          (DOLLARS IN THOUSANDS)
ASSETS
  Cash and cash
   equivalents.......... $  103,871  $  7,402  $  111,273     $   --       $  111,273
  Investment securities.    160,024    32,856     192,880        (268)(1)     192,612
  Mortgage-backed
   securities...........    235,264     4,235     239,499         (58)(1)     239,441
  Deposits and other
   investments..........        --      4,728       4,728         --            4,728
  Loans receivable, net
   of allowances........  2,642,217   145,522   2,787,739      (4,234)(1)   2,783,505
  Other assets..........    153,271     7,593     160,864      13,193 (1)     174,057
                         ----------  --------  ----------     -------      ----------
                                                                           $3,505,616
                         $3,294,647  $202,336  $3,496,983     $ 8,633
                         ==========  ========  ==========     =======      ==========
LIABILITIES
  Deposits.............. $2,516,991  $194,645  $2,711,636     $   514 (1)   2,712,150
  FHLB advances.........    387,151       --      387,151         --          387,151
  Other borrowings......    140,000       --      140,000         --          140,000
  Other liabilities.....     36,762     2,618      39,380       1,180 (2)      40,560
                         ----------  --------  ----------     -------      ----------
                          3,080,904   197,263   3,278,167       1,694       3,279,861
                         ----------  --------  ----------     -------      ----------
Minority Interest:
 Preferred stock of
 subsidiary.............     51,750       --       51,750         --           51,750
Stockholders' equity
  Common stock..........        182     8,336       8,518      (8,325)(3)         193
  Paid-in Surplus.......    261,902     2,243     264,145       9,758 (3)     273,903
  Unrealized losses on
   securities...........     (2,836)      (41)     (2,877)         41          (2,836)
  Accumulated deficit...    (97,255)   (5,465)   (102,720)      5,465 (3)     (97,255)
                         ----------  --------  ----------     -------      ----------
                            161,993     5,073     167,066       6,939         174,005
                         ----------  --------  ----------     -------      ----------
                         $3,294,647  $202,336  $3,496,983     $ 8,633      $3,505,616
                         ==========  ========  ==========     =======      ==========

Pro forma Adjustments:

(1) Represents the fair value adjustments and recognition of intangible assets (core deposit intangible of $8.3 million and goodwill of $4.9 million) to be recorded in connection with the purchase price allocation.

(2) Represents recognition of liabilities for direct costs to be incurred in connection with the Merger relating to lease exit costs, severance expense and professional services.

(3) Represents adjustment of equity accounts to reflect issuance of shares in connection with the Merger and elimination of Hancock equity accounts, based on the exchange of shares of Hancock Stock for shares of Bank Plus Common Stock. Assuming the Bank Plus Stock Consideration Value is $12,012,000, the number of shares of Hancock Stock issued and outstanding immediately prior to the Effective Time is 1,302,862 and the Market Value Per Bank Plus Share is $11.00 (the last reported sales price of the Bank Plus Common Stock on July 1, 1997), the total number of shares of Bank Plus Common Stock to be issued are estimated to be 1,092,000.

(4) Due to the Company's current tax status, there are no net tax adjustments anticipated to be recorded as a result of the Merger under the purchase accounting method.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                               FOR THE THREE MONTHS ENDED MARCH 31, 1997
                          --------------------------------------------------------
                          BANK PLUS    HANCOCK   COMBINED  ADJUSTMENTS  PRO FORMA
                          ----------  ---------  --------  -----------  ----------
Interest income.........  $   58,707  $   3,661  $ 62,368    $    27(1) $   62,395
Interest expense........      38,350      2,116    40,466        277(2)     40,743
                          ----------  ---------  --------    -------    ----------
Net interest income
 (expense)..............      20,357      1,545    21,902       (250)       21,652
Provision for estimated
 loan losses............       4,251        360     4,611        --          4,611
                          ----------  ---------  --------    -------    ----------
Net interest income
 (expense) after
 provision for estimated
 loan losses............      16,106      1,185    17,291       (250)       17,041
Other income............       1,698         68     1,766        --          1,766
Operating expenses......      14,336      1,585    15,921         49(3)     15,970
                          ----------  ---------  --------    -------    ----------
Income (loss) before
 income taxes and
 minority interest in
 subsidiary.............       3,468       (332)    3,136       (299)        2,837
Income tax benefit......      (2,300)       --     (2,300)       --         (2,300)
                          ----------  ---------  --------    -------    ----------
Income (loss) before
 minority interest in
 subsidiary.............       5,768       (332)    5,436       (299)        5,137
Minority interest in
 subsidiary (preferred
 stock dividend)........       1,553        --      1,553        --          1,553
                          ----------  ---------  --------    -------    ----------
Net income (loss).......  $    4,215  $    (332) $  3,883    $  (299)   $    3,584
                          ==========  =========  ========    =======    ==========
Net income (loss) per
 common share...........  $     0.23  $   (0.25)                        $      .19(4)
Weighted average common
 shares outstanding.....  18,245,265  1,302,463                         19,337,265(4)
                                  FOR THE YEAR ENDED DECEMBER 31, 1996
                          --------------------------------------------------------
                          BANK PLUS    HANCOCK   COMBINED  ADJUSTMENTS  PRO FORMA
                          ----------  ---------  --------  -----------  ----------
Interest income.........  $  237,913  $  14,442  $252,355    $   108(1) $  252,463
Interest expense........     152,623      8,335   160,958      1,115(2)    162,073
                          ----------  ---------  --------    -------    ----------
Net interest income
 (expense)..............      85,290      6,107    91,397     (1,007)       90,390
Provision for estimated
 loan losses............      15,610      6,975    22,585        --         22,585
                          ----------  ---------  --------    -------    ----------
Net interest income
 expense after provision
 for estimated loan
 losses.................      69,680       (868)   68,812     (1,007)       67,805
Other income............       2,246        480     2,726        --          2,726
Operating expenses......      82,451      6,479    88,930        195(3)     89,125
                          ----------  ---------  --------    -------    ----------
Loss before income taxes
 and minority interest
 in subsidiary..........     (10,525)    (6,867)  (17,392)    (1,202)      (18,594)
Income tax (benefit)
 expense................      (1,093)         2    (1,091)       --         (1,091)
                          ----------  ---------  --------    -------    ----------
Loss before minority
 interest in subsidiary.      (9,432)    (6,869)  (16,301)    (1,202)      (17,503)
Minority interest in
 subsidiary (preferred
 stock dividend)........       4,657        --      4,657        --          4,657
                          ----------  ---------  --------    -------    ----------
Net loss................     (14,089)    (6,869)  (20,958)    (1,202)      (22,160)
Preferred stock
 dividends..............       1,553        --      1,553        --          1,553
                          ----------  ---------  --------    -------    ----------
Net loss available for
 common stockholders....  $  (15,642) $  (6,869) $(22,511)   $(1,202)   $  (23,713)
                          ==========  =========  ========    =======    ==========
Loss per common share...  $    (0.86) $   (7.27)                        $    (1.23)(4)
Weighted average common
 shares outstanding.....  18,242,887    944,837                         19,334,887(4)

Pro forma adjustments:

(1) Represents the amortization of the fair value adjustments of mortgage-backed securities and investments over their estimated remaining maturities.

(2) Represents the amortization of the core deposit intangible of $8.3 million over 7 years (the useful life over which the benefit of the intangible asset is expected to be realized) and the amortization of the fair value adjustment of interest bearing deposits over their estimated remaining maturities.

(3) Represents the amortization of goodwill of $4.9 million over 25 years (the useful life over which the benefit of the intangible asset is expected to be realized).

(4) Pro forma earnings (loss) per share and weighted average common shares outstanding are based on the number of common shares that would have been outstanding had the Merger occurred January 1, 1996 and 1997.

                   PROPOSAL 2--ELECTION OF HANCOCK DIRECTORS

  Action is to be taken at the Meeting with respect to the election of three directors. The directors will be elected for full three-year terms. The Hancock Charter provides for a Board of Directors consisting of not less than five nor more than fifteen members. The Hancock Bylaws have fixed the number of directors at seven. However, due to a vacancy on the Board of Directors, there are presently six directors of Hancock.

  In accordance with the OTS Rules, the Hancock Bylaws provide for "staggered"elections of directors in which approximately one-third of the members of the Board of Directors are elected each year for a three-year term. Three directors are to be elected for full three-year terms. The Board of Directors proposes the election of Ezunial Burts, Eric D. Hovde and Kathleen
L. Kellogg. If elected, Messrs. Burts and Hovde and Ms. Kellogg will serve from the date of the Meeting until the Annual Meeting of Stockholders to be held in 2000 and until their successors have been duly elected and qualified. However, if the Merger is consummated the terms of all of Hancock's directors will end as of the Effective Time. Messrs. Burts and Hovde and Ms. Kellogg are currently serving as directors of Hancock and have indicated their willingness to continue serving if elected. In the event that Messrs. Burts or Hovde or Ms. Kellogg should become unavailable, the Board of Directors of Hancock intends to vote the proxies for a substitution nominee or nominees nominated by the Board of Directors. The Board of Directors has no present knowledge that Messrs. Burts or Hovde or Ms. Kellogg will be unavailable to serve. Unless authority is withheld, all proxies received in response to this solicitation will be voted for Messrs. Burts and Hovde and Ms. Kellogg.

  The following table contains certain information concerning the directors of Hancock, including the nominees, Messrs. Burts and Hovde and Ms. Kellogg.

                                                                    TERM
             NAME                  RELATIONSHIP TO HANCOCK         EXPIRES AGE
             ----                  -----------------------         ------- ---
   Ezunial Burts(*)........ Director since 1986                     1997    50
   Eric D. Hovde(*)........ Director since 1996                     1997    33
   Kathleen L. Kellogg(*).. Director, President and Chief           1997    43
                             Executive Officer since March 1997
   Joon Y. Koh, M.D........ Director since 1979                     1998    62
   Michael Noel............ Director since 1986; Chairman of the    1998    56
                             Board of Directors since February
                             1997
   Richard L. Stever....... Director and Secretary since 1979       1999    66

--------
(*) Designates a nominee for Director.

  Mr. Burts became the President and Chief Operating Officer of the Los Angeles Area Chamber of Commerce in January 1997. From 1984 through January 1997, he served as the Executive Director of the Port of Los Angeles. Prior to 1984, Mr. Burts was an Executive Assistant to former Los Angeles Mayor Tom Bradley for over twelve years.

  Mr. Hovde has served in executive positions with Hovde Financial, Inc. since 1987 and is currently President of such firm.

  Ms. Kellogg became President and Chief Executive Officer of Hancock on March 19, 1997. She was elected a director by the vote of the Board of Directors on March 25, 1997. Prior to joining Hancock, she served as President and Chief Executive Officer of Frontier Bank, N.A. from 1994 to February 1997. She was Senior Vice President/Business Banking Division Manager of California Federal Bank from 1991 through 1994 and Commercial Banking Regional Vice President of California Federal Bank from 1989 through 1991. Ms. Kellogg's banking experience also includes positions with Home Federal Bank, Imperial Bank, Crocker National Bank and Union Bank.

  Dr. Koh's primary business activity for more than the past five years has been as an orthopedic surgeon.

  Mr. Noel has been an independent financial consultant since January 1995. Mr. Noel retired on December 31, 1994 as the Executive Vice President of Mission Land Company, a position he held since January 1994. Previously, he served as Senior Vice President and Chief Financial Officer or Mission Energy Company from February 1992 to January 1994. Mr. Noel was a Senior Vice President (from 1991 to 1992) and Vice President/Treasurer (from 1980 to 1991) of Southern California Edison Company, an investor-owned electrical utility company. He has been a Director of Software Toolworks, Inc. from July 1989 to April 1994. He is currently a Director of Stepstone Funds, from November 1990 to present and a Director of Current Income Shares, Inc. from May 1981 to present. Mr. Noel became Chairman of the Board of Hancock in February 1997.

  Mr. Stever was a Senior Vice President of National Medical Enterprises, Inc., a hospital management company, from 1976 to 1982. He was a director of that company from 1968 to 1993.

  Members of the Board of Directors, other than Ms. Kellogg, receive director fees of $800 per month plus $400 for each Board meeting actually attended, and $500 for each committee meeting attended, except that amount is $250 when a committee meeting is on the same day as a Board meeting, provided the director attends at least nine (9) Board of Directors meetings during the twelve month period preceding the meeting in question. Directors receive no other additional compensation for attendance at committee meetings.

  For information regarding executive officer compensation of Hancock, see "INFORMATION REGARDING HANCOCK--Executive Officer Compensation of Hancock."

  The Board of Directors of Hancock has various committees including an Audit Committee and a Compensation Committee.

  The Audit Committee. Composed of Board members Burts, Hovde, Noel and Stever, the principal functions of the Audit Committee are to review and examine internal audit controls, meet with Hancock's auditors concerning their recommendations for improving Hancock's audit procedures and controls, and report to the Board of Directors regarding the Audit Committee's recommendations. The Audit Committee met twice during 1996.

  The Compensation Committee. Composed of Board members Koh, Burts, Hovde, Noel and Stever this Committee meets at least annually to review the results of Hancock's operations and the performance of its employees. This Committee met once during 1996.

  During 1996, Hancock's Board of Directors held 12 regular meetings. Each of the directors attended at least 90% of all meetings of the Board of Directors and of the committees on which such director served.

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES FOR DIRECTOR.

                  PROPOSAL 3--APPROVAL OF THE KELLOGG OPTION

TERMS OF STOCK OPTION GRANT

  In March 1997, Hancock entered into an employment agreement (the "Employment Agreement") with Kathleen L. Kellogg, pursuant to which Ms. Kellogg agreed to serve as President and Chief Executive Officer of Hancock. Pursuant to the Employment Agreement, Hancock, among other things, agreed to grant a stock option to Ms. Kellogg to purchase up to 50,000 shares of Hancock Stock at an exercise price of $7.46 per share. The Kellogg Option was not granted under the Hancock Stock Option Plan, and therefore, under the Hancock Charter, the Kellogg Option requires the approval of Hancock's stockholders to become effective. The Kellogg Option is attached hereto as Annex D.

  The Kellogg Option vests in equal annual installments over four years beginning March 1, 1998 and expires on March 25, 2002. The options which have not vested at the time Ms. Kellogg's employment is terminated will be canceled. However, in the event of a "Change of Control" of Hancock (which includes a merger where Hancock stockholders own less than 50% of the surviving entity, such as the proposed Merger with Bank Plus), all of Ms. Kellogg's options will vest in full. If the proposal to approve the Kellogg Option is approved by the stockholders at the Meeting, Hancock intends, immediately prior to consummation of the Merger, to cancel the Kellogg Option and pay to Ms. Kellogg cash in an amount based on the value of the Merger consideration pursuant to the formula described under "PROPOSAL 1-- APPROVAL OF THE MERGER--Treatment of Stock Options."

FEDERAL INCOME TAX CONSEQUENCES

  The Kellogg Option is classified as a non-qualified option ("NQO") under the Code. Under the Code, an optionee does not recognize any taxable income, and the issuer is not entitled to a deduction, upon the grant of an NQO. Upon the exercise of an NQO, Ms. Kellogg will recognize ordinary compensation income (subject to wage and employment tax withholding) equal to the excess of the fair market value of the shares acquired over the option exercise price. The amount of such excess is generally determined by reference to the fair market value of Hancock's Stock on the date of exercise. Ms. Kellogg's basis in the stock received is equal to such stock's fair market value on the date of exercise. Hancock is entitled to a deduction equal to the compensation taxable to Ms. Kellogg.

  If Ms. Kellogg sells shares acquired pursuant to the exercise of the Kellogg Option she will recognize capital gain or loss equal to the difference between the selling price of the shares and her basis in the shares. Such capital gain or loss is long- or short-term depending on whether she has held the shares for more than one year. Hancock is not entitled to any deduction with respect to any capital gain recognized by Ms. Kellogg. Capital losses on the sale of such shares may be used to offset capital gains. The net long-term capital gain of an individual taxpayer is subject to a maximum tax rate of 28%. If capital losses exceed capital gains, then up to $3,000 of the excess losses may be deducted from ordinary income. Remaining capital losses may be carried forward to future tax years.

  THE BOARD OF DIRECTORS HAS APPROVED THE KELLOGG OPTION AND RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE KELLOGG OPTION.

                         INFORMATION REGARDING HANCOCK

BUSINESS OF HANCOCK

 General

  Hancock's principal business is focused on originating single and multifamily residential mortgage loans, commercial and construction loans and providing retail banking services. Recently, Hancock has also been developing lending products for small- to medium-sized businesses and professionals. Hancock's lending and investment activities are funded primarily by deposits derived from Hancock's deposit network. This network is comprised of its main branch office, located in Larchmont and four other branch offices located in Burbank, Glendale, Toluca Lake and the Fairfax areas of Los Angeles. All of these locations are in Los Angeles County.

  Hancock's business strategy is to focus on niche lending, quality customer service and deposit market segments in which management believes Hancock can differentiate its products and services from those offered by larger or more traditional financial services firms, with the goal of enhancing net interest margin.

  As a result of substantial losses incurred by Hancock since 1992, its continuing high levels of nonperforming assets and the deterioration in its financial condition and capital levels, Hancock is subject to special supervisory attention by the OTS. On March 28, 1997, Hancock stipulated and consented to the issuance of the Order by the OTS in which Hancock agreed to take affirmative action to improve its deteriorating financial condition, high problem asset levels and poor earnings performance and to correct certain other deficiencies. The Order requires, among other things, that by no later than June 30, 1997, Hancock must raise at least $3.0 million in capital and substantially increase its regulatory capital ratios or alternatively recapitalize by merging or being acquired. Hancock is not in compliance with these requirements of the Order. Hancock has advised the OTS of the pending Merger and in view of the progress being made toward consummating the Merger, the OTS has to date forebeared from taking any action against Hancock because of such noncompliance. However, if the OTS determines, in its sole discretion, that Hancock is failing to make adequate progress toward complying with these requirements, it may, pursuant to the Order, take such further supervisory enforcement or resolution action as it deems appropriate, including the appointment of a conservator or a receiver. In addition, on May 2, 1997, the OTS issued the PCA Notification which notified Hancock that Hancock is considered to be "significantly undercapitalized" under the PCA provisions of the FDICIA. In its report on the consolidated financial statements of Hancock included in this Proxy Statement/Prospectus, Deloitte & Touche LLP states that these matters raise serious doubt about Hancock's ability to continue as a going concern. See "--Supervision and Regulation of Hancock--Prompt Corrective Action Notification; Cease and Desist Order;" "--Prompt Corrective Regulatory Action;" the Independent Auditors' Report with respect to the Consolidated Financial Statements of Hancock and Note 2 of Notes to Consolidated Financial Statements of Hancock.

 Lending Activities

  General. Hancock originates loans for residential, commercial, construction and consumer purposes. The majority of loans originated by Hancock are secured by real estate.

  Loan Portfolio. The following table sets forth the composition of Hancock's loan portfolio by type of loan at the dates indicated.

                                                         AT DECEMBER 31,
                                       AT MARCH 31, --------------------------
                                           1997       1996     1995     1994
                                       ------------ -------- -------- --------
                                               (DOLLARS IN THOUSANDS)
Real estate loans:
  One- to four-family.................   $ 38,152   $ 38,291 $ 42,987 $ 41,453
  Multifamily.........................     84,643     85,379   82,926   79,123
  Commercial real estate and land.....     26,748     26,897   30,057   31,549
  Construction........................      6,082      7,071    4,377    2,192
                                         --------   -------- -------- --------
    Total real estate loans...........    155,625    157,638  160,347  154,317
                                         --------   -------- -------- --------
Non-real estate loans:
  Commercial loans....................      1,628        --       --       --
  SBA loans...........................        514        --       --       --
                                         --------   -------- -------- --------
    Total non-real estate loans.......      2,142        --       --       --
                                         --------   -------- -------- --------
Consumer loans:
  Loans on savings accounts...........        239         74      154      236
  Other loans.........................        166        171      147       42
                                         --------   -------- -------- --------
    Total consumer loans..............        405        245      301      278
                                         --------   -------- -------- --------
Less:
  Allowance for loan losses...........      8,538      8,498    4,917    2,135
  Undisbursed loan funds..............      3,342      3,914    1,677      557
  Unearned discounts on purchased
   loans..............................        302        234       37       (2)
  Deferred loan fees..................        468        508      544      614
                                         --------   -------- -------- --------
    Total.............................     12,650     13,154    7,175    3,304
                                         --------   -------- -------- --------
      Total net loans.................    145,522    144,729  153,473  151,291
                                         --------   -------- -------- --------
Mortgage-backed securities............      4,235      5,832    7,500    9,331
                                         --------   -------- -------- --------
      Total net loans receivable and
       mortgage-backed securities.....   $149,757   $150,561 $160,973 $160,622
                                         ========   ======== ======== ========

  Non Performing Assets. The following table sets forth the amounts of nonaccrual loans, as well as real estate owned ("REO") and troubled debt restructurings ("TDRs") net of specific reserves, at the dates indicated:

                                                      AT DECEMBER 31,
                               AT MARCH 31, -----------------------------------
                                   1997      1996   1995   1994   1993    1992
                               ------------ ------ ------ ------ ------- ------
                                            (DOLLARS IN THOUSANDS)
Nonaccrual loans:
  Real estate:
    One- to four-family.......    $  250    $1,106 $1,547 $1,830 $ 1,306 $1,841
    Multifamily...............     4,959     4,342  3,253     74   6,013  3,572
    Commercial real estate and
     land.....................       --        --     889    --      --     621
    Construction..............       --        --     --     --      --     --
  Consumer....................       --        --     --     --      --      50
                                  ------    ------ ------ ------ ------- ------
      Total...................     5,209     5,448  5,689  1,904   7,319  6,084
REO...........................     1,181     1,544  2,197  2,203   4,099  1,960
                                  ------    ------ ------ ------ ------- ------
      Total nonperforming
       assets.................    $6,390    $6,992 $7,886 $4,107 $11,418 $8,044
                                  ======    ====== ====== ====== ======= ======
TDRs..........................    $2,833    $3,087 $8,394 $6,811 $   --  $  --
                                  ======    ====== ====== ====== ======= ======

  Residential Real Estate Loans; General. Hancock's principal lending activities have been focused on the origination of single and multifamily loans as well as construction loans for single family tracts and owner-occupied single family dwellings. Total residential real estate mortgage loans at March 31, 1997 were $126.3 million, constituting 81.2% of Hancock's loan portfolio at that date (net of loans in process).

  Single Family Loans. Hancock offers ARM loans secured by one-to-four family residences, substantially all of which are owner-occupied and featuring loan maturities of up to 30 years. The interest rates on such loans generally adjust monthly or annually and range from two to four percentage points above the applicable index. Historically, Hancock has offered adjustable rate residential loans indexed to the weighted average cost of funds of the Eleventh District of the Federal Home Loan Bank ("COFI"). In 1992, Hancock introduced loan products whose indices were based on the Federal Cost of Funds. Typically, both products had interest rate floors and periodic payment adjustment limitations.

  Hancock also offers fixed-rate loans with maturities of up to 30 years, secured by first liens on owner-occupied single-family residences. The interest rates on these fixed rate loans are established based on money market conditions and the requirement of the secondary market agencies which purchase these loans. Hancock typically charges an origination fee of approximately one to two percentage points of the principal amount of the loan.

  Hancock's policy is to originate single-family residential real estate loans in amounts generally not in excess of 80% of the lower of the appraised value or the selling price of the property securing the loan, although this amount may vary based upon the characteristics of the loan and the borrower. Hancock requires either private mortgage insurance or a loan purchase commitment for loans originated with loan to value ratios exceeding 90% at origination.

  Multifamily Residential Loans. Hancock originates mortgage loans secured by multifamily residential properties (five units or larger). Pursuant to Hancock's underwriting policies, a multifamily loan may be made only in an amount of up to 75% of the appraised value. In addition, Hancock requires a minimum debt service coverage ratio of 1.20 for fixed rate loans and 1.15 for adjustable rate loans.

  Multifamily loans involve essentially the same additional risks as discussed below with respect to commercial real estate loans. Accordingly, Hancock considers the borrower's experience in managing similar properties in addition to other factors, in deciding whether to grant a multifamily loan.

  Commercial Real Estate Loans. Hancock originates commercial real estate loans, which mostly consist of permanent loans on income-producing properties such as office buildings, motels and other commercial real estate. Pursuant to Hancock's underwriting policies, commercial real estate loans are generally made in amounts up to the lesser of 70% of the appraised value of the security property or the sales price. These loans may be made with terms ranging from five to thirty years and predominantly have an adjustable interest rate. This rate is generally based on the COFI or on the Federal Cost of Funds index. Hancock considers the net operating income of the property in making commercial real estate loans and generally requires a debt service coverage ratio of at least 1.20.

  Commercial real estate loans are generally larger and involve a greater degree of risk than single family residential loans. The liquidation value of commercial and multifamily loans may be adversely affected by risks generally incident to owning interests in real property, including changes or continued weakness in the general real estate market, local economic conditions and specific industry segments; declines in real estate values; declines in occupancy rates; increases in interest rates; and increases in real estate and personal property tax rates and other operating expenses (including energy costs). Because of these factors, Hancock generally considers, among other things, the borrower's experience in owning and managing similar properties and Hancock's experience with the specific borrower when evaluating loan applications for loans secured by income-producing real property.

  Construction Loans. Hancock provides construction financing for single multifamily residential properties. Total net construction loans were approximately $3.5 million at March 31, 1997, constituting 2.0% percent of Hancock's total loan portfolio.

  Applicants for construction loans are required to submit a detailed project budget, including complete cost estimates. Hancock's procedures require that construction loan applications be reviewed by construction loan department staff for accuracy of construction cost estimates, verification of costs and engineering and architectural matters. Construction loans relating to income producing improvements also require a feasibility study and a detailed cash flow analysis. In addition, Hancock requires an appraisal to be conducted by a qualified outside fee appraiser for each such loan.

  Hancock typically funds the interest on construction loans from an interest reserve established at funding out of the proceeds of the loan. The interest reserve plus construction and land costs may not, in the aggregate, exceed 75% of the estimated appraised value of the property as completed. Hancock requires a periodic report on disbursements and progress based on an on-site inspection. Approval for loan disbursement requests are subject to satisfactory compliance with the conditions for funding contained in the applicable loan agreement, including those conditions described above. These procedures are designed to minimize the risk of inadequate funds for completion in the event of foreclosure on a construction project.

  Due to uncertainties inherent in estimating construction costs, market values of completed projects and the effects of governmental regulations affecting real property, there can be no assurance that Hancock will be able to recover all of its unpaid principal balance, accrued interest, fees and costs on a construction loan in the event that Hancock is forced to foreclose on a project prior to or at completion. In addition, Hancock may be required to fund additional amounts to complete the project and may have to hold properties for an indefinite period of time.

  Construction lending can present greater risks than other types of lending. The analysis of prospective construction loan projects requires an expertise that is different in significant respects from the expertise that is required for the analysis of loans secured by existing projects. Hancock seeks to minimize these risks through its underwriting standards and procedures and by monitoring the progress of projects on which it lends through the construction period.


  Origination, Purchase and Sale of Loans. Hancock originates real estate-secured loans principally through loan brokers and loan correspondents. In 1997, Hancock initiated a new lending strategy to augment its real estate lending program. This strategy focuses on originating loans to small- to medium-sized businesses located within

Hancock's principal market area. These loans are originated through Hancock's branch network. Although Hancock has sold loans from time to time to achieve its asset/liability objectives and generate fee income through retention of loan servicing rights, loans are originated primarily for portfolio purposes.

  Underwriting Policies and Procedures. Hancock's lending activities are subject to underwriting standards and procedures prescribed by the Board of Directors and implemented by management. Each loan must meet minimum underwriting criteria established in Hancock's lending policies and must fit within Hancock's strategies for yield and portfolio enhancement. Hancock's lending policies require that detailed loan applications be obtained to determine the borrower's ability to repay the loan. The creditworthiness of the borrower is verified through the use of credit reports, financial statements, federal income tax returns, verifications of employment and deposits and other types of independent confirmation. Loan applications are processed and submitted to Hancock's Loan Committee and, if appropriate, to Hancock's Board of Directors for approval.

  Hancock requires an independent appraisal on every property securing real estate loans. The Board of Directors reviews and approves the independent appraisers utilized by Hancock on an annual basis and approves Hancock's appraisal policy. Each appraisal is reviewed by Hancock's Appraisal Department or by a third-party review appraiser. All properties securing real estate loans are inspected by Hancock's loan origination officer. In addition, the comparable properties used by the appraiser to develop the appraised value for the property are inspected to ensure that the appraiser's conclusions regarding these properties are reasonable.

  Hancock requires borrowers to purchase a lender's title policy, insuring the priority of its lien by a title insurer. Hancock's underwriting policies also require that borrowers obtain policies of fire and extended coverage insurance prior to closing and, in certain cases, flood and earthquake insurance, all of which name Hancock as a loss payee. In certain cases, Hancock requires monthly impound payments by the borrower in order to provide for payment of insurance and taxes with respect to the security property.

  Subject to the above standards, The Board of Directors has authorized the following persons to approve new loans involving total liability of the borrower (new loans plus existing loans): the loan manager may approve loans secured by existing single family residences and conforming to the underwriting criteria of Federal Home Loan Mortgage Corporation ("FHLMC") or Federal National Mortgage Association ("FNMA"), and the Loan Committee may approve all loans up to $750,000.

  Interest Rates, Terms, Points and Fees. Hancock regularly resets the interest rate that it offers to new loan customers. All changes in interest rates offered are approved by Hancock's Loan Committee. In general, interest rates charged are primarily affected by general market rates, the demand for loans and the supply of money available for lending purposes. These factors are affected by, among other things, general economic conditions and the policies of the federal government and regulatory agencies, including the Federal Reserve Board.

  In addition to interest earned on loans, Hancock receives fees in connection with loan originations, loan prepayments, loan modifications, late payments, changes of property ownership and related services. The income realized by Hancock from these sources varies significantly from period to period and depends upon the volume and type of loans made, sold and purchased. Loan fees and service charges recorded as income by Hancock totaled $54,000 for the three months ended March 31, 1997 and $193,000, $205,000 and $241,000, respectively, for the years ended December 31, 1996, 1995 and 1994.

  In accordance with generally accepted accounting principles, Hancock has historically deferred recognition of income from loan origination fees to the extent that the amounts received exceeded loan origination costs. The excess amount is deferred and amortized using the interest method over the remaining contractual life of the loan. Unamortized loan fees are recognized as income when the related loan is sold or paid in full. As of March 31, 1997, the balance of unamortized loan fees totaled $468,000.

 Other Investments

  Hancock is required to maintain a minimum amount (currently 5%) of liquid assets, which may be invested in specified short-term securities. In addition, Hancock is permitted to make certain other securities investments. Hancock's investment portfolio is classified into two components: (i) debt securities that Hancock intends to hold to maturity and (ii) debt and equity securities available for sale. Debt securities that Hancock intends to hold to maturity are reported at amortized cost. Debt and equity securities not classified as held to maturity are classified as available for sale. These securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

 Deposits and Borrowings

  General. Hancock has utilized savings accounts and other types of deposits as its principal source of funds for lending and for other general business purposes. In addition to deposits, Hancock derives funds from earnings, loan repayments, whole loan and loan participation sales, FHLB advances and other borrowings. Borrowings may be used on a short-term basis to compensate for seasonal or other reductions in deposits or inflows at less than projected levels, as well as on a longer term basis to support expanded lending activities.

  Deposits. Hancock has several types of deposit programs designed to attract both short-term and long-term savings. Hancock's current deposit products include savings accounts, a variety of checking accounts, money market deposit accounts, passbook accounts and certificates of deposit with maturities ranging from seven days to five years.

  Interest rates paid on, and minimum balance requirements for, deposit accounts may vary from time to time as determined by the management of Hancock. Savings deposits are obtained from the areas in Southern California immediately surrounding its offices. As of March 31, 1997, approximately 23.0% of Hancock's deposits were withdrawable on demand.

  "Jumbo" certificates of deposit ($98,000 minimum) are offered as a means of meeting short-term cash requirements of Hancock and as an alternative to short-term borrowings. The interest rates paid on, and maturities of, jumbo certificates mostly reflect general money market conditions as of the date of their issuance. The interest rates which are paid on jumbo certificates in order to attract investors' funds have historically made these accounts among the most costly type of savings accounts issued by Hancock. At March 31, 1997, the weighted average rate paid by Hancock on such accounts was 4.67%. At March 31, 1997, Hancock had $313,000 in jumbo certificates.

  The following table sets forth the dollar amounts of deposits in the various types of accounts offered by Hancock at the dates indicated, as well as the changes in such amounts.

                                                         AT DECEMBER 31,
                                       AT MARCH 31, --------------------------
                                           1997       1996     1995     1994
                                       ------------ -------- -------- --------
                                               (DOLLARS IN THOUSANDS)
   Commercial checking non interest-
    bearing...........................   $ 11,184   $ 10,974 $  9,530 $  8,566
   Regular checking...................     12,761     11,806   11,564   12,364
   Money market checking and savings..     18,243     15,759   18,592   23,667
   Passbook...........................      2,552      2,619    3,314    4,250
   Certificates accounts..............    149,905    148,915  142,424  129,936
                                         --------   -------- -------- --------
     Total deposits at end of period..   $194,645   $190,073 $185,424 $178,783
                                         ========   ======== ======== ========
       Net increase in deposits.......   $  4,572   $  4,649 $  6,641 $  7,387
                                         ========   ======== ======== ========

  Borrowings. Hancock may borrow funds from third parties or obtain advances from the FHLB upon the security of the capital stock in the FHLB it owns and certain of its home mortgage loans. The FHLB system functions in a reserve credit capacity for savings banks and certain other home financing institutions. Each credit program has its own interest rate and range of maturities, and the FHLB places limitations on the size of the advance. Depending upon the credit program used, FHLB advances bear interest at fixed rates or at rates that vary with market conditions. Variable rate advances can be prepaid without penalty, but a prepayment penalty normally is imposed for early repayment of fixed-rate advances. At March 31, 1997, Hancock had no borrowings from the FHLB.

SUPERVISION AND REGULATION OF HANCOCK

 General

  Hancock is subject to extensive regulation, examination and supervision by the OTS, as its chartering agency, and by the Federal Deposit Insurance Corporation ("FDIC"), as the insurer of its deposits. Hancock is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the SAIF of the FDIC. Hancock is required to file reports with the OTS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the OTS and the FDIC to test Hancock's compliance with various regulatory requirements. These types of regulation and supervision establish a comprehensive framework of activities in which an institution such as Hancock may engage, and is intended primarily for the protection of the insurance fund and depositors. This structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the OTS, the FDIC or the Congress, could have a material adverse impact on Hancock and its operations.

  Any change in the regulatory structure or the statutes or regulations applicable to Hancock, whether by the OTS, the FDIC or the Congress, could have a material impact on Hancock and its operations. Congress is expected to consider in 1997 the elimination of the federal thrift charter and the abolishment of the OTS. The results of such consideration, including possible enactment of legislation, is uncertain. Therefore, Hancock is unable to determine the extent to which the results of such consideration or possible legislation, if enacted, would affect its business.

  Certain of the regulatory requirements applicable to Hancock are referred to below or elsewhere herein. The descriptions of statutory provisions and regulations applicable to savings institutions set forth herein do not purport to be complete descriptions of such statutes and regulations or their actual or potential effects on Hancock, and are qualified in their entirety by reference to such statutes and regulations.

  Savings associations such as Hancock may be subject to potential enforcement actions by the OTS for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits, the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the imposition of restrictions and sanctions under the prompt corrective action provisions of FDICIA, as discussed further below.

 Prompt Corrective Action Notification; Cease and Desist Order

  On May 2, 1997, the OTS issued the PCA Notification notifying Hancock that it is considered to be "significantly undercapitalized" under the PCA provisions of the FDICIA, effective the date of the notification. In accordance with the PCA provisions of the FDICIA, Hancock has submitted a capital restoration plan to the OTS advising it that the consummation of the Merger constitutes its capital plan to achieve required capital levels. See "--Prompt Corrective Regulatory Action" below. The PCA Notification was based upon Hancock's core capital ratio of 3.11%, Tier 1 risk-based capital ratio of 4.49% and total risk-based capital ratio of 5.67% as of March 31, 1997. See "--Management's Discussion and Analysis of Financial Condition and Results of Operations of Hancock--Capital Resources" below. The PCA Notification informed Hancock that it may not, without prior regulatory approval, engage in any of the following activities: (i) make a capital distribution if, after such distribution, Hancock would be undercapitalized;
(ii) pay management fees to any person having control of Hancock if, after such distribution, Hancock would be undercapitalized; (iii) allow its average total assets during any calendar quarter to grow over the preceding quarter except under certain limited circumstances; (iv) make an acquisition, establish or acquire a new branch office or engage in new line of business except under certain limited circumstances; or (v) pay any bonus to or increase the compensation of any senior executive officer. If the OTS determines that Hancock has failed to comply with the PCA Notification, it would have available remedies including the power to assess civil monetary penalties against Hancock and its institution affiliated parties who participated in such noncompliance, and to seek enforcement through judicial or administrative proceedings, including seeking an injunction or a cease and desist order. For further information regarding the background of the PCA Notification, see "--Prompt Corrective Regulatory Action" below.

  On March 28, 1997, Hancock stipulated and consented to the issuance of the Order by the OTS in which Hancock agreed to take affirmative action to improve its deteriorating financial condition, high problem asset levels and poor earnings performance and to correct certain other deficiencies. On issuance of the Order, the OTS terminated the Supervisory Agreement entered into between the OTS and Hancock in 1994. The Order was issued as a result of the third quarter 1996 examination of Hancock by the OTS. The Order provides that by no later than June 30, 1997, Hancock must either (a) raise at least $3.0 million in capital and have minimum capital ratios required of an institution to be categorized as well-capitalized under the PCA provisions of the FDICIA (see "--Prompt Corrective Regulatory Action" below) or (b) alternatively recapitalize by merging or being acquired.

  In addition, the Order provides that Hancock must, among other things: (i) cease and desist from causing or taking any action that would bring about any unsafe or unsound practice or any violation of certain specified federal laws or regulations regarding savings association capital requirements, lending limitations, asset classification, establishment and maintenance of records, re-evaluation of assets, appraisals, regulatory reporting and loans to insiders; (ii) maintain an added capital cushion to address asset quality deterioration; (iii) increase the size of the Board; and (iv) by May 31, 1997, develop an annual comprehensive three-year business plan, an annual internal audit plan, a management plan and plan to correct oversight deficiencies noted in the OTS' 1996 Report of Examination. The stipulation and consent was signed by all of the directors of Hancock.

  Hancock is not in compliance with the requirements of the Order. However, Hancock has advised the OTS of the pending Merger and in view of the progress being made toward consummating the Merger, the OTS has to date forebeared from taking any action against Hancock because of such noncompliance. However, if the OTS determines, in its sole discretion, that Hancock is failing to make adequate progress toward complying with the requirements of the Order to recapitalize through either raising additional capital, merging or being acquired, it may take such further supervisory enforcement or resolution action as it deems appropriate, including the appointment of a conservator or a receiver. In the event that Hancock fails to continue to comply with the other provisions of the Order, the OTS or FDIC could also take additional enforcement actions against Hancock or its officers and directors. See "-- Federal Savings Institution Regulation--Enforcement."

 Federal Savings Institution Regulation

  Business Activities. The activities of federal savings institutions are governed by the HOLA and, in certain respects, the Federal Deposit Insurance Act (the "FDI Act"), and the regulations issued by the various federal banking agencies to implement these statutes. These laws and regulations delineate the nature and extent of the activities in which federal savings institutions such as Hancock may engage. In particular, many types of lending authority for federal savings institutions, e.g., commercial, non-residential real property loans and consumer loans, are limited to a specified percentage of the institution's capital or assets.

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

  Loans to One Borrower. Under the HOLA, savings institutions are generally subject to the national bank limit on loans to one borrower. Generally, this limit is 15% of Hancock's unimpaired capital and surplus (as of December 31, 1996 this amount was $6.4 million) plus an additional 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain financial instruments and gold bullion, although management generally does not make loans in excess of $1 million. At March 31, 1997, Hancock's largest aggregate amount of loans to one borrower was $4.4 million.

  QTL Test. The HOLA requires savings institutions to meet a qualified thrift lender ("QTL") test. Under the QTL test, a savings institution is required to maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least nine months out of each 12-month period. A savings institution that fails the QTL test must either convert to a bank charter or operate under certain restrictions. As of March 31, 1997, Hancock maintained 67.73% of its portfolio assets in qualified thrift investments and, therefore, met the QTL test. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered as "qualified thrift investments."

  Nonresidential Real Estate Loans. OTS regulations impose limitations on Hancock's ability to make loans secured by nonresidential real estate, which includes commercial real estate but does not include multifamily residential real estate. Under the OTS regulations, an institution such as Hancock would be limited to holding loans on the security of nonresidential real estate to a maximum of 400% of total capital. Hancock may sell or participate out new or existing loans in this category in order to maintain compliance with the limit. The OTS regulations permit lending in excess of the prescribed limit if the OTS finds that such lending "will not present a significant risk to the safe and sound operation of the association and is consistent with prudent operating practices." There can be no assurance that the OTS would make such a finding in the case of Hancock.

  Limitation on Capital Distributions. OTS regulations impose limitations on all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital. The rule establishes three tiers of institutions, which are based primarily on an institution's capital level. An institution that exceeds all fully phased-in regulatory capital requirements before and after a proposed capital distribution and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice to, but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of: (i) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year; or (ii) 75% of its net earnings for the previous four quarters. Any additional capital distributions would require prior OTS approval. In the event an institution's capital fell below its capital requirements or the OTS notified it that it was in need of more than normal supervision, the institution's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

  Liquidity. Hancock is required to maintain an average daily balance of specified liquid assets equal to a monthly average of not less than a specified percentage (currently 5%) of its net withdrawable deposit accounts plus short-term borrowings. OTS regulations also require each savings institution to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet these liquidity requirements. Hancock's average liquidity ratio at March 31, 1997 was 6.05%, which exceeded the then applicable requirements.

  Assessments. Savings institutions are required by regulation to pay assessments to the OTS to fund the agency's operations. The general assessment, paid on a semi-annual basis, is computed upon the savings

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

institution's total assets, including consolidated subsidiaries, as reported in Hancock's latest quarterly Thrift Financial Report. The assessments paid by Hancock for the years ended December 31, 1996 and 1995 totaled $86,000 and $85,000, respectively.

  Branching. OTS regulations permit federally chartered savings institutions to branch nationwide under certain conditions. Generally, federal savings institutions may establish interstate networks and geographically diversify their loan portfolios and lines of business. The OTS authority preempts any state law purporting to regulate branching by federal savings institutions.

  Transactions with Related Parties. Hancock's authority to engage in transactions with related parties or "affiliates" (i.e., any company that controls or is under common control with an institution) is limited by Sections 23A and 23B of the Federal Reserve Act (the "FRA"). Section 23A limits the aggregate amount of covered transactions with any individual affiliate to 10% of the capital and surplus of the savings institution and also limits the aggregate amount of transactions with all affiliates to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B generally requires that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. Notwithstanding Sections 23A and 23B, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies under Section 4(c) of Bank Holding Company Act (the "BHC Act"). Further, no savings institution may purchase the securities of any affiliate other than a subsidiary.

  Hancock's authority to extend credit to executive officers, directors and 10% stockholders, as well as entities controlled by such persons, is currently governed by Sections 22(g) and 22(h) of the FRA, and Regulation O thereunder. Among other things, these regulations require that such loans be made on terms and conditions substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. Regulation O also places individual and aggregate limits on the amount of loans Hancock may make to such persons based, in part, on Hancock's capital position, and requires certain board approval procedures be followed. The OTS regulations, with certain minor variances, apply Regulation O to savings institutions.

  Enforcement. Under federal banking law, the OTS has primary enforcement responsibility over savings institutions and has the authority to bring action against all "institution-affiliated parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers or directors, receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or $1 million per day in especially egregious cases. Under federal banking law, the FDIC has the authority to recommend to the Director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal and state law also establish criminal penalties for certain violations.

  Standards for Safety and Soundness. Federal banking law requires each federal banking agency to prescribe for all insured depository institutions standards relating to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, fees and benefits and such other operational and managerial standards as the agency deems appropriate. The federal bank regulatory agencies have adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness ("Guidelines") to implement these safety and soundness standards. The Guidelines set forth the safety and soundness standards that the agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The Guidelines address internal controls and information systems; internal audit system; credit underwriting; loan documentation; interest rate risk exposure; asset growth; asset quality; earnings; and compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by federal banking law. The final regulation establishes deadlines for the submission and review of such safety and soundness compliance plans.

  Capital Requirements. The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard, a 3% leverage (core capital) ratio and an 8% risk-based capital standard. Core capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain purchased mortgage servicing rights ("PMSRs") and credit card relationships. The OTS regulations also require that, in meeting the leverage ratio, tangible and risk-based capital standards, institutions generally must deduct investments in and loans to subsidiaries engaged in activities not permissible for a national bank. In addition, the OTS prompt corrective action regulation provides that a savings institution that has a leverage capital ratio of less than 4% (3% for institutions receiving the highest CAMEL examination rating) will be deemed to be "undercapitalized" and may be subject to certain restrictions. See "-- Prompt Corrective Regulatory Action."

  The risk-based capital standard for savings institutions requires the maintenance of total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, as assigned by the OTS capital regulation based on the risks OTS believes are inherent in the type of asset. The components of core capital are equivalent to those utilized for purposes of determining the leverage ratio. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and, within specified limits, the allowance for loan and lease losses. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

  The OTS has incorporated an interest rate risk component in its regulatory capital rule. The final interest rate risk rule also adjusts the risk-weighting for certain mortgage derivative securities. Under the revised rule, savings institutions with "above normal" interest rate risk exposure would be subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. An institution's interest rate risk is measured by the decline in net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200-basis point increase or decrease in market interest rates divided by the estimated economic value of Hancock's assets, as calculated in accordance with guidelines set forth by the OTS. An institution whose measured interest rate risk exposure exceeds 2% must deduct an interest rate component in calculating its total capital under the risk-based capital rule. The interest rate risk component is an amount equal to one-half of the difference between an institution's measured interest rate risk and 2%, multiplied by the estimated economic value of Hancock's assets. That dollar amount is deducted from total capital in calculating compliance with the risk-based capital requirement. Under the rule, there is a lag between the reporting date of an institution's financial data and the effective date for the new capital requirement based on that data. An institution with assets of less than $300 million and risk-based capital ratios in excess of 12% is not subject to the interest rate risk component, unless the OTS determines otherwise. The rule also provides that the Director of the OTS may waive or defer a bank's interest rate risk component on a case-by-case basis. The OTS has postponed indefinitely the date that the component will first be deducted from an institution's total capital to provide it with an opportunity to review the interest rate risk approaches taken by the other federal banking agencies.

 Prompt Corrective Regulatory Action

  Provisions of the FDICIA enacted in 1991 require each federal banking agency, including the OTS, to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The FDICIA requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution

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

will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

  In September 1992, the federal banking agencies, including the OTS, issued uniform final regulations implementing the prompt corrective action provisions of the FDICIA. Under such regulations, an insured depository institution will be classified in the following categories:

  . "well capitalized" if it (i) has total risk-based capital of 10% or greater, Tier 1 risk-based capital of 6% or greater and a leverage ratio of 5% or greater and (ii) is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure;

  . "adequately capitalized" if it has total risk-based capital of 8% or greater, Tier 1 risk-based capital of 4% or greater and a leverage ratio of 4% or greater (or a leverage ratio of 3% or greater if the institution is rated composite "1" under the applicable regulatory rating system in its most recent report of examination);

  . "undercapitalized" if it has total risk-based capital that is less than 8%, Tier 1 risk-based capital that is less than 4% or a leverage ratio that is less than 4% (or a leverage ratio that is less than 3% if the institution is rated composite "1" under the applicable regulatory rating system in its most recent report of examination);

  . "significantly undercapitalized" if it has total risk-based capital that is less than 6%, Tier 1 risk-based capital that is less than 3% or a leverage ratio that is less than 3%; and

  . "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2%.

  An institution that, based upon its capital levels, is classified as "well capitalized," "adequately capitalized" or "undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment.

  The law prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions if, after such transaction, the institution would be undercapitalized. If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency, subject to asset growth restrictions and be required to obtain prior regulatory approval for acquisitions, branching and engaging in new lines of business. Any undercapitalized depository institution must submit an acceptable capital restoration plan to the appropriate federal banking agency within 45 days after becoming undercapitalized. The appropriate federal banking agency cannot accept a capital plan unless, among other things, it determines that the plan
(i) specifies the steps the institution will take to become adequately capitalized, (ii) is based on realistic assumptions and (iii) is likely to succeed in restoring the depository institution's capital. In addition, each company controlling an undercapitalized depository institution must guarantee that the institution will comply with the capital plan until the depository institution has been adequately capitalized on an average basis during each of four consecutive calendar quarters and must otherwise provide adequate assurances of performance. The aggregate liability of such guarantee is limited to the lesser of (a) an amount equal to 5% of the depository institution's total assets at the time the institution became undercapitalized or (b) the amount which is necessary to bring the institution into compliance with all capital standards applicable to such institution as of the time the institution fails to comply with its capital restoration plan. Finally, the appropriate federal banking agency may impose any of the additional restrictions or sanctions that it may impose on significantly undercapitalized institutions if it determines that such action will further the purpose of the prompt correction action provisions.

  An insured depository institution that is significantly undercapitalized, or is undercapitalized and fails to submit, or in a material respect to implement, an acceptable capital restoration plan, is subject to additional restrictions and sanctions, some of which are mandatory and others of which are at the discretion of the appropriate federal banking agency. Some of these restrictions and sanctions include, among other things: (i) a forced sale of voting shares to raise capital or, if grounds exist for appointment of a receiver or conservator, a forced merger; (ii) restrictions on transactions with affiliates; (iii) further limitations on interest rates paid on deposits;
(iv) further restrictions on growth or required shrinkage; (v) modification or termination of specified activities; (vi) replacement of directors or senior executive officers; (vii) prohibitions on the receipt of deposits from correspondent institutions; (viii) restrictions on capital distributions by the holding companies of such institutions; (ix) required divestiture of subsidiaries by the institution; or (x) other restrictions as determined by the appropriate federal banking agency. Although the appropriate federal banking agency has discretion to determine which of the foregoing restrictions or sanctions it will seek to impose, it is required to force a sale of voting shares or merger, impose restrictions on affiliate transactions and impose restrictions on rates paid on deposits unless it determines that such actions would not further the purpose of the prompt corrective action provisions. In addition, without the prior written approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to its senior executive officers or provide compensation to any of them at a rate that exceeds such officer's average rate of base compensation during the 12 calendar months preceding the month in which the institution became undercapitalized.

  Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. For example, a critically undercapitalized institution generally would be prohibited from engaging in any material transaction other than in the ordinary course of business without prior regulatory approval and could not, with certain exceptions, make any payment of principal or interest on its subordinated debt beginning 60 days after becoming critically undercapitalized. Most importantly, however, except under limited circumstances, the appropriate federal banking agency, not later than 90 days after an insured depository institution becomes critically undercapitalized, is required to appoint a conservator or receiver for the institution. The board of directors of an insured depository institution would not be liable to the institution's stockholders or creditors for consenting in good faith to the appointment of a receiver or conservator or to an acquisition or merger as required by the regulator.

  As of March 31, 1997, Hancock's ratio of total capital to risk-weighted assets was 5.67%, its ratio of Tier 1 capital to risk-weighted assets was 4.49% and its ratio of Tier 1 capital to adjusted total assets was 3.11%. On June 30, 1997 Hancock paid $1.0 million representing the unamortized special SAIF assessment. If Hancock would have paid the SAIF assessment as of March 31, 1997 the capital ratios would have been as follows: total capital to risk-weighted assets at 4.96%; Tier 1 Capital to risk-weighted assets at 3.78% and Tier 1 Capital to adjusted total assets at 2.63%. Under the prompt corrective action categories discussed above, Hancock is considered to be "significantly undercapitalized" as of March 31, 1997.

  Insured depository institutions, such as Hancock, and their institution-affiliated parties may be subject to potential enforcement actions for unsafe or unsound practices in conducting their businesses or for violations of law, rules or regulations, including a failure to meet regulatory capital requirements. Depending on the severity of the unsafe or unsound practice or violation, enforcement actions may include a requirement that Hancock file a capital restoration plan, a requirement that Hancock take additional actions to comply with the capital restoration plan, the issuance of a cease and desist order, the issuance of a capital directive, the imposition of civil money penalties on Hancock and certain affiliated parties, the imposition of such operating restrictions as the OTS deems appropriate at the time, such other actions by the OTS as it may be authorized or required to take under applicable statutes and regulations and, under certain circumstances, the appointment of a conservator or receiver for Hancock. In the event of a liquidation of Hancock, the interests of the holders of the Common Stock will be subordinate to the interests of, among others, creditors of Hancock, including depositors. Historically, with few exceptions, equity holders of financial institutions such as Hancock have not obtained any recovery for their investment following the appointment of a conservator or a receiver. See "--Federal Savings Institution Regulation--Enforcement."

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

 Insurance of Deposit Accounts

  Deposits of Hancock are presently insured by the SAIF. Both the SAIF and the Bank Insurance Fund ("BIF") (the deposit insurance fund that covers most commercial bank deposits) are statutorily required to be capitalized to a ratio of 1.25% of insured reserve deposits. Until recently, members of the SAIF and BIF were paying average deposit insurance premiums of between 24 and 25 basis points. The BIF met the required reserve in 1995, whereas the SAIF was not expected to meet or exceed the required level until 2002 at the earliest. This situation was primarily due to greater levels of prior losses in the thrift industry and the statutory requirement that SAIF members make payments on bonds issued in the late 1980s by the Financing Corporation ("FICO") to recapitalize the predecessor to the SAIF.

  In view of the early satisfaction by the BIF of the target 1.25% ratio, the FDIC ultimately adopted a new assessment rate schedule of between 0 and 27 basis points, under which 92% of BIF members paid an annual premium of only $2,000. With respect to SAIF member institutions, the FDIC adopted a final rule retaining the previously existing assessment rate schedule applicable to SAIF member institutions of 23 to 31 basis points. As long as the premium differential continued, it could have had adverse consequences for SAIF members, including reduced earnings and an impaired ability to raise funds in the capital markets. In addition, SAIF members, such as Hancock, could have been placed at a substantial competitive disadvantage to BIF members with respect to pricing of loans and deposits and the ability to achieve lower operating costs.

  On September 30, 1996, the President signed into law the Deposit Insurance Funds Act of 1996 (the "Funds Act") which, among other things, imposed a special one-time assessment on SAIF-member institutions, including Hancock, to recapitalize the SAIF. As required by the Funds Act, the FDIC imposed a special assessment of 65.7 basis points on SAIF assessable deposits held as of March 31, 1995, payable November 27, 1996 (the "SAIF Special Assessment"). The SAIF Special Assessment was recognized by Hancock as an expense in the quarter ended December 31, 1996 and is generally tax deductible. The SAIF Special Assessment recorded by Hancock amounted to $1.2 million.

  The Funds Act also spreads the obligations for payment of the FICO bonds across all SAIF and BIF members. Beginning on January 1, 1997, BIF deposits will be assessed for FICO payment of 1.3 basis points, while SAIF deposits will pay 6.48 basis points. Full pro rata sharing of the FICO payments between BIF and SAIF members will occur on the earlier of January 1, 2000 or the date the BIF and SAIF are merged. The Funds Act specifies that the BIF and SAIF will be merged on January 1, 1999, provided no savings associations remain as of that time.

  As a result of the Funds Act, the FDIC recently voted to effectively lower SAIF assessments to between 0 and 27 basis points as of January 1, 1997, a range comparable with that of BIF members. However, SAIF members will continue to make the FICO payments described above. The FDIC also lowered the SAIF assessment schedule for the fourth quarter of 1996 to between 18 and 27 basis points. Management cannot predict the level of FDIC insurance assessments on an on-going basis, whether the savings association charter will be eliminated or whether the BIF and SAIF will eventually be merged.

  Hancock's assessment rate for the 1996 was 27 basis points and the premium paid for this period was $590,000. A significant increase in SAIF insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Hancock.

  Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. Management of Hancock does not know of any practice, condition or violation that might lead to termination of deposit insurance.

 Thrift Rechartering Legislation

  The Funds Act provides that the BIF and SAIF will merge on January 1, 1999 if there are no more savings associations as of that date. That legislation also requires that the Department of Treasury submit a report to Congress by March 31, 1999 that makes recommendations regarding a common financial institutions charter, including whether the separate charters for thrifts and banks should be abolished. Various proposals to eliminate the federal thrift charter, create a uniform financial institutions charter and abolish the OTS were introduced in the 104th Congress. It is likely that legislation will be introduced in the current 105th Congress addressing the elimination of the savings association charter. However, Hancock is unable to predict whether such legislation would be enacted and, if so, the extent to which the legislation would restrict or disrupt its operations.

 Federal Home Loan Bank System

  Hancock is a member of the Federal Home Loan Bank System consisting of 12 regional Federal Home Loan Banks, which each provide a central credit facility, primarily for member institutions. Hancock, as a member of the FHLB, is required to acquire and hold shares of capital stock in the FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 5% of its advances (borrowings) from the FHLB, whichever is greater. Hancock was in compliance with this requirement with an investment in FHLB stock at March 31, 1997 of $1.36 million. FHLB advances must be secured by specified types of collateral and all long-term advances may only be obtained for the purpose of providing funds for residential housing finance.

  The regional Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts and contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that these institutions pay to their members and could also result in higher rates of interest on FHLB advances. For the years ended December 31, 1996, 1995 and 1994, dividends from the FHLB to Hancock amounted to approximately $74,000, $60,000 and $59,000, respectively. If dividends were reduced, or interest on future FHLB advances increased, Hancock's income would likely also be reduced. Further, there can be no assurance that the impact of recent or future legislation on the FHLBs will not also cause a decrease in the value of the FHLB stock held by Hancock.

 Community Reinvestment Act Developments

  Hancock is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods. In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities. On May 4, 1995, the federal bank regulatory agencies, including the OTS, issued final regulations which changed the manner in which they measure an institution's compliance with its CRA obligations. The final regulations adopt a performance-based evaluation system which bases CRA ratings on an institution's actual lending, service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements.

  In addition, under the final regulations, an institution's size and business strategy will determine the type of CRA examination that it will receive. Large, retail-oriented institutions will be examined using a performance-based lending, investment and service test. Small institutions will be examined using a streamlined approach. Wholesale and limited purpose institutions will be examined under a community development test. All institutions have the option of being evaluated under a strategic plan formulated with community input and pre-approved by the applicable bank regulatory agency.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF HANCOCK

  The following presents management's discussion and analysis of the consolidated financial condition and results of operations of Hancock as of and for the three months ended March 31, 1997 and 1996 and as of and for the years ended December 31, 1996, 1995 and 1994. The discussion should be read in conjunction with Hancock's consolidated financial statements and notes thereto appearing elsewhere herein.

 General

  As a result of substantial losses incurred by Hancock since 1992, its continuing high levels of nonperforming assets and the deterioration in its financial condition and capital levels, Hancock is subject to special supervisory attention by the OTS. On March 28, 1997, Hancock stipulated and consented to the issuance of the Order by the OTS in which Hancock agreed to take affirmative action to improve its deteriorating financial condition, high problem asset levels and poor earnings performance and to correct certain other deficiencies. The Order requires, among other things, that by no later than June 30, 1997, Hancock must raise at least $3.0 million in capital and substantially increase its regulatory capital ratios or alternatively recapitalize by merging or being acquired. Hancock is not in compliance with these requirements of the Order. Hancock has advised the OTS of the pending Merger and in view of the progress being made toward consummating the Merger, the OTS has to date forebeared from taking any action against Hancock because of such noncompliance. However, if the OTS determines, in its sole discretion, that Hancock is failing to make adequate progress toward complying with these requirements, it may, pursuant to the Order, take such further supervisory enforcement or resolution action as it deems appropriate, including the appointment of a conservator or a receiver. In addition, on May 2, 1997, the OTS issued the PCA Notification which notified Hancock that Hancock is considered to be "significantly undercapitalized" under the PCA provisions of the FDICIA. In its report on the consolidated financial statements of Hancock included in this Proxy Statement/Prospectus, Deloitte & Touche LLP states that these matters raise serious doubt about Hancock's ability to continue as a going concern. See "--Supervision and Regulation of Hancock--Prompt Corrective Action Notification; Cease and Desist Order"; "--Prompt Corrective Regulatory Action"; the Independent Auditors' Report with respect to the consolidated financial statements of Hancock and Note 2 of Notes to Consolidated Financial Statements of Hancock.

 Overview--Results of Operations

  Hancock's business principally involves the origination of loans secured by single family dwellings and income-producing real estate, located predominately in Southern California. While such lending has provided Hancock with interest earning assets generally bearing higher yields compared with those of other savings institutions nationwide, Hancock has also incurred generally higher provisions for credit losses and REO expense than such institutions.

  Hancock conducts its lending activities in Southern California. Over the past several years, Southern California has experienced both a recession and a significant decline in property values. These factors contributed to higher levels of nonperforming assets and associated costs (including provisions for loan losses and REO expenses) over the past three fiscal years. Hancock recorded net losses of $6.9 million, $1.7 million and $0.9 million in 1996, 1995 and 1994, respectively.

  Three Months Ended March 31, 1997 and 1996. Hancock incurred a net loss of $332,000 for the three months ended March 31, 1997, compared to a net loss of $13,000 for the comparable period in 1996. The principal reasons for the increase in net loss were (i) an increase of $110,000 in provision for loan losses and (ii) an increase in noninterest expense of $251,000. The adverse impact of these expense increases were partially offset by an increase in noninterest income of $58,000. Noninterest income was $164,000 for the three-month period ended March 31, 1997, compared with $106,000 for the same period in 1996.

  Years Ended December 31, 1996, 1995 and 1994. Hancock's net loss of $6.9 million in 1996 compared with a net loss of $1.7 million in 1995. The 1996 loss is primarily attributable to the following factors in 1996: a non-recurring charge of $1.2 million for the SAIF Special Assessment; an increase of $3.5 million in the provision for estimated loan losses and an increase of $0.5 million in net real estate losses. Hancock incurred a net loss of $1.7 million in 1995, compared with a net loss of $0.9 million in 1994. The higher net loss in 1995 was principally attributable to an increase in the provision for loan losses to $3.5 million in 1995 compared with $1.6 million in 1994, partially offset by a decrease in real estate losses to $61,000 in 1995 compared to $829,000 in 1994.

  The changes in Hancock's principal income and expense items for the three-month periods ended March 31, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994 are highlighted in the following tables of condensed statements of operations:

                                                       FOR THE THREE MONTHS
                                                         ENDED MARCH 31,
                                                     --------------------------
                                                                     INCREASE/
                                                      1997    1996   (DECREASE)
                                                     ------  ------  ----------
                                                      (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Total interest income............................... $3,661  $3,669    $  (8)
Total interest expense..............................  2,116   2,098       18
                                                     ------  ------    -----
Net interest income.................................  1,545   1,571      (26)
Provision for loan losses...........................    360     250      110
Total non-interest income...........................    164     106       58
Total non-interest expense..........................  1,585   1,334      251
Total net cost of operations and provision of real
 estate acquired through foreclosure................     96     111      (15)
                                                     ------  ------    -----
Loss before income taxes............................   (332)    (18)    (314)
Benefit for income taxes............................             (5)       5
                                                     ------  ------    -----
  Net loss.......................................... $ (332) $  (13)   $(319)
                                                     ======  ======    =====

                                    FOR THE YEARS ENDED DECEMBER 31,
                          ---------------------------------------------------------
                                            INCREASE/                    INCREASE/
                           1996     1995    (DECREASE)  1995     1994    (DECREASE)
                          -------  -------  ---------- -------  -------  ----------
                                         (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Total interest income...  $14,442  $14,192   $   250   $14,192  $12,305   $ 1,887
Total interest expense..    8,335    8,039       296     8,039    6,049     1,990
                          -------  -------   -------   -------  -------   -------
Net interest income ....    6,107    6,153       (46)    6,153    6,256      (103)
Provision for loan loss-
 es.....................    6,975    3,499     3,476     3,499    1,549     1,950
Total non-interest in-
 come ..................      992      555       437       555      367       188
Total non-interest
 expense................    6,479    5,521       958     5,521    5,407       114
Total net cost of
 operations and
 provision for real
 estate acquired through
 foreclosure............      512       61       451        61      829      (768)
                          -------  -------   -------   -------  -------   -------
Loss before income tax-
 es.....................   (6,867)  (2,373)   (4,494)   (2,373)  (1,162)   (1,211)
Provision (benefit) for
 income taxes...........        2     (698)      700      (698)    (251)     (447)
                          -------  -------   -------   -------  -------   -------
  Net loss..............  $(6,869) $(1,675)  $(5,194)  $(1,675) $  (911)  $  (764)
                          =======  =======   =======   =======  =======   =======

 Net Interest Income

  The following tables set forth condensed average balance sheet information relating to Hancock for the periods indicated together with interest income and yields earned on average interest earning assets and interest expense and rates paid on average interest bearing liabilities. Management does not believe that the use of average monthly balances instead of average daily balances has caused any material difference in the information presented.

                                    FOR THE THREE MONTHS ENDED MARCH 31,
                          -------------------------------------------------------------------
                                      1997                              1996
                          --------------------------------- ---------------------------------
                                                    AVERAGE                           AVERAGE
                          AVERAGE                   YIELD/  AVERAGE                   YIELD/
                          BALANCE   INTEREST(1)      COST   BALANCE   INTEREST(1)      COST
                          --------  -----------     ------- --------  -----------     -------
                                           (DOLLARS IN THOUSANDS)
ASSETS
Loans(2)................  $154,024    $2,911         7.56%  $156,299    $3,100         7.93%
Mortgage backed
 securities(3)..........     4,245        66         6.22%     6,787       111         6.54%
Investments.............    42,453       631         5.95%    24,951       371         5.95%
                          --------    ------         ----   --------    ------         ----
  Total interest earning
   assets...............   200,722    $3,608(6)      7.19%   188,037    $3,582(6)      7.62%
                                      ------                            ------
Non-interest earning
 assets.................     1,495                             5,865
                          --------                          --------
  Total assets..........  $202,217                          $193,902
                          ========                          ========
LIABILITIES AND
STOCKHOLDERS' EQUITY
Noninterest bearing.....  $ 10,956    $    0         0.00%  $  8,872    $    0         0.00%
Regular checking........    12,308        30         0.99%    10,842        30         1.12%
Money market savings....    17,657        91         2.09%    17,261        98         2.30%
Passbook................     2,572        12         1.89%     3,070        16         2.11%
Certificate accounts....   150,103     1,982         5.36%   144,626     1,953         5.48%
                          --------    ------                --------    ------
  Total interest bearing
   liabilities..........   193,596    $2,115(7)      4.43%   184,671    $2,097(7)      4.61%
                                      ------                            ------
Noninterest bearing
 liabilities............     3,346                             1,246
Stockholders equity.....     5,275                             7,985
                          --------                          --------
  Total liabilities and
   stockholders equity..  $202,217                          $193,902
                          ========                          ========
Net interest income.....              $1,493(6)(7)                      $1,485(6)(7)
                                      ======                            ======
Interest rate spread(4).                             2.76%                             3.01%
Net interest margin(5)..                             2.98%                             3.16%
Ratio of interest
 earning assets to
 interest bearing
 liabilities............    103.68%                           101.82%

--------
(1) Includes loan fees of $54,000 for the three months ended March 31, 1997 and 1996.

(2) Loans include nonaccrual loans.

(3) Includes securities available for sale and unamortized discounts and premiums.

(4) Interest rate spread represents the difference between the yields on interest earning assets and rates paid on interest bearing liabilities.

(5) Net interest margin represents net interest income divided by average interest earning assets.

(6) Excludes loan servicing fee income, net.

(7) Excludes other borrowings.

                                                    FOR THE YEAR ENDED DECEMBER 31,
                         --------------------------------------------------------------------------------------------------
                                     1996                             1995                             1994
                         -------------------------------- -------------------------------- --------------------------------
                                                  AVERAGE                          AVERAGE                          AVERAGE
                         AVERAGE                  YIELD/  AVERAGE                  YIELD/  AVERAGE                  YIELD/
                         BALANCE  INTEREST(1)      COST   BALANCE  INTEREST(1)      COST   BALANCE  INTEREST(1)      COST
                         -------- -----------     ------- -------- -----------     ------- -------- -----------     -------
ASSETS
Loans(2)...............  $155,829   $11,962        7.68%  $157,342   $11,959        7.60%  $146,142   $10,275        7.03%
Mortgage backed
 securities(3).........     6,267       404        6.45%     7,726       465        6.02%     8,717       470        5.40%
Investments............    29,203     1,755        6.01%    22,654     1,397        6.17%    24,742     1,165        4.71%
                         --------   -------               --------   -------               --------   -------
 Total interest
  earnings assets......   191,299    14,121(6)     7.38%   187,722    13,821(6)     7.36%   179,601    11,910(6)     6.63%
                                    -------                          -------                          -------
Noninterest earning
 assets................     5,296                            6,847                            8,106
                         --------                         --------                         --------
 Total assets..........  $196,595                         $194,569                         $187,707
                         ========                         ========                         ========
LIABILITIES AND
STOCKHOLDERS' EQUITY
Non interest bearing...  $  9,894   $   --         0.00%  $  8,781   $   --         0.00%  $  8,051   $   --         0.00%
Regular checking.......    11,156       115        1.03%    11,795       127        1.08%    12,714       119        0.94%
Money market savings...    16,427       338        2.06%    19,306       447        2.32%    25,869       490        1.89%
Passbook...............     2,876        56        1.95%     3,518        77        2.19%     4,356        77        1.77%
Certificate accounts...   145,958     7,822        5.36%   140,259     7,385        5.27%   125,287     5,356        4.27%
                         --------   -------               --------   -------               --------   -------
 Total interest bearing
  liabilities..........   186,311   $ 8,331(7)     4.47%   183,659   $ 8,036(7)     4.38%  $176,277   $ 6,042(7)     3.43%
                                    -------                          -------                          -------
Noninterest bearing
 liabilities...........     1,330                            1,800                            1,193
Stockholders' equity...     8,954                            9,110                           10,237
                         --------                         --------                         --------
 Total liabilities and
  stockholders' equity.  $196,595                         $194,569                         $187,707
                         ========                         ========                         ========
Net Interest Income....             $ 5,790(6)(7)                    $ 5,785(6)(7)                    $ 5,868(6)(7)
                                    =======                          =======                          =======
Interest rate
 spread(4).............                            2.91%                            2.98%                            3.20%
Net interest margin(5).                            3.03%                            3.08%                            3.27%
Ratio of interest
 earning assets to
 interest bearing
 liabilities...........              102.68%                          102.21%                          101.89%

--------
(1) Includes loan fees of $193,000, $205,000 and $241,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

(2) Loans include nonaccrual loans.

(3) Includes securities available for sale and unamortized discounts and premiums.

(4) Interest rate spread represents the difference between the yields on interest earning assets and rates paid on interest bearing liabilities.

(5) Net interest margin represents net interest income divided by average interest earning assets.

(6) Excludes loan servicing fee income, net.

(7) Excludes other borrowings.

  Net interest income provides Hancock with its primary source of revenue. Hancock's net interest income is affected by (i) the difference between the yields received on interest earning assets, such as loans, mortgage-backed securities and other investments and interest rates paid on interest bearing liabilities, which consist of deposits and borrowings, and (ii) the relative amounts of interest earning assets and interest bearing liabilities.

  When interest earning assets equal or exceed interest bearing liabilities, any positive interest rate spread will generate net interest income; if interest bearing liabilities exceed interest earning assets, Hancock may incur a decline in net interest income even when the interest rate spread is positive. During 1996, Hancock's ratio of interest earning assets to interest bearing liabilities was 102.68%.

  The following tables represent the extent to which changes in interest rates and changes in the volume of interest earning assets and interest bearing liabilities have affected Hancock's interest income and expense during the periods indicated. Information is provided for each major component of interest earning assets and interest bearing liabilities with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to both volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

                             THREE MONTHS ENDED                                           YEAR ENDED
                               MARCH  31, 1997                                         DECEMBER 31, 1995
                          COMPARED TO THREE MONTHS    YEAR ENDED DECEMBER 31, 1996     COMPARED TO YEAR
                            ENDED MARCH 31, 1996            COMPARED TO YEAR          ENDED DECEMBER 31,
                                  INCREASE              ENDED DECEMBER 31, 1995          1994 INCREASE
                             (DECREASE) DUE TO:       INCREASE (DECREASE) DUE TO:     (DECREASE) DUE TO:
                          --------------------------  ------------------------------  --------------------
                           VOLUME    RATE      NET      VOLUME      RATE      NET     VOLUME RATE    NET
                           ------   -------  -------    ------    --------  --------  ------ -----  ------
                                                       (IN THOUSANDS)
INTEREST INCOME:
Loans...................  $   (180) $    (9) $  (189) $    (115)  $    118  $      3   $787  $ 897  $1,684
Mortgage backed
 securities.............      (166)     121      (45)       (88)        27       (61)   (54)    48      (6)
Investments.............     1,041     (781)     260        404        (46)      358    (98)   330     232
                          --------  -------  -------  ---------   --------  --------   ----  -----  ------
Total interest income on
 interest earning
 assets.................       695     (669)      26        201         99       300    635   1275    1910
INTEREST EXPENSE:
Deposits................       411     (393)      18        116        179       295    253  1,741   1,994
                          --------  -------  -------  ---------   --------  --------   ----  -----  ------
Total interest expense..       411     (393)      18        116        179       295    253  1,741   1,994
                          --------  -------  -------  ---------   --------  --------   ----  -----  ------
Increase (decrease) in
 net interest income....  $    284  $  (276) $     8  $      85   $    (80) $      5   $382  $(466) $  (84)
                          ========  =======  =======  =========   ========  ========   ====  =====  ======

  Three Months Ended March 31, 1997 and 1996. Net interest income for the three-month period ended March 31, 1997 was $1.55 million compared with $1.57 million for the same period in 1996. Interest income for the three-month period ended March 31, 1997 decreased slightly to $3.66 million compared with $3.67 million for the three-month period ended March 31, 1996.

  Interest expense was $2.12 million for the three-month period ended March 31, 1997 compared with $2.10 million over the comparable period in 1996.

  Years Ended December 31, 1996, 1995 and 1994. Net interest income totaled $6.1 million in 1996 compared with $6.2 million in 1995. Interest income for 1996 increased by $250,000 during 1996 to $14.4 million, compared to $14.2 million for 1995. This increase was primarily the result of a $358,000 increase in interest income on Hancock's investment portfolio for 1996 due to an increase in the volume of the portfolio, partially offset by a decrease in interest income on mortgage backed securities of $61,000 and a decrease in loan servicing income net of $50,000.

  The cost of interest bearing liabilities increased to 4.47% during 1996 compared to 4.38% during 1995, resulting in a decrease in Hancock's annualized net interest margin to 3.03% for 1996 from 3.08% for 1995.

  Interest expense for 1996 was $8.3 million, compared to $8.0 million for 1995, a increase of $296,000 or 3.7%. This increase was due primarily to increased deposits. The average interest rate paid on average interest bearing deposits increased to 4.47% for 1996 from 4.38% for 1995, as the average volume on interest bearing deposits increased in 1996 to $186.3 million from $183.7 during 1995.

  Net interest income totaled $6.2 million in 1995 compared with $6.3 million in 1994. Interest income for 1995 was $14.2 million, compared to $12.3 million for 1994, an increase of $1.9 million. This increase was primarily the result of an increase in the average yield on loans and, to a lesser extent, an increase in the average volume of loans. This increase in yield was due primarily to the favorable repricing of adjustable rate loans. The average volume of loans receivable increased by $11.2 million during 1995 compared to 1994. This increase was offset by the more rapid repricing of interest bearing liabilities during 1995, and resulted in a decline in Hancock's annualized net interest margin to 3.08% for 1995 from 3.27% for 1994.

  Interest expense for 1995 was $8.0 million, compared to $6.0 million for 1994, an increase of $2 million or 31.1%. This increase was primarily due to increased interest rates during 1995 compared to 1994. The average interest rate paid on average interest bearing deposits increased to 4.38% for 1995 from 3.43% for 1994. In addition, the average volume of interest bearing liabilities also increased by $7.4 million to $183.7 million during 1995 from $176.3 million during 1994.

 Nonperforming Assets

  Nonperforming assets consist of nonaccrual loans and REO. Nonaccrual loans reduce the overall yield on Hancock's loan portfolio (and therefore, Hancock's actual interest rate spread and net interest margin) since the outstanding principal balances are included in the average balances of loans when calculating the yield on the portfolio, even though interest is not accrued on these loans. In addition, REO is not an interest-earning asset, and therefore adversely impacts the ratio of Hancock's interest earning assets to interest bearing liabilities. Any income related to REO is included in the net cost of operations of REO, rather than in interest income. Also, nonaccrual loans and REO have a cost to carry, as those assets are generally funded by interest-bearing liabilities.

  A troubled debt restructuring ("TDR") occurs when a creditor, for economic or legal reasons related to a debtor's difficulties, grants a concession to the debtor that it would not otherwise consider, including restructurings by temporarily or permanently reducing interest rates, allowing interest only payments, reducing the loan balance, extending property tax repayment plans, extending maturity dates or recasting principal and interest payments. Hancock's level of TDRs totaled $2.8 million, $3.1 million and $8.4 million at March 31, 1997 and December 31, 1996 and 1995, respectively.

  Three Months Ended March 31, 1997 and 1996. Nonperforming assets decreased as of March 31, 1997 by $1.9 million compared with March 31, 1996. Nonperforming assets were $6.4 million and $8.3 million at March 31, 1997 and 1996, respectively.

  Years Ended December 31, 1996, 1995 and 1994. Nonperforming assets, net of specific reserves decreased as of December 31, 1996 by $0.9 million compared to December 31, 1995. Nonperforming assets, net of specific reserves increased as of December 31, 1995 by $3.8 million compared to December 31, 1994. Nonperforming assets, net of specific reserves were $7.0 million, $7.9 million and $4.1 million at December 31, 1996, 1995 and 1994, respectively.

  For further information concerning nonperforming assets, see "--Business of Hancock--Lending Activities--Nonperforming Assets."

 Provision for Loan Losses

  Hancock maintains an allowance for loan losses in order to provide for estimated, probable losses associated with its loan portfolio. The provision for loan losses is charged against income and is applied to the allowance for loan losses.

  Management periodically assesses the adequacy of the allowance for loan losses by reference to both objective and subjective factors. The measurement of the allowance is inherently uncertain and depends upon the outcome of future events. Management's determination of the adequacy of the allowance is based on an evaluation of the loan portfolio, previous loan loss experience, current economic conditions, growth and composition of the loan portfolio, the value of the collateral and other relevant factors.

  Three Months Ended March 31, 1997 and 1996. Hancock's provisions for loan losses were $360,000 and $250,000 for the three-month period ended March 31, 1997 and 1996, respectively. The increase in the provision reflects the continued high level of Hancock's nonperforming loans. Net loan chargeoffs were $271,000 and $989,000 for the three-month periods ended March 31, 1997 and 1996, respectively. The resulting allowances for loan losses at March 31, 1997 and 1996 were $8.5 million and $4.4 million, respectively. While management believes that the current allowance for loan losses is adequate to absorb the known and inherent risks in the loan portfolio, no assurances can be given that economic conditions which may adversely affect Hancock's market areas or other circumstances will not result in increases in problem loans and future loan losses, which losses may not be covered completely by the current allowance and may require provisions for loan losses in excess of past provisions, which would likely have a material adverse effect on Hancock's financial condition and results of operations.

  Years Ended December 31, 1996, 1995 and 1994. Hancock's provisions for loan losses were $7.0 million, $3.5 million and $1.6 million for the years ended December 31, 1996, 1995 and 1994, respectively. Hancock's increased provision for 1996 compared with 1995 reflects Hancock's continued high level of nonperforming loans. Net loan chargeoffs were $2.6 million, $.7 million and $1.1 million for the years ended December 31, 1996, 1995 and 1994, respectively. The resulting allowances for loan losses at December 31, 1996, 1995 and 1994 were $8.5 million, $4.9 million and $2.1 million, respectively.

 Noninterest Income

  Three Months Ended March 31, 1997 and 1996. Noninterest income for the three-month period ended March 31, 1997 increased to $164,000 from $106,000 for the comparable period in 1996. A loss on sale of mutual funds in the amount of $49,000 was recorded in the first quarter of 1996. No gains or losses on mutual funds were recognized during the three-month period ended March 31, 1997.

  Years Ended December 31, 1996, 1995 and 1994. Noninterest income for 1996 increased by $0.4 million to $1.0 million from $0.6 million for 1995. This increase was due principally to a recognition of excess servicing fee income. Noninterest income for 1995 increased by $0.2 million to $0.6 million from $0.4 million for 1994. This increase was due in part to losses on sale of mutual funds of $131,000 in 1994.

 Noninterest Expense

  Three Months Ended March 31, 1997 and 1996. Noninterest expense increased by $251,000 from $1.33 million for the three-month period ended March 31, 1996 to $1.59 million for the comparable three-month period in 1997. The increase is mainly attributable to increases in compensation and other employee costs, from $658,000 to $811,000; and in other general and administrative expense, from $355,000 to $452,000.

  Years Ended December 31, 1996, 1995 and 1994. Noninterest expense consists of general and administrative expense and the SAIF insurance premium. Noninterest expense for 1996 increased by $1.0 million to $6.5 million from $5.5 million for 1995 due to an accrual of the SAIF special assessment of $1.2 million in 1996. As a result, the ratio of general and administrative expenses to average assets increased to 3.3% during 1996, compared to 2.8% during 1995. Excluding the effects of the SAIF Special Assessment, Hancock's ratio of general and administrative expense to average assets in 1996 would have been 2.7%. Noninterest expense for 1995 increased by $0.1 million from $5.4 million for 1994.

 Real Estate Losses

  Three Months Ended March 31, 1997 and 1996. Real estate losses consist of operating losses on foreclosed real estate, gain and losses of the sale of real estate and provision for real estate. Real estate losses for the three-month period ended March 31, 1997 decreased to $96,000 loss from $111,000 loss for the comparable period in 1996 due to a reduced provision for real estate in the first quarter of 1997.

  Years Ended December 31, 1996, 1995, and 1994. Real estate losses for 1996 increased by $451,000 to $511,000 loss from $61,000 loss for 1995 due to losses on sale of real estate and increased provision in 1996 compared to gains on sale of real estate and reduced provision for real estate. Real estate losses for 1995 decreased by $768,000 from $829,000 loss in 1994.

 Income Taxes

  The provision (benefit) for income taxes for 1996, 1995 and 1994 was $2,000, ($.7) million and ($0.3) million, respectively. Hancock's combined, effective federal and state income tax rates for 1996, 1995 and 1994 were 0%, (29.4%) and (21.6%), respectively. Hancock's statutory federal and state income tax rates for 1996, 1995 and 1994 were approximately (41%) in each year.

 Financial Condition

  Comparison of Financial Condition at March 31, 1997 and December 31, 1996

  Total assets at March 31, 1997 were $202.3 million, compared to $198.2 million at December 31, 1996. Hancock's cash and cash equivalents decreased to $7.4 million at March 31, 1997 from $13.0 million at December 31, 1996, primarily due to decreased federal funds sold of $3.8 million.

  Total liabilities at March 31, 1997 were $197.3 million, compared to $192.7 million at December 31, 1996. This increase was due primarily to an increase in deposits of $4.5 million from $190.1 million at December 31, 1996 to $194.6 million at March 31, 1997. Stockholders' equity at March 31, 1997 was $5.1 million, compared to $5.4 million at December 31, 1996.

  Comparison of Financial Condition for the Years Ended December 31, 1996 and
1995

  Total assets at December 31, 1996 were $198.2 million, compared to $195.5 million at December 31, 1995. Hancock's cash and cash equivalents increased to $13.0 million at December 31, 1996 from $4.5 million at December 31, 1995, primarily due to increased federal funds sold of $7.5 million. Loans receivable decreased by $8.7 million during 1996 as a result of increased loan loss reserves and a decline in loan demand.

  Total liabilities at December 31, 1996 were $192.8 million, compared to $187.6 million at December 31, 1995. This increase was due primarily to an increase in deposits of $4.7 million from $185.4 million at December 31, 1995 to $190.1 million at December 31, 1996. Stockholders' equity at December 31, 1996 was $5.4 million, compared to $8.0 million at December 31, 1995.

  Comparison of Financial Condition for the Years Ended December 31, 1995 and
1994

  Total assets at December 31, 1995 were $195.5 million, compared to $189.7 million at December 31, 1994. Hancock's mutual fund investments-trading portfolio increased by $6.5 million to $8.2 million at December 31, 1995 from $1.8 million at December 31, 1994. Net loans receivable also increased during 1995 from $151.3 million at December 31, 1994 to $153.5 million at December 31, 1995. These increases were offset by a decrease in the mortgage-backed securities portfolio (available for sale) of $1.7 million from $1.9 million at December 31, 1994 to $0.2 million at December 31,1995 and a increase of $1.0 million in cash over the same period.

  Total liabilities at December 31, 1995 were $187.6 million, compared to $180.1 million at December 31, 1994. This increase was due primarily to an increase in deposits of $6.6 million from $178.8 million at December 31, 1994 to $185.4 million at December 31, 1995, and by an increase in accounts payable and other liabilities of $0.9 million over the same period. Stockholders' equity at December 31, 1995 was $8.0 million, compared to $9.6 million at December 31, 1994.

 Liquidity

  Liquidity management requires the maintenance of an appropriate level of liquid resources to meet not only regulatory requirements but also to provide the liquidity necessary to fund the institution's business activities and obligations. Federal regulations currently require that, for each calendar month, savings institutions maintain an average daily balance of cash and cash equivalents, and certain marketable securities, which are not committed, equal to 5% of net withdrawable accounts and borrowings due in one year or less. Under FIRREA, the percentage of assets which must constitute liquid assets will be determined by the OTS, but may be set at no less than 4% and no more than 10% of the obligations of the institution on withdrawable accounts and borrowings due in one year or less. At March 31, 1997, Hancock's liquidity ratio was 6.05%, compared to 9.43%, 14.82% and 12.7% at December 31, 1996, 1995 and 1994, respectively. Hancock's liquidity ratio may vary from time to time, depending upon savings flows, future loan fundings, operating needs and general economic conditions.

  Hancock is permitted to borrow from the FHLB, in addition to other sources, both to meet short-term liquidity requirements and for longer term needs. Hancock's liquidity potential is supported by additional borrowing capacity available to it from the FHLB. Hancock is currently authorized to borrow up to 5% of its assets from the FHLB. As of December 31, 1996, Hancock did not have any outstanding borrowings with the FHLB.

Capital Resources

  The capital levels of Hancock have declined substantially as a result of losses incurred since 1992. In August 1996, in an effort to meet regulatory capital requirements, Hancock raised $4.4 million through a private placement of Hancock Stock to Hancock Park Acquisition, L.P. See "--Beneficial Ownership of Hancock Stock." However, as a result of continued losses, Hancock still fails to meet minimum regulatory capital requirements and is deemed "significantly undercapitalized" under the PCA provisions of the FDICIA. In addition, Hancock is subject to the Order which provides, among other things, that by no later than June 30, 1997, Hancock must either raise at least $3.0 million in capital and have minimum capital ratios required of an institution to be categorized as "well capitalized" under the prompt corrective action provisions of the FDICIA or alternatively recapitalize by merging or being acquired. Hancock is not in compliance with these requirements of the Order. See "--Supervision and Regulation of Hancock--Prompt Corrective Action Notification; Cease and Desist Order"; "--Prompt Corrective Regulatory Action"; the Independent Auditors' Report with respect to the Consolidated Financial Statements of Hancock; and Note 2 of Notes to Consolidated Financial Statements of Hancock.

  The following table sets forth Hancock's regulatory capital ratios at March 31, 1997, December 31, 1996 and December 31, 1995 and Hancock's minimum capital requirement under the Order.

                                MARCH 31, DECEMBER 31, DECEMBER 31,   MINIMUM
                                 1997(1)    1996(1)        1995     REQUIREMENT
                                --------- ------------ ------------ -----------
       Tier I (core) capital...   3.11%       3.34%        4.07%        5.0%
       Tier I risk-based
        capital................   4.49%       4.84%        5.62%        6.0%
       Total risk-based
        capital................   5.67%       6.03%        6.87%       10.0%

--------
(1) SAIF Assessment--During 1996, a special one-time assessment to recapitalize the SAIF deposit insurance fund was imposed upon institutions holding SAIF-insured deposits as of March 1995. Due to its weak capital position, Hancock obtained an exemption from having to pay this assessment during 1996. Hancock accrued $1.2 million during 1996. For purposes of reporting regulatory capital and determining compliance with minimum capital ratios (see table above), Hancock is not required to deduct this accrual. On June 30, 1997, Hancock paid $1.0 million representing the unamortized special SAIF assessment. If Hancock would have paid the SAIF assessment as of March 31, 1997, the Tier I (core) capital ratio would have been 2.63%, the Tier I risk-based capital ratio would have been 3.78% and the total risk-based capital ratio would have been 4.96%.

EXECUTIVE OFFICER COMPENSATION OF HANCOCK

  The following table sets forth the compensation paid or accrued for the fiscal year ended December 31, 1996 to Daniel E. Wolfus, who served as Chairman, President and Chief Executive Officer of Hancock during 1996, and to Joan Wyckoff, Karen McAulay, Jay R. Geldhof and Judith Bambush, the four highest compensated individuals, other than Mr. Wolfus, who served as executive officers of Hancock at December 31, 1996. Mr. Wolfus ceased to serve as an executive officer with Hancock effective March 25, 1997 and as a director effective May 23, 1997.

CASH COMPENSATION TABLE

                                                                    CASH
   NAME                     CAPACITIES IN WHICH SERVED         COMPENSATION(1)
   ----                     --------------------------         ---------------
   Daniel E. Wolfus........ Chairman of the Board, President
                             and Chief Executive Officer          $190,000
   Joan Wyckoff............ Executive Vice President and
                            Director of Operations                $ 71,500
   Karen McAulay........... Senior Vice President and Acting
                             Chief Financial Officer              $ 57,323
   Jay R. Geldhof.......... Senior Vice President, and
                             Director of Information Systems      $ 56,250
   Judith Bambush.......... Senior Vice President and Chief
                            Internal Auditor                      $ 54,750

--------
(1) Officers and certain other employees of Hancock receive insurance and other benefits as part of their compensation. Certain officers of Hancock are provided with an automobile or an automobile allowance for business purposes. Additionally, certain officers of Hancock have received benefits under Hancock's 401(k) Plan. These matters are not reflected in the table set forth above.

  On March 25, 1997, Hancock entered into the Employment Agreement with Kathleen L. Kellogg, Hancock's President and Chief Executive Officer governing her at-will employment by Hancock. The agreement sets forth a base salary of $160,000 per year through February 28, 1998 and $170,000 from March 1, 1998 through February 28, 1999, after which her base salary will be reviewed annually for increase by the Board of Directors. The agreement also provides for an annual bonus of up to 35% of her base salary upon fulfillment of certain performance goals, and an additional annual bonus of up to 15% of her base salary upon fulfillment of certain additional performance goals. The agreement provides for certain additional benefits to Ms. Kellogg, including severance compensation upon a change of control of Hancock (see "PROPOSAL 1-- APPROVAL OF THE MERGER--Interests of Certain Persons in the Merger"), an automobile allowance of $750 per month, paid vacations, group benefit plan participation and disability insurance. The agreement includes a nonsolicitation agreement, which is effective for two years after termination of Ms. Kellogg's employment.

  On June 6, 1997, Hancock entered into the Settlement Agreement with Daniel
E. Wolfus, whose executive positions with Hancock ceased effective March 25, 1997 and whose service as a director of Hancock ceased effective May 23, 1997. The effectiveness of the Settlement Agreement is, by its terms, specifically conditioned upon the closing of the Merger. Pursuant to the Settlement Agreement, on consummation of the Merger, Hancock will pay to Mr. Wolfus $10,900, and a lump sum based upon certain stock options that Mr. Wolfus held as of March 25, 1997. Specifically, Mr. Wolfus is entitled to receive, as of the closing of the Merger, the difference between the per share consideration for Hancock Stock in the Merger and $3.85 per share (the per share exercise price of his former stock options) multiplied by 6,250 stock options. Mr. Wolfus and Hancock each agreed to provide a general release to the other party under the Settlement Agreement.

STOCK OPTIONS GRANTED AND OUTSTANDING

  The following table sets forth as of the Record Date certain information regarding the grant of Options to key employees of Hancock. These grants are not reflected in the compensation table above. The Options set forth below were granted pursuant to and in accordance with the Hancock Stock Option Plan which was adopted at the 1993 Annual Meeting of the Stockholders of Hancock, except for the Kellogg Option. All options granted under earlier stock option plans of Hancock, since expired, have either expired or been rescinded and reissued under the Hancock Stock Option Plan.

                     OPTIONS TO                    SHARES SUBJECT    AVERAGE
                   PURCHASE SHARES                   TO OPTIONS     PER SHARE
                       GRANTED                     (UNEXERCISED)  EXERCISE PRICE
                   ---------------                 -------------- --------------
   Kathleen L. Kellogg............................     50,000         $7.46
   Ken Paris......................................     10,000         $8.63
   Joan Wyckoff...................................      9,500         $5.80
   Karen McAulay..................................      1,100         $4.64
   Judith Bambush.................................        875         $4.21
   Other Officers (14 Employees)..................      5,750         $4.48
   All Employees as a Group.......................     77,225         $7.11

CERTAIN TRANSACTIONS

  Some of the directors and executive officers of Hancock and the companies with which they are associated were customers of, and had banking transactions with, Hancock in the ordinary course of its business during 1996, and Hancock expects to have such banking transactions in the future. All loans and commitments included in such transactions were made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness and, in the opinion of the Board of Directors of Hancock, did not involve more than a normal risk of collectibility or present other unfavorable features.

  On April 18, 1997, Hancock entered into an engagement letter with Hovde, a company which is affiliated with Eric D. Hovde, a director of Hancock, and Hancock Park Acquisition, L.P., a principal stockholder of Hancock, pursuant to which Hovde agreed to provide financial advisory services to Hancock in connection with a possible transaction with Bank Plus. For information concerning the engagement letter, see "PROPOSAL 1--APPROVAL OF THE MERGER-- Interests of Certain Persons in the Merger."

BENEFICIAL OWNERSHIP OF HANCOCK STOCK

 Security Ownership of Management

  The following table sets forth the shares of Hancock Stock beneficially owned as of the Record Date by each director and the directors and executive officers as a group.

                                                            SHARES OF
                                                              STOCK      PERCENT
                                                           BENEFICIALLY    OF
    NAME OF BENEFICIAL OWNER                                 OWNED(1)     STOCK
    ------------------------                               ------------  -------
    Ezunial Burts.........................................     3,321         *
    Eric D. Hovde.........................................   580,751(2)   44.6%
    Kathleen L. Kellogg...................................       100         *
    Joon Y. Koh, M.D......................................    84,025(4)    6.5%
    Michael Noel..........................................     2,452         *
    Richard L. Stever.....................................    81,138(5)    6.2%
    All Directors and Executive Officers as a Group (11
     persons).............................................   751,787      57.7%

--------
* Represents less than one percent of the outstanding shares of Hancock Stock. For footnotes, see "--Principal Stockholders" below.

 Principal Stockholders

  The following table sets forth, as of the Record Date, (i) the name of each person known to Hancock to be the beneficial owner of more than 5% of the outstanding shares of Hancock Stock, (ii) the total number of shares of Hancock Stock owned by each person and (iii) the percentage of all Hancock Stock outstanding held by each such person.

                                SHARES OF COMMON STOCK PERCENT OF BENEFICIALLY-
       NAME AND ADDRESS         OF BENEFICIAL OWNER(1)    OWNED COMMON STOCK
       ----------------         ---------------------- ------------------------
   Hancock Park Acquisition,           580,751(2)                44.6%
    L.P........................
    1826 Jefferson Place, N.W.
    Washington, D.C. 20036
   Daniel E. Wolfus............        208,601(3)                16.0%
    423 S. Las Palmas Ave.
    Los Angeles, CA 90020
   Joon Y. Koh, M.D. ..........         84,025(4)                 6.5%
    301 S. Hudson Avenue
    Los Angeles, CA 90020
   Richard L. Stever ..........         81,138(5)                 6.2%
    760 S. Orange Grove
    Boulevard
    Pasadena, CA 91105

--------
(1) Does not include Options exercisable pursuant to the Hancock Stock Option Plan or the Kellogg Option.

(2) Hancock Park Acquisition L.P. is a Delaware limited partnership as to which the general partner is Hancock Park Acquisition, L.L.C., an Illinois limited liability company. The controlling members of Hancock Park Acquisition, L.L.C. are Eric D. Hovde and Steven D. Hovde, each of whom controls 50% of the voting interests of that entity.

(3) 196,849 of these shares are held in the names of Daniel E. and Christine
    M. Wolfus. The remaining 11,752 shares are held in a trust for the benefit of the Wolfus' daughters.

(4) 32,649 of these shares are beneficially owned by the Joon Y. Koh Medical Corporation Employee Pension Fund, 29,514 shares are owned by Dr. Joon Y. Koh, individually, and the remaining shares are beneficially owned by the Joon Y. Koh Medical Corporation Employee Profit Sharing Plan. Dr. Koh is the sole trustee of the profit sharing plan and Dr. Koh and his wife are co-trustees of the pension fund.

(5) 64,951 of these shares are held in the names of Richard L. and Virginia Stever. 11,787 shares are held in a retirement plan for the benefit of Virginia Stever. 4,400 shares are held in a retirement plan for the benefit of Richard L. Stever.

                        INFORMATION REGARDING BANK PLUS

DIRECTORS AND EXECUTIVE OFFICERS OF BANK PLUS

 Directors

  The following table sets forth the names and certain information with respect to the members of the Board of Directors of Bank Plus. Except for Mr. Sullivan, each nominee and each director listed below served on the board of directors of Fidelity prior to becoming a director of Bank Plus.

                                TO            POSITIONS HELD WITH BANK
          DIRECTOR        AGE EXPIRE SINCE(1) PLUS
          --------        --- ------ -------- ------------------------
    Waldo H. Burnside....  68  2000    1994   Director
    Lilly V. Lee.........  66  2000    1994   Director
    Mark Sullivan III....  55  2000    1997   Director
    Norman Barker, Jr....  74  1998    1994   Chairman and Director
    Richard M. Greenwood.  49  1999    1992   Vice Chairman, President,
                                               Chief Executive Officer and
                                               Director
    George Gibbs, Jr.....  66  1999    1994   Director
    Gordon V. Smith......  64  1998    1996   Director

--------
(1) For periods prior to May 16, 1996, the relevant director served as a director of Fidelity.

  Set forth below is certain information concerning the principal occupation and business experience of each of the persons listed in the table above during the past five years.

  MR. BARKER was Chairman of the Board and Chief Executive Officer of First Interstate Bank of California until his retirement in 1986. He has served as the Chairman of the Board of Pacific American Income Shares, a bond fund, since 1974. Mr. Barker also serves as a director of TCW Convertible Securities, Inc., American Health Properties, Inc., and ICN Pharmaceuticals, Inc.

  MR. BURNSIDE served as President of Carter Hawley Hale Stores, Inc. until his retirement in 1991. He was a director of both Bank of America, N.A. and BankAmerica Corp. from 1992 until 1993. Mr. Burnside currently serves as a director of the Automobile Club of Southern California and as a member of the boards of a number of educational, charitable, and municipal service organizations.

  MR. GIBBS has been a principal and senior vice president of Johnson & Higgins, an insurance agency, since 1987. Prior to joining Johnson & Higgins in 1987, he was with Stewart Smith West for 33 years where he was the founding director of Associated International Insurance Company and Calvert Insurance Company, two insurance companies organized by the Stewart Smith West organization. Mr. Gibbs currently serves as a director of Bank Plus and Fidelity, on the board of First Alliance Corporation and on the boards of a number of educational and charitable trusts and foundations. Johnson & Higgins is the Company's insurance broker and a consultant to the Company on certain health benefit matters. See "--Related Party Transactions--Insurance Commissions" and "--First Alliance Transaction."

  MR. GREENWOOD joined Fidelity in June 1992 as President and Chief Executive Officer and served as Chairman of the Board from June 1992 to August 1994. Since the Reorganization in May 1996, Mr. Greenwood has served as Vice Chairman, President and Chief Executive Officer of Bank Plus, and as Chairman of the Board and Chief Executive Officer of Fidelity. Prior to joining Fidelity, he served as Chief Financial Officer of CalFed, Inc. and California Federal Bank from 1990 to 1992. Mr. Greenwood also served as President and Chief Executive Officer and a director of Citadel from June 1992 to August 1994.

  MS. LEE is the Chairman of the Board of Lilly International, Inc. and a director of Fidelity and Gateway. Ms. Lee currently serves as Chairman of the Board of the Thrift Depositor Protection--Regional Oversight Board and on the boards of a number of political, educational, charitable and industry organizations.

  MR. SMITH is chairman, founder and principal stockholder of Miller & Smith, Inc., a diversified real estate investment and construction company in the Washington, D.C. area. Mr. Smith also serves as a director of Crown North Corporation, a real estate management company located in Columbus, Ohio. From 1987 until 1993, he served as Chairman of the Board, Chief Executive Officer and director of Providence Savings and Loan Association in Virginia.

  MR. SULLIVAN is a co-founder of the Small Business Funding Corporation, a company providing a secondary market facility for the purchase and securitization of non-guaranteed small business loans, and has served as its President since 1996. From 1989 through 1996, Mr. Sullivan practiced law in Washington, D.C., advising senior management of financial institutions on legal and policy matters.

 Committees of the Board of Directors

  In 1996 Bank Plus had standing Executive, Audit and Compensation/Stock Option Committees. The principal responsibilities of these committees and the number of meetings of each held in 1996, both by Bank Plus and by Fidelity prior to the Reorganization, appear below.

  Executive Committee. Subject to the authority conferred on the Company's other committees, the Executive Committee is empowered to exercise all authority in lieu of the Board which may be exercised by a committee of the Board pursuant to applicable law. In January 1996, the responsibilities of the Nominating Committee were assumed by the Executive Committee. The Executive Committee held six meetings in 1996. Any stockholder who wishes to recommend a prospective nominee for the Board of Directors for the Executive Committee's consideration may do so by giving the candidate's name and qualifications to the Secretary of the Company, 4565 Colorado Boulevard, Los Angeles, California 90039. The members of the Executive Committee are Mr. Greenwood, Chairman, and Messrs. Barker and Gibbs and Ms. Lee.

  Audit Committee. The Audit Committee is a joint committee with Fidelity's Audit Committee. Its responsibilities are generally to assist the Board and Fidelity's Board in fulfilling their legal and fiduciary responsibilities relating to accounting, audit and financial reporting policies and practices of the Company and its subsidiaries. The Audit Committee also, among other things, recommends to the Board the engagement of the Company's independent accountants; monitors and reviews the quality and activities of the Company's internal audit function and those of its independent accountants; and monitors the adequacy of the Company's operating and internal controls as reported by management, the independent accountants and internal auditors. In 1996, Fidelity's Audit Committee held two meetings prior to the Reorganization, and the joint Audit Committee held three meetings following the Reorganization. The Bank Plus members of the joint Audit Committee are Mr. Gibbs, Chairman, and Mr. Burnside.

  Compensation/Stock Option Committee. The Compensation/Stock Option Committee is a joint committee with Fidelity's Compensation/Stock Option Committee. It is authorized to review salaries and compensation, including non-cash benefits, of directors, officers and other employees of the Company and its subsidiaries and to recommend to the Board salaries, remuneration and other forms of additional compensation and benefits as it deems necessary. The joint Compensation/Stock Option Committee held four meetings in 1996. The Bank Plus members of the joint Compensation/Stock Option Committee are Mr. Barker, Chairman, and Mr. Smith.

 Meetings of the Board of Directors

  In 1996, there were six meetings of the Board of Directors of Bank Plus and six meetings of the board of directors of Fidelity prior to the Reorganization. All directors attended at least 75% of the aggregate of meetings of the Board of Directors and the committees of the Board on which they serve, in each case, after the election of such individual to the Board or such committee.

Executive Officers

  Set forth below are the executive officers of the Company and the Bank (other than Mr. Greenwood--see "Directors" above), together with the positions currently held by those persons.

           NAME         AGE POSITION HELD WITH BANK PLUS OR SUBSIDIARY
           ----         --- ------------------------------------------
   James E. Stutz......  54 President of Fidelity
   Stephen J. Austin...  57 Executive Vice President and Internal Audit
                            Director of Fidelity
   Robert P. Condon....  55 Executive Vice President of Fidelity, Vice
                             Chairman and Chief Executive Officer of Gateway
                             and President of Citadel Service Corporation
   Godfrey B. Evans....  43 Executive Vice President, General Counsel and
                             Corporate Secretary of Bank Plus and Fidelity
   William L. Sanders..  50 Executive Vice President and Chief Financial
                             Officer of Bank Plus and Fidelity
   W.C. Taylor III.....  39 Executive Vice President and Chief Lending Officer
                            of Fidelity
   Dennis J. McNamara..  43 Senior Vice President and Treasurer of Fidelity
   Richard M. Villa....  32 Senior Vice President, Controller and Chief
                             Accounting Officer of Bank Plus and Fidelity

  MR. STUTZ joined Fidelity in January 1994 as Executive Vice President, Retail Banking. Prior to joining Fidelity, Mr. Stutz served since 1985 as Executive Vice President and Chief Operating Officer, Consumer Banking, of HomeFed Bank, where he was responsible for a 215 branch network. Mr. Stutz was also Chairman, President and Chief Executive Officer of Columbus Savings, a wholly owned subsidiary of HomeFed Corporation, where he was responsible for the consolidation of several savings institutions and the subsequent merger of the company into HomeFed Bank. Mr. Stutz became President of Fidelity on June 1, 1996.

  MR. AUSTIN joined Fidelity in November 1995 as Senior Vice President and Internal Audit Director. Before joining Fidelity, Mr. Austin was employed at Union Federal Bank in Brea, California from 1991 until 1995 in various financial management positions including, most recently, Senior Vice President and Chief Financial Officer. Mr. Austin became an Executive Vice President of the Bank on June 1, 1996.

  MR. CONDON joined Gateway as President and Chief Executive Officer in September 1993. In November 1994, Mr. Condon also became an Executive Vice President of Fidelity. Prior to joining Gateway, Mr. Condon served as General Manager of WellPoint Life Insurance Company, a subsidiary of Blue Cross of California. Before that, he was President and Chief Executive Officer of CalFed Investment Services, in charge of the development and sale of alternative investment products through the bank branch network.

  MR. EVANS joined Fidelity as Senior Vice President and Senior Corporate Counsel in 1987 and has been General Counsel and Corporate Secretary of Fidelity since 1989 and 1990, respectively, and of Bank Plus since its formation. Mr. Evans became an Executive Vice President of Fidelity in April 1994.

  MR. SANDERS was named Executive Vice President and Chief Financial Officer of Fidelity in December 1995 and has served in those positions with Bank Plus since its formation. Before joining Fidelity, Mr. Sanders served as Chief Financial Officer of H.F. Ahmanson & Co. and Home Savings of America, F.S.B. from 1992 to 1993, and as Chief Financial Officer and Treasurer of First Executive Corporation from 1990 until 1992.

  MR. TAYLOR joined Fidelity in May 1993 as Senior Vice President in charge of loan administration and was appointed Chief Lending Officer in September 1994. From 1992 through 1993, Mr. Taylor was employed as a Senior Vice President and Senior Lending Officer at Metrobank Home Lenders. Mr. Taylor became an Executive Vice President of Fidelity in September 1994.

  MR. McNAMARA joined Fidelity in August 1996 as Senior Vice President & Treasurer. Before that, he worked for Kleinwort Benson, an investment banking concern, for eight years, serving most recently as a managing director for Kleinwort Benson Capital Management. He holds an MBA from the University of Chicago.

  MR. VILLA joined Fidelity in April 1996 as Vice President and Corporate Planning Manager. Before joining Fidelity, Mr. Villa worked as an audit manager in the internal audit department of Union Bank and, from 1993 until 1996, was employed as a manager by the public accounting firm of Deloitte & Touche LLP. Mr. Villa was named Senior Vice President and Controller of Bank Plus and Fidelity in February 1997.

COMPENSATION/STOCK OPTION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The report of the Compensation/Stock Option Committee (the "Committee") shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement/Prospectus into any filing under the Securities Act, or under the Exchange Act, except to the extent that the Company specifically incorporates this report by reference, and shall not otherwise be deemed filed under such acts or regulations.

 Committee Composition

  The Committee is composed of independent, non-employee members of Bank Plus' Board of Directors and is advised by members of management and outside experts in the field of compensation program design. The Committee administers, reviews, and recommends for full Board approval each of the elements of the executive compensation program of Bank Plus and Fidelity.

 Compensation Philosophy

  It is the philosophy of the Committee, Bank Plus and the Bank to provide executives with total compensation opportunities that are competitive with the marketplace while emphasizing stock ownership over annual cash compensation. To ensure competitiveness, the Committee reviews compensation levels of a peer group of California financial institutions considered as competitors for executive talent.

  Compensation practices (i.e., program design) of the California peer group and of similar size U.S. financial institutions are also reviewed to assess compensation design "best practices", namely programs which encourage executive ownership and strengthen the alignment of executives and Bank Plus stockholders.

 Annual Cash Compensation

  Base Salary

  Each year, the Committee reviews the salary levels of the executive officers for external competitiveness, internal equity, and individual contribution; however, salary increases are generally administered in 18 month or longer cycles, excluding promotional adjustments. Based on input from management, the Committee develops its recommendations for salary increases, if any, and presents them to the Board for approval. During 1996, three executive officers received salary increases, including a 9% increase for Mr. Evans effective January 1996.

  The Board approved 1997 salary increases for executive officers at its January 1997 meeting. Messrs. Condon and Stutz each received a 25% increase effective immediately, representing the first salary increase each executive has received since 1994. Mr. Sanders also received a 25% increase, to be effective June 1997, representing his first salary increase since he was hired in December 1995. Mr. Evans received a 11% increase, also effective June 1997.

 Annual Incentive

  There has been no formal annual incentive plan for Bank Plus executives; however, in 1995, the Board approved a Recapitalization Transaction and Retention bonus for four of the five Named Executive Officers (as defined below under "Executive Compensation"). Cash bonus awards were generally paid in two equal installments; the first in November 1995, the remainder in December 1996. All Named Executive Officers who were recipients of the November 1995 award purchased Fidelity stock with their net proceeds.

  To determine bonus awards, if any, for 1996 and in the absence of a formal executive incentive plan, the Committee reviewed the Bank's 1996 corporate performance and recommended for the Board's approval discretionary bonus awards for Executive Vice Presidents and the CEO to recognize corporate achievement and individual performance. At its January 1997 meeting, the Board approved awards to seven executive officers, including all of the Named Executive Officers, totaling $482,500.

  In early 1997, the Board approved the 1997 Annual Incentive Plan for the CEO, Executive Vice Presidents and selected Senior Vice Presidents who have a significant impact on corporate performance. Target incentive awards are set at 30% of salary for Senior Vice Presidents, 50% for Executive Vice Presidents, and 60% for the CEO. Awards are capped at 200% of those targets (or 60%, 100% and 120% of salary, respectively). Performance measures include net income, stock price growth versus the thrift index, and business unit/individual performance.

  To further encourage executive stock ownership, at the beginning of each year, the Committee may determine an exchange formula, if any, for participants to receive all or a portion of their earned award in the form of restricted stock, deferred stock units, or stock options. For 1997, the exchange formula provides $2.00 of restricted stock for each dollar of annual incentive payment foregone. The stock will vest ratably over a three-year period.

 Executive Ownership

  It is the Committee's goal that stock ownership be the largest component of the executive compensation program to align stockholder and executive interests and to encourage executive retention. To this extent, executives are eligible for stock option grants and, subject to stockholder approval of the amendments to and restatement of the 1996 Stock Option Plan more fully described below, the Board may also grant awards of restricted stock and deferred stock units. The Committee believes the amended plan will provide the necessary means for Bank Plus to reward executives with a significant opportunity to build a meaningful stake in the Company, and assist in the retention of key employees.

 CEO Compensation

  The Committee applies the same philosophy and methodology in determining the CEO's compensation as with all other executive officers. Pursuant to his contract, Mr. Greenwood is not eligible for a salary increase until August 1997. At the January 1997 Board meeting, an increase of 20.5% was approved, to take effect September 1, 1997, resulting in an annual base salary of $500,000 for the CEO. The September adjustment is the first salary increase Mr. Greenwood has received since June 1994.

  In recognition of Mr. Greenwood's significant contributions to Bank Plus' overall 1996 performance, the Committee recommended, and the Board approved at its January 1997 meeting, a discretionary cash bonus of $137,500, or 33% of his annual base salary.

  The CEO participates in the 1997 Annual Incentive Plan which rewards net income results, stock price growth versus the thrift index, and individual performance. Mr. Greenwood's target award level is 60% of his ending annual base salary; his bonus award is capped at a maximum award level of 200% of target (or 120% of ending annual base salary).

Deductibility of Executive Compensation

  Section 162(m) of the Code limits the deduction a publicly held company is allowed for compensation paid to its highly compensated executive officers. Generally, amounts in excess of $1 million (other than performance-based compensation) paid in any tax year to a covered executive cannot be deducted. The Committee will continue to monitor the compensation levels of the executive officers and determine the appropriate response to Section 162(m), including considering ways to maximize the deductibility of executive compensation while retaining the discretion the Committee deems necessary to compensate executive officers in a manner commensurate with performance and the competitive environment, when and if necessary.

  The foregoing report has been furnished by the following members of the Compensation/Stock Option Committee.

  Norman Barker, Jr., Chairman
  Gordon V. Smith

SUMMARY COMPENSATION TABLE

  The following Summary Compensation Table sets forth the compensation earned during the three years ended December 31, 1996 by the Company's Chief Executive Officer and the four other most highly compensated executive officers during 1996 who were serving as executive officers at December 31, 1996 (the "Named Executive Officers"):

                                                                  LONG-TERM
                                 ANNUAL COMPENSATION             COMPENSATION
                              -----------------------------  ----------------------
                                                    OTHER    SECURITIES
                                                    ANNUAL   UNDERLYING   ALL OTHER
NAME AND PRINCIPAL                                 COMPEN-     STOCK       COMPEN-
POSITION                 YEAR  SALARY  BONUS(1)    SATION(2)  OPTIONS     SATION(3)
------------------       ---- -------- --------    --------  ----------   ---------
Richard M. Greenwood     1996 $415,000 $287,500(4)   $--          --       $   --
  President & CEO of
   Bank Plus;            1995  415,000  150,000(4)    --      300,000      $23,492(5)
  Chairman & CEO of
   Fidelity              1994  394,653      --        --      480,000(6)       --
James E. Stutz           1996 $220,000 $125,000(4)   $--          --       $   --
  President of Fidelity  1995  220,000   50,000(4)    --      168,750          --
                         1994  173,461   43,553(7)    --      270,000(6)     9,000(8)
Robert P. Condon         1996 $220,000 $125,000(4)   $--          --       $ 1,125
  Executive Vice
   President of          1995  220,000   50,000(4)    --      168,750        4,500
  Fidelity; CEO of
   Gateway               1994  177,471      --        --      270,000(6)     1,523
Godfrey B. Evans         1996 $175,000 $100,000(4)   $--          --       $ 1,125
  Executive Vice
   President &           1995  160,000   50,000(4)    --      143,750        4,500
  General Counsel of     1994  142,692   60,000(9)    --      150,000(6)     4,620
   Bank Plus
   and Fidelity
William L. Sanders(10)   1996 $220,000 $ 75,000      $--          --       $   --
  Executive Vice
   President &           1995   13,538      --        --      143,750          --
  Chief Financial
   Officer of            1994      N/A      N/A       N/A         N/A          N/A
  Bank Plus and Fidelity

--------
 (1) Bonuses are presented in the period earned and may have been paid in subsequent years.
 (2) Excludes perquisites if the aggregate amount thereof is less than $50,000, or 10% of salary plus bonus, if less.
 (3) Except as otherwise noted, consists of the Company's matching contributions to the Company's 401(k) Plan.

 (4) Includes 50% of a Recapitalization Transaction and Retention Bonus awarded in October 1995. The bonus was paid in two equal installments: the first in November 1995, the remainder in December 1996. All Named Executive Officers who received the November 1995 award purchased Fidelity common stock with their net proceeds. Payment of the second installment in December 1996 was conditioned on the executive remaining an employee of the Bank until that time. Mr. Greenwood was awarded a bonus of $300,000; Messrs. Condon, Evans and Stutz were awarded bonuses of $100,000 each.
 (5) Consists of compensation for unused vacation time.
 (6) Consists of options granted under the 1995 Equity Incentive Plan. That plan and all related options have been terminated.
 (7) Relocation bonus paid to Mr. Stutz upon hiring on January 5, 1994.
 (8) Consists of a moving allowance.
 (9) Special bonus for individual contributions and achievements.
(10) Mr. Sanders' employment commenced on December 1, 1995.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

  No options to acquire shares of Bank Plus Common Stock were granted by the Company during 1996.

UNEXERCISED STOCK OPTIONS

  During 1996, none of the executive officers of the Company exercised any stock options. The following table provides information concerning unexercised options held by the Named Executive Officers as of the end of 1996.

                                           SECURITIES
                                           UNDERLYING    VALUE OF UNEXERCISED
                                           UNEXERCISED   IN-THE-MONEY OPTIONS
                                           OPTIONS AT       AT YEAR-END(1)
     NAME                                   YEAR-END   EXERCISABLE/UNEXERCISABLE
     ----                                  ----------- -------------------------
     Richard M. Greenwood.................   300,000       $94,500/$850,500
     Robert P. Condon.....................   168,750       $53,156/$478,406
     Godfrey B. Evans.....................   143,750       $45,281/$407,531
     William L. Sanders...................   143,750       $45,281/$407,531
     James E. Stutz.......................   168,750       $53,156/$478,406

--------
(1) Based upon the difference between the option exercise price of $8.35 per share and the closing price of the Bank Plus Common Stock on December 31, 1996 of $11.50 per share.

  On December 11, 1995 the Board of Directors of Fidelity adopted the 1996 Stock Option Plan and granted awards pursuant thereto, subject to subsequent approval by the Bank's stockholders. At a special meeting held on February 9, 1996, Fidelity's stockholders approved the 1996 Stock Option Plan. Accordingly, Fidelity's non-employee directors, executive officers and certain other key employees received options to purchase Fidelity common stock. In May 1996, Bank Plus assumed the 1996 Stock Option Plan in connection with the Reorganization, and the options granted thereunder became options to purchase Bank Plus Common Stock. The exercise price of all such options is $8.35 per share. Ten percent of the options granted became exercisable on February 13, 1996, an additional thirty percent of such options became exercisable on February 9, 1997 and an additional thirty percent of such options will become exercisable on each of the second and third anniversaries of stockholder approval of the Plan.

RETIREMENT INCOME (DEFINED BENEFIT) PLAN

  Fidelity maintains a Retirement Income Plan which is a qualified, non-contributory defined benefit retirement plan. The Retirement Income Plan provides for monthly retirement payments or an actuarially equivalent lump sum to or on behalf of each covered employee or beneficiary upon retirement at age 65 or upon early retirement (i.e., the attainment of age 55 and the completion of 10 years of service) and, under certain circumstances, upon disability, death or other termination of employment, based upon the employee's average monthly salary and the aggregate number of years of service. Effective February 28, 1994, the Retirement Income Plan was suspended, thereby freezing benefit levels and reducing related expense accruals by approximately $1 million annually.

  The following table illustrates approximate annual benefits payable under the Retirement Income Plan at normal retirement age for various combinations of service and compensation:

        AVERAGE                                    YEARS OF SERVICE
         FINAL                          ---------------------------------------
      COMPENSATION                        15      20      25      30      35
      ------------                      ------- ------- ------- ------- -------
       $ 50,000........................ $11,302 $15,069 $18,836 $22,603 $26,370
        100,000........................  24,427  32,569  40,711  48,853  56,995
        150,000........................  37,552  50,069  62,586  75,103  87,620
        200,000........................  37,552  50,069  62,586  75,103  87,620
        250,000........................  37,552  50,069  62,586  75,103  87,620
        300,000........................  37,552  50,069  62,586  75,103  87,620
        350,000........................  37,552  50,069  62,586  75,103  87,620
        400,000........................  37,552  50,069  62,586  75,103  87,620

  Compensation under the Retirement Income Plan includes all regular pay, excluding overtime, commissions and bonuses, limited by the Code Section 401(a)(17) compensation limit. The benefit amounts listed above were computed on a 10-year certain and life basis, which is the normal form under the plan, and are not subject to deduction for Social Security or other offset amounts.

  The years of credited service as of December 31, 1996 for each of the Named Executive Officers are as follows:

                                                                     CREDITED
                                                                     SERVICE
       NAME                                                           YEARS
       ----                                                          --------
       Richard M. Greenwood.........................................  1 year
       Robert P. Condon.............................................    None(1)
       Godfrey B. Evans............................................. 6 years
       William L. Sanders...........................................    None(1)
       James E. Stutz...............................................    None(1)

--------
(1) No participation due to plan suspension on February 28, 1994.

EMPLOYMENT CONTRACTS

  Mr. Greenwood and the Bank entered into an employment agreement in June 1995, providing for his employment as President and Chief Executive Officer of the Bank until June 1997, subject to extension, at an annual base salary of at least $415,000. If Mr. Greenwood's employment is terminated other than for cause or because of death, disability or retirement, his employment agreement provides that he will receive, subject to certain limitations, his full base salary until the second anniversary of the date of termination (provided, however, that during the second year following such date of termination, the Bank will only pay such base salary to the extent it exceeds the total cash compensation received by Mr. Greenwood from other employers during such period), plus the incentive compensation for the portion of the year preceding the date of termination that would have otherwise been payable. The employment agreement does not address termination in connection with a change in control of the Bank, which is governed by the terms of Mr. Greenwood's severance agreement. See "--Severance Agreements."

SEVERANCE AGREEMENTS

  Fidelity has entered into severance agreements (the "Severance Agreements") with Mr. Greenwood and certain other executive officers providing for severance benefits (a) in the event of terminations following a change in control of the Bank and (b) upon termination without cause under circumstances other than following a change in control. The purpose of the Severance Agreements is (i) to secure the employment of key executives, (ii) to ensure that executive management is reasonably compensated in the light of competitive industry practices and (iii) to ensure that the executive management team is able to concentrate on advising the Board of Directors and maintaining stability in the event of a change in control of the Bank.

  The initial term of each Severance Agreement is three years, with one-year renewals thereafter, subject to Board review and approval before each renewal. After a change in control, the Severance Agreement will continue automatically for two years. A "change in control" is generally defined in the Severance Agreement as: (a) acquisition of 25% or more of the Bank's voting stock by any "person" (as defined) with certain limited exclusions or (b) change in a majority of the members of the Board of Directors over a two-year period or
(c) stockholder approval of a merger or consolidation other than a merger or consolidation that results in the Bank owning 60% or more of the surviving entity or (d) the Bank entering into one or more agreements to sell or transfer to one or more third parties, in one transaction or a series of related transactions, assets and/or liabilities representing fifty (50) percent or more of the book value of its assets and/or liabilities. Each Severance Agreement will be terminated if the officer or the Bank experiences certain regulatory problems.

  Termination by the Bank because of disability, retirement or cause, or the officer's resignation (other than for "good reason" as described below) does not entitle the officer to any benefits under the Severance Agreement. Termination for "cause" requires either (i) a willful and continued failure of an officer to perform substantially all of such officer's duties or (ii) certain acts of dishonesty, incompetence or illegality. If, following a change in control, the officer is terminated or voluntarily terminates for "good reason," the officer is entitled to a specified multiple of base salary plus the annual costs of (i) the officer's automobile allowance, (ii) the officer's medical and dental premiums and (iii) 401(k) matching contributions made by the Bank for the officer's benefit.

  Termination by an officer for "good reason" means that an officer may terminate such officer's own employment and still receive benefits under the Severance Agreement if (among other reasons listed in the agreement) (1) such officer's status or position in the Bank has adversely changed from the date of the Severance Agreement, (2) the officer's base salary is reduced from its level on the date of the Severance Agreement, (3) the Bank fails to credit the officer for the correct number of vacation days, (4) the Bank requires the officer to be based at an office more than thirty-five miles from such officer's office on the date of the Severance Agreement or (5) after a change in control, either (a) the Bank fails to continue any benefit plan in which the officer was participating prior to the change in control or (b) the Bank does not allow the officer to continue to engage in any business or civic activities not related to the business of the Bank in which it had, before the change in control, allowed the officer to participate.

  In the event of termination following a change in control, Messrs. Condon, Evans, Sanders and Stutz would receive 2.0 times annual base salary plus 2.0 times the annual cost of the benefits specified above; and Mr. Greenwood would receive 2.5 times annual base salary plus 2.5 times the annual cost of the benefits specified above. In the event of termination without cause and not following a change in control, Messrs. Condon, Evans and Stutz would be entitled to receive an amount equal to their annual base salary in effect at termination.

  The officer is entitled to reimbursement for legal expenses for matters arising under the Severance Agreement following a change in control of the Bank unless a court finds that the officer seeks reimbursement of funds for litigating a position that a court determines was frivolous or brought in bad faith.

DIRECTOR COMPENSATION

  Board Retainer and Fees. Until February 1996, the Board of Directors retainer and meeting fee schedules for non-employee members of the Board of Directors provided for: (1) Board membership annual retainer of $25,000; (2) Board Chairmanship annual retainer of $10,000; (3) Committee Chairmanship annual retainer of $5,000; (4) Board meeting fees of $1,000 per meeting; and
(5) Committee meeting fees of $850 per meeting. In February 1996, the Board of Directors modified the retainers for Committee Chairmanships by increasing the annual retainer for the Chairmen of the Audit and Asset Quality and Loan Committees to $6,000 and decreasing the retainer for all other Committee Chairmen to $3,000. In February 1997, the Board approved an increase in the annual retainer to $30,000 for all directors who receive their retainers and fees in the form of deferred stock grants under the Non-Employee Director Compensation Program described below. Telephonic Board or Committee meetings fees are paid at the same rate as in-person meetings, except that telephonic meetings lasting less than 30 minutes are paid at 50% of the normal meeting fee rate. Any director who fails to attend at least 50% of the meetings held in any consecutive six-month period may forfeit a portion or all of his/her retainer for the subsequent six months, unless absences were due to illness or unavoidable circumstances, as approved by the Chairman of the Board. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in the performance of their duties.

  Non-Employee Director Retirement Plan. In November 1994, the Board of Directors of Fidelity approved a retirement plan for non-employee directors who have at least three years of Board service, including service on the Board prior to the 1994 restructuring and recapitalization by Citadel and the Bank (the "1994 Restructuring and Recapitalization"), and have reached the age of
55. Only directors initially elected prior to January 1, 1996 are eligible to participate in this plan.

  An eligible director shall, after termination from Board service for any reason other than cause, be entitled to receive a quarterly payment equal to one quarter of his/her average annual compensation (including compensation for service on the Board of any of the Company's subsidiaries), including all retainers and meeting fees, received during his/her last three years of Board service. Such payments shall commence at the beginning of the first fiscal quarter subsequent to termination and continue for a 3-year period. If a director's Board membership is terminated for cause, no benefits are payable under this plan.

  If a director's Board membership is terminated within two years following the effective date of a change in control, then he/she also shall be eligible for a lump sum payment in an amount that is the greater of: (1) 150% times average annual compensation during the preceding 3-year period, (2) the sum of all retirement benefits payable under normal retirement provisions described in the preceding paragraph or (3) $78,000.

  1996 Stock Option Plan. On December 11, 1995, the Board of Directors of the Bank adopted the 1996 Stock Option Plan and granted awards pursuant thereto to its non-employee directors subject to subsequent approval by the Bank's stockholders. At a special meeting held on February 9, 1996 the Bank's stockholders approved the plan and in May 1996, Bank Plus assumed the plan in connection with the Reorganization. Accordingly, each of the Company's and the Bank's non-employee directors has received options representing 23,000 shares of Bank Plus Common Stock. All such options were granted at an exercise price of $8.35 per share. Ten percent of the options granted to each non-employee director became exercisable immediately upon stockholder approval and another thirty percent became exercisable on the first anniversary of such approval; an additional thirty percent will become exercisable on each of the second and third anniversaries of stockholder approval.

  Non-Employee Director Compensation Program. At the February 26, 1997 joint meeting of the Boards of Directors of Bank Plus and Fidelity, both boards approved the Non-Employee Director Compensation Program to take effect immediately, subject to stockholder approval of the amended and restated 1996 Stock Option Plan. The program is designed to strengthen the relationship between directors and stockholders by aligning their interests through stock ownership.

  Under the new program, non-employee directors initially elected to the Board on or after January 1, 1996 will receive no cash compensation; their retainers and meeting fees will be paid in the form of deferred stock grants. Other non-employee directors may do so on a voluntary basis, until the annual meeting of stockholders in the year 2000, when it will become mandatory for all directors to receive their retainers and fees in the form of deferred stock grants. For example, assuming attendance at twelve Board meetings and eight Committee meetings, annual earnings of a director who chairs one Committee would be $51,800. At a stock price of $11 1/8 (the closing price for the Bank Plus Common Stock on March 26, 1997), a director would have 4,656 shares credited to his or her deferred stock account.

  In addition, subject to stockholder approval of the amended and restated 1996 Stock Option Plan, each non-employee director will receive automatic annual grants of options to purchase 2,500 shares of Bank Plus Common Stock, at an exercise price equal to the fair market value of the stock on the grant date, which will be fully vested and exercisable upon grant.

RELATED PARTY TRANSACTIONS

 Loans to Management

  Fidelity offers home loans to directors, officers, and employees of the Bank. These loans are made in the ordinary course of business and, in the judgment of management, do not involve more than the normal risk of collectibility. The loans are secured by real property and are made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with non-affiliated persons.

  However, pursuant to the provisions of Fidelity's employee loan program which existed prior to the enactment of FIRREA, the interest rate generally charged was one-half percent less than the rate for comparable transactions with non-affiliated persons on fixed-rate loans and was one percent below the margin on adjustable-rate loans. In addition, employees generally do not pay loan fees or closing costs on their loans. The rate on these types of loans remain at the reduced level only for so long as the individual obtaining the loan continues to be employed by, or serves as a director of, the Bank. Since the passage of FIRREA, Federal Reserve Board regulations applicable to savings institutions prohibit the making of preferential loans to directors and executive officers of Fidelity who perform policy-making functions. Accordingly, Fidelity no longer grants such loans to any director or any officer who influences corporate policy. Prior to the enactment of FIRREA, directors and executive officers with policy making functions could participate in Fidelity's employee loan program and to the extent they had loans outstanding on the effective date of FIRREA's enactment, such loans have grandfathered status. Listed below are the currently outstanding loans to executive officers.

                                       HIGHEST       UNPAID
                                     INDEBTEDNESS  BALANCE AS    INTEREST
                                        SINCE          OF        RATE AT
                                     DECEMBER 31, DECEMBER 31, DECEMBER 31, YEAR
   NAME                                  1994         1996         1996     MADE
   ----                              ------------ ------------ ------------ ----
   Godfrey B. Evans.................   $194,416     $181,330      5.823%    1987
   Godfrey B. Evans.................   $ 76,951     $ 73,451      7.339%    1989

 Greenwood Loan

  On July 30, 1996, the Board of Directors approved a personal loan to Mr. Greenwood in the principal amount of $265,000. The loan is payable on demand and is interest free. The proceeds of the loan were used by Mr. Greenwood to refinance an existing loan that had been made to Mr. Greenwood by Citadel in 1992 when Mr. Greenwood commenced his employment with Citadel.

 Insurance Commissions

  Johnson & Higgins served in 1996 as insurance broker for the Bank. During 1996, the Bank paid to Johnson & Higgins insurance premiums of approximately $3.0 million, with respect to which the Company has been advised that Johnson & Higgins has retained commissions of approximately $200,000. Mr. Gibbs, a director of Bank Plus and of Fidelity, is a principal and senior vice president of Johnson & Higgins.

 First Alliance Transaction

  Fidelity has entered into an agreement with First Alliance Corporation ("FACO") pursuant to which FACO will function as Fidelity's affinity partner in the development of real estate secured credit card receivables. Fidelity will provide the bank issuer presence required to initiate Visa and Mastercard accounts and the funding, up to a maximum aggregate amount of $175,000,000, with individual credit limits of $5,000 to $12,000. FACO will provide credit enhancement to mitigate any loss exposure Fidelity may have. Mark Mason, a member of the board of directors of Fidelity, is Executive Vice President and Chief Financial Officer and a director of FACO. George Gibbs, a director of both Bank Plus and Fidelity, is also a director of FACO.

BENEFICIAL OWNERSHIP OF BANK PLUS COMMON STOCK

 Security Ownership of Management

  The following table sets forth the shares of Bank Plus Common Stock beneficially owned as of March 26, 1997 by all directors and executive officers as a group, by each director, the CEO and the Named Executive Officers of the Company during 1996.

                           SHARES OF    SHARES UNDERLYING
                          COMMON STOCK OPTIONS EXERCISABLE   TOTAL    PERCENT OF
                          BENEFICIALLY  WITHIN 60 DAYS OF  BENEFICIAL   COMMON
NAME OF BENEFICIAL OWNER     OWNED      MARCH 26, 1997(1)  OWNERSHIP    STOCK
------------------------  ------------ ------------------- ---------- ----------
Norman Barker, Jr.......      1,250            9,200         10,450        *
Waldo H. Burnside.......        625            9,200          9,825        *
George Gibbs, Jr........        625            9,200          9,825        *
Lilly V. Lee............      1,250            9,200         10,450        *
Gordon V. Smith(2)......    100,112              --         100,112        *
Mark Sullivan III.......      2,750              --           2,750        *
Richard M. Greenwood....     12,500          120,000        132,500        *
Robert P. Condon........     12,500           67,500         80,000        *
Godfrey B. Evans........      5,250           57,500         62,750        *
William L. Sanders......        --            57,500         57,500
James E. Stutz..........      6,250           67,500         73,750        *
All directors and
 executive officers as a
 group (15 persons).....    155,612          451,800        607,412      3.3%

--------
(1) Options exercisable within 60 days of March 26, 1997 that were granted pursuant to the 1996 Stock Option Plan. See "Executive Compensation" and "Director Compensation" for discussion of the amounts and terms of such options.

(2) Shares are registered in the name of Gordon V. and Helen C. Smith Foundation, a Section 501(3)(c) organization of which Mr. Smith is president.

 * Represents less than one percent of the outstanding shares of Bank Plus Common Stock.

 Security Ownership by Others

  The following table sets forth, as of March 26, 1997, (i) the name of each person known to the Company to be the beneficial owner of more than 5% of the outstanding Bank Plus Common Stock, (ii) the total number of shares of Bank Plus Common Stock beneficially owned by each person and (iii) the percentage of all Bank Plus Common Stock outstanding held by each such person.

                                                 SHARES OF
                                              COMMON STOCK OF     PERCENT OF
                                                BENEFICIAL    BENEFICIALLY-OWNED
      NAME AND ADDRESS                             OWNER       COMMON STOCK(1)
      ----------------                        --------------- ------------------
      Boston Partners, Inc. .................    1,234,582(2)        6.8%
       Boston Partners Asset Managers, L.P.
       Desmond John Heathwood
       One Financial Center, 43rd Floor
       Boston, MA 02111
      CNA Financial Corporation..............    1,220,610           6.7%
       Continental Casualty Company
       CNA Plaza
       Chicago, IL 60685
      John Hancock Advisers, Inc. ...........    1,076,502           5.9%
       John Hancock Place
       P.O. Box 111
       Boston, MA 02199
      Jenswold, King and Associates, Inc. ...      991,104(3)        5.4%
       Two Post Oak Central
       1980 Post Oak Blvd., Suite 2400
       Houston, TX 77056

--------
(1) Except as otherwise indicated, the persons listed as beneficial owners of the shares have the sole voting and investment power with respect to such shares.

(2) Boston Partners, Inc., Boston Partners Asset Managers, L.P. and Desmond John Heathwood share voting and investment power with respect to these shares, as reported on a Schedule 13G dated February 7, 1997.

(3) Jenswold, King and Associates, Inc. has sole investment power with respect to all of these shares, and sole voting power with respect to 734,747 of these shares, according to a Schedule 13G dated February 21, 1997.

 Section 16(a) Beneficial Ownership Reporting Compliance

  Section 16(a) of the Exchange Act requires the directors and executive officers of the Company to file reports of ownership and changes in ownership of their equity securities of the Company. Directors and executive officers are required to furnish the Company with copies of all Section 16(a) forms they file.

  Based solely on its review of the copies of such reports received by it during or with respect to the year ended December 31, 1996, and/or written representations from such reporting persons, the Company believes that all reports required to be filed by such reporting persons during or with respect to the year ended December 31, 1996 were timely filed.

                                 LEGAL MATTERS

  The validity of the Merger Shares offered hereby will be passed upon by Gibson, Dunn & Crutcher LLP, Los Angeles, California, counsel to Bank Plus and Fidelity.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedules of Hancock as of December 31, 1996 and 1995 and for each of the years in the three year period ended December 31, 1996 included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to regulatory matters and the uncertainty about Hancock's ability to continue as a going concern) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of Bank Plus as of December 31, 1996 and 1995 and for each of the years in the three year period ended December 31, 1996 included in the Form 10-K/A attached to this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 OTHER MATTERS

  The Board of Directors of Hancock does not know of any matter to be presented at the Meeting other than those set forth above. However, if other matters come before the Meeting, it is the intention of the persons named in the accompanying Proxy to vote the shares represented by the Proxy in their discretion, taking into account any recommendations of the Board of Directors of Hancock on such matters, and discretionary authority to do so is included in the Proxy.

                    HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
INDEPENDENT AUDITORS' REPORT............................................... F-2

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995:
Consolidated Statements of Financial Condition............................. F-3
  Consolidated Statements of Operations.................................... F-4
  Consolidated Statements of Stockholders' Equity.......................... F-5
  Consolidated Statements of Cash Flows.................................... F-6
  Notes to Consolidated Financial Statements............................... F-7

FINANCIAL STATEMENTS AS OF MARCH 31, 1997 AND DECEMBER 31, 1996 AND FOR THE
 THREE MONTH PERIODS ENDED MARCH 31, 1997 AND 1996:
  Consolidated Statements of Financial Condition (Unaudited)............... F-23
  Consolidated Statements of Operations (Unaudited)........................ F-24
  Consolidated Statements of Cash Flows (Unaudited)........................ F-25
  Notes to Consolidated Financial Statements............................... F-26

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Hancock Savings Bank, FSB
Los Angeles, California:

  We have audited the accompanying consolidated statements of financial condition of Hancock Savings Bank, FSB and subsidiary (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hancock Savings Bank, FSB and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

  The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 2 to the consolidated financial statements, at December 31, 1996 and 1995, the Company did not meet the minimum capital requirements prescribed by the Office of Thrift Supervision ("OTS"). During 1996 and 1995, the Company operated under a regulatory agreement with the OTS that was superseded by a Cease and Desist Order (the "Order") entered into with the OTS in March 1997. The Order requires that, among other things, the Company must meet prescribed capital ratios by no later than June 30, 1997. In addition, on May 2, 1997, the Company was notified by the OTS that it is categorized as "significantly undercapitalized," and was given a Prompt Corrective Action Directive (the "Directive"). The Directive requires that, among other things, the Company must submit a capital restoration plan to the OTS within 45 days of May 2, 1997.

  If the Company is unable to meet minimum capital requirements of the Order or the additional requirements of the Directive, the OTS may take such further supervisory, enforcement or resolution action as it deems appropriate and can ultimately appoint a conservator or receiver. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          Deloitte & Touche LLP

April 17, 1997
(except Note
 2 as to
 which the
 date is May
 2, 1997)

                    HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             (DOLLARS IN THOUSANDS)

                                                              DECEMBER 31,
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
ASSETS
  Cash..................................................... $  5,450  $  4,465
  Federal funds sold.......................................    7,506       --
                                                            --------  --------
  Cash and cash equivalents................................   12,956     4,465
  Interest-bearing deposits with financial institutions....    2,476     1,587
  Investments (Notes 3 and 4):
    Mutual fund investments--available for sale............    3,000       --
    Mutual fund investments--trading.......................      --      8,198
    Mortgage-backed securities--available for sale.........      196       236
    Mortgage-backed securities--held to maturity...........    5,636     7,264
    Investment securities--held to maturity................   21,857    12,484
  Loans receivable, net (Note 4)...........................  144,729   153,473
  Real estate owned, net (Note 5)..........................    1,544     2,197
  Accrued interest receivable (Note 6).....................    1,260     1,270
  Investment in stock of the Federal Home Loan Bank, at
   cost....................................................    1,338     1,260
  Property and equipment, net (Note 7).....................    1,591     1,696
  Other assets.............................................    1,576     1,414
                                                            --------  --------
                                                            $198,159  $195,544
                                                            ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Deposits (Note 8)........................................ $190,073  $185,424
  Accounts payable and other liabilities...................    1,485     2,155
  SAIF accrual (Note 2)....................................    1,191       --
                                                            --------  --------
    Total liabilities......................................  192,749   187,579
                                                            --------  --------
COMMITMENTS AND CONTINGENCIES (Notes 2 and 10)
STOCKHOLDERS' EQUITY (Notes 2 and 11):
  Common stock, $6.40 par value; authorized, 5,000,000
   (1996) and 1,781,250 (1995) shares; issued and
   outstanding, 1,302,463 (1996) and 728,034 (1995) shares.    8,336     4,660
  Additional paid-in capital...............................    2,243     1,570
  (Accumulated deficit) retained earnings..................   (5,133)    1,736
  Net unrealized losses on securities available for sale,
   net of taxes of $0 and $(1) at December 31, 1996 and
   1995, respectively......................................      (36)       (1)
                                                            --------  --------
    Total stockholders' equity.............................    5,410     7,965
                                                            --------  --------
                                                            $198,159  $195,544
                                                            ========  ========

                See notes to consolidated financial statements.

                    HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1996     1995     1994
                                                     -------  -------  -------
INTEREST AND DIVIDEND INCOME:
  Loans............................................. $11,962  $11,959  $10,275
  Mortgage-backed securities........................     404      465      471
  Investment securities and other interest-earning
   assets...........................................   1,755    1,397    1,165
  Loan servicing fee income, net....................     321      371      394
                                                     -------  -------  -------
    Total interest and dividend income..............  14,442   14,192   12,305
                                                     -------  -------  -------
INTEREST EXPENSE:
  Deposits (Note 8).................................   8,331    8,036    6,042
  Other borrowings..................................       4        3        7
                                                     -------  -------  -------
    Total interest expense..........................   8,335    8,039    6,049
                                                     -------  -------  -------
    Net interest income.............................   6,107    6,153    6,256
PROVISION FOR ESTIMATED LOSSES ON LOANS (Note 4)....   6,975    3,499    1,549
                                                     -------  -------  -------
NET INTEREST (LOSS) INCOME AFTER PROVISION FOR
 ESTIMATED LOSSES ON LOANS..........................    (868)   2,654    4,707
                                                     -------  -------  -------
REAL ESTATE INCOME (LOSS):
  (Loss) income on real estate operations (Note 5)..    (112)     123     (353)
  Provision for loss on real estate held for sale
   (Note 5).........................................    (400)    (184)    (476)
                                                     -------  -------  -------
    Net real estate loss............................    (512)     (61)    (829)
                                                     -------  -------  -------
NONINTEREST INCOME:
  Other loan fees...................................      92       84       53
  Gain (loss) on sale of mutual fund investments....               15     (131)
  Excess servicing fees.............................     387
  Bank charges......................................     195      191      168
  Other.............................................     318      265      277
                                                     -------  -------  -------
    Total noninterest income........................     992      555      367
                                                     -------  -------  -------
NONINTEREST EXPENSE:
  Compensation and employee-related costs (Notes 10
   and 11)..........................................   2,579    2,642    2,668
  Facilities (Note 10)..............................     726      813      796
  Office supplies...................................     201      194      228
  Service bureau and related equipment rental.......     280      300      325
  SAIF insurance premium (Note 2)...................   1,750      535      512
  Professional services.............................     348      427      299
  Bank charges......................................     209      217      215
  Advertising.......................................      62       63       87
  Other general and administrative (Note 2).........     324      330      277
                                                     -------  -------  -------
    Total noninterest expense.......................   6,479    5,521    5,407
                                                     -------  -------  -------
LOSS BEFORE PROVISION FOR INCOME TAX EXPENSE (BENE-
 FIT)...............................................  (6,867)  (2,373)  (1,162)
INCOME TAX EXPENSE (BENEFIT) (Note 9)...............       2     (698)    (251)
                                                     -------  -------  -------
NET LOSS............................................ $(6,869) $(1,675) $  (911)
                                                     =======  =======  =======
LOSS PER SHARE...................................... $ (7.27) $ (2.30) $ (1.25)
                                                     =======  =======  =======

                See notes to consolidated financial statements.

                    HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                  NET UNREALIZED
                                                                  GAIN (LOSS) ON
                                                       RETAINED     SECURITIES
                           COMMON STOCK   ADDITIONAL   EARNINGS   AVAILABLE FOR
                         ----------------  PAID-IN   (ACCUMULATED  SALE, NET OF  STOCKHOLDERS'
                          SHARES   AMOUNT  CAPITAL     DEFICIT)       TAXES         EQUITY
                         --------- ------ ---------- ------------ -------------- -------------
BALANCE, JANUARY 1,
 1994...................   728,034 $4,660   $1,570     $ 4,322        $ 118         $10,670
  Unrealized
   depreciation on
   securities available
   for sale, net of
   taxes................                                               (172)           (172)
  Net loss..............                                  (911)                        (911)
                         --------- ------   ------     -------        -----         -------
BALANCE, DECEMBER 31,
 1994...................   728,034  4,660    1,570       3,411          (54)          9,587
  Unrealized
   appreciation on
   securities available
   for sale, net of
   taxes................                                                 53              53
  Net loss..............                                (1,675)                      (1,675)
                         --------- ------   ------     -------        -----         -------
BALANCE, DECEMBER 31,
 1995...................   728,034  4,660    1,570       1,736           (1)          7,965
  Issuance of common
   stock................   567,743  3,633      682                                    4,315
  Stock options
   exercised (Note 11)..     6,686     43       (9)                                      34
  Unrealized
   depreciation on
   securities available
   for sale.............                                                (35)            (35)
  Net loss..............                                (6,869)                      (6,869)
                         --------- ------   ------     -------        -----         -------
BALANCE, DECEMBER 31,
 1996................... 1,302,463 $8,336   $2,243     $(5,133)       $ (36)        $ 5,410
                         ========= ======   ======     =======        =====         =======


                See notes to consolidated financial statements.

                    HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1996      1995      1994
                                                  --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss........................................ $ (6,869) $ (1,675) $   (911)
 Reconciliation of net loss to net cash provided
  by (used in) operating activities:
   Accretion of discounts on investments and
    mortgage-backed securities...................               (314)     (191)
   Net decrease (increase) in mutual fund
    investments--trading.........................    8,198    (6,432)   14,862
   (Gain) loss on mutual fund investments--
    trading......................................                (15)      131
   Amortization of deferred loan fees, net.......     (210)     (235)     (315)
   Provision for loan and real estate losses.....    7,375     3,683     2,025
   Loss (gain) on sale of real estate............       95       (62)       54
   Depreciation..................................      189       252       247
   Decrease (increase) in accrued interest
    receivable...................................       10      (177)     (128)
   Federal Home Loan Bank stock dividend.........      (74)      (60)      (59)
   (Increase) decrease in other assets...........     (162)     (845)      455
   Deferred income taxes.........................                140        31
   Accrual of special SAIF assessment............    1,191
   (Decrease) increase in accounts payable and
    other liabilities............................     (670)      875      (104)
                                                  --------  --------  --------
     Net cash provided by (used in) operating
      activities.................................    9,073    (4,865)   16,097
                                                  --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Principal payments received on mortgage-backed
  securities.....................................    1,668       186       383
 Proceeds from sales of mortgage-backed
  securities--available for sale.................              1,727       --
 Purchase of investment securities--held to
  maturity.......................................  (33,857)  (15,323)  (10,668)
 Purchase of mortgage-backed securities-held to
  maturity.......................................      --        --     (1,982)
 Proceeds from maturities of investment
  securities--held to maturity...................   24,484    14,000       --
 Purchase of mutual fund investments--available
  for sale.......................................   (3,000)                --
 Net decrease (increase) in loans................    1,002    (6,740)  (10,980)
 Proceeds from sales of real estate..............    1,648     1,668     1,576
 Capitalized cost of real estate.................     (549)     (399)      (92)
 Purchase of Federal Home Loan Bank stock........       (4)      (56)      120
 Purchase of property and equipment..............      (84)      (71)      (47)
 Net (increase) decrease in interest-bearing
  deposits with financial institutions...........     (889)    4,364    (1,345)
 Other...........................................        1       (75)      --
                                                  --------  --------  --------
     Net cash used in investing activities.......   (9,580)     (719)  (23,035)
                                                  --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase in certificate account deposits
  and money market accounts......................    3,658     7,412     5,474
 Net increase (decrease) in demand deposits and
  passbook accounts..............................      991      (772)    1,914
 Proceeds from issuing common stock..............    4,315       --        --
 Proceeds from exercise of stock options.........       34       --        --
                                                  --------  --------  --------
     Net cash provided by financing activities...    8,998     6,640     7,388
                                                  --------  --------  --------
NET INCREASE IN CASH AND CASH EQUIVALENTS........    8,491     1,056       450
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR.....    4,465     3,409     2,959
                                                  --------  --------  --------
CASH AND CASH EQUIVALENTS, END OF YEAR........... $ 12,956  $  4,465  $  3,409
                                                  ========  ========  ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION--Cash paid (received) for:
 Interest........................................ $  8,346  $  8,036  $  6,053
                                                  ========  ========  ========
 Income taxes.................................... $     99  $   (171) $   (528)
                                                  ========  ========  ========
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING
 ACTIVITIES:
 Mortgage-backed securities transferred from
  available for sale to held to maturity.........                     $  7,542
                                                                      ========
 Real estate acquired through foreclosure........ $  8,558  $  4,681  $  7,353
                                                  ========  ========  ========
 Loans to facilitate sales of real estate owned.. $  7,576  $  3,387  $  7,235
                                                  ========  ========  ========

                See notes to consolidated financial statements.

                   HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      THREE YEARS ENDED DECEMBER 31, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation and Nature of Operations--The consolidated financial statements include the accounts of Hancock Savings Bank, FSB (the "Company") and its wholly owned subsidiary, Hancock Service Corporation. The Company is primarily engaged in attracting savings deposits and making loans collateralized by real estate and operates five branches serving individuals and small to medium-sized businesses in the Southern and Central California regions. Activities of the subsidiary are not material to the operations of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

  Investment Securities, Mortgage-Backed Securities and Mutual Fund Investments--The Company's investments are classified into three categories and accounted for as follows: (i) debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and (iii) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

  Loans Receivable--Loans are generally presented at amortized cost, based upon the Company's intention and ability to hold the loans for the foreseeable future.

  Interest on loans receivable is accrued as earned, except nonaccrual loans on which interest is normally discontinued whenever the payment of principal or interest is considered to be in doubt. When a loan is placed on nonaccrual, all previously accrued but not collected interest is reversed against current period income.

  The Company receives fees on loans that do not pertain to the origination process. These fees are recorded as income at the time of payment. Fees and costs associated with the loan origination process are deferred and amortized as interest income over the lives of the loans, using the level yield method.

  Allowance for Loan Losses--In each reporting period, the allowance for loan losses is increased by provisions for losses charged against operations in that period and recoveries of loans previously charged off, and is reduced by charge-offs of loans recognized in that period.

  The allowance is an estimate involving both subjective and objective factors, and its measurement is inherently uncertain, pending the outcome of future events. As discussed in Note 4, the Company has significant levels of impaired loans subject to valuation estimation. Management's determination of the adequacy of the allowance is based on an evaluation of the loan portfolio, previous loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, the value of collateral, and other relevant factors. The Company's lending is concentrated in multi-family residential loans and other real estate loans collateralized by properties in Southern and Central California. Southern and Central California include areas that have recently experienced adverse economic conditions, such as declining real estate values. Such factors adversely affected some borrowers' ability to repay loans and may indicate reductions in the value of collateral that may become a source of repayment of some loans. In addition, the Company is examined annually by regulatory authorities who have sometimes required adjustments to the allowance. Although management believes the level of the allowance as of December 31, 1996 is adequate to absorb losses inherent in the loan portfolio, additional deterioration in the economy of the Company's lending area and/or rising interest rates could result in levels of loan losses that cannot be reasonably predicted at that date.

                   HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

  Real Estate Owned--Real estate acquired through foreclosure is recorded at estimated fair value at the time of foreclosure. Any subsequent operating expense or income, reduction in estimated fair values, and gains or losses on disposition of such properties are included in current operations.

  Depreciation and Amortization--Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on a straight-line basis. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

  Income Taxes--Deferred tax liabilities or assets are calculated by applying applicable tax rates to the difference between the financial statement and tax bases of assets and liabilities currently recognized in the financial statements. Deferred taxes are provided for in the consolidated statements of operations in the amount of the net change during the year of the deferred tax balances in the consolidated statements of financial condition.

  Statement of Cash Flows--For purposes of reporting cash flows, cash includes cash on hand, amounts due from banks and federal funds sold.

  Loss per Share--Loss per share is based upon the weighted average number of shares of stock outstanding during each year. The weighted average number of shares used in the calculation of loss per share is 944,837, 728,034 and 728,034 in 1996, 1995 and 1994, respectively. Stock options are not included in the weighted average number of shares because they would have an antidilutive effect.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Recent Accounting Pronouncements--Management does not believe that any accounting pronouncements that became effective in 1996, 1995 or 1994, that have been issued and will become effective at a future date, have had or would have had (if adopted early) a material effect on the consolidated financial statements for the three years ended December 31, 1996. Disclosure requirements of new pronouncements have been included in these footnotes, if applicable.

  Reclassifications--Certain items in the consolidated financial statements for 1995 and 1994 were reclassified to conform to the 1996 presentation.

2. REGULATORY MATTERS

  Going Concern--The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company incurred net losses of $6,869,000, $1,675,000 and $911,000 during the years ended December 31, 1996,
1995, and 1994, respectively. At December 31, 1996 and 1995, the Company was not in compliance with certain provisions of a supervisory agreement (the "Agreement") entered into with the Office of Thrift Supervision ("OTS") in October 1994. At December 31, 1996 and 1995, the Company also was not in compliance with minimum regulatory capital requirements prescribed by the OTS. The Company's capital ratios cause the Company to be categorized as "undercapitalized" under the prompt corrective action provisions (the "PCA provisions") of the Federal

                   HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

Deposit Insurance Act. As a result of this condition at December 31, 1995, the Company received a Prompt Corrective Action Directive (the "1996 Directive") from the OTS. Although the Company raised additional capital sufficient to temporarily meet minimum regulatory requirements and to satisfy the targets established in the 1996 Directive, additional net losses in 1996 again caused the Company to fall out of compliance with minimum capital requirements.

  During March 1997, the Company entered into a Cease and Desist Order (the "Order") from the OTS. The Order replaces the Agreement, and requires the Company to raise additional capital, by June 30, 1997, sufficient for the Company to have minimum capital ratios required of an institution to be categorized as "well capitalized" under PCA provisions. Alternatively, the Company can merge or be acquired in order to be recapitalized. The Order also requires the Company to submit reports to the OTS concerning recapitalization efforts and to develop, submit to the OTS and implement various "plans," as defined--a business plan, a management plan, a plan to increase the size of the Board of Directors and enhance the Board's oversight of the Company, and an internal audit plan.

  On May 2, 1997, the Company was notified by the OTS that it is categorized as "significantly undercapitalized" under PCA provisions, and received a new Prompt Corrective Action Directive (the "1997 Directive"). The 1997 Directive orders the Company to submit an acceptable capital restoration plan with 45 days of May 2, 1997. Also, because the Company is categorized as "significantly undercapitalized," it is prohibited from growing total assets, increasing compensation or paying bonuses to senior executive officers, making acquisitions or opening new branches, and paying certain capital distributions or management fees. Certain of these restrictions may be removed with OTS permission and when a capital restoration plan is submitted by the Company and approved by the OTS.

  If the Company is unable to meet minimum capital requirements or other conditions of the Order or the 1997 Directive, one or more regulatory sanctions may result, including the appointment of a conservator or receiver. These factors, among others, may indicate that the Company will be unable to continue as a going concern. The consolidated financial statements do not include the adjustments, if any, that might have been required had the outcome of the above-mentioned uncertainties been known, or any adjustments relating to the recoverability of recorded assets amounts or the amounts of liabilities that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent on the Company's ability to comply with the terms of the Order and the 1997 Directive, meet prescribed capital requirements, maintain sufficient liquidity and, ultimately, return to profitability.

  Management Plans--Management and the Board of Directors have begun efforts to raise additional capital and comply with other terms of the Order and the 1997 Directive. Options being considered to raise capital include issuing securities and being acquired by another institution. However, as of May 2, 1997, a specific course of action has not been decided and there are no firm commitments from other parties to provide additional capital or to acquire the Company.

  Regulatory Capital Requirements--The Company is subject to various regulatory capital requirements administered by federal banking regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings and other factors.

  Quantitative measures established by regulation, notwithstanding the Order and the 1997 Directive, to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table

                   HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY below) of total capital to risk-weighted assets of 8.0%, and of core capital of 3.0% and tangible capital of 1.5%. In the table below, tier I capital to average assets is substantially the same as core capital for the Company.

  As of December 31, 1996 and 1995, the most recent notifications from the OTS categorized the Company as "undercapitalized" under PCA provisions. As discussed above, the Company was categorized as "significantly undercapitalized" on May 2, 1997, and will be required to achieve capital ratios enabling it to be categorized as "well capitalized" by June 30, 1997.

  The following table represents the Company's actual and required capital amounts and ratios as of December 31, 1996 and 1995:

                                                                       TO BE
                                                                    CATEGORIZED
                                                                      AS WELL
                                                                    CAPITALIZED
                                                                   UNDER PROMPT
                                                      FOR CAPITAL   CORRECTIVE
                                                       ADEQUACY       ACTION
                                         ACTUAL       PURPOSES(1)  PROVISIONS(2)
                                      -------------  ------------- -------------
                                      AMOUNT  RATIO  AMOUNT  RATIO AMOUNT  RATIO
                                      ------- -----  ------- ----- ------- -----
                                      (000'S)        (000'S)       (000'S)
As of December 31, 1996:
  Total capital (to risk weighted
   assets)........................... $8,254  6.03%  $10,959  8.0% $13,699 10.0%
  Tier I Capital (to risk weighted
   assets)...........................  6,637  4.84%      N/A  N/A    8,219  6.0%
  Tier I (core) capital (to average
   assets)...........................  6,637  3.34%    5,956  3.0%   9,926  5.0%
  Tangible capital...................  6,637  3.34%    2,978  1.5%     N/A  N/A
As of December 31, 1995:
  Total capital (to risk weighted
   assets)...........................  9,738  6.87%   11,337  8.0%  14,172 10.0%
  Tier I Capital (to risk weighted
   assets)...........................  7,966  5.62%      N/A  N/A    8,503  6.0%
  Tier I (core) capital (to average
   assets)...........................  7,966  4.07%    5,867  3.0%   9,779  5.0%
  Tangible capital...................  7,966  4.07%    2,934  1.5%     N/A  N/A

--------
(1) These ratios represent minimums required of all savings institutions.

(2) These ratios are the minimums required of the Company for capital adequacy under the terms of the Order entered into with the OTS in 1997.

  SAIF Assessment--During 1996, a special one-time assessment to recapitalize the SAIF deposit insurance fund was imposed upon institutions holding SAIF-insured deposits as of March 1995. Due to its weak capital position, the Company obtained an exemption from having to pay this assessment during 1996. However, management expects the exemption to expire if and when the Company exceeds the capital targets specified in the Order, and if and when payment of the assessment would not cause the Company to be in violation of capital targets specified by the OTS. The Company accrued $1,191,000 at December 31, 1996. For purposes of reporting regulatory capital and determining compliance with minimum capital ratios (see table above), the Company is not required to deduct this accrual.

                   HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

3. INVESTMENTS

  Investments consist of the following:

                                                       DECEMBER 31,
                                            -----------------------------------
                                                  1996              1995
                                            ----------------- -----------------
                                            AMORTIZED  FAIR   AMORTIZED  FAIR
                                              COST     VALUE    COST     VALUE
                                            --------- ------- --------- -------
                                                  (DOLLARS IN THOUSANDS)
Mutual fund investments--available for
 sale--
  Invested in short-term U.S. Treasury
   securities..............................  $ 3,026  $ 3,000
                                             =======  =======
Mutual fund investments--trading--
  Invested in short-term U.S. Treasury
   securities..............................                    $ 8,198  $ 8,198
                                                               =======  =======
Mortgage-backed securities--available for
 sale--issued by
  U.S. government agencies with stated
   maturities after ten years..............  $   206  $   196  $   238  $   236
                                             =======  =======  =======  =======
Mortgage-backed securities--held to
 maturity--issued by
  U.S. government agencies with stated
   maturities after ten years..............  $ 5,636  $ 5,642  $ 7,264  $ 7,267
                                             =======  =======  =======  =======
Investment securities--held to maturity--
 issued by:
  U.S. Treasury with stated maturities
   within one year.........................  $ 1,994  $ 2,000  $ 2,984  $ 2,970
  FNMA, FHLMC and FHLB with stated maturity
   within one through three years..........   19,863   19,784    9,500    9,509
                                             -------  -------  -------  -------
                                             $21,857  $21,784  $12,484  $12,479
                                             =======  =======  =======  =======

  Gross unrealized gains and losses on investments were as follows:

                                                           1996         1995
                                                       ------------ ------------
                                                        UNREALIZED   UNREALIZED
                                                       ------------ ------------
                                                       GAINS LOSSES GAINS LOSSES
                                                       ----- ------ ----- ------
                                                        (DOLLARS IN THOUSANDS)
   Mutual funds--available for sale...................        $26
   Mortgage-backed securities--available for sale.....         10          $ 2
   Mortgage-backed securities--held to maturity.......  $ 6          $ 3
   Investment securities--held to maturity............         73            5

  Gross realized gains and (losses) included in earnings on mutual fund investments held for trading purposes were $15,000 and $(131,000) in 1995 and 1994, respectively. During 1995, mortgage backed securities--available for sale of $1,727,000 were sold. At the sale date, fair value of the securities approximated cost. There were no sales of debt securities in 1996.

  Although stated maturities of mortgage-backed securities are after ten years, actual maturities are shorter due to scheduled payments and prepayments.

                   HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

4. LOANS RECEIVABLE

  Loans receivable consist of the following:

                                                              DECEMBER 31,
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
                                                               (DOLLARS IN
                                                               THOUSANDS)
Real estate loans:
  Conventional loans collateralized by first trust deeds:
    Residential--one to four units......................... $ 43,272  $ 48,774
    Residential--more than four units......................  117,088   122,577
    Commercial and land....................................   26,897    30,057
    Construction...........................................    7,071     4,377
  Loans collateralized principally by second trust deeds...    2,091     1,636
                                                            --------  --------
                                                             196,419   207,421
                                                            --------  --------
Less:
  Participants' portions, serviced for others (primarily
   residential)............................................   38,781    47,074
    Deferred loan fees, net of costs.......................      508       544
    Undisbursed loan funds.................................    3,914     1,677
    Allowance for estimated losses.........................    8,498     4,917
    Discount on loans and other............................      234        37
                                                            --------  --------
                                                              51,935    54,249
                                                            --------  --------
Loans to depositors, secured by deposit accounts...........       74       154
Other loans................................................      171       147
                                                            --------  --------
                                                                 245       301
                                                            --------  --------
                                                            $144,729  $153,473
                                                            ========  ========
Weighted average interest rate.............................     7.83%     8.00%
                                                            ========  ========

  The Company originates both adjustable and fixed interest rate real estate loans. At December 31, 1996, the composition of the fixed interest rate real estate loans (net of participants' portions) was as follows:

     TERM TO MATURITY                                                 BOOK VALUE
     ----------------                                                 ----------
                                                                       (DOLLARS
                                                                          IN
                                                                      THOUSANDS)
     1 year--10 years................................................   $2,462
     10 years to 20 years............................................      139
     Over 20 years...................................................    1,668
                                                                        ------
                                                                        $4,269
                                                                        ======

  The adjustable rate real estate loans of $149,455,000 (net of participants' portions and undisbursed loans), the majority of which adjust within one year, have interest rate adjustment limitations and are generally indexed to the Federal Home Loan Bank's Eleventh District cost of funds index, the federal cost of funds index or the prime rate. Future market factors may affect the correlation of the interest rate adjustment with the rates the Company pays on the short-term deposits that have been primarily utilized to fund these loans.

  At December 31, 1996, the Company had no outstanding commitments for new loan originations.

                   HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

  Activity in the allowance for estimated losses on loans is summarized as follows:

                                                           DECEMBER 31,
                                                      ------------------------
                                                       1996     1995    1994
                                                      -------  ------  -------
                                                      (DOLLARS IN THOUSANDS)
   Balance, beginning of year........................ $ 4,917  $2,135  $ 1,925
   Provision for estimated losses on loans...........   6,975   3,499    1,549
   Transfer (to) from contingent liability on loans
    sold with recourse...............................    (779)     49     (265)
   Charge-offs.......................................  (2,630)   (746)  (1,087)
   Recoveries........................................      10     130       13
   Other.............................................       5    (150)     --
                                                      -------  ------  -------
   Balance, end of year.............................. $ 8,498  $4,917  $ 2,135
                                                      =======  ======  =======

  Loans for which impairment has been recognized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114 are as follows:

                                                           DECEMBER 31,
                                                      ------------------------
                                                         1996         1995
                                                      -----------  -----------
                                                      (DOLLARS IN THOUSANDS)
      Impaired loans with no specific valuation
       allowances.................................... $       876  $     1,997
      Impaired loans with specific valuation
       allowances....................................      12,673       13,198
      Less specific valuation allowances.............      (4,852)      (2,717)
                                                      -----------  -----------
      Impaired loans, net of valuation allowances.... $     8,697  $    12,478
                                                      ===========  ===========
      Average recorded investment during the year.... $     9,628  $    10,598
      Interest income recognized using cash basis of
       accounting for impaired loans................. $        49  $        99

  The Company generally continues to recognize interest income on loans that are considered to be impaired until they are over 60 days past due. Thereafter, interest is recognized on a cash basis.

  Certain loan sales in 1989 contain defined recourse provisions. Gains on such sales were reduced by the estimated effect of the recourse provisions. Loans sold subject to recourse provisions had remaining unpaid principal balances at December 31, 1996 and 1995 of $29,952,000 and $36,857,000,
respectively. At December 31, 1996 and 1995, the Company had pledged mortgage-backed securities of $5,616,000 and $7,241,000, respectively, as security relative to the recourse contingencies associated with these loans. Actual losses incurred by the Company due to these recourse provisions may vary from the Company's estimate due to a number of factors beyond the Company's control. As of December 31, 1996 and 1995, a contingent liability of $989,000 and $216,000, respectively, was recorded and is included in other liabilities on the consolidated statements of financial condition.

5. REAL ESTATE OWNED

  Real estate owned consists of the following:

                                                           DECEMBER 31,
                                                      ------------------------
                                                         1996         1995
                                                      -----------  -----------
                                                      (DOLLARS IN THOUSANDS)
      Real estate acquired through foreclosure....... $     1,735  $     2,389
      Allowance for estimated losses on foreclosed
       real estate...................................        (191)        (192)
                                                      -----------  -----------
                                                      $     1,544  $     2,197
                                                      ===========  ===========

                    HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

  Real estate loss, net, consists of the following:

                                                              DECEMBER 31,
                                                            -------------------
                                                            1996   1995   1994
                                                            -----  -----  -----
                                                               (DOLLARS IN
                                                               THOUSANDS)
      (Expense) income from foreclosed real estate........  $ (17) $  61  $(299)
      (Losses) gains on sale of foreclosed real estate....    (95)    62    (54)
                                                            -----  -----  -----
                                                             (112)   123   (353)
      Provision for estimated loss on real estate held for
       sale...............................................   (400)  (184)  (476)
                                                            -----  -----  -----
                                                            $(512) $ (61) $(829)
                                                            =====  =====  =====

  Activity in the allowance for estimated losses on real estate owned is summarized as follows:

                                                              DECEMBER 31,
                                                            ------------------
                                                            1996   1995  1994
                                                            -----  ----  -----
                                                              (DOLLARS IN
                                                               THOUSANDS)
      Balance, beginning of year........................... $ 192  $ 43  $ 255
      Charge-offs..........................................  (401)  (74)  (688)
      Provision for estimated losses on foreclosed real
       estate..............................................   400   184    476
      Other additions......................................          39
                                                            -----  ----  -----
      Balance, end of year................................. $ 191  $192  $  43
                                                            =====  ====  =====

6. ACCRUED INTEREST RECEIVABLE

  Accrued interest receivable is summarized as follows:

                                                             DECEMBER 31,
                                                        -----------------------
                                                           1996        1995
                                                        ----------- -----------
                                                        (DOLLARS IN THOUSANDS)
      Loans and mortgage-backed securities............. $     1,385 $     1,462
      Investments......................................         296         198
                                                        ----------- -----------
                                                              1,681       1,660
      Less allowance for uncollectible interest........         421         390
                                                        ----------- -----------
                                                        $     1,260 $     1,270
                                                        =========== ===========

7. PROPERTY AND EQUIPMENT

  Property and equipment, net, consist of the following:

                                                              DECEMBER 31,
                                                         -----------------------
                                                            1996        1995
                                                         ----------- -----------
                                                         (DOLLARS IN THOUSANDS)
      Bank premises owned--land......................... $       420 $       420
      Bank premises owned--building.....................       1,030       1,030
      Leasehold improvements............................         969         965
      Furniture and equipment...........................       2,736       2,658
      Automobiles.......................................          14          14
                                                         ----------- -----------
                                                               5,169       5,087
      Less accumulated depreciation and amortization....       3,578       3,391
                                                         ----------- -----------
                                                         $     1,591 $     1,696
                                                         =========== ===========

                    HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

8. DEPOSITS

  Deposits consist of the following:

                                                        DECEMBER 31,
                                             -----------------------------------
                                                   1996              1995
                                             ----------------- -----------------
                                                      WEIGHTED          WEIGHTED
                                                      AVERAGE           AVERAGE
                                              AMOUNT    RATE    AMOUNT    RATE
                                             -------- -------- -------- --------
                                                   (DOLLARS IN THOUSANDS)
Commercial checking accounts--noninterest-
 bearing...................................  $ 10,974          $  9,530
Regular checking accounts..................    11,806   1.00%    11,564   1.00%
Money market checking and savings accounts.    15,759   2.00%    18,592   2.00%
Passbook accounts..........................     2,619   1.92%     3,314   1.93%
Certificate accounts under $100............   148,502   5.39%   141,230   5.54%
Certificates of $100 and greater...........       413   4.60%     1,194   5.61%
                                             --------          --------
                                             $190,073   4.48%  $185,424   4.55%
                                             ========          ========

  At December 31, 1996, maturities of certificate accounts are summarized as follows:

     YEAR ENDING DECEMBER 31                                            AMOUNT
     -----------------------                                          ----------
                                                                       (DOLLARS
                                                                          IN
                                                                      THOUSANDS)
         1997........................................................  $122,540
         1998........................................................    21,627
         1999........................................................     2,839
         2000........................................................     1,429
         2001........................................................       367
         Thereafter..................................................       113
                                                                       --------
                                                                       $148,915
                                                                       ========

  The Company's interest expense, by category, is as follows:

                                                           YEARS ENDED DECEMBER
                                                                   31,
                                                           --------------------
                                                            1996   1995   1994
                                                           ------ ------ ------
                                                               (DOLLARS IN
                                                                THOUSANDS)
      Regular checking accounts........................... $  115 $  127 $  119
      Money market checking and savings accounts..........    338    447    490
      Passbook accounts...................................     56     77     77
      Certificate accounts under $100.....................  7,780  7,257  5,216
      Certificates of $100, and greater...................     42    128    140
                                                           ------ ------ ------
                                                           $8,331 $8,036 $6,042
                                                           ====== ====== ======

                   HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

9. INCOME TAXES

  Income tax expense (benefit) consists of the following components:

                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                      1996     1995      1994
                                                     ------- --------  --------
                                                      (DOLLARS IN THOUSANDS)
      Current taxes (benefit):
        Federal..................................... $   --  $   (840) $   (351)
        State.......................................       2        2        69
                                                     ------- --------  --------
                                                           2     (838)     (282)
                                                     ------- --------  --------
      Deferred taxes:
        Federal.....................................              140      (170)
        State.......................................                        201
                                                     ------- --------  --------
                                                                  140        31
                                                     ------- --------  --------
                                                     $     2 $   (698) $   (251)
                                                     ======= ========  ========

  The Company's provision for income taxes for the years ended December 31, 1996 and 1995 differs from the amounts determined by applying the statutory federal tax rate to income before income taxes for the following reasons:

                                                   YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1996      1995      1994
                                                   -------   -------   -------
      Federal statutory tax rate.................    (35.0)%   (35.0)%   (35.0)%
      Increase (decrease) resulting from:
        State income taxes, net of federal income
         tax benefit.............................     (7.5)     (7.5)     (7.5)
        State net operating loss limitation......                7.5       6.4
        Valuation allowance--deferred tax asset..     42.5       5.5      17.4
        Other....................................                0.1      (2.9)
                                                   -------   -------   -------
                                                       0.0 %   (29.4)%   (21.6)%
                                                   =======   =======   =======

                    HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

  The components of the net deferred tax asset at December 31, 1996 and 1995 are as follows:

                                                           DECEMBER 31,
                                                      -------------------------
                                                          1996         1995
                                                      ------------  -----------
                                                      (DOLLARS IN THOUSANDS)
   FEDERAL
   Deferred tax liabilities:
     Loan fees....................................... $        252  $      282
     FHLB stock dividends............................          251         226
     Depreciation....................................                       11
     Provision for loan loss.........................          108
     Other...........................................           97          70
                                                      ------------  ----------
                                                               708         589
                                                      ------------  ----------
   Deferred tax assets:
     Deferred interest income........................          241         124
     Provision for losses on loans...................                      428
     Net operating losses............................        1,201
     Tax credits.....................................           51          63
     Contribution carryforward.......................            7
     Depreciation....................................            4
     SAIF assessment.................................          405
     Other...........................................                        6
                                                      ------------  ----------
                                                             1,909         621
                                                      ------------  ----------
   Net deferred tax asset--federal, before valuation
    allowance........................................        1,201          32
   Valuation allowance...............................       (1,201)        (32)
                                                      ------------  ----------
   Net deferred tax asset--federal...................          --          --
                                                      ------------  ----------
   STATE
   Deferred tax liabilities:
     Loan fees....................................... $         41  $       56
     FHLB stock dividends............................           84          75
     Other...........................................           32          23
                                                      ------------  ----------
                                                               157         154
                                                      ------------  ----------
   Deferred tax assets:
     Provision for losses on loans...................          312         574
     Deferred interest income........................           80          41
     California franchise tax net operating loss
      carryforward...................................          259         164
     SAIF assessment.................................          135
                                                      ------------  ----------
                                                               786         779
   Net deferred tax asset--state, before valuation
    allowance........................................          629         625
   Valuation allowance...............................         (629)       (625)
                                                      ------------  ----------
   Net deferred tax asset--state.....................          --          --
                                                      ------------  ----------
   Net deferred tax asset--federal and state......... $        --   $      --
                                                      ============  ==========

                   HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

  In computing taxes on income, savings and loan associations that meet certain definitional tests and other conditions prescribed by the Internal Revenue Code are allowed, within limitations, a bad debt deduction. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. The bad debt deduction is considered a temporary difference, and the effective federal tax rate is 35.0%. In accordance with SFAS No. 109, a deferred tax liability has not been recognized for the tax bad debt reserves that arose prior to December 31, 1987. At December 31, 1996 and 1995, the amount of these reserves was approximately $310,000. This amount represents allocations of earnings to bad debt reserves and is a restriction on retained earnings. Under current law, if, in the future, this portion of retained earnings is reduced for any purpose other than net operating losses or tax bad debt losses, including distributions in liquidation, federal income taxes will be imposed at the then-applicable rates. Cash dividends paid in excess of current earnings would be deemed to be paid from these reserves.

  The Company has a net operating loss carryforward of approximately $3,966,000 that expires 1998 through 2009.

  A valuation allowance has been established against deferred tax assets because of uncertainty as to the ultimate realization of these assets.

10. COMMITMENTS AND CONTINGENCIES

  Leases--The Company conducts a majority of its operations in leased facilities under noncancelable operating lease agreements and has an operating agreement with its service bureau. Presented below is a schedule of minimum rental payments due under these leases, which expire on various dates through 2003.

     YEAR ENDING
     DECEMBER 31                                                        AMOUNT
     -----------                                                      ----------
                                                                       (DOLLARS
                                                                          IN
                                                                      THOUSANDS)
      1997...........................................................    $503
      1998...........................................................     240
      1999...........................................................      83
      2000...........................................................      75
      2001...........................................................      34
      Thereafter.....................................................      34
                                                                         ----
                                                                         $969
                                                                         ====

  Certain leases provide for cost-of-living increases, as well as payment of property taxes, insurance and other items.

  Included in facilities expense for the years ended December 31, 1996, 1995 and 1994 are rental payments for office facilities of $380,000, $383,000, and $392,000, respectively.

  Litigation--The Company is involved in various litigation. In the opinion of management, based on the advice of legal counsel, the disposition of all pending litigation will not have a material effect on the Company's consolidated financial statements.

  Employee Benefits--The Company sponsors a defined contribution 401(k) plan benefiting substantially all employees with over one year of service. Participants may contribute up to 15% of their compensation (or the limit allowed by the law, if less) to their plan each year. The Company matches 25% of employee contributions up to 6% of compensation. For the years ended December 31, 1996, 1995, and 1994, the Company contributed $13,000, $15,000, and $12,000, respectively, in matching contributions. The Company offers no other post-employment benefits.

                   HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

11. STOCK OPTION PLANS

  Under an employee stock option plan, options are issued with an exercise price equal to market price at the date of grant and become exercisable 25% annually, commencing on the first anniversary of the date of grant.

  Changes in the status of stock options are summarized as follows:

                                                                   PRICE PER
                                                     OUTSTANDING     SHARE
                                                     ----------- --------------
   Balance, January 1, 1994.........................    41,846   $5.00 to $7.00
     Granted........................................    14,000   $4.75
     Terminated/expired.............................   (13,651)  $6.76 to $7.44
                                                       -------
   Balance, December 31, 1994.......................    42,195
     Granted........................................    29,550   $3.50 to $3.85
     Terminated/expired.............................   (11,945)  $4.75 to $7.27
                                                       -------
   Balance, December 31, 1995.......................    59,800
     Granted........................................    10,000   $8.63
     Terminated/expired.............................    (8,439)  $3.50 to $6.25
     Exercised......................................    (6,686)  $3.50 to $6.25
                                                       -------
   Balance, December 31, 1996.......................    54,675
                                                       =======

  At December 31, 1996, options for 17,138 shares are exercisable at $3.50 to $4.75 per share. An additional 13,575 options become exercisable in 1997 at $3.50 to $8.63 per share. At December 31, 1996, there were 75,648 shares available for future grant.

  The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and loss per share would have been increased by approximately $22,000, or $.02 per share, during the year ended December 31, 1996, and $12,000, or $.02 per share, during the year ended December 31, 1995. The fair value of the options granted for the years ended December 31, 1996 and 1995 was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%, volatility of 79%, risk-free interest rate of 6.5%, and an expected life of 4 years.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

  SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's instruments.

  Cash and Interest-Bearing Deposits--The carrying amounts for cash and interest-bearing deposits with financial institutions approximate fair value because they mature in one year or less and do not present unanticipated credit concerns.

  Investments, Mortgage-Backed Securities and Mutual Fund Investments--The fair value of investments, mortgage-backed securities, and mutual fund investments is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

                   HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

  Loans Receivable--Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as first mortgage, second mortgage and nonmortgage loans. Each loan category is further segmented into fixed- and adjustable-rate interest terms and by performing and nonperforming categories.

  The fair value of performing nonmortgage loans is calculated by the static discounted cash flow approach. These loans are assumed to be level payment, amortizing loans that generate monthly cash flow of interest and principal. Loans that reprice in more than three months are assumed to be fixed-rate loans, while loans that reprice in three months or less are assumed to be adjustable-rate loans with maturities assumed to be equal to the average maturity of the fixed-rate loans.

  The fair value of performing one-to-four mortgage loans is calculated by the option-based approach. Cash flows consist of scheduled principal, interest and prepaid principal. Prepayments were calculated by using a prepayment equation that relates the prepayment rate for a particular period to, among other things, the difference between the mortgage coupon rate and the current market interest rate. The coupon rate for adjustable-rate mortgages reflects any reported discount from the fully indexed rate and is constrained by any annual cap or lifetime cap that may apply.

  The fair value for performing other first-mortgage loans and second-mortgage loans is calculated by the static discounted cash flow approach. These loans are assumed to be level payment, amortizing loans that generate monthly cash flows of interest and principal. No prepayment assumptions are used unless the loan terms specify a balloon payment.

  The fair value for significant nonperforming loans is based on recent external appraisals of collateral. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

  Investment in the Stock of the Federal Home Loan Bank--The carrying amounts approximate fair values, as the stock may be sold back to the Federal Home Loan Bank at fair value.

  Deposit Liabilities--The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW, money market and checking accounts, is equal to the amount payable on demand as of December 31, 1996 and 1995. The fair value of fixed maturity deposits is calculated using the discounted value of contractual cash flows. The discount rate is based on the current wholesale certificate of deposit ("CD") interest rate.

                   HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

  Fixed maturity deposits are considered retail deposits and are assumed to remain on deposit until scheduled maturity. In addition to principal and accumulated interest, the cash flows of retail CDs include an estimate of the noninterest costs attributable to maintaining such deposits, based on an industry-wide average noninterest cost of retail CD balances at December 31, 1996 and 1995.

                                                       DECEMBER 31,
                                            -----------------------------------
                                                  1996              1995
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE    AMOUNT   VALUE
                                            -------- -------- -------- --------
                                                  (DOLLARS IN THOUSANDS)
Cash and cash equivalents.................. $ 12,956 $ 12,956 $  4,465 $  4,465
Interest-bearing deposits with financial
 institutions..............................    2,476    2,476    1,587    1,587
Investments:
  Mutual fund investments--available for
   sale (trading 1995).....................    3,000    3,000    8,198    8,198
  Mortgage-backed securities--available for
   sale....................................      196      196      236      236
  Mortgage-backed securities--held to
   maturity................................    5,636    5,642    7,264    7,267
  Investment securities--held to maturity..   21,857   21,784   12,484   12,479
Loans receivable, net......................  144,729  144,695  153,473  154,821
Investment in stock of the Federal Home
 Loan Bank.................................    1,338    1,338    1,260    1,260
Interest-bearing deposits..................  179,099  179,613  175,894  176,786
Noninterest-bearing deposits...............   10,974   10,974    9,530    9,530

  Limitations--Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                    HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

13. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                      FIRST   SECOND    THIRD   FOURTH
                                     QUARTER  QUARTER  QUARTER  QUARTER   YEAR
                                     -------  -------  -------  -------  -------
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                    AMOUNTS)
   1996:
     Interest income................ $3,669   $3,526   $ 3,651  $ 3,596  $14,442
     Interest expense...............  2,098    2,057     2,072    2,108    8,335
     Provision for estimated losses
      on loans......................    250      300     1,252    5,173    6,975
     Real estate loss, net..........    111       83        24      294      512
     Noninterest income.............    106      144       149      593      992
     Noninterest expense............  1,334    1,357     1,259    2,529    6,479
     Income tax (benefit) expense...     (5)     (43)       11       39        2
                                     ------   ------   -------  -------  -------
     Net loss....................... $  (13)  $  (84)  $  (818) $(5,954) $(6,869)
                                     ------   ------   -------  -------  -------
     Loss per share................. $(0.02)  $(0.12)  $ (0.29) $ (6.84) $ (7.27)
                                     ======   ======   =======  =======  =======
   1995:
     Interest income................ $3,331   $3,560   $ 3,635  $ 3,666  $14,192
     Interest expense...............  1,810    2,022     2,094    2,113    8,039
     Provision for estimated losses
      on loans......................     63      435     2,652      349    3,499
     Real estate loss, net..........     76      (35)        8       12       61
     Noninterest income.............    158      115       133      149      555
     Noninterest expense............  1,342    1,371     1,357    1,451    5,521
     Income tax expense (benefit)...     85      (51)     (519)    (213)    (698)
                                     ------   ------   -------  -------  -------
     Net income (loss).............. $  113   $  (67)  $(1,824) $   103  $(1,675)
                                     ======   ======   =======  =======  =======
     Earnings (loss) per share...... $ 0.16   $ (.09)  $ (2.51) $  0.14  $ (2.30)
                                     ======   ======   =======  =======  =======

                    HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                         MARCH 31,  DECEMBER 31,
                                                           1997         1996
                                                        ----------- ------------
                                                        (UNAUDITED)
ASSETS
Cash..................................................   $  3,711     $  5,450
Fed Funds sold........................................      3,691        7,506
                                                         --------     --------
Cash and cash equivalents.............................      7,402       12,956
Interest-bearing deposits with financial institutions.      1,682        2,476
Investments (Note 3):
  Mutual fund investments--available for sale.........      3,046        3,000
  Investment Securities--held to maturity.............     32,856       21,857
  Mortgage-backed securities--held to maturity .......      4,046        5,636
  Mortgage-backed securities--available for sale......        189          196
Loans receivable (net of allowance for losses of
 $8,538 and $8,498)...................................    145,522      144,729
Accrued interest receivable...........................      1,606        1,260
Real estate held for sale, net........................      1,181        1,544
Investment in stock of the Federal Home Loan Bank--at
 cost.................................................      1,360        1,338
Property and Equipment, net...........................      1,566        1,591
Other Assets..........................................      1,880        1,576
                                                         --------     --------
  Total Assets........................................   $202,336     $198,159
                                                         ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits..............................................   $194,645     $190,073
Accounts payable and other liabilities................      1,427        1,485
SAIF Accrual..........................................      1,191        1,191
                                                         --------     --------
  Total Liabilities...................................    197,263      192,749
                                                         --------     --------
Commitments and Contingencies
Stockholder's Equity:
  Common Stock, $6.40 par value; authorized
   5,000,000 shares; issued and outstanding, 1,302,463
   shares.............................................      8,336        8,336
  Additional paid-in capital..........................      2,243        2,243
  Accumulated deficit.................................     (5,465)      (5,133)
  Unrealized holding losses on mortgage-backed
   securities, net of tax.............................        (41)         (36)
                                                         --------     --------
    Total Stockholders' Equity........................   $  5,073     $  5,410
                                                         --------     --------
    Total Liabilities and Stockholder's Equity........   $202,336     $198,159
                                                         ========     ========

                    HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              THREE MONTHS
                                                             ENDED MARCH 31,
                                                            ------------------
                                                              1997      1996
                                                            ---------  -------
                                                               (UNAUDITED)
Interest and dividend income
  Loans receivable......................................... $   2,911  $ 3,100
  Mortgage-backed securities...............................        66      111
  Investment securities....................................       631      371
  Loan servicing fee income, net...........................        53       87
                                                            ---------  -------
    Total..................................................     3,661    3,669
Interest Expense
  Deposits.................................................     2,115    2,097
  Other Borrowings.........................................         1        1
                                                            ---------  -------
    Total..................................................     2,116    2,098
Provision for estimated losses on loans....................       360      250
                                                            ---------  -------
  Net interest income after provision for estimated losses
   on loans................................................     1,185    1,321
Real estate operations
  Real estate operations, net..............................       (50)     (39)
  Provision for loss on real estate........................       (46)     (72)
                                                            ---------  -------
    Total..................................................       (96)    (111)
Non interest income (loss)
  Other loan fees..........................................        16       18
  Loss on sale of mutual funds.............................       --       (49)
  Other....................................................       148      137
                                                            ---------  -------
    Total..................................................       164      106
Non interest expense
  Compensation and employee-related cost...................       811      658
  Facilities...............................................       177      187
  Advertising..............................................        13       14
  Office Supplies..........................................        59       50
  Service bureau and related equipment rental..............        73       70
  Other general and administrative.........................       452      355
                                                            ---------  -------
    Total..................................................     1,585    1,334
  Loss before income tax benefit...........................      (332)     (18)
  Income tax benefit.......................................       --        (5)
                                                            ---------  -------
NET LOSS................................................... $    (332) $   (13)
                                                            =========  =======
Net loss per share (Note 2)................................ $    (.25) $  (.02)
                                                            =========  =======
Weighted average shares outstanding........................ 1,302,463  728,034

                    HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                               THREE MONTHS
                                                                  ENDED
                                                                MARCH 31,
                                                             -----------------
                                                               1997     1996
                                                             --------  -------
                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.................................................. $   (332) $   (13)
  Reconciliation of net loss to net cash (used in) provided
   by operating activities:
    Accretion of discounts on investments...................               (16)
    Net decrease in mutual fund investments-trading.........             8,198
    Amortization of deferred loan fees, net.................      (54)     (54)
    Provision for loan and real estate losses...............      406      322
    Loss on sale of real estate.............................       25       22
    Depreciation............................................       44       53
    Increase in accrued interest receivable.................     (346)    (123)
    Federal Home Loan Bank stock dividend...................      (22)     (16)
    Increase in other assets................................     (304)     (17)
    Decrease in accounts payable and other liabilities......      (58)  (1,772)
                                                             --------  -------
      Net cash (used in) provided by operating activities...     (641)   6,584
                                                             --------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Principal payments received on mortgage-backed securities.    1,597      730
  Purchase of investment securities--held to maturity.......  (13,000)
  Proceeds from maturities of investment securities--held to
   maturity.................................................    2,000    7,500
  Purchase of mutual fund investments--available for sale...      (51)  (3,827)
  Net (increase) decrease in loans..........................     (989)   1,655
  Proceeds from sales of real estate........................      224      200
  Capitalized cost of real estate...........................      (42)    (342)
  Purchase of property and equipment........................      (19)     (17)
  Net decrease (increase) in interest-bearing deposits with
   financial institutions...................................      794   (1,695)
  Other.....................................................        1       (4)
                                                             --------  -------
      Net cash (used in) provided by investing activities...   (9,485)   4,200
                                                             --------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in certificate account deposits and money
   market accounts..........................................    3,474    2,426
  Net increase (decrease) in demand deposits and passbook
   accounts.................................................    1,098     (754)
                                                             --------  -------
      Net cash provided by financial activities.............    4,572    1,672
                                                             --------  -------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........   (5,554)  12,456
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............   12,956    4,465
                                                             --------  -------
CASH AND CASH EQUIVALENTS, END OF PERIOD.................... $  7,402  $16,921
                                                             ========  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION--Cash paid
 for:
  Interest.................................................. $  2,104  $ 2,098
                                                             ========  =======
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:
  Real estate acquired through foreclosure.................. $    683  $ 4,599
                                                             ========  =======
  Loans to facilitate sales of real estate owned............ $    793  $ 2,896
                                                             ========  =======

                See notes to consolidated financial statements.

                   HANCOCK SAVINGS BANK, FSB AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       THREE MONTHS ENDED MARCH 31, 1997

NOTE 1--BASIS OF PRESENTATION AND MANAGEMENT REPRESENTATIONS

  The unaudited consolidated financial statements include the accounts of Hancock Savings Bank, F.S.B., a Federal Savings Bank (the "Company") and its wholly owned subsidiary, Hancock Service Corporation. Activities of the subsidiary are not material to operations of the Company. All significant intercompany transactions and balances have been eliminated. The accounting and reporting policies of the Company conform with generally accepted accounting principles and general practice within the banking industry.

  The consolidated financial statements have been prepared in accordance with the requirements for interim financial statement presentation and, therefore, do not include all footnotes normally required for complete financial statement disclosure. While management believes that the disclosures presented are sufficient to make the information not misleading, reference may be made to the consolidated financial statements and notes thereto included elsewhere in this document for the year ended December 31, 1996.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  The accompanying consolidated statements of financial condition and statements of operations, and cash flows reflect, in the opinion of management, all material adjustments necessary for a fair presentation of the Company's financial position as of March 31, 1997 and results of operations and cash flows for the three-month periods ended March 31, 1997 and 1996. The results of operations for the three month period ended March 31, 1997 are not necessarily indicative of the results of operations for the full year ending December 31, 1997.

  Certain items in the 1996 financial statements have been reclassified to conform to the 1997 presentation.

NOTE 2--LOSS PER SHARE

  Loss per share is computed using the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three-month periods ended March 31, 1997 and 1996 was 1,302,463 and 728,034, respectively. Stock options are not included in the weighted average number of shares because they would have an antidilutive effect.

NOTE 3--INVESTMENTS

  Investments consist of the following:

                                               MARCH 31, 1997    DECEMBER 31,
                                                (UNAUDITED)          1996
                                              ---------------- ----------------
                                              AMORTIZED  FAIR  AMORTIZED  FAIR
                                                COST    VALUE    COST    VALUE
                                              --------- ------ --------- ------
                                                   (DOLLARS IN THOUSANDS)
   Mutual fund investments--available for
    sale.....................................  $3,077   $3,046  $3,026   $3,000
   Investment securities--held to maturity...  32,856   32,588  21,857   21,784
   Mortgage-backed securities--held to
    maturity.................................   4,046    3,988   5,636    5,642
   Mortgage-backed securities--available for
    sale.....................................     199      189     206      196

  Gross unrealized gains and losses on investments consist of the following:

                                                        MARCH 31,
                                                           1997     DECEMBER 31,
                                                       (UNAUDITED)      1996
                                                       ------------ ------------
                                                       GAINS LOSSES GAINS LOSSES
                                                       ----- ------ ----- ------
                                                        (DOLLARS IN THOUSANDS)
   Mutual fund investments--available for sale........        $31          $26
   Investment securities--held to maturity............        268           73
   Mortgage-backed securities--held to maturity.......         58      6
   Mortgage-backed securities--available for sale.....         10           10

  During June 1997, the Company sold $34.0 of investments from their held to maturity category. The investments and mortgage-backed securities sold had a realized loss of $146,000. Subsequently, the Company transferred the remaining investments and mortgage-backed securities classified as held to maturity to available for sale at fair value.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                             BANK PLUS CORPORATION
                          FIDELITY FEDERAL BANK, A FSB
                                      AND
                           HANCOCK SAVINGS BANK, FSB
                                 JUNE 25, 1997

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE I. THE MERGER......................................................  A-1
Section 1.1.  Structure of the Merger......................................  A-1
Section 1.2.  Effect on Outstanding Shares.................................  A-2
Section 1.3.  Exchange Procedures..........................................  A-3
Section 1.4.  Tax-Free Reorganization......................................  A-4
Section 1.5.  The Closing..................................................  A-4
Section 1.6.  Stock Options................................................  A-4
Section 1.7.  Conversion of Shares of Dissenting Common Stock..............  A-5
ARTICLE II. CONDUCT PENDING THE MERGER.....................................  A-5
Section 2.1.  Conduct of the Bank's Business Prior to the Effective Time...  A-5
Section 2.2.  Forbearance by the Bank......................................  A-5
Section 2.3.  Cooperation..................................................  A-7
Section 2.4.  Conduct by BPC Prior to the Effective Time...................  A-7
ARTICLE III. REPRESENTATIONS AND WARRANTIES................................  A-8
Section 3.1.  Definitions..................................................  A-8
Section 3.2.  Representations and Warranties of the Bank...................  A-8
Section 3.3.  Representations and Warranties of BPC and Acquirer........... A-20
ARTICLE IV. COVENANTS...................................................... A-23
Section 4.1.  Acquisition Proposals........................................ A-23
Section 4.2.  Certain Policies of the Bank................................. A-24
Section 4.3.  Labor and Employment Matters................................. A-24
Section 4.4.  Access and Information....................................... A-24
Section 4.5.  Regulatory Matters........................................... A-25
Section 4.6.  Right to Access and Information.............................. A-25
Section 4.7.  Actions...................................................... A-25
Section 4.8.  Publicity.................................................... A-26
Section 4.9.  Proxy Statement/Prospectus................................... A-26
Section 4.10. Stockholders' Meeting........................................ A-26
Section 4.11. Notification of Certain Matters.............................. A-26
Section 4.12. Advice of Changes............................................ A-26
Section 4.13. Current Information.......................................... A-26
Section 4.14. Additional Agreements........................................ A-26
Section 4.15. Loans........................................................ A-27
Section 4.16. Actions Contrary to Tax Free Treatment....................... A-27
Section 4.17. Notification of Pending OTS, State Regulator or FDIC Exams... A-27
Section 4.18. Transferability of BPC Common Stock.......................... A-27
Section 4.19. No Manipulation of BPC Common Stock.......................... A-27
Section 4.20. Termination of Employees..................................... A-27
Section 4.21. Indemnification Agreements................................... A-27
Section 4.22. Financial Statements......................................... A-27
Section 4.23. Insurance.................................................... A-27
ARTICLE V. CONDITIONS TO CONSUMMATION...................................... A-28
Section 5.1.  Conditions to Each Party's Obligations....................... A-28
Section 5.2.  Conditions to the Obligations of BPC and Acquirer............ A-28
Section 5.3.  Conditions to the Obligation of the Bank..................... A-29
ARTICLE VI. TERMINATION.................................................... A-30
Section 6.1.  Termination.................................................. A-30
Section 6.2.  Effect of Termination........................................ A-31

                                                                            PAGE
                                                                            ----
ARTICLE VII. INTENTIONALLY OMITTED......................................... A-31
ARTICLE VIII. EFFECTIVE DATE AND EFFECTIVE TIME............................ A-31
Section 8.1.  Effective Date and Effective Time............................ A-31
ARTICLE IX. OTHER MATTERS.................................................. A-32
Section 9.1.  Interpretation............................................... A-32
Section 9.2.  Waiver....................................................... A-32
Section 9.3.  Counterparts................................................. A-32
Section 9.4.  Governing Law................................................ A-32
Section 9.5.  Expenses..................................................... A-32
Section 9.6.  Notices...................................................... A-32
Section 9.7.  Entire Agreement; Binding Agreement; Third Parties........... A-34
Section 9.8.  Assignment................................................... A-34
Section 9.9.  Captions..................................................... A-34
Section 9.10. Construction of Agreement.................................... A-34
Section 9.11. Survival..................................................... A-34

  AGREEMENT AND PLAN OF MERGER, dated as of the 25th day of June, 1997 (this "Agreement"), by and among BANK PLUS CORPORATION, a Delaware corporation ("BPC"), FIDELITY FEDERAL BANK, A FEDERAL SAVINGS BANK ("Acquirer"), and HANCOCK SAVINGS BANK, A FEDERAL SAVINGS BANK (the "Bank").

                                   RECITALS:

  A. BPC. BPC has been duly incorporated and is an existing corporation in good standing under the laws of the State of Delaware.

  B. Acquirer. Acquirer is a federal savings bank organized under the laws of the United States. All the shares of the capital stock of Acquirer are owned directly by BPC.

  C. The Bank. The Bank is a federal savings bank organized under the laws of the United States. The Bank has 5,000,000 authorized shares of common stock, par value $6.40 per share ("Bank Common Stock"), of which 1,302,862 shares were outstanding as of the date hereof, and 1,000,000 authorized shares of preferred stock, par value $.01 per share, of which no shares were outstanding as of the date hereof (no other class of capital stock of the Bank being authorized). As of the date hereof, the Bank had an aggregate of 77,225 shares of Bank Common Stock reserved for issuance upon exercise of stock options, warrants or other rights ("Options") granted pursuant to its Hancock Savings Bank Incentive Stock Option Plan (the "Bank Stock Plan") and pursuant to a stock option agreement between the Bank and Kathleen Kellogg (the "Kellogg Option").

  D. Rights, Etc. The Bank does not have any shares of its capital stock reserved for issuance, any outstanding option, call or commitment relating to shares of its capital stock or any outstanding securities, obligations or agreements convertible into or exchangeable for, or giving any person any right (including, without limitation, preemptive rights) to subscribe for or acquire from it, any shares of its capital stock (collectively, "Rights"), except pursuant to stock options or other rights granted pursuant to the Bank Stock Plan and the Kellogg Option as previously disclosed to Acquirer.

  E. Board Approvals. The respective Boards of Directors of BPC, Acquirer and the Bank have duly approved this Agreement and have duly authorized its execution and delivery.

  F. Tax Treatment. For federal income tax purposes, it is intended that the Merger (as defined below) shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

  NOW, THEREFORE, in consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

                                  ARTICLE I.

                                  THE MERGER

  Section 1.1. Structure of the Merger. At the Effective Time (as defined in
Article 8), the Bank will merge (the "Merger") with and into the Acquirer, with the Acquirer being the surviving bank (the "Surviving Bank"), pursuant to the provisions of, and with the effect provided in, the Home Owners' Loan Act of 1933, as amended, and applicable regulations adopted thereunder ("HOLA"), and any other applicable law, rule, regulation, administrative interpretation, order, directive or other requirement of any governmental agency ("Applicable Law"). The separate corporate existence of the Bank shall thereupon cease. The name of the Surviving Bank shall be Fidelity Federal Bank, A Federal Savings Bank, and shall continue to be governed by HOLA and its separate corporate existence with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. At the Effective Time, the Charter and By-Laws of Acquirer, in effect immediately prior to the Effective Time, shall become the Charter and By-Laws of the Surviving Bank. At the Effective Time, the directors and officers of Acquirer shall become the directors and officers of the Surviving Bank. On and after the Effective Time, the offices of the Bank shall become Acquirer offices, which shall be the offices of the Surviving Bank. As of the Effective Time, the location of the home office of the Surviving Bank and of each branch office will be as set forth on Schedule
1.1 hereto. On and after the Effective Time, all saving accounts of the Bank, without reissue, shall be and become savings accounts in the Surviving Bank without change in their respective terms, including, without limitation, maturity, minimum required balances or withdrawal value. Each savings account of the Bank shall, as of the Effective Time, be considered, for all purposes thereafter, as if it had been a savings account of the Surviving Bank at the time it was opened and at all times thereafter until such account ceases to be a savings account of the Surviving Bank. On and after the Effective Time, the number, names, residence addresses and terms of directors of the Surviving Bank shall be as set forth on Schedule 1.1 hereto.

  Section 1.2. Effect on Outstanding Shares. (a) By virtue of the Merger, automatically and without any action on the part of the holders of Bank Common Stock, each share of Bank Common Stock issued and outstanding immediately prior to the Effective Time (other than shares as to which dissenters' rights are perfected under 12 C.F.R. Section 552.14, and any shares of Bank Common Stock that are owned by the Bank or any direct or indirect wholly-owned subsidiary of the Bank) shall become and be converted into the right to receive a number of shares, or fraction of a share, of common stock, par value $.01 per share ("BPC Common Stock"), of BPC (the "BPC Stock Consideration") (rounded to the nearest 1/10,000 of a share of BPC Common Stock) equal to the quotient obtained by dividing (a) the BPC Share (as defined below) times the number of shares of Bank Common Stock issued and outstanding immediately prior to the Effective Time. Notwithstanding any of the foregoing, each holder of Bank Common Stock who would otherwise have been entitled to receive a fraction of a share of BPC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of such fractional share of BPC Common Stock multiplied by the Market Value Per BPC Share.

  "Market Value Per BPC Share" means the average of the daily closing sales prices of a share of BPC Common Stock on the Nasdaq National Market ("NASDAQ"), as reported in The Wall Street Journal, during the twenty (20) consecutive trading days on which trades in BPC Common Stock occurred ending two (2) full trading days prior to the Effective Time.

  "BPC Stock Consideration Value" means the difference of Twelve Million Twelve Thousand Dollars ($12,012,000) minus the "Price Adjustment" (as defined below). The BPC Stock Consideration Value shall be set forth on a certificate (the "BPC Stock Consideration Certificate") prepared by the Bank and approved in accordance with Section 5.1.

  "Price Adjustment" means the sum of (i) 4.25% of the difference, whether positive or negative, of $190,073,000 minus the aggregate amount of deposits (excluding brokered deposits) of the Bank at June 30, 1997 plus (ii) the "Adjusted Net Book Value Differential" (as defined below); provided, however, that the Price Adjustment shall never be less than zero.

  "Adjusted Net Book Value Differential" means the difference, whether positive or negative, of $3.787 million minus the "Adjusted Net Book Value" (as defined below) of the Bank at June 30, 1997; provided, however, that if such difference equals an amount between $0 and positive $50,000, inclusive, such difference shall be deemed to equal $0.

  "Adjusted Net Book Value" of the Bank at June 30, 1997 shall equal the stockholders' equity of the Bank at June 30, 1997 determined in accordance with GAAP applied consistently with prior periods, (a) less the sum of the following, to the extent not already reflected in the calculation of the Bank's stockholders' equity on the Bank's balance sheet at June 30, 1997: (i) the Bank's costs and expenses of the transactions contemplated hereby, (ii) costs and expenses associated with termination of Bank leases on the Bank's Fairfax, Glendale and Wilshire offices following the Effective Date, (iii) costs and expenses associated with the termination of Bank employees under
Section 4.20 in contemplation of the Merger and (iv) costs and expenses relating to the cash out of the options pursuant to Section 1.6 hereof, (b) plus any amount paid to the Bank upon exercise of an Option between July 1, 1997 and the day ending two full trading days prior to the Effective Time and (c) minus (plus) unrealized loss
(gain) on securities available for sale or held for investment on the day ending two full trading days prior to the Effective Time.

  (b) If, between the date of this Agreement and the Effective Date, the outstanding shares of BPC Common Stock shall have been increased, decreased, changed or exchanged for a different number or kind of shares or securities by reason of any reclassification, recapitalization, splits, reverse splits, stock dividends, combination or other similar change in BPC's capitalization, the consideration to be issued to the holders of Bank Common Stock shall be correspondingly adjusted.

  (c) The shares of common stock of Acquirer issued and outstanding immediately prior to the Effective Time shall become shares of Common Stock of the Surviving Bank after the Merger and shall thereafter constitute issued and outstanding shares of capital stock of the Surviving Bank.

  Section 1.3. Exchange Procedures. (a) At and after the Effective Time, each certificate (each a "Certificate") previously representing shares of Bank Common Stock shall represent only the right to receive the BPC Stock Consideration.

  (b) As of the Effective Time, BPC shall deposit, or shall cause to be deposited, with American Stock Transfer (the "Exchange Agent"), for the benefit of the holders of shares of Bank Common Stock, for exchange in accordance with this Section 1.3, the number of shares of BPC Common Stock issuable in the Merger and the cash amount in lieu of fractional shares.

  (c) As soon as practicable after the Effective Time, BPC shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates the following: (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, which shall be in a form and contain any other reasonable provisions as BPC may determine; and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the BPC Stock Consideration. Upon the proper surrender of a Certificate to the Exchange Agent, together with a properly completed and duly executed letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing such number of BPC's shares of Common Stock as well as the cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions hereof and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of any shares of Bank Common Stock not registered in the transfer records of the Bank, a certificate representing the applicable number of BPC's shares of Common Stock may be issued to the transferee if the Certificate representing such Bank Common Stock is presented to the Exchange Agent, accompanied by documents sufficient, in the discretion of BPC and the Exchange Agent, (i) to evidence and effect such transfer and (ii) to evidence that all applicable stock transfer taxes have been paid.

  (d) From and after the Effective Time, there shall be no transfers on the stock transfer records of the Bank of any shares of Bank Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to BPC or the Surviving Bank, they shall be canceled and exchanged for the BPC Stock Consideration, as well as cash in lieu of fractional shares of BPC Common Stock, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 1.3.

  (e) Any portion of the aggregate BPC Stock Consideration, as well as cash in lieu of fractional shares of BPC Common Stock, that remains unclaimed by the stockholders of the Bank (the "Stockholders") for one year after the Effective Time shall be delivered by the Exchange Agent to BPC. Any Stockholders of the Bank who have not theretofore complied with this Section 1.3 shall thereafter look only to BPC for payment of their BPC Stock Consideration deliverable in respect of each share of Bank Common Stock such stockholder holds as determined pursuant to this Agreement. If outstanding Certificates are not surrendered or the payment for them not claimed prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other Applicable Law, become the property of BPC (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, none of BPC, the Surviving Bank, the Exchange Agent or any other person shall be liable to any former holder of Bank Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  (f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount as the Exchange Agent may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the BPC Stock Consideration deliverable in respect thereof pursuant to this Agreement.

  (g) Former shareholders of record of the Bank shall be entitled to vote after the Effective Time at any meeting of BPC stockholders the number of whole shares of BPC Common Stock into which their respective shares of Bank Common Stock are converted, regardless of whether such holders have exchanged their Certificates representing Bank Common Stock for BPC Common Stock pursuant to this Agreement. Until surrendered for exchange in accordance with the provisions of Section 1.3 of this Agreement, each Certificate theretofore representing shares of Bank Common Stock shall from and after the Effective Time represent for all purposes only the right to receive shares of BPC Common Stock and cash in lieu of fractional shares, as set forth in this Agreement. No dividends or other distributions declared or made after the Effective Time with respect to BPC Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate of Bank Common Stock with respect to the shares of BPC Common Stock represented thereby, until the holder of such Certificate of Bank Common Stock shall surrender such Certificate. Subject to the effect of Applicable Law, following surrender of any such Certificates of Bank Common Stock for which shares of BPC Common Stock are to be issued, there shall be paid to the holder of the Certificates, without interest, (i) the amount of any cash payable with respect to a fractional share of BPC Common Stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of BPC Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of BPC Common Stock.

  Section 1.4. Tax-Free Reorganization. The parties intend to adopt this Agreement as a Plan of Reorganization within the meaning of Section 368 of the Code and to consummate the Merger in accordance with Section 368(a)(2)(D) of the Code. If necessary, each of BPC, Acquirer and the Bank will use its best efforts to restructure this Agreement in order to cause the Merger to qualify as a tax-free reorganization.

  Section 1.5. The Closing. Upon satisfaction or satisfactory waiver of all conditions set forth in Article 5 of this Agreement, the closing (the "Closing") of the Merger shall take place at the offices of Gibson, Dunn & Crutcher LLP, 333 South Grand Avenue, Los Angeles, California 90071-3197 at 9:00 a.m. on the Effective Date, or such other place, time and date as BPC, Acquirer and the Bank may mutually agree.

  Section 1.6. Stock Options. Prior to the Effective Time, the Bank shall take appropriate action such that each Option granted pursuant to the Bank Stock Plan and the Kellogg Option that is outstanding and unexercised immediately prior to the Effective Time shall be canceled by the Bank in consideration of the payment by the Bank to each holder of such Options of an aggregate amount in cash equal to the positive difference, if any, of (a) the product of (i) the quotient obtained by dividing the BPC Stock Consideration Value by the number of shares of Bank Common Stock outstanding immediately prior to the Effective Time, multiplied by (ii) the number of shares of Bank Common Stock as to which such holder has Options, minus (b) the aggregate exercise price of such Options. At the Effective Time, each Option to purchase a share of Bank Common Stock pursuant to the Bank Stock Plan and the Kellogg Option shall terminate and be of no further force or effect, and any rights thereunder to purchase shares of Bank Common Stock shall also terminate and be of no further force or effect.

  Section 1.7. Conversion of Shares of Dissenting Common Stock. The Bank shall give BPC and Acquirer prompt notice upon receipt by the Bank of any written demands for appraisal rights, withdrawal of such demands and any other documents received or instruments served pursuant to 12 C.F.R. Section 552.14 and shall give BPC and Acquirer the opportunity to direct all negotiations and proceedings with respect to such demands. The Bank shall not voluntarily make any payment with respect to such demands for appraisal rights and shall not, except with the prior written consent of BPC or Acquirer, settle or offer to settle such demands. If any holders of shares of Bank Common Stock dissent from the Merger and exercise and perfect the right to obtain valuation of and payment for his or her shares of Bank Common Stock (the "Dissenting Shares") under the provisions of said Section, then (i) the Dissenting Shares will be deemed for all purposes to have been retired and canceled automatically immediately prior to the consummation of the Merger, with the effect that such shares will not be exchanged for the BPC Stock Consideration pursuant to
Section 1.2 hereof, and (ii) all payments to be made to the holders of such Dissenting Shares will be made directly by BPC.

                                  ARTICLE II.

                          CONDUCT PENDING THE MERGER

  Section 2.1. Conduct of the Bank's Business Prior to the Effective
Time. Except as expressly provided in this Agreement or as agreed to by BPC, during the period from the date of this Agreement to the Effective Time, the Bank shall, and shall cause its Subsidiaries (as defined below) to: (i) conduct its business and maintain its books and records in the usual, regular and ordinary course in all material respects consistent with (a) prudent banking practice, (b) the Cease and Desist Order dated March 28, 1997 (the "C&D") issued by the OTS, as in effect on the date hereof, a copy of which has been made available to BPC, and (c) the Prompt Corrective Action ("PCA") directive, a copy of which has been made available to BPC, (ii) use its commercially reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees, goodwill of the customers of the Bank and other advantageous business relationships and retain the services of its officers and key employees, (iii) except as required by Applicable Law, take no action which would adversely affect or delay the ability of the Bank, BPC, or the Acquirer to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement, and (iv) except as required by Applicable Law or as set forth in
Schedule 2.2, take no action that could be deemed to have a Material Adverse Effect (as defined in Section 3.1 hereof) on the Bank. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

  Section 2.2. Forbearance by the Bank. During the period from the date of this Agreement to the Effective Time, and except as contemplated by this Agreement, required by Applicable Law or as set forth in Schedule 2.2, the Bank shall not, and shall not permit any of its Subsidiaries, without the prior written consent of BPC (which consent shall be deemed to have been given if within five (5) business days after receipt by BPC of a written notice from the Bank of the Bank's intention to act contrary to any one of the covenants set forth in this Section 2.2, BPC shall not have given written notice to Bank of BPC's or Acquirer's objection to such action), to do any of the following:

    (a) other than in the ordinary course of business consistent with prudent banking practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; provided, however, that neither the Bank nor any of its Subsidiaries shall incur any indebtedness for borrowed money (including reverse repurchase agreements), other than deposits (excluding brokered deposits) and short-term borrowings, Federal Funds and Federal Home Loan Bank advances, in each case that do not exceed thirty
  (30) days in maturity;

    (b) change the number of shares of its authorized or issued capital stock or issue, grant or amend any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to the authorized or issued capital stock of the Bank or its Subsidiaries, or any securities convertible into shares of any such stock, or split, combine or reclassify any shares of its capital stock, or declare, set aside or pay any dividend, or other distributions (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Bank or its Subsidiaries or redeem or purchase or otherwise acquire any shares of such capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or liquidate, sell, transfer, assign, encumber or otherwise dispose of any shares of capital stock of the Bank or its Subsidiaries, except for the Bank's issuance of Bank Common Stock pursuant to the Bank Stock Plan and the Kellogg Option;

    (c) other than in the ordinary course of business consistent with prudent banking practice, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties, leases or assets to any person, or cancel, release or assign any indebtedness of any person, except pursuant to contracts or agreements in force at the date of this Agreement and disclosed to BPC;

    (d) enter into, renew or amend any employment agreement with any employee or director, voluntarily accelerate the vesting of any compensation or benefit or increase, in any manner, the compensation or fringe benefits of any of its employees or directors, or create or institute, or make any payments pursuant to, any severance plan, bonus plan, incentive compensation plan, or package, or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or directors, or become a party to, amend or commit itself to, or otherwise establish any trust or account related to, any Employee Plan (as defined in Section 3.2(o)), with or for the benefit of any employee, other than any amendment to any Employee Plan required by Applicable Law (provided that the Bank shall use its best efforts to minimize the cost of any such amendment as permitted under such Applicable Law);

    (e) other than in the ordinary course of business consistent with prudent banking practice, make any investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any person; provided, however, that no investment or series of related investments shall be made in an amount in excess of $100,000 except in (i) securities which would be reported under the caption "cash and cash equivalents" on the Bank's consolidated statement of financial condition and (ii) federal government securities with a maturity of not more than two (2) years, provided further, however, that in no event shall the Bank or any of its Subsidiaries make any acquisition of equity securities or business operations without BPC's prior written consent;

    (f) enter into, renew, amend or terminate any contract or agreement, or make any material change in any of its leases or contracts, other than any
  (i) loan or deposit agreement or (ii) lease, contract or other agreement, involving aggregate payments of $50,000 or less per annum, and either (x) having a term of less than or equal to one year or (y) which may be terminated with notice of thirty days without payment by the Bank or any of its Subsidiaries of a fee, penalty or other payment;

    (g) settle any claim, action or proceeding involving any liability of the Bank or any of its Subsidiaries for money damages in excess of $50,000, exclusive of contributions from insurers, or involving material restrictions upon the business or operations of the Bank or any of its Subsidiaries;

    (h) except in the ordinary course of business, waive or release any material right or collateral or cancel or compromise any extension of credit or other debt or claim;

    (i) make, renegotiate, renew, increase, extend or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except for loans, advances or commitments in amounts less than $250,000 made in the ordinary course of business consistent with prudent banking practice and made in conformity with applicable Bank policies and procedures or loans made pursuant to commitments made by the Bank prior to the date hereof;

    (j) change its method of accounting as in effect at December 31, 1996, except as required by changes in generally accepted accounting principles ("GAAP") as concurred in by the Bank's independent auditors, or as required by regulatory accounting principles or regulatory requirements and except as contemplated by Section 4.2;

    (k) enter into any new activities or lines of business, or cease to conduct any material activities or lines of business that it conducts on the date hereof, or conduct any material business activity not consistent with prudent banking practice;

    (l) amend its charter, by-laws or other similar governing documents;

    (m) make any capital expenditure which exceeds (A) $50,000 per project or related series of projects or (B) $100,000 in the aggregate;

    (n) hold any meeting with the Appeals Office of the Internal Revenue Service or any similar state taxing authority to settle or compromise any audit, examination or other proceeding with respect to any federal or state income tax liability of the Bank or any of its Subsidiaries without prior notification to BPC and allowing a representative of BPC to attend, but not participate in, such meeting;

    (o) execute Form 870-AD or comparable document agreeing to the finality of any audit, examination or other proceeding with respect to any federal or state income tax liability of the Bank or any of its Subsidiaries;

    (p) merge or consolidate with any other person or acquire any capital stock of or other equity interest in any person or create any subsidiary;

    (q) make application for the opening, relocation or closing of any, or open, relocate or close any, branches;

    (r) change in any material manner its lending or pricing policies or approval policies for making loans, its investment policies, its deposit pricing policies, its asset/liability management policies, its internal asset review and reserving policies, or any other material banking policies;

    (s) engage or participate in any material transaction or incur or sustain any material obligation not in the ordinary course of business;

    (t) book reserves for loan losses of less than $50,000 per month;

    (u) increase the Bank's total average cost of deposits by more than 0.25% above its current total average cost of deposits as of the date hereof; and

    (v) agree to, or make any commitment to, take any of the actions prohibited by this Section 2.2.

  Section 2.3. Cooperation. Each of the Bank, BPC and Acquirer shall cooperate with one another in completing the transactions contemplated hereby and shall not take, cause to be taken or agree or make any commitment to take any action: (i) that is intended or may reasonably be expected to cause any of its representations or warranties set forth in Article III hereof not to be true and correct, or (ii) that is inconsistent with or prohibited by Article II; except in any case as may be required by Applicable Law.

  Section 2.4. Conduct by BPC Prior to the Effective Time. Except as expressly provided in this Agreement, during the period from the date of this Agreement to the Effective Time, BPC shall (a) not take any action which would reasonably be expected to adversely affect or delay the ability of BPC, Acquirer or the Bank to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated by this Agreement or to perform its covenants or agreements on a timely basis under this Agreement, (b) amend its Certificate of Incorporation in any respect that materially and adversely affects the rights and privileges attendant to the BPC Common Stock, or (c) agree to, or make any commitment to, take any of the actions prohibited by this Section 2.4.

                                 ARTICLE III.

                        REPRESENTATIONS AND WARRANTIES

  Section 3.1. Definitions. As used in this Agreement, the term "Material Adverse Effect" means an effect that (i) is material and adverse to the business, properties, assets, liabilities, financial condition or results of operations of the Bank or BPC, as the context may dictate, and its Subsidiaries taken as a whole, or (ii) significantly and adversely affects the ability of the Bank or BPC, as the context may dictate, to consummate the Merger by September 30, 1997 or to perform its material obligations hereunder, provided however, that any actions taken by the Bank or any of its Subsidiaries at the request of BPC with respect to the matters described in
Section 4.2 of this Agreement or any consequences of such actions shall not, individually or in the aggregate, constitute a Material Adverse Effect on the Bank.

  Section 3.2. Representations and Warranties of the Bank. The Bank represents and warrants to BPC and Acquirer that:

    (a) Recitals True. The facts set forth in the Recitals of this Agreement with respect to the Bank are true and correct in all material respects.

    (b) Capital Stock. All outstanding shares of capital stock of the Bank and its Subsidiaries are duly authorized, validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights. As of the date hereof, the Bank has 5,000,000 authorized shares of common stock, par value $6.40 per share, of which 1,302,862 shares are issued and outstanding, and 1,000,000 authorized shares of preferred stock, of which no shares have been designated. The shares of capital stock of each of the Bank's Subsidiaries are owned directly or indirectly by the Bank free and clear of all liens, claims, encumbrances and restrictions on transfer, and there are no Rights with respect to such capital stock.

    (c) Qualification. Each of the Bank and its Subsidiaries has the power and authority, and is duly qualified in all jurisdictions where such qualification is required, except for jurisdictions in which the failure to so qualify would not have a Material Adverse Effect on the Bank or its Subsidiaries. Each of the Bank and its Subsidiaries carry on its business as it is now being conducted and to own all its properties and assets, and it has all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except for such authorizations as would not have a Material Adverse Effect on the Bank or its Subsidiaries.

    (d) Subsidiaries. The only Subsidiaries of the Bank are those listed on
  Schedule 3.2(d). The Bank is a federal savings bank duly organized, validly existing and in good standing under the laws of the United States of America. The deposit accounts of the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Savings Association Insurance Fund (the "SAIF") to the fullest extent permitted by law, and, except as set forth on Schedule 3.2(d), all premiums and assessments required to be paid in connection therewith have been paid when due by the Bank. Each of the Subsidiaries of the Bank is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. The minute books of the Bank and each of its Subsidiaries contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since December 31, 1994 of their respective Stockholders and Boards of Directors (including committees of their respective Boards of Directors).

    (e) Authority and Stockholder Approvals.

      (i) The Bank has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of all necessary stockholder and regulatory approvals, consents or nonobjections, as the case may be, to consummate the transactions contemplated hereby. Subject to the receipt of all necessary stockholder approvals, the execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of the Bank. This Agreement has been duly and validly executed and delivered by the Bank and (assuming due authorization, execution and delivery by BPC) constitutes a valid and binding agreement of the Bank enforceable against the Bank in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, conservatorship, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

    (ii) The affirmative vote of at least two-thirds of the outstanding shares of Bank Common Stock entitled to vote on this Agreement is the only vote of holders of any of the capital stock of the Bank or any of its Subsidiaries required for approval of this Agreement and consummation of the Merger.

  (f) No Violations; Consents and Approvals.

    (i) Neither the execution, delivery and performance of this Agreement by the Bank nor the consummation by the Bank of the transactions contemplated hereby will constitute (A) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of the Bank or any of its Subsidiaries or to which the Bank or any of its Subsidiaries (or any of their respective properties) is subject, which breach, violation or default would have a Material Adverse Effect on the Bank or any of its Subsidiaries, (B) a breach or violation of, or a default under, the charter or by-laws or similar organizational documents of the Bank or any of its Subsidiaries or (C) a material breach or violation of, or a material default under (or an event which with due notice or lapse of time or both would constitute a material default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of the Bank or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which the Bank or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be bound or affected, which breach, violation or default would have a Material Adverse Effect on the Bank or any of its Subsidiaries.

    (ii) Except for (A) the filing of an application with the Office of Thrift Supervision (the "OTS") and approval of such application, (B) the filing with the Department of Justice, the FDIC, the Federal Reserve Bank and the Comptroller of the Currency of the OTS application, (C) the adoption of this Agreement by the requisite vote of the Stockholders of the Bank, (D) the filing of the articles of combination effecting the Merger with the OTS (the "Articles of Combination"), and (E) such consents and approvals of third parties which are not Governmental Entities (as defined below) the failure of which to obtain will not have and would not be reasonably expected to have a Material Adverse Effect on the Bank, no consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") or with any third party are necessary in connection with the execution and delivery by the Bank of this Agreement and the consummation by the Bank of the Merger and the other transactions contemplated hereby, and the Bank knows of no reason why the Requisite Regulatory Approvals (as defined in Section 5.1(b)) should not be obtained.

  (g) Financial Statements. Set forth in Schedule 3.2(g) are copies of (i) the consolidated statements of financial condition of the Bank and its Subsidiaries as of December 31 for the fiscal years 1994, 1995 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996, in each case accompanied by the audit report of Deloitte & Touche LLP, independent auditors with respect to the Bank and (ii) the unaudited consolidated statements of financial condition of the Bank and its Subsidiaries as of March 31, 1996 and March 31, 1997 and the related unaudited consolidated statements of operations for each of the three-month periods then ended. The December 31, 1996 consolidated statement of financial condition of the Bank (including the related notes, where applicable) fairly presents the consolidated financial position of the Bank and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.2(g) (including the related notes, where applicable) fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and, where applicable, changes in shareholders' equity and consolidated financial position of the entity or entities to which they relate for the respective fiscal periods or as of the respective dates therein set forth. Each of such statements (including the related notes, where applicable) complies, in all material respects, with applicable accounting requirements and with the published rules and regulations of the OTS, with respect thereto, and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto. The Bank has not changed its independent auditing firm since 1987, and there has been no disagreement (as such term is used in Item 304 of Regulation S-K promulgated under the Securities Act of 1933, as amended (the "Securities Act")) between the Bank and its independent auditing firm(s) since 1992 concerning any aspect of the manner in which the Bank maintains its books and records or the manner in which it has reported upon its financial condition and results of operations during such period.

  (h) Bank Reports.

    (i) The Bank has previously made available to BPC an accurate and complete copy of each (A) report and schedule filed since January 1, 1994 by the Bank with the OTS, as the case may be, pursuant to HOLA or other Applicable Law (the "Bank Reports") and (B) communications mailed by the Bank to its Stockholders since January 1, 1994, and no such report, schedule or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Except as set forth in Schedule 3.2(h)(i), the Bank has timely filed, all Bank Reports and other documents required to be filed by it under HOLA, the Securities Exchange Act and other Applicable Law, and, as of their respective dates, all Bank Reports complied in all material respects with the published rules and regulations of the OTS, with respect thereto, except where the failure to timely file or comply would not have a Material Adverse Effect.

    (ii) The Bank and each Bank Subsidiary have each timely filed, except where the failure to file would not have a Material Adverse Effect, all monthly, quarterly, semiannual and annual reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1994 with (A) the OTS, (B) the FDIC, (C) the SAIF, (D) the Federal Housing Finance Board ("FHFB"), (v) the Federal Home Loan Bank of San Francisco ("FHLBSF"), (F) any state banking commission or other regulatory authority ("State Regulator"), and (G) the National Association of Securities Dealers, Inc. and any other self-regulatory organization ("SRO") (all governmental and regulatory entities set forth in this Section 3.2(h) are collectively referred to as the "Regulatory Agencies"), and all other material reports and statements required to be filed by them since December 31, 1994, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the OTS, the FDIC, SAIF, FHFB, FHLBSF, any State Regulator or any SRO, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of the Bank and its Subsidiaries, and except as set forth in Schedule 3.2(h)(ii), no Regulatory Agency has initiated any proceeding or, to the best knowledge of the Bank, investigation into the business or operations of the Bank or any of its Subsidiaries since December 31, 1994. Except as set forth on Schedule 3.2(h)(ii), there is no unresolved material violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Bank or any of its Subsidiaries.

  (i) Absence of Certain Changes or Events. Except as disclosed on Schedule 3.2(i), any other Schedule delivered pursuant to this Agreement or the Bank Reports filed prior to the date of this Agreement, since December 31, 1996,
(A) the Bank and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with prudent banking practice, and (B) there has not been any change in the assets, liabilities, financial condition, properties, business or results of operations of the Bank or its Subsidiaries, or any occurrence, development or event of any nature (including without limitation any earthquake or other act of God), which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the Bank.

  (j) Taxes.

    (i) Except as set forth in Schedule 3.2(j): (A) all Tax Returns required to be filed by or on behalf of the Bank or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects; (B) the Bank and its Subsidiaries have paid all Taxes (whether or not shown on any Tax Return) for any period ending on or before the Effective Date or adequate provision has been made for any such Taxes in the financial statements of the Bank and its Subsidiaries (in accordance with GAAP); (C) there is no audit examination, deficiency assessment, or refund litigation currently pending with respect to any Taxes of the Bank or any of its Subsidiaries; (D) all Taxes due with respect to completed and settled examinations or concluded litigation relating to the Bank or any of its Subsidiaries have been paid in full or adequate provision has been made for any such amounts in the financial statements of the Bank and its Subsidiaries (in accordance with GAAP); (E) no extensions or waivers of statutes of limitations have been given by or requested with respect to any Taxes of the Bank or any of its Subsidiaries; and (F) there are no liens for Taxes upon the assets or property of any of the Bank or its Subsidiaries except for statutory liens for current Taxes not yet due.

    (ii) Except for the affiliated group among the Bank and its Subsidiaries, the Bank has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of combined, consolidated or unitary group for state, local or foreign Tax purposes. The Bank has not filed a consent pursuant to the collapsible corporation provisions of Section 341(f) of the Code (or any corresponding provision of state, local or foreign income Tax law) or agreed to have Section 341(f)(2) of the Code (or any corresponding provision of state, local or foreign income Tax law) apply to any disposition of any asset owned by it. The Bank has not made or will not make a consent dividend election under Section 565 of the Code.

    (iii) Except as set forth in Schedule 3.2(j), the Bank has not agreed to make, nor is it required to make, any adjustment under Sections 481(a) or 263A of the Code or any comparable provision of state or foreign tax laws by reason of a change in accounting method or otherwise. The Bank has taken no action that is not in accordance with prudent banking practice that could defer a liability for Taxes of the Bank from any taxable period ending on or before the Effective Date to any taxable period ending after such date.

    (iv) The Bank is not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in connection with the Merger, any change of control of the Bank or any other transaction contemplated by this Agreement, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

    (v) The Bank is not, and has not been, a United States real property holding corporation (as defined in Section 897(C)(2) of the Code) during the applicable period specified in Section 897(C)(1)(A)(ii) of the Code.

    (vi) The Bank does not have and has not had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States and such foreign country, and, except as set forth in Schedule 3.2(j), the Bank has not engaged in a trade or business within any foreign country.

    (vii) The Bank is not party to any joint venture, partnership, or other arrangement or contract which could reasonably be expected to be treated as a partnership for federal income tax purposes.

    (viii) All outstanding options to acquire equity of the Bank that purport to be or were otherwise intended (when issued) to be treated as "incentive stock options" ("ISOs") within the meaning of Section 422 of the Code (and any predecessor provision and any similar provision applicable state, local or other Tax law) were issued in compliance with such section. All such outstanding options currently qualify for treatment as ISOs, and are held by persons who are employees of the Bank.

    (ix) As used in this Agreement, (A) the term "Tax" or "Taxes" means taxes and other impost, levies, assessments, duties, fees or charges imposed or required to be collected by any federal, state, county, local, municipal, territorial or foreign governmental authority or subdivision thereof, including, without limitation, income, excise, gross receipts, ad valorem, profits, gains, property, sales, transfer, use, payroll, employment, severance, withholding, duties, intangible, franchise, personal property, and other taxes, charges, levies or like assessments, together with all penalties and additions to tax and interest thereon, and (B) the term "Tax Return" shall mean any return, report, information return or other document (including elections, declarations, disclosures, schedules, estimates, and other returns or supporting documents) with respect to Taxes.

  (k) Absence of Claims; Undisclosed Liabilities.

    (i) No litigation, proceeding, claim or controversy involving any court or governmental agency is pending, and there is no pending claim, action or proceeding against the Bank or any of its Subsidiaries, or challenging the validity or propriety of the transactions contemplated by this Agreement, and, to the best knowledge of the Bank, except as set forth in Schedule 3.2
  (k)(i), no such litigation, proceeding, controversy, claim or action has been threatened, in each case as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, would, individually or in the aggregate have or be reasonably expected to have a Material Adverse Effect on the Bank. There are no claims (statutory or otherwise), demands, proceedings or other actions pending or, to the best knowledge of the Bank, threatened against the Bank or any of its Subsidiaries by (A) any of their present or former employees or (B) any person who sought to become employed by the Bank or any of its Subsidiaries.

    (ii) Except as set forth in Schedule 3.2(k)(ii), there is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Bank, any of its Subsidiaries or the assets of the Bank or any of its Subsidiaries which has had, or could reasonably be expected to have, a Material Adverse Effect on the Bank.

    (iii) Except (A) as set forth in Schedule 3.2(k)(iii) and any other schedules hereto, (B) for those liabilities that are reflected or reserved against on the consolidated financial statements, including the notes thereto, of the Bank as of March 31, 1997 and (C) for liabilities incurred in the ordinary course of business consistent with prudent banking practice since March 31, 1997 and that, either alone or when combined with all similar liabilities, have not had, and could not reasonably be expected to have, a Material Adverse Effect on the Bank, neither the Bank nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that would be required to be reflected in the financial statements of the Bank.

  (l) Absence of Regulatory Actions. Except as set forth in Schedule 3.2(l), neither the Bank nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state governmental authorities charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank and/or savings and loan deposits ("Government Regulators") nor has it been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

  (m) Agreements.

    (i) Except as disclosed in Schedule 3.2(m)(i), neither the Bank nor any of its Subsidiaries is a party to an oral or written (A) consulting agreement (including data processing, software programming and licensing contracts) involving the payment of more than $25,000 per annum, in the case of any such agreement with an individual, or $25,000 per annum, in the case of any other such agreement, (B) agreement with any executive officer or other key employee of the Bank or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered or any payments or rights are accelerated, upon the occurrence of a transaction involving the Bank or any of its Subsidiaries of the nature contemplated by this Agreement and which provides for the payment of more than $25,000, (C) agreement with respect to any executive officer of the Bank or any of its Subsidiaries providing any term of employment or compensation guarantee extending for a period longer than one year and for the payment of more than $25,000 per annum, (D) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, or (E) except as set forth in Schedule 3.2(m)(i)(E), agreement containing covenants that limit the ability of the Bank or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, the Bank (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency) or any other material contract (as defined in
  Item 601(b)(10) of Regulation S-K) to be performed after the date hereof. Each contract, arrangement, commitment or understanding with an aggregate annual payment by the Bank of $50,000 or more, whether or not set forth in
  Schedule 3.2(m)(i), is referred to herein as a "Material Bank Contract." The Bank has previously delivered to BPC true and correct copies of each Material Bank Contract.

    (ii) Except as set forth in Schedule 3(m)(ii), (A) each Material Bank Contract is a valid and binding obligation of the Bank or one of its Subsidiaries and is in full force and effect, (B) the Bank and each of its Subsidiaries have in all material respects performed all obligations required to be performed by it to date under each Material Bank Contract,
  (C) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material default on the part of the Bank or any of its Subsidiaries under any such Material Bank Contract, except where such default, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on the Bank and
  (D) no other party to such Material Bank Contract is, to the best knowledge of the Bank, in default in any respect thereunder.

  (n) Labor Matters. Neither the Bank or any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is the Bank or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor, is there any strike, other labor dispute or organizational effort involving the Bank or any of its Subsidiaries pending or threatened. Except as set forth in Schedule 3.2(n), no employee, director, or agent of the Bank or its Subsidiaries, currently, or since December 31, 1994, has claimed, filed, or to the Bank's knowledge threatened to file any (i) discrimination charges; (ii) employment litigation; (iii) wage and error issues; (iv) occupational safety and health administration issues; or (v) intellectual property claims. Except as set forth in Schedule 3.2(n), there are no employment, consulting or severance agreements or other agreements of a similar nature whatsoever (collectively "Employee Agreements") between the Bank or any of its Subsidiaries and any officer, director, employee or agent of the Bank or any of its Subsidiaries or any of their respective family members, including, without limitation, any such agreement concerning the continued employment or use of such officer, director, employee, agent or family member after the consummation of the transactions contemplated by this Agreement, or any other benefits to be granted to any such officer, director, employee, agent or family member, upon, after or in connection with the consummation of the transactions contemplated by this Agreement. Except as set forth in Schedule 3.2(n), there are no such Employee Agreements under which the transactions contemplated herein: (i) will require any payment by the Bank or any of its Subsidiaries to, or any consent or waiver from, any officer, director, employee or agent of the Bank or any of its Subsidiaries, or any other Person, or (ii) will result in a change of any nature in the rights or any party under an agreement with any officer, director, employee or agent of the Bank, or any other Person, including, without limitation, any acceleration or change in the award, grant, vesting or determination of options, warrants, rights, severance payments, or other contingent obligations of any nature whatsoever of the Bank or any of its Subsidiaries. Except as set forth on
Schedule 3.2(n), the Bank or its Subsidiaries have no agreements with any employee or officer that are inconsistent with the status of all employees and officers of the Bank and its Subsidiaries being "at-will" employees. Each reference in this Agreement to "officer," "director," "employee" or "agent" of the Bank and its Subsidiaries shall include, without limitation, both current and former officers, directors, employees and agents (including, without limitation, consultants), as the case may be, of the Bank and its Subsidiaries. Acquirer has been provided with true, correct and complete copies of all Employee Agreements.

  (o) Employee Benefit Plans. Schedule 3.2(o) contains a complete list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, employment, termination, severance, medical, health and other benefit plans, contracts, agreements, arrangements, including, but not limited to, "employee benefit plans", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto in respect to any present or former directors, officers, or other employees of the Bank or any of its Subsidiaries (hereinafter referred to collectively as the "Employee Plans"). (i) All of the Employee Plans comply in all material respects with all applicable requirements of ERISA, the Code and other Applicable Laws; neither the Bank nor any of its Subsidiaries has engaged in a "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any Employee Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject the Bank to a tax or penalty imposed by either Section 4975 or 4976 of the Code or Section 502 of ERISA; and all contributions required to be made under the terms of any Employee Plan have been timely made or have been reflected on the balance sheets contained or incorporated by reference in the Reports; (ii) no liability to the Pension Benefit Guaranty Corporation (the "PBGC") (except for payment of premiums) has been incurred, and no condition exists that presents a material risk to the Bank or any ERISA Affiliate (as defined below) of incurring such a liability, with respect to any Employee Plan which is subject to Title IV of ERISA ("Pension Plan"), or with respect to any "single-employer plan" (as defined in Section 4001(a)(15) of ERISA) currently or formerly maintained by the Bank or any entity (an "ERISA Affiliate") which is considered one employer with the Bank under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate Plan"); and no proceedings have been instituted to terminate any Pension Plan or ERISA Affiliate Plan; (iii) no Pension Plan or ERISA Affiliate Plan had an "accumulated funding deficiency" (as defined in Section 302 of ERISA (whether or not waived)) as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Pension Plan and ERISA Affiliate Plan exceeds the present value of the "benefit liabilities" (as defined in Section 4001(a)(16) of ERISA) under such Pension Plan or ERISA Affiliate Plan as of the end of the most recent plan year with respect to the respective Pension Plan or ERISA Affiliate Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Pension Plan or ERISA Affiliate Plan prior to the date hereof, and there has been no material change in the financial condition of any such Pension Plan or ERISA Affiliate Plan since the last day of the most recent plan year; and no notice of a "reportable event" (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Pension Plan or ERISA Affiliate Plan within the 12-month period ending on the date hereof; (iv) neither the Bank nor any ERISA Affiliate has provided or is required to provide security to any Pension Plan or to any ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code; (v) neither the Bank nor any ERISA Affiliate has contributed to any "multiemployer plan", as defined in Section 3(37) of ERISA, on or after September 26, 1980; (vi) each Employee Plan which is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA), and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service deeming such plan to be so qualified (a "Qualified Plan"); and no condition exists that is likely to result in revocation of any such favorable determination letter; (vii) all Employee Plans covering current or former non-U.S. employees comply in all material respects with applicable local law, and there are no material unfunded liabilities with respect to any Employee Plan which covers such employees; (viii) there is no pending or threatened material litigation, administrative action or proceeding relating to any Employee Plan (other than benefit claims made in the ordinary course);
(ix) there has been no announcement or commitment by the Bank or any Subsidiary to create an additional Employee Plan, or to amend an Employee Plan except for amendments required by Applicable Law; (x) the Bank and its Subsidiaries do not have any obligations for retiree health and life benefits under any Employee Plan except as set forth in Schedule 3.2(o), and there are no such Employee Plans that cannot be amended or terminated without incurring any liability thereunder; (xi) except as set forth in Schedule 3.2(o), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will automatically accelerate, or give the Bank or any Subsidiary the right to accelerate, the time of payment or vesting, or increase the amount, of compensation due to any employee; (xii) except as specifically identified in Schedule 3.2(o), and subject to the conditions, limitations and assumptions specified therein, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment or series of payments by the Bank or any Subsidiary of the Bank to any person which is an "excess parachute payment" (as defined in Section 280G of the Code) under any Employee Plan, increase or secure (by way of a trust or other vehicle) any benefits or compensation payable under any Employee Plan, or accelerate the time of payment or vesting of any such benefit or compensation, and (xiii) with respect to each Employee Plan, the Bank has supplied to BPC a true and correct copy, if applicable, of (A) the two most recent annual reports on the applicable form of the Form 5500 series filed with the Internal Revenue Service (the "IRS"), (B) such Employee Plan, including all amendments thereto, (C) each trust agreement and insurance contract relating to such Employee Plan, including all amendments thereto and the most recent financial statements thereof, (D) the most recent summary plan description for such Employee Plan, including all amendments thereto, if the Employee Plan is subject to Title I of ERISA, (E) the most recent actuarial report or valuation if such Employee Plan is a Pension Plan, (F) the most recent determination letter issued by the IRS if such Employee Plan is a Qualified Plan and (G) the most recent financial statements and auditor's report relating to each Employee Plan, if applicable.

  (p) Title to Assets. The Bank and each of its Subsidiaries have good and marketable title to their respective material properties and assets (including any intellectual property asset such as, without limitation, any trademark, service mark, trade name or copyright) other than (i) as reflected in the Bank Reports and (ii) property as to which it is the lessee. The furniture, fixtures and equipment and the leasehold improvements of the Bank are in adequate working condition, normal wear and tear excepted, for the conduct of the business currently conducted by the Bank.

  (q) Compliance with Laws. Except as set forth in Schedule 3.2(q) and the other schedules to this Agreement, the Bank and each of its Subsidiaries:

    (i) holds and has at all times held all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted, except where the failure to hold or make any such permit, license, certificate of authority, order, approval, filing, application or registration, as applicable, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on the Bank; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the knowledge of the Bank, no suspension or cancellation of any of them is threatened; and

    (ii) is in compliance, in the conduct of its business, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Americans With Disabilities Act, all other applicable fair lending laws or other laws relating to discrimination and the Bank Secrecy Act, except where the failure to be in compliance with any of the foregoing would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on the Bank.

  (r) Fees. Other than financial advisory services performed by Hovde Financial, Inc. and Smith & Crowley, Inc. for which the Bank assumes the sole responsibility for payment, neither the Bank nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder's fees, and no broker or finder has acted directly or indirectly for the Bank, its directors or any Subsidiary of the Bank, in connection with this Agreement or the transactions contemplated hereby.

  (s) Environmental Matters.

    (i) Except as set forth in Schedule 3.2.(s), with respect to the Bank and each of its Subsidiaries:

      (A) Each of the Bank and its Subsidiaries and the Participation Facilities (as defined below), to the extent of the Bank's or any of its Subsidiaries' participation in the management of such Participation Facility, are, and have been, in substantial compliance with all Environmental Laws (as defined below);

      (B) There is no suit, claim, action, demand, executive or administrative order, directive or proceeding pending or threatened, before any court, governmental agency or board or other forum against the Bank or any of its Subsidiaries or any Participation Facility relating to the Bank's or any of its Subsidiaries' participation in the management of such Participation Facility (y) for alleged noncompliance with, or liability under, any Environmental Law or (z) relating to the presence of or release into the environment of any Hazardous Material (as defined below), whether or not occurring at or on a site owned, leased or operated by it or any of its Subsidiaries;

      (C) The properties currently or formerly owned or operated by the Bank or any of its Subsidiaries and the Participation Facilities (including, without limitation, soil, groundwater or surface water on or under the properties, and buildings thereon) are not and were not contaminated with any Hazardous Material (as defined below) that would reasonably be expected to give rise to a Material Adverse Effect on the Bank;

      (D) Neither the Bank nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Federal, state, local or foreign Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

    (ii) The following definitions apply for purposes of this Section 3.2(s):
  (x) "Participation Facility" means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property;
  (y) "Environmental Law" means (i) any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, directive, executive or administrative order, judgment, decree, injunction, requirement or agreement with any Governmental Entity, (A) relating to the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, structures, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (B) relating to the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended. The term "Environmental Law" includes, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Disposal Amendments thereto), the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, the Federal Hazardous Materials Transportation Act and also includes, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material; and (z) "Hazardous Material" means any substance (i) in any concentration which is or could be detrimental to human health or safety or to the environment, or
  (ii) currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

  (t) Classified Loans. The Bank has identified to BPC in writing prior to the date hereof all non-residential loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest bearing assets of the Bank and its Subsidiaries with a current contractual balance in excess of $50,000 (with respect to commercial loans and multi-family loans) that, as of May 15, 1997 have been criticized or classified by it or any bank examiner as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classified", "Criticized", "Credit Risk Assets", "Concerned Loans" or words of similar import. The valuation reserves for all Other Real Estate Owned of the Bank are adequate in the aggregate in relation to the assets in question in accordance with GAAP and are in accordance with the standards set by the OTS for savings associations as provided in Applicable Law, as such standards may be amended from time to time, and the Bank's policies and procedures existing as of January 1, 1997. The Bank's allowance for possible credit losses is adequate in the aggregate in relation to the outstanding loans, leases and other extensions of credit of the Bank and is in accordance with the safety and soundness standards administered by, and the practices and procedures of, the OTS and FDIC as such standards, practices and procedures may be amended from time to time. From January 1, 1997 to the date hereof, the Bank has made loan loss reserves of not less than $50,000 per month.

  (u) Material Interests of Certain Persons. Except as set forth in Schedule 3.2(u), no officer or director of the Bank or any Subsidiary of the Bank, or any "associate" (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of any such officer or director, has any material interest in any material contract or property (whether real or personal, tangible or intangible) used in or pertaining to the business of the Bank or any of its Subsidiaries.

  (v) Insurance. Schedule 3.2(v) contains an accurate and complete description of all policies of general liability, theft, life, fire, workers' compensation, health, directors' and officers', and other forms of insurance owned or held by the Bank (specifying the insurer, amount of coverage, type of insurance, policy number and any pending claims thereunder involving more than $50,000 of which the Bank has knowledge). Except as set forth in Schedule 3.2(v), the Bank and its Subsidiaries are presently insured, and since December 31, 1994 have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with prudent banking practice, customarily be insured. All of the insurance policies and bonds maintained by the Bank and its Subsidiaries are in full force and effect, the Bank and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion. Since December 31, 1994, no claim by the Bank or any of its Subsidiaries on or in respect of an insurance policy or bond has been declined or refused by the relevant insurer or insurers where the declination or refusal of such claim would reasonably be expected to have a Material Adverse Effect on the Bank. Between the date hereof and the Effective Time, the Bank and its Subsidiaries will use commercially reasonable efforts to maintain the levels of insurance coverage in effect on the date hereof.

  (w) Books and Records. The books and records of the Bank and its Subsidiaries have been, and are being, maintained in accordance with GAAP and all applicable legal and accounting requirements.

  (x) Corporate Documents. The Bank has delivered to BPC true and complete copies of (i) its Charter and By-laws and (ii) the charter, by-laws or other similar governing documents of each of its Subsidiaries, as each of them is in effect on the date hereof.

  (y) Board Action. The Boards of Directors of the Bank (at meetings duly called and held) have by the requisite vote of all directors present (i) determined that the Merger is advisable and (ii) approved this Agreement, the Merger and the transactions contemplated hereby, and at its respective meeting, the Board of Directors of the Bank has further determined that the Merger is in the best interests of the Bank and its Stockholders and has directed that, subject to the provisions of Applicable Law, this Agreement be submitted for consideration by the Bank's Stockholders at a meeting of such Stockholders.

  (z) Indemnification. Except as set forth in Schedule 3.2 (z), neither the Bank nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or future directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of the Bank (a "Covered Person"), and to the best knowledge of the Bank, there are no claims for which any Covered Person would be entitled to indemnification if such provisions were deemed to be in effect.

  (aa) Loans. Except as set forth in Schedule 3.2(aa), each loan, other than any commercial or other loan the principal amount of which does not exceed $25,000, reflected as an asset on the consolidated statement of financial condition of the Bank and its Subsidiaries as of March 31, 1997 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true and genuine, except where the failure of any such loan to be so evidenced, either individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on the Bank and (ii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, and no such indebtedness is subject to any defenses which may have been or may be asserted, except for (y) defenses arising from applicable bankruptcy, insolvency, moratorium or other laws of general applicability relating to or affecting creditors' rights and to general equity principles and (z) defenses, if asserted and upheld, that would not, individually or in the aggregate, have a Material Adverse Effect on the Bank. Except as set forth in Schedule 3.2(aa), all such loans and extensions of credit that have been made by the Bank and that are subject to
Section 11 of HOLA comply therewith. Schedule 3.2(aa) includes (i) a listing of all such loans referred to in the first sentence of this Section 3.2(aa) the principal of which is past due or will become due within six months or less of June 30, 1997 and (ii) a listing of each loan, commitment or other borrowing arrangement with any director, executive officer or ten percent stockholder of the Bank or any of its Subsidiaries, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. The Bank has good title and is sole owner of record of all loans or any participation interest therein shown as an asset on the books of the Bank as of the date of this Agreement free of any lien, encumbrance or claim by any other person, except for loans securing borrowings in ordinary course (including borrowings with the FHLBSF) or loans subject to repurchase obligations as set forth herein. Except as disclosed on Schedule 3.2(aa), all loans in a principal amount in excess of $25,000 reflected as assets in the Bank's Financial Statements as March 31, 1997 that are secured by an interest in real property are secured by a perfected first lien. All loans with a principal balance in excess of $25,000 as of March 31, 1997 which are either unsecured or secured by property other than 1-4 family residences are listed on Schedule 3.2(aa), which indicates, for each such loan, the loan number, the borrower's name and the unpaid balance as of March 31, 1997. Except as disclosed on Schedule 3.2(aa), no loan, all or any part of which is an asset of the Bank was, as of March 31, 1997, more than 30 days past due. Except as disclosed on Schedule 3.2(aa), each outstanding loan or commitment to extend credit was solicited and originated and is administered in all material respects in accordance with the relevant loan documents, the Bank's then applicable underwriting standards and in material compliance with all applicable requirements of federal, state and local laws and regulations. Except as disclosed on Schedule 3.2(aa), none of the agreements pursuant to which the Bank has sold loans or pools of loans or participations in loans or pools of loans contain any obligation to repurchase such loans or interest therein solely on account of a payment default by the obligor on any such loan. Schedule 3.2(aa) sets forth, as of March 31, 1997, as to each participation purchase, the total loan balance, the percentage of interest purchased, the identity of the seller and an indication of whether or not there are any put-backs rights or indemnifications and whether the percentage of interest purchased by the Bank is superior to the percentage of interest retained by the seller; provided, however, that as to 1-4 family residential loans, such information is provided by loan package sold instead of by individual loans. All loans which are assets of the Bank has been classified in all material respects in accordance with the Bank's loan classification policy, a copy of which has been provided to Acquirer.

  (bb) Derivatives Contracts; Structured Notes; Etc. Except as set forth in
Schedule 3.2 (bb) neither the Bank nor any of its Subsidiaries is a party to or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivative contract (including various combinations thereof) (each a "Derivatives Contract") or owns securities that (1) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (2) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidance, and listed (as of the date hereof) on
Schedule 3.2 (bb) or disclosed in the Bank Reports filed on or prior to the date hereof. All of such Derivative Contracts or other instruments are legal, valid and binding obligations of the Bank or one of its Subsidiaries enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally), and are in full force and effect. The Bank and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, to the Bank's knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder which would have or would reasonably be expected to have a Material Adverse Effect on the Bank.

  (cc) Related Party Transactions. Except for matters arising in the ordinary course of business or as set forth in Schedule 3.2 (cc), including compensation, lending and deposit relationships offered on the same terms as those offered to the Bank's general retail customers in the case of employees, and compensation and deposit relationships offered on the same terms as those offered to the Bank's general retail customers in the case of past and present executive officers and directors, (a) no employee, executive officer or director of the Bank, or any of its Stockholders, any family relative of any of the foregoing, or any business or entity controlled by any of the foregoing or in which any of the foregoing has a material financial stake (excluding publicly traded companies in which the foregoing cumulatively hold less than a 5% equity interest) (collectively, "Related Parties"), is indebted to the Bank, (b) the Bank is not indebted (or committed to make loans or extend or guarantee credit) to any Related Party, (c) the Bank has not engaged in any transaction with any Related Party since the beginning of the two most recently completed fiscal years of the Bank prior to the date hereof. To the knowledge of the Bank, Schedule 3.2 (cc) sets forth a complete and correct list of all businesses and entities constituting Related Parties with which the Bank either has a business relationship or competes. Any transaction with a Related Party contemplated by this Section 3.2(cc) complies in all material respects with the Bank's Conflict of Interest Policy and Applicable Law.

  (dd) Securities Owned by Bank.

    (i) Schedule 3.2(dd) contains a true, correct and complete list of all securities owned by the Bank of record or beneficially as June 13, 1997 (except securities held in any fiduciary or agency capacity), including, without limitation, securities issued by the United States or any instrumentality thereof, or any state or political subdivision thereof.

    (ii) The Bank has good title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Encumbrance except to the extent such securities are pledged in the ordinary course of business consistent with prudent banking practice to secure obligations of the Bank. Such securities are valued on the books of the Bank in accordance with GAAP.

  (ee) Securities Exchange Act of 1934. Neither the Bank nor any of its Subsidiaries is subject to the reporting requirements of Section 13 or Section 15(d) of Exchange Act, nor any of the rules or regulations promulgated thereunder.

  (ff) Proxy Statement/Prospectus. The information that the Bank and any of its Subsidiaries provides in writing to BPC for the specific purpose of inclusion in connection with the proxy statement/prospectus to be prepared in connection with the Bank's special meeting of Stockholders and any amendment or supplement thereto (the "Proxy Statement/Prospectus"), at the date of mailing to the Stockholders and the date of the meeting of the Stockholders to be held in connection with the Merger, will be in compliance with all applicable rules and regulations of the Securities and Exchange Commission ("SEC"), the OTS and other Applicable Law and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (gg) Release from Liability. The Bank has provided BPC and Acquirer a true and correct copy of a general release from liability executed by Mr. Daniel E. Wolfus. The Bank is not aware of any defense to the enforceability of such release.

  (hh) Community Reinvestment Act. The Bank received a rating of "needs to improve" in its most recent examination or interim review with respect to the Community Reinvestment Act.

  Section 3.3. Representations and Warranties of BPC and Acquirer. BPC and Acquirer represent and warrant to the Bank that:

  (a) Recitals True. The facts set forth in the Recitals of this Agreement with respect to BPC and Acquirer are true and correct in all material respects.

  (b) Corporate Qualification. BPC is in good standing in its jurisdiction of organization and as a foreign corporation in each jurisdiction where the properties owned, leased or operated or the business conducted by it requires such qualification. Acquirer is a Federal Savings Bank duly organized, validly existing and in good standing under the laws of the United States of America. Each of BPC and Acquirer has the requisite corporate power and authority (including all federal, state, local and foreign government authorizations) to carry on its respective businesses as they are now being conducted and to own its respective properties and assets. The deposit accounts of Acquirer are insured by the FDIC through the SAIF to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due by the Acquirer.

  (c) Capitalization. BPC is authorized to issue 78,500,000 shares of BPC Common Stock, of which 18,245,265 shares were outstanding, no shares were held as treasury stock and 849,200 shares were available for grant as of May 1, 1997, and 10,000,000 shares of preferred stock, par value $.01 per share, of which no shares are outstanding. All of the outstanding shares of BPC Common Stock are, and all shares to be issued pursuant to this Agreement will be, duly authorized, validly issued, fully paid and nonassessable, and are, or will be when issued, free of preemptive rights.

  (d) Corporate Authority.

    (i) BPC has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of all required regulatory approvals, consents or nonobjections, as the case may be, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of BPC. This Agreement has been duly and validly executed and delivered by BPC and (assuming due authorization, execution and delivery by the Bank) this Agreement constitutes a valid and binding agreement of BPC, enforceable against it in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

    (ii) Acquirer has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of all required regulatory approvals, consents or nonobjections, as the case may be, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of Acquirer and BPC. This Agreement has been duly and validly executed and delivered by Acquirer and (assuming due authorization, execution and delivery by the Bank) this Agreement constitutes a valid and binding agreement of Acquirer, enforceable against it in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

  (e) No Violations. The execution, delivery and performance of this Agreement by each of BPC and Acquirer do not, and the consummation of the transactions contemplated hereby by BPC and Acquirer will not, constitute (i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of BPC, Acquirer or any other Subsidiary of BPC, or to which BPC, Acquirer or any other of BPC's Subsidiaries (or any of their respective properties) is subject, or enable any person to enjoin the Merger, or the other transactions contemplated hereby, (ii) a breach or violation of, or a default under, the certificate of incorporation, charter or by-laws or similar organizational documents of BPC, Acquirer or any of BPC's other Subsidiaries or (iii) a material breach or violation of, or a material default under (or an event which with due notice or lapse of time or both would constitute a material default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of BPC, Acquirer or any of BPC's other Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which BPC, Acquirer or any of BPC's other Subsidiaries is a party, or to which any of their respective properties or assets may be bound or affected.

  (f) Consents and Approvals. Except for (A) the filing of an application with the OTS and approval of such application, (B) the filing with the Department of Justice, the FDIC, the Federal Reserve Bank and the Comptroller of the Currency of the OTS application, and (C) the filing of the Articles of Combination, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with the execution and delivery by BPC and Acquirer of this Agreement and the consummation by BPC and Acquirer of the Merger and the other transactions contemplated hereby, and BPC knows of no reason why the Requisite Regulatory Approvals (as defined in Section 5.1(b)) should not be obtained.

  (g) Board Action. Each of the boards of directors of BPC and Acquirer, by the requisite vote, has (i) determined that the Merger is advisable and in the best interests of BPC, Acquirer and their respective stockholders and (ii) approved this Agreement and the Merger and the transactions contemplated hereby.

  (h) Financial Statements and Reports. BPC has timely filed all required forms, reports, statements and documents with the SEC, all of which have complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act. BPC has delivered or made available to the Bank true and complete copies of (i) BPC's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, (ii) its proxy statement relating to BPC's annual stockholders meeting held April 30, 1997, (iii) its shelf registration statement on Form S-4 (the "Registration Statement"), declared effective by the SEC on June 20, 1997, (iv) all other forms, reports, statements and documents filed by BPC with the SEC since January 1, 1996, and
(v) all reports, statements and other information provided by BPC to its shareholders since January 1, 1996 (collectively, the "BPC Reports"). As of their respective dates, the BPC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of BPC included or incorporated by reference in the BPC Reports were prepared in accordance with GAAP applied on a consistent basis (except as otherwise stated in such financial statements or, in the case of audited statements, the related report thereon of independent certified public accounts), and present fairly the financial position and results of operations, cash flows and of changes in stockholders' equity of BPC and its consolidated subsidiaries as of the dates and for the periods indicated, subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments, none of which either singly or in the aggregate are or will be material, and except that the unaudited interim financial statements do not contain all of the disclosures required by GAAP. BPC is and has been subject to the reporting requirements of the Exchange Act and has timely filed with the SEC all periodic reports required to be filed by it pursuant thereto and all reports required to be filed under Sections 13, 14 or 15(d) of the Exchange Act since January 1, 1996.

  (i) Absence of Certain Changes or Events. Except as disclosed on Schedule 3.3(i) or any other Schedule delivered pursuant to this Agreement, since December 31, 1996, (A) BPC and Acquirer have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with prudent banking practice, and (B) there has not been any change in the assets, liabilities, financial condition, properties, business, or results of operations of BPC or Acquirer as a whole, or any occurrence, development or event of any nature (including without limitation any earthquake or other act of God), which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on BPC or Acquirer.

  (j) Absence of Regulatory Actions. Except as set forth in Schedule 3.3(j), neither BPC or Acquirer is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, Government Regulators nor has it been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

  (k) Compliance with Laws. Except as set forth in Schedule 3.3(k), BPC, Acquirer and each of their Subsidiaries:

    (i) holds and has at all times held all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted, except where the failure to hold or make any such permit, license, certificate of authority, order, approval, filing, application or registration, as applicable, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on BPC or Acquirer; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the knowledge of BPC or Acquirer, no suspension or cancellation of any of them is threatened; and

    (ii) is in compliance, in the conduct of its business, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Americans With Disabilities Act, all other applicable fair lending laws or other laws relating to discrimination and the Bank Secrecy Act, except where the failure to be in compliance with any of the foregoing would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on BPC or Acquirer.

  (l) Community Reinvestment Act. Acquirer received a rating of "satisfactory" in its most recent examination or interim review with respect to the Community Reinvestment Act. Acquirer has not been advised of any supervisory concerns regarding Acquirer's compliance with the Community Reinvestment Act.

  (m) Proxy Statement/Prospectus. The information that BPC, Acquirer and any of their Subsidiaries provides in writing to the Bank for the specific purpose of inclusion in the Proxy Statement/Prospectus, at the date of mailing to the Stockholders and the date of the meeting of the Stockholders to be held in connection with the Merger, will be in compliance with all relevant rules and regulations of the SEC and other Applicable Law and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                                  ARTICLE IV.

                                   COVENANTS

  Section 4.1. Acquisition Proposals. (a) The Bank agrees that neither it nor any of its Subsidiaries shall authorize or permit any of its officers, directors, employees, agents or representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) to directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal offer (including, without limitation, any proposal, tender offer or exchange offer to Stockholders of the Bank) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets, deposits or any equity securities of, the Bank or any of its Subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or, except to the extent legally required for the discharge by the Bank's board of directors of its fiduciary duties as advised by such board's counsel with respect to an unsolicited offer from a third party, engage in any negotiations concerning or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. The Bank will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties (other than BPC or Acquirer) conducted heretofore with respect to any of the foregoing. The Bank will take the necessary steps to inform promptly the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1. The Bank agrees that it will notify BPC and Acquirer immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with the Bank or any of its Subsidiaries, and the Bank shall promptly thereafter provide the details of any such communication to BPC and Acquirer in writing. The Bank also agrees that it promptly shall request each other person (other than BPC and Acquirer) that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Bank or any of its Subsidiaries to return all confidential information heretofore furnished to such person by or on behalf of the Bank or any of its Subsidiaries and enforce any such confidentiality agreements.

  (b) Notwithstanding the foregoing, in the event that the Bank receives a bona fide proposal relating to the possible acquisition of the Bank (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its capital stock or assets by any person other than BPC and Acquirer, which proposal is, in the reasonable good faith judgment of the Board of Directors of the Bank, financially more favorable to the Stockholders of the Bank than the terms of the Merger (a "Superior Proposal"), nothing contained in this Agreement shall prevent the Board of Directors of the Bank from providing information to the party making the Superior Proposal, communicating the Superior Proposal to the Stockholders of the Bank or making a recommendation in favor of the Superior Proposal if the Board of Directors of the Bank determines in good faith, after consultation with legal counsel, that such action or actions are required by reason of the fiduciary duties of the members of the Board of Directors of the Bank to the Stockholders of the Bank under Applicable Law. The Bank shall immediately notify BPC and Acquirer, however, of each proposal it may so receive to afford BPC and Acquirer the opportunity to counter with a proposal that is equal to or better than any Superior Proposal that the Bank may receive. Should the Bank accept a Superior Proposal to the detriment of the interests of BPC and Acquirer hereunder, BPC and Acquirer would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. Therefore, the Bank shall pay to BPC and Acquirer the amount of $500,000 as liquidated damages (which amount will, in part, reimburse BPC and Acquirer for their expenses incurred in connection with the Merger). The parties acknowledge that actual damages are uncertain and difficult to predict under the circumstances and intend this provision to comprise all monetary damages payable to BPC by the Bank in the event of a breach of this Agreement pursuant to Section 4.1. Such an amount is reasonable under all the circumstances given the other acquisition opportunities available to BPC and Acquirer which they are foregoing to effect the Merger. Such payment shall be the sole obligation of the Bank to BPC and Acquirer in connection with such an event. It is specifically agreed that the amount to be paid pursuant to this Section 4.1 represents liquidated damages and not a penalty. Nothing in this Section 4.1 shall limit BPC's and/or Acquirer's rights to seek equitable or injunctive relief in enforcing this Agreement.

  Section 4.2. Certain Policies of the Bank. At the request of BPC, after the date on which all required stockholder and federal depository institution regulatory approvals are received and prior to the Effective Time, the Bank shall (i) to the extent consistent with GAAP and regulatory accounting principles and requirements, in each case as applied to financial institutions and not objected to by the Bank's independent certified public accountants, modify its loan, litigation and real estate valuation policies and practices (including modifying its loan classifications and levels of reserves and establishing specific reserves on loans and REO properties) and its other accounting methods or periods so as to be consistent with those of Acquirer and in compliance with the Acquirer's Accelerated Asset Resolution Program ("AARP"); provided, however, that any such reserve adjustment will not be considered in the determination of a "Material Adverse Change" as defined in
Section 5.2(b), (ii) pay or accrue certain expenses, (iii) dispose of certain assets, and (iv) take any other action as BPC or Acquirer may reasonably request in order to facilitate and effect the transfer of contractual and other rights to Acquirer and the integration of the businesses and operations of the Bank and Acquirer; provided, however, that the Bank shall not be required to take such action unless (A) BPC and Acquirer agree in writing that all conditions to BPC's and Acquirer's obligations to consummate the Merger set forth in Article V hereto (other than the expiration of the 30-day statutory waiting period following the approval of the OTS) have been satisfied or waived, (B) the Bank shall have received a written, irrevocable waiver by the each of BPC and Acquirer of its rights to terminate this Agreement and (C) all of the conditions to the Bank's obligation to consummate the Merger (other than the statutory waiting period described above) shall have been satisfied. The Bank's representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 4.2. Any action taken pursuant to this Section 4.2 shall not be considered for purposes of the Price Adjustment or in the determination of a Material Adverse Change as defined in Section 5.2(b) herein. Nothing contained herein shall be deemed to relieve the Bank of its obligation to deliver the documents referred to in Section 5.2 hereof on the Effective Date.

  Section 4.3. Labor and Employment Matters. Acquirer shall have the right, but not the obligation, to seek to employ, in its discretion, as officers and employees of Acquirer immediately following the Effective Date all persons who are officers and employees of the Bank immediately before the Effective Date. All employees of the Bank who will become employees of Acquirer at the Effective Time shall be entitled to participate in stock plans, bonus plans and all other benefit plans of Acquirer on the same basis as other similarly situated employees of Acquirer. Subject to the policies and procedures of Acquirer in place at the Effective Time, each of these employees will be credited for eligibility, participation, vesting and accrual purposes, with such employee's respective years of past service with the Bank (or other prior service so credited by the Bank) as though they had been employees of Acquirer (provided that no more than 480 hours of sick leave may be carried over into Acquirer's sick leave program).

  Section 4.4. Access and Information. Upon reasonable notice and subject to Applicable Laws relating to the exchange of information, the Bank shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of BPC and Acquirer access, during normal business hours during the time period from the date of this Agreement to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, the Bank shall, and shall cause its Subsidiaries to, make available to BPC and Acquirer (i) a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which the Bank is not permitted to disclose under Applicable Law), and (ii) all other information concerning its business, properties and personnel as BPC and Acquirer may reasonably request. Neither the Bank nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Bank's customers, jeopardize any attorney-client privilege or contravene any law, rule, regulations, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. BPC and Acquirer will hold all such information in confidence in accordance with the provisions of the Confidentiality Agreement, dated May 7,

1997, between BPC, Acquirer and the Bank (the "Confidentiality Agreement"). No investigation by BPC, Acquirer or their representatives shall affect the representations, warranties, covenants or agreements of the Bank set forth herein.

  Section 4.5. Regulatory Matters. (a) The parties hereto shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions of all such permits, consents, approvals and authorizations. The Bank, BPC and Acquirer shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to Applicable Laws relating to the exchange of information, all the information relating to the Bank or BPC and Acquirer, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any governmental authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and governmental authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

  (b) BPC, Acquirer and the Bank shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus or any other statement, filing, notice or application made by or on behalf of BPC, Acquirer or the Bank or any of their respective Subsidiaries to any governmental authority in connection with the Merger and the other transactions contemplated by this Agreement.

  (c) The Bank shall promptly furnish BPC and Acquirer, and BPC and Acquirer shall promptly furnish the Bank with copies of written communications received by the Bank or BPC and Acquirer, respectively, or any of their respective Subsidiaries, affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement) from, or delivered by any of the foregoing to, any governmental authority in respect of the transactions contemplated hereby. The parties hereto and their Subsidiaries shall not be required to provide access to or disclose information where such access or disclosure would jeopardize the attorney-client privilege of any party or any Subsidiary or would contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date hereof. The parties will use all reasonable efforts to make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.

  Section 4.6. Right to Access and Information. Upon reasonable request by the Bank, BPC and Acquirer shall (i) make its Chief Financial Officer and Controller available to discuss with the Bank and its representatives BPC and Acquirer's ongoing diligence and review of the Bank's operations and (ii) provide the Bank with written information which is similar to the written information that the Bank reviewed in connection with this Agreement.

  Section 4.7. Actions. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under Applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable governmental entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

  Section 4.8. Publicity. The initial press release announcing this Agreement shall be a joint press release, and thereafter, subject to Applicable Law, the Bank shall obtain the consent of BPC or Acquirer prior to issuing any press releases or otherwise making any public statements, with respect to the Bank, BPC or Acquirer or the transactions contemplated hereby.

  Section 4.9. Proxy Statement/Prospectus. The Bank, BPC and Acquirer shall promptly prepare the Proxy Statement/Prospectus, and the Bank shall promptly mail the Proxy Statement/Prospectus to all holders of record (as of the applicable record date) of shares of Bank Common Stock.

  Section 4.10. Stockholders' Meeting. The Bank shall take all action necessary, in accordance with Applicable Law and its Charter and By-laws, to convene a meeting or obtain written consent of the holders of Bank Common Stock as promptly as practicable for the purpose of considering and taking action required by this Agreement. Except to the extent legally required for the discharge by the board of directors of its fiduciary duties as advised by such board's counsel, the board of directors of the Bank shall recommend that the holders of the Bank Common Stock vote in favor of and approve the Merger and adopt this Agreement.

  Section 4.11. Notification of Certain Matters. The Bank shall give prompt notice to BPC of: (a) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of the Bank and its Subsidiaries taken as a whole to which the Bank or any such Subsidiary is a party or is subject; and (b) any Material Adverse Effect on the financial condition, properties, business or results of operations of the Bank and its Subsidiaries taken as a whole or the occurrence of any event which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in any such change. Each of the Bank, BPC and Acquirer shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement. BPC shall promptly give the Bank a copy of any filings BPC makes with the SEC under the Exchange Act.

  Section 4.12. Advice of Changes. Each party shall promptly advise the other of any change or event which such party believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein. From time to time prior to the Effective Time (and on the date prior to the Effective Date), the Bank will promptly supplement or amend the Schedules delivered to BPC in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 5.2(a), hereof, or the compliance by the Bank with the covenants and agreements made by it herein.

  Section 4.13 Current Information. During the period from the date of this Agreement to the Effective Time, the Bank will make available one or more of its designated representatives to confer on a regular and frequent basis (not less than weekly) with representatives of BPC and to report the general status of the ongoing operations of the Bank and its Subsidiaries. The Bank will promptly notify BPC of any material change in the normal course of business or in the operation of the properties of the Bank or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the credible threat of significant litigation involving the Bank or any of its Subsidiaries, and will keep BPC fully informed of such events. Subject to the requirements of the law of attorney-client privilege, the Bank will deliver to BPC and Acquirer materials prepared for Board of Directors meetings of the Bank at least two days prior to such Board meetings.

  Section 4.14. Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest the Surviving Bank with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by BPC or Acquirer.

  Section 4.15. Loans. The Bank and its Subsidiaries shall, promptly after the end of any quarter following the date of this Agreement through the date of the Merger, inform BPC of any commercial or multifamily loan of the Bank or any of its Subsidiaries with a current contractual balance amount in excess of $100,000, that becomes classified or criticized or of any non-residential loan disclosed to BPC the categorization of which shall have changed, and also shall provide BPC with a quarterly schedule or report indicating, by category, the aggregate amounts of all loans of the Bank or its Subsidiaries so classified or criticized.

  Section 4.16. Actions Contrary to Tax Free Treatment. BPC, Acquirer and the Bank will not, from the date hereof through and after consummation of the Merger, knowingly take any action inconsistent with the qualification of the Merger as a tax-free reorganization. Following the Effective Date, Acquirer intends to continue the historic business of the Bank or use a significant portion of the historic business assets of the Bank in a business.

  Section 4.17. Notification of Pending OTS, State Regulator or FDIC
Exams. Within five (5) business days of receiving notification thereof, the Bank shall notify Acquirer and BPC of any examination reviews with respect to the Bank that are to be conducted by the OTS, State Regulator or the FDIC or by any other governmental authority under any Applicable Law, and shall report to Acquirer on a regular basis (subject to Applicable Law) on the preliminary and final results of any such examination review. The Bank shall request the consent of each governmental authority conducting any such examination to the release of such results to BPC and Acquirer and shall use reasonable efforts to secure such release.

  Section 4.18. Transferability of BPC Common Stock. The BPC Stock Consideration to be issued in the Merger will be issued under an effective shelf registration statement filed under the Securities Act (the "Registration Statement"), and, subject to the provisions of Rule 144 and Rule 145 promulgated under the Securities Act, will be freely transferable.

  Section 4.19. No Manipulation of BPC Common Stock. Neither BPC, Acquirer nor the Bank shall sell, purchase, or dispose of BPC Common Stock or any derivative securities relating thereto having the purpose or effect of influencing the price of BPC Common Stock prior to the Effective Date. Neither BPC, Acquirer nor the Bank shall take any other action having the purpose or effect of influencing the price of BPC Common Stock, unless such party has a good faith business purpose therein.

  Section 4.20. Termination of Employees. On or before the Effective Date, the Bank will provide designated employees with notices of termination effective no later than the Effective Date, in accordance with a termination plan submitted by Acquirer to the Bank. The Bank shall book all costs associated with the termination of employees in connection with the Merger on its June 30, 1997 financial statements.

  Section 4.21. Indemnification Agreements. Than Bank shall not enter into any indemnification agreements after the date hereof.

  Section 4.22. Financial Statements. The Bank shall use its best efforts to produce, as promptly as possible after June 30, 1997, its unaudited internal report setting forth its financial results for the six months ended June 30, 1997.

  Section 4.23. Insurance. BPC, Acquirer and the Bank shall cooperate with each other and use their commercially reasonable efforts in seeking to obtain adequate employee fidelity bonds, general business liability insurance, employee benefit liability insurance and directors' and officers' insurance coverage, including, but not limited to, "tail" coverage for a period of three
(3) years, for the Bank and any of its Subsidiaries and each of their respective directors and officers. The Bank shall purchase such insurance coverage if available and if the cost of such insurance coverage is not in excess of $200,000; provided, that, if such coverage is in excess of

$200,000, BPC may, in its sole discretion, agree to such cost and the Bank shall pay $200,000 and BPC shall pay any amount in excess of $200,000. The Bank shall only be required to include in the Price Adjustment the lesser of the aggregate cost for all such insurance coverage referred to in this Section
4.23 and $200,000.

                                  ARTICLE V.

                          CONDITIONS TO CONSUMMATION

  Section 5.1. Conditions to Each Party's Obligations. The respective obligations of BPC, Acquirer and the Bank to effect the Merger shall be subject to the satisfaction prior to the Effective Time of the following conditions:

    (a) This Agreement and the Merger shall have been approved by the requisite vote of the Stockholders of the Bank in accordance with Applicable Law.

    (b) All regulatory approvals, consents and waivers required to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger) shall have been obtained and shall remain in full force and effect, and all applicable statutory waiting periods in respect thereof shall have expired (all such approvals and the expirations of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

    (c) No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger, or any other transaction contemplated by this Agreement, and no litigation or proceeding shall be pending against BPC, Acquirer or the Bank or any of their Subsidiaries seeking to prevent consummation of the transactions contemplated hereby.

    (d) No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger, or any other transaction contemplated by this Agreement.

    (e) No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereof shall have been issued and no proceedings shall have been initiated or threatened by the SEC.

    (f) The BPC Common Stock Consideration shares shall have been approved for listing by NASDAQ.

    (g) The parties shall have received the opinion of Deloitte & Touche LLP to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and such opinion shall not have been withdrawn or modified in any material respect.

  Section 5.2. Conditions to the Obligations of BPC and Acquirer. The obligations of BPC and Acquirer to effect the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of the following additional conditions:

    (a) The representations and warranties of the Bank set forth in Section
  3.2 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date and except to the extent modified by actions taken in compliance with this Agreement) as of the Effective Date as though made on and as of the Effective Date. BPC and Acquirer shall have received a certificate signed on behalf of the Bank by the Chief Executive Officer and the Chief Financial Officer of the Bank, dated the Effective Date, to the foregoing effect.

    (b) The Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Date, and BPC and Acquirer shall have received a certificate signed on behalf of the Bank by the Chief Executive Officer and the Chief Financial Officer of the Bank, dated the Effective Date, to the foregoing effect. The Bank shall deliver to Acquirer and BPC an unaudited financial statement balance sheet for the six months ended June 30, 1997 that shall not reflect a "Material Adverse Change" (as defined below). For these purposes, a "Material Adverse Change" shall occur if (i) there is an outflow of Bank deposits at June 30, 1997, as compared to the audited balance sheet of the Bank as of December 31, 1996, as adjusted pursuant to
  Schedule 5.2(b) hereto, in excess of $10,000,000 and/or (ii) the Adjusted Net Book Value of the Bank at June 30, 1997 is equal to or less than $3.537 million. Material Adverse Change does not include any actions taken by the Bank pursuant to Section 4.2 that it was not otherwise obligated to take.

    (c) BPC and Acquirer shall have received an opinion, dated the Effective Date, from Manatt, Phelps & Phillips, LLP, counsel to the Bank, covering the matters set forth on Annex 1 and containing in each case, such customary assumptions, qualifications and limitations as are reasonably acceptable to BPC and Acquirer. As to any matter in such opinions which involves matters of fact, such counsel may rely upon the certificates of officers and directors of the Bank and of public officials (as to matters of fact), reasonably acceptable to BPC and Acquirer, provided a copy of each such reliance certificate shall be attached as an exhibit to the opinion of such counsel.

    (d) No Requisite Regulatory Approval shall have imposed any condition or requirement that is or would become applicable to BPC or Acquirer which BPC or Acquirer, in its discretion, determines would be burdensome upon BPC or Acquirer (a "Burdensome Condition") and all such Requisite Regulatory Approvals shall be in form and substance satisfactory to BPC and Acquirer. For purposes of this Agreement, "Burdensome Condition" shall include without limitation: (i) any requirement that BPC or Acquirer execute any form of guarantee, capital maintenance or similar agreement, or undertake any similar obligation, by reason of or with respect to the Merger; (ii) the continuation after the Effective Time or application to the Surviving Bank of any PCA restriction, capital restoration plan or PCA or other regulatory order, directive or restriction by reason of the Merger; and
  (iii) the continuation after the Effective Time or application to the Surviving Bank of the C&D. The C&D and any PCA order, directive or other regulatory restriction, and all enforcement proceedings, applicable to the Bank shall have been terminated by the OTS, or the FDIC as applicable, as of the Effective Time and shall have no further force or effect.

    (e) BPC and Acquirer shall be satisfied that the Bank Stock Plan and the Kellogg Option have been canceled and are no longer in force or effect.

    (f) BPC and Acquirer shall be satisfied that the general release from liabilities executed by Mr. Daniel E. Wolfus and previously delivered to BPC and Acquirer is in effect and enforceable.

  Section 5.3. Conditions to the Obligation of the Bank. The obligation of the Bank to effect the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of the following additional conditions:

    (a) The representations and warranties of BPC and Acquirer set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Date as though made on and as of the Effective Date. The Bank shall have received certificates signed on behalf of BPC and Acquirer by the Chief Executive Officer and the Chief Financial Officer of BPC and Acquirer, respectively, dated the Effective Date, to the foregoing effect.

    (b) BPC and Acquirer shall have performed, in all material respects, each of its covenants and agreements contained in this Agreement. The Bank shall have received a certificate signed on behalf of BPC and Acquirer by the Chief Executive Officer and the Chief Financial Officer of BPC and Acquirer, respectively, dated the Effective Date, to the foregoing effect.

    (c) The Bank shall have received an opinion, dated the Effective Date, from Gibson, Dunn & Crutcher LLP, counsel to BPC and Acquirer, covering the matters set forth on Annex 2 and containing in each case such customary assumptions, qualifications and limitations as are reasonably acceptable to the Bank. As to any matter in such opinions which involves matters of fact, such counsel may rely upon the certificates of officers and directors of BPC or Acquirer and of public officials (as to matters of fact), reasonably acceptable to the Bank, provided a copy of each such reliance certificate shall be attached as an exhibit to the opinion of such counsel.

    (d) The Bank shall have obtained an updated fairness opinion of Smith & Crowley within five (5) days prior to the mailing of the Proxy
  Statement/Prospectus to the Stockholders confirming that the consideration to be paid to the Stockholders in the Merger is fair from a financial point of view to the Stockholders.

    (e) There shall not have occurred any event that has had or would be reasonably likely to have a Material Adverse Effect on BPC or Acquirer since March 31, 1997.

                                  ARTICLE VI.

                                  TERMINATION

  Section 6.1. Termination. This Agreement may be terminated, and the Merger abandoned, prior to the Effective Date, either before or after its approval by the Stockholders of the Bank:

    (a) by the mutual consent of BPC, Acquirer and the Bank in writing, if the board of directors of each so determines by vote of a majority of the members of its entire board;

    (b) by BPC, Acquirer or the Bank by written notice to the other party if either (i) any request or application for a Requisite Regulatory Approval shall have been denied or (ii) any Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement;

    (c) by BPC, Acquirer or the Bank, if its board of directors so determines by vote of a majority of the members of its entire board, in the event that the Merger is not consummated by September 30, 1997 unless the failure to so consummate by such time is due to the breach of any material representation, warranty or covenant contained in this Agreement by the party seeking to terminate;

    (d) by BPC, Acquirer or the Bank, if any approval of the Stockholders of the Bank required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such Stockholders or at any adjournment or postponement thereof;

    (e) by BPC, Acquirer or the Bank (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Effective Time, unless such breach is waived by the non-breaching party; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 6.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby pursuant to Section 5.2(a) (in the case of a breach of representation or warranty by the Bank) or Section 5.3(a) (in the case of a breach of representation or warranty by BPC or Acquirer);

    (f) by BPC, Acquirer or the Bank (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured or is incapable of being cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto;

    (g) by BPC or Acquirer, if Section 5.2(b) herein is not satisfied and by the Bank, if Section 5.3(e) is not satisfied; or

    (h) by the Bank, if Market Value Per BPC Share shall be less than eight ($8) dollars per share.

  Section 6.2. Effect of Termination.

    (a) In the event of the termination of this Agreement as specified in
  Section 6.1 hereof by either BPC, Acquirer or the Bank, as provided above, this Agreement shall thereafter become void and there shall be no liability on the part of any party hereto or their respective officers or directors; notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damage arising out of its willful breach of any provisions of this Agreement, except that the Bank shall only be liable to BPC or Acquirer for any such willful breach to the extent provided in Section 6.2(b).

    (b) In the event of the termination of this Agreement by BPC or Acquirer, where such termination is the result of a willful breach by the Bank of any of its obligations hereunder or the failure by the Bank to obtain the requisite vote of its Stockholders to approve the Merger, then the Bank shall pay to BPC, as liquidated damages, the sum of $500,000. The parties acknowledge that actual damages are uncertain and difficult to predict under the circumstances and intend this provision to comprise all monetary damages payable to BPC by the Bank in the event of a willful breach of this Agreement. Such an amount is reasonable under all the circumstances given the other acquisition opportunities available to BPC and Acquirer which they are foregoing to effect the Merger. Such payment shall be the sole obligation of the Bank to BPC and Acquirer in connection with such an event. It is specifically agreed that the amount to be paid pursuant to this Section 6.2 represents liquidated damages and not a penalty. Nothing in this Section 6.2 shall limit BPC's and/or Acquirer's rights to seek equitable or injunctive relief in enforcing this Agreement.

    (c) Notwithstanding any other provision herein, the next to the last sentence of Sections 4.4, 6.2, 9.2 and Section 9.6, in its entirety, shall survive any termination of this Agreement.

                                 ARTICLE VII.

                             INTENTIONALLY OMITTED

                                 ARTICLE VIII.

                       EFFECTIVE DATE AND EFFECTIVE TIME

  Section 8.1. Effective Date and Effective Time. On such date as BPC and Acquirer select, which shall be within five (5) business days after the last to occur of the expiration of all applicable waiting periods in connection with the Requisite Regulatory Approvals and the satisfaction or waiver of all other conditions to the consummation of this Agreement (other than those conditions relating to the receipt of officer's certificates, attorneys' opinions or accountants' letters), or on such earlier or later date as may be agreed in writing by the parties, the Articles of Combination shall be executed in accordance with all appropriate legal requirements and shall be filed as required by law, and the Merger provided for herein shall become effective upon the date and time specified in the endorsement of the Articles of Combination by the OTS. The date of such endorsement, which shall not be later than the Closing Date, is herein called the "Effective Date". The "Effective Time" of the Merger shall be the time specified in such endorsement.

                                  ARTICLE IX.

                                 OTHER MATTERS

  Section 9.1. Interpretation. When a reference is made in this Agreement to Sections or Annexes, such reference shall be to a Section of, or Annex to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words "include", "includes", or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation". Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

  Section 9.2. Waiver. Prior to the Effective Time, any provision of this Agreement may be: (i) waived by the party benefited by the provision; or (ii) amended or modified at any time by an agreement in writing between the parties hereto approved by their respective boards of directors, except that, after the vote by the Stockholders of the Bank, no amendment may be made that would contravene any provision of HOLA or Applicable Law.

  Section 9.3. Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

  Section 9.4. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California without regard to the conflict of law principles thereof. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of California and the Federal courts of the United States of America located in the State of California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement and in respect of the transactions contemplated herein, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a California State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

  Section 9.5. Expenses. Without limiting or affecting the remedies available to the parties hereunder, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby. The expenses of printing and mailing the Proxy Statement/Prospectus will be shared equally by BPC and the Bank.

  Section 9.6. Notices. All notices, requests, acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, telecopy, telegram or telex (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.

  If to the Bank, to:

    Hancock Savings Bank, FSB
    3550 Wilshire Boulevard
    Los Angeles, California 90010
    (213) 383-2200
    (213) 383-1193 (Fax)
    Attention: Kathleen Kellogg
               President and Chief Executive Officer

  With copies to:

    William T. Quicksilver, Esq.
    Manatt, Phelps & Phillips, LLP
    11355 West Olympic Boulevard
    Los Angeles, California 90064
    (310) 312-4000
    (310) 312-4224 (Fax)

  If to BPC or Acquirer, to:

    Fidelity Federal Bank, A Federal Savings Bank
    4565 Colorado Boulevard
    Los Angeles, CA 90039
    (818) 549-3194
    (818) 549-3525 (Fax)
    Attention: Bill Sanders
               Chief Financial Officer

  With a copy to:

    Godfrey B. Evans, Esq.
    General Counsel
    Bank Plus Corporation
    4565 Colorado Boulevard
    Los Angeles, CA 90039
    (818) 549-3330
    (818) 549-3559 (Fax)

    and

    Dhiya El-Saden, Esq.
    Gibson, Dunn & Crutcher LLP
    333 South Grand Avenue
    Los Angeles, California 90071
    (213) 229-7196
    (213) 229-6196 (Fax)

  Section 9.7. Entire Agreement; Binding Agreement; Third Parties. This Agreement, together with all agreements referred to herein, including the Confidentiality Agreement, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of the Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as to Sections 1.3 and 1.4 which are intended to benefit the Stockholders, nothing in this Agreement is intended to confer upon any other person (including, without limitation, employees of the Bank) any rights or remedies of any nature whatsoever under or by reason of this Agreement.

  Section 9.8. Assignment. This Agreement may not be assigned by any party hereto without the written consent of the other parties.

  Section 9.9. Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

  Section 9.10. Construction of Agreement. No party hereto, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all provisions of this Agreement shall be construed in accordance with their fair meaning, and not strictly for or against any party hereto.

  Section 9.11. Survival. All representations and warranties shall be deemed to be conditions of this Agreement and shall not survive the Effective Time.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

                                          BANK PLUS CORPORATION,
                                          a Delaware corporation

                                          By: /s/ Richard M. Greenwood
                                             __________________________________
                                             Name: Richard M. Greenwood
                                             Title: Chief Executive Officer
                                             and President

                                          FIDELITY FEDERAL BANK,
                                          A Federal Savings Bank

                                          By: /s/ James E. Stutz
                                             __________________________________
                                             Name: James E. Stutz
                                             Title: President

                                          HANCOCK SAVINGS BANK,
                                          a Federal Savings Bank

                                          By: /s/ Kathleen L. Kellogg
                                             __________________________________
                                             Name: Kathleen L. Kellogg
                                             Title: Chief Executive Officer
                                             and President

                                                                        ANNEX 1

                      MATTERS TO BE COVERED IN OPINION OF
                        MANATT, PHELPS & PHILLIPS, LLP
              [SUBJECT TO STANDARD EXCEPTIONS AND QUALIFICATIONS]

  (a) The Bank is an existing federal savings bank, organized under the Home Owners' Loan Act of 1933, as amended, in good standing under the laws of the United States of America and a member in good standing of the Federal Home Loan Bank (the "FHLB") System. The deposit accounts of the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Savings Association Insurance Fund (the "SAIF") to the fullest extent permitted by law.

  (b) To the best of such counsel's knowledge, there are no outstanding options, calls or commitments relating to shares of capital stock of the Bank or any of its Subsidiaries or any outstanding securities, obligations or agreements convertible into or exchangeable for, or giving any person any right (including, without limitation, preemptive rights) to subscribe for or acquire from it, any shares of capital stock of the Bank or any of its Subsidiaries; provided, however, that such counsel has assumed, without independent investigation, that, in the case of each agreement entered into by a holder of options or warrants to purchase shares of Bank Common Stock which agreement provides for the termination of such option or warrant, such agreement is a valid agreement of such holder, binding on and enforceable against such holder in accordance with its terms, and that the Bank will comply with all of its obligations under each such agreement that call for any action by the Bank on or following the date of this opinion.

  (c) The execution and delivery of the Agreement by the Bank and the consummation by the Bank of the transactions provided for therein have been duly authorized by all requisite corporate action on the part of the Bank. The Bank has the corporate power and authority to execute and deliver the Agreement and to consummate the transactions contemplated thereby.

  (d) The Agreement has been executed and delivered by the Bank and is a valid and binding obligation of the Bank and the Bank, enforceable against the Bank in accordance with its terms, except as enforcement thereof may be limited by
(i) bankruptcy, insolvency, reorganization, moratorium or other similar laws including without limitation, statutory or other laws regarding fraudulent or preferential transfers, now or hereafter in effect relating to or affecting creditors' rights generally, and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

  (e) The execution, delivery and performance by the Bank of the Agreement and the consummation by the Bank of the transactions contemplated thereby will not result in or constitute a violation of or a default under (i) the Charter or By-Laws or similar organizational documents of the Bank or any of its Subsidiaries, or (ii) any judgment, decree or order to which the Bank or any of its Subsidiaries is subject, or any note, bond, indenture, loan agreement or other agreement or instrument to which the Bank or any of its Subsidiaries is a party, in each case in this subsection (ii), of which such counsel has knowledge and which the Bank has advised such counsel in connection with this transaction is material to the business or financial condition of the Bank and its Subsidiaries taken as a whole.

  (f) Under the laws of the United States of America applicable to the Bank by reason of the Bank being a federal savings bank, no consent or approval of, or other action by or filing with, any court or administrative or governmental body which has not been obtained, taken or made is required on the part of the Bank for the Bank to execute and deliver the Agreement and to consummate the transactions provided for therein, other than any such consent, approval, action or filing (i) the absence of which is not expected by such counsel, based upon such counsel's knowledge of the relevant facts, to have any material adverse effect on the Bank or the Surviving Bank or to deprive BPC of any material benefit under the Agreement or (ii) which can be readily obtained without significant delay or expense to BPC, without loss to BPC of any material benefit under the Agreement and without any material adverse effect on BPC, the Bank or the Surviving Bank during the period such consent,

                                     A-1-1
approval, action or filing was not obtained or effected. The foregoing opinion relates only to consents, approvals, actions and filings required under (i) laws which are specifically referred to in this opinion, (ii) laws which, in such counsel's experience, are normally applicable to transactions of the type provided for in the Agreement, and (iii) court orders and judgments disclosed to such counsel by the Bank in connection with this opinion.

  (g) The Proxy Statement/Prospectus, insofar as it constituted a proxy statement for the special meeting of the Bank's stockholders (the "Special Meeting"), as of the date thereof, appeared on its face to be appropriately responsive in all material respects to the requirements of the rules and regulations of the OTS expressly applicable to the Bank except that such counsel need express no opinion as to (i) the financial statements, schedules and other financial, numerical and statistical data included in the Proxy Statement/Prospectus, (ii) the exhibits to any document incorporated by reference into the Proxy Statement/Prospectus or (iii) information relating to BPC, the Acquirer or any of their Subsidiaries which was included in the Proxy Statement/Prospectus, and such counsel need not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Proxy Statement/Prospectus or any documents included therein.

  (h) Assuming due authorization of the Merger by BPC and Acquirer, upon the filing of the Articles of Combination with the OTS and endorsement by the OTS of the Articles of Combination in accordance with the Agreement, the Merger will be effective in accordance with the federal banking laws.

  In connection with the Merger, such counsel participated in conferences with certain officers and other representatives of the Bank at which the contents of the Proxy Statement/Prospectus and related matters were discussed and although such counsel is not passing upon and do not assume any responsibility for the accuracy, fairness or completeness of the statements contained in the Proxy Statement/Prospectus or any information on which they purport to be based and made no independent check or verification thereof, on the basis of the foregoing, no facts have come to the attention of the lawyers within such counsel's firm responsible for the transaction which would lead such counsel to believe that, as to the investment decision made by the Bank's stockholders, the Proxy Statement/Prospectus as of the date on which it was mailed to the Stockholders of the Bank and on the date of the Special Meeting contemplated thereby, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that such counsel need express no belief with respect to (i) the financial statements, schedules and other financial, numerical and statistical data included in or incorporated by reference into the Proxy Statement/Prospectus, (ii) the exhibits thereto and the exhibits to any document incorporated by reference into the Proxy Statement/Prospectus,
(iii) the documents incorporated by reference therein or (iv) any information relating to BPC, Acquirer or any of BPC's other Subsidiaries contained therein.

  Whenever such counsel's opinion with respect to the existence or nonexistence of facts is qualified by the phrase "to such counsel's knowledge," or any similar phrase implying a limitation on the basis of knowledge, such phrase means only that the individual attorneys in such firm who devoted substantive attention to the transactions contemplated by the Agreement do not have actual knowledge that the facts as stated herein are untrue. Unless otherwise expressly stated herein, such persons have not undertaken any investigation to determine the existence or nonexistence of such facts, and no inference as to the extent of their knowledge should be drawn from the fact of their representation of the Bank or any of its Subsidiaries in this or any other instance.

  Such counsel need express no opinion as to the laws of any jurisdiction other than the federal laws of the United States of America concerning federal savings banks and the Laws of the State of California.

                                     A-1-2

                                                                        ANNEX 2

        MATTERS TO BE COVERED IN OPINION OF GIBSON, DUNN & CRUTCHER LLP
              [SUBJECT TO STANDARD EXCEPTIONS AND QUALIFICATIONS]

  (a) BPC has been organized and is existing and in good standing as a corporation under the laws of the State of Delaware.

  (b) Acquirer is an existing federal savings bank, organized under the Home Owners' Loan Act of 1933, as amended, and in good standing under the laws of the United States of America and a member in good standing of the Federal Home Loan Bank (the "FHLB") System. The deposit accounts of Acquirer are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Savings Association Insurance Fund (the "SAIF") to the fullest extent permitted by law.

  (c) All of the outstanding shares of BPC Common Stock are, and all shares to be issued pursuant to the Agreement will be, duly authorized, validly issued, fully paid and nonassessable, and are, or will be when issued, free of preemptive rights.

  (d) The execution and delivery of the Agreement by each of BPC and Acquirer and the consummation by each of BPC and Acquirer of the transactions provided for therein have been duly authorized by all requisite corporate action on the part of each of BPC and Acquirer.

  (e) Each of BPC and Acquirer has the corporate power and authority to execute and deliver the Agreement and to consummate the transactions contemplated thereby.

  (f) The Agreement has been executed and delivered by each of BPC and Acquirer and is a valid and binding obligation of each of BPC and Acquirer, enforceable against each of BPC and Acquirer in accordance with its terms, except as enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws including without limitation, statutory or other laws regarding fraudulent or preferential transfers, now or hereafter in effect relating to or affecting creditors' rights generally, and
(ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

  (g) No consent or approval of, or other action by or filing with, any court or administrative or governmental body that has not been obtained, taken or made is required under the laws of the United States of America or the laws of the State of Delaware or any court order or judgment specifically applicable to BPC or Acquirer and actually known to such counsel, for BPC and Acquirer to execute and deliver the Agreement and to consummate the transactions provided for therein, other than any such consent, approval, action or filing (i) that may be required as a result of your involvement in the transactions contemplated by the Agreement because of any other facts specifically pertaining to you, (ii) the absence of which is not expected by such counsel, based upon such counsel's actual knowledge of the relevant facts, to have any material adverse effect on BPC or Acquirer, the Bank or the Surviving Bank or to deprive you of any material benefit under the Agreement, or (iii) that can be readily obtained without significant delay or expense to BPC or Acquirer, without loss to BPC or Acquirer of any material benefit under the Agreement and without any material adverse effect on BPC or Acquirer during the period such consent, approval, action or filing was not obtained or effected. The foregoing opinion relates only to consents, approvals, actions and filings required under (i) laws which are specifically referred to in this opinion,
(ii) laws that, in such counsel's experience, are normally applicable to transactions of the type provided for in the Agreement, and (iii) court orders and judgments disclosed to such counsel by BPC or Acquirer in connection with this opinion.

  (h) The execution, delivery and performance by BPC and Acquirer of, and the consummation by BPC and Acquirer of the transactions contemplated by the Agreement will not result in or constitute a violation of or a default under
(i) the Certificate of Incorporation or By-Laws or similar organizational documents of BPC, Acquirer or any of their Subsidiaries, or (ii) any judgment, decree or order to which BPC, Acquirer or any of

                                     A-2-1
their Subsidiaries is subject, or any note, bond, indenture, loan agreement or other agreement or instrument to which BPC, Acquirer or their Subsidiaries is a party, in each case in this subsection (ii), which is set forth on the attached list as one of such documents which is material to the business or financial condition of BPC, Acquirer and their Subsidiaries taken as a whole.

  (i) Assuming due authorization of the Merger by the Bank, upon the filing of the Articles of Combination with the OTS and endorsement by the OTS of the Articles of Combination in accordance with the Agreement, the Merger will be effective in accordance with the federal banking laws.

  (j) The Proxy Statement/Prospectus, insofar as it constituted a prospectus for the special meeting of the Bank's stockholders (the "Special Meeting"), as of the date thereof, appeared on its face to be appropriately responsive in all material respects to the requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, expressly applicable to BPC except that such counsel need express no opinion as to (i) the financial statements, schedules and other financial, numerical and statistical data included in the Proxy Statement/Prospectus, (ii) the exhibits to any document incorporated by reference into the Proxy Statement/Prospectus or (iii) information relating to the Bank which was included in the Proxy Statement/Prospectus, and such counsel need not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Proxy Statement/Prospectus or any documents included therein.

  In connection with the Merger, such counsel participated in conferences with certain officers and other representatives of BPC and Acquirer at which the contents of the Proxy Statement/Prospectus and related matters were discussed and although such counsel need not passing upon and does not assume any responsibility for the accuracy, fairness or completeness of the statements contained in the Proxy Statement/Prospectus or any information on which they purport to be based and made no independent check or verification thereof, on the basis of the foregoing, no facts have come to the attention of the lawyers within such counsel's firm responsible for the transaction which would lead such counsel to believe that the Proxy Statement/Prospectus as of the date on which it was mailed to the Stockholders of the Bank and on the date of the Special Meeting contemplated thereby, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that such counsel need express no belief with respect to (i) the financial statements, schedules and other financial, numerical and statistical data included in or incorporated by reference into the Proxy Statement/Prospectus, (ii) the exhibits thereto and the exhibits to any document incorporated by reference into the Proxy Statement/Prospectus, (iii) the documents incorporated by reference therein or (iv) any information relating to the Bank or any of the Bank's Subsidiaries contained therein.

  Whenever such counsel's opinion with respect to the existence or nonexistence of facts is qualified by the phrase "to such counsel's knowledge," or any similar phrase implying a limitation on the basis of knowledge, such phrase means only that the individual attorneys in such firm who devoted substantive attention to the transactions contemplated by the Agreement do not have actual knowledge that the facts as stated herein are untrue. Unless otherwise expressly stated herein, such persons have not undertaken any investigation to determine the existence or nonexistence of such facts, and no inference as to the extent of their knowledge should be drawn from the fact of their representation of BPC and Acquirer or any of its Subsidiaries in this or any other instance.

  Such counsel need express no opinion as to the laws of any jurisdiction other than the federal laws of the United States of America concerning federal savings banks, the General Corporation Law of the State of Delaware and the Laws of the State of California.

                                     A-2-2

                                                                        ANNEX B

                      SECTION 552.14--DISSENTERS' RIGHTS

  (a) RIGHT TO DEMAND PAYMENT OF FAIR OR APPRAISED VALUE. Except as provided in paragraph (b) of this section, any stockholder of a Federal stock association combining in accordance with (S) 552.13 of this part shall have the right to demand payment of the fair or appraised value of his stock:
Provided, That such stockholder has not voted in favor of the combination and complies with the provisions of paragraph (c) of this section.

  (b) EXCEPTIONS. No stockholder required to accept only qualified consideration for his or her stock shall have the right under this section to demand payment of the stock's fair or appraised value, if such stock was listed on a national securities exchange or quoted on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ") on the date of the meeting at which the combination was acted upon or stockholder action is not required for a combination made pursuant to (S) 552.13(h)(2) of this part. "Qualified consideration" means cash, shares of stock of any association or corporation which at the effective date of the combination will be listed on a national securities exchange or quoted on NASDAQ or any combination of such shares of stock and cash.

  (c) PROCEDURE.

  (1) NOTICE. Each constituent Federal stock association shall notify all stockholders entitled to rights under this section, not less than twenty days prior to the meeting at which the combination agreement is to be submitted for stockholder approval, of the right to demand payment of appraised value of shares, and shall include in such notice a copy of this section. Such written notice shall be mailed to stockholders of record and may be part of the management's proxy solicitation for such meeting.

  (2) DEMAND FOR APPRAISAL AND PAYMENT. Each stockholder electing to make a demand under this section shall deliver to the Federal stock association, before voting on the combination, a writing identifying himself or herself and stating his or her intention thereby to demand appraisal of and payment for his or her shares. Such demand must be in addition to and separate from any proxy or vote against the combination by the stockholder.

  (3) NOTIFICATION OF EFFECTIVE DATE AND WRITTEN OFFER. Within ten days after the effective date of the combination, the resulting association shall;

    (i) Give written notice by mail to stockholders of constituent Federal Stock associations who have complied with the provisions of paragraph
  (c)(2) of this section and have not voted in favor of the combination, of the effective date of the combination;

    (ii) Make a written offer to each stockholder to pay for dissenting shares at a specified price deemed by the resulting association to be the fair value thereof; and

    (iii) Inform them that, within sixty days of such date, the respective requirements of paragraphs (c)(5) and (6) of this section (set out in the notice) must be satisfied.

  The notice and offer shall be accompanied by a balance sheet and statement of income of the association the shares of which the dissenting stockholder holds, for a fiscal year ending not more than sixteen months before the date of notice and offer, together with the latest available interim financial statements.

  (4) ACCEPTANCE OF OFFER. If within sixty days of the effective date of the combination the fair value is agreed upon between the resulting association and any stockholder who has complied with the provisions of paragraph (c)(2) of this section, payment therefor shall be made within ninety days of the effective date of the combination.

  (5) PETITION TO BE FILED IF OFFER NOT ACCEPTED. If within sixty days of the effective date of the combination the resulting association and any stockholder who has complied with the provisions of paragraph

(c)(2) of this section do not agree as to the fair value, then any such stockholder may file a petition with the Office, with a copy by registered or certified mail to the resulting association, demanding a determination of the fair market value of the stock of all such stockholders. A stockholder entitled to file a petition under this section who fails to file such petition within sixty days of the effective date of the combination shall be deemed to have accepted the terms offered under the combination.

  (6) STOCK CERTIFICATES TO BE NOTED. Within sixty days of the effective date of the combination, each stockholder demanding appraisal and payment under this section shall submit to the transfer agent his certificates of stock for notation thereon that an appraisal and payment have been demanded with respect to such stock and that appraisal proceedings are pending. Any stockholder who fails to submit his stock certificates for such notation shall no longer be entitled to appraisal rights under this section and shall be deemed to have accepted the terms offered under the combination.

  (7) WITHDRAWAL OF DEMAND. Notwithstanding the foregoing, at any time within sixty days after the effective date of the combination, any stockholder shall have the right to withdraw his or her demand for appraisal and to accept the terms offered upon the combination.

  (8) VALUATION AND PAYMENT. The Director shall, as he or she may elect, either appoint one or more independent persons or direct appropriate staff of the Office to appraise the shares to determine their fair market value, as of the effective date of the combination, exclusive of any element of value arising from the accomplishment or expectation of the combination. Appropriate staff of the Office shall review and provide an opinion on appraisals prepared by independent persons as to the suitability of the appraisal methodology and the adequacy of the analysis and supportive data. The Director after consideration of the appraisal report and the advice of the appropriate staff shall, if he or she concurs in the valuation of the shares, direct payment by the resulting association of the appraised fair market value of the shares, upon surrender of the certificates representing such stock. Payment shall be made, together with interest from the effective date of the combination, at a rate deemed equitable by the Director.

  (9) COSTS AND EXPENSES. The costs and expenses of any proceeding under this section may be apportioned and assessed by the Director as he or she may deem equitable against all or some of the parties. In making this determination the Director shall consider whether any party has acted arbitrarily, vexatiously, or not in good faith in respect to the rights provided by this section.

  (10) VOTING AND DISTRIBUTION. Any stockholder who has demanded appraisal rights as provided in paragraph (c)(2) of this section shall thereafter neither be entitled to vote such stock for any purpose nor be entitled to the payment of dividends or other distributions on the stock (except dividends or other distribution payable to, or a vote to be taken by stockholders of record at a date which is on or prior to, the effective date of the combination):
Provided, That if any stockholder becomes unentitled to appraisal and payment of appraised value with respect to such stock and accepts or is deemed to have accepted the terms offered upon the combination, such stockholder shall thereupon be entitled to vote and receive the distributions described above.

  (11) STATUS. Shares of the resulting association into which shares of the stockholders demanding appraisal rights would have been converted or exchanged, had they assented to the combination, shall have the status of authorized and unissued shares of the resulting association.

                                                                           LOGO

                                                                        ANNEX C

                      FAIRNESS OPINION OF SMITH & CROWLEY

June 30, 1997

Board of Directors
Hancock Savings Bank, F.S.B.
3550 Wilshire Blvd., Suite 700
Los Angeles, CA 90010

Members of the Board:

  You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, $6.40 par value per share (the "Shares"), of Hancock Savings Bank, F.S.B. (the "Bank") of the purchase price of approximately $9.00, payable in common stock offered by Bank Plus Corporation to be received for each Share (the "Purchase Price"), subject to specified Price Adjustment factors, pursuant to the merger (the "Merger") contemplated by the Agreement and Plan of Merger dated as of June 25, 1997, between Bank Plus Corporation ("BPC") and the Bank (the "Agreement").

  Smith & Crowley Inc. ("SCI") is an investment banking firm specializing in commercial banks, savings and loan associations, savings banks, and other financial intermediaries, and, as part of its investment banking activities, is called upon to advise clients in mergers, acquisitions, valuations, and business activities involving financial institutions. SCI has had no prior business relationship with either the Bank or BPC or its subsidiaries. In its capacity as advisor to the Board of Directors of the Bank for purposes of evaluating the fairness of the proposed Agreement, SCI will receive a fee of $20,000.

  You have asked for our opinion as to whether the Consideration to be received by the stockholders of the Bank pursuant to the Merger is fair to such stockholders of the Bank from a financial point of view, as of the date hereof.

  In connection with our opinion, we have, among other things:

    (i) reviewed certain publicly available financial and other data with respect to the Bank and BPC, including the annual audited consolidated financial statements for 1992 through 1996, unaudited interim periods to March 31, 1997, and certain other relevant financial and operating data relating to the Bank and BPC made available to us from published sources and from the internal records of and/or communications with the Bank and BPC; although BPC's publicly-available information appears thorough, our access to non-public internal information sources was substantially restricted by its management;

    (ii) reviewed the form of the Merger Agreement and made inquiries regarding and discussed the Merger, the Merger Agreement and other matters related thereto with the Bank's management and counsel;

    (iii) compared the Bank and BPC from a financial point of view with certain other companies and groups of companies in the thrift and banking industry that we deemed to be relevant;

    (iv) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the thrift industry, which we deemed to be comparable, in whole or in part, to the Merger;

    (v) reviewed and discussed with representatives of the management of the Bank certain information of a business and financial nature regarding the Bank, furnished to us by them, including legal matters, credit quality data, financial forecasts and related assumptions of the Bank;

    (vi) reviewed and discussed with representatives of the management of BPC certain primarily publicly-available information of a business and financial nature regarding BPC, furnished to us by them concerning the holding company and its principal affiliates and subsidiaries, including current financial condition, credit quality data, and general business plans;

    (vii) reviewed the price history, trading volume and valuation of BPC common stock and that of the Bank as well;

    (viii) met with certain officers and advisors of the Bank and BPC to discuss the foregoing, as well as other matters we believe relevant to our analysis; and

    (ix) considered such other information, financial data and analyses, and economic and market criteria and performed such other analyses and examinations as we have deemed appropriate.

  We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. We are not experts in the evaluation of loan and lease portfolios for the purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Bank and BPC are in the aggregate adequate to cover all such losses. In addition, we have not reviewed the individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Bank or BPC or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal.

  Based upon and subject to the foregoing and based upon such other matters as we consider relevant; it is our opinion that as of the date hereof the Purchase Price pursuant to the Agreement is fair from a financial point of view to holders of the Shares.

                                          Respectfully submitted,

                                          SMITH & CROWLEY INC.

                                          By:
                                             /s/ Claude B. Hutchison, Jr.
                                             ----------------------------------
                                             Claude B. Hutchison, Jr.
                                             Managing Director

                                                                        ANNEX D

                        KELLOGG STOCK OPTION AGREEMENT

  THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN OFFERED PURSUANT TO AN OFFERING CIRCULAR FILED WITH AND DECLARED EFFECTIVE BY THE OFFICE OF THRIFT SUPERVISION, BUT ARE BEING OFFERED AND SOLD PURSUANT TO AN EXEMPTION FROM THE OFFERING CIRCULAR REQUIREMENTS PURSUANT TO 12 C.F.R. (S) (S) 563G.3 AND 563G.4. DUE CARE SHOULD BE TAKEN TO ENSURE THAT THE SELLER OF THE SECURITIES IS NOT AN UNDERWRITER WITHIN THE MEANING OF 12 C.F.R. (S) 563G.1(A)(14).

                            STOCK OPTION AGREEMENT

  This STOCK OPTION AGREEMENT (this "Option Agreement") is made and entered into as of March 25, 1997 (the "Date of Grant") by and between Hancock Savings Bank, F.S.B. (the "Company"), and Kathleen L. Kellogg ("Optionee").

  The Board of Directors of the Company (the "Board") has authorized the grant to Optionee of an option to purchase shares of the Company's Common Stock (the "Common Stock"), upon the terms and subject to the conditions set forth in this Option Agreement.

  The Company and Optionee agree as follows:

  1. Grant of Option.

  The Company hereby grants to Optionee the right and option (the "Option"), upon the terms and subject to the conditions set forth in this Option Agreement, to purchase all or any portion of 50,000 shares of the Common Stock (the "Shares") for $7.46 per share (the "Exercise Price"). However, if the Company issues and sells shares of its Common Stock on or prior to December 31, 1997 at a price less than $7.46 per share of Common Stock (other than upon the exercise of options pursuant to the Company's 1993 Incentive Stock Option
Plan), the Exercise Price shall be adjusted to an amount equal to the proforma net tangible book value per share of the Company, as of the date of such issuance and sale. The proforma net tangible book value per share shall be based upon the financial condition of the Bank as of the last day of the calendar month immediately preceding such issuance and sale, as set forth on the balance sheet of Company prepared in the ordinary course of its business in accordance with generally accepted accounting principles, applied consistently with prior periods, adjusted as if said issuance and sale had occurred on the last day of such month.

  2. Term of Option.

  The Option shall terminate and expire five years after the Date of Grant (the "Expiration Date"), unless sooner terminated as provided herein.

  3. Exercise Period.

    (a) Subject to the provisions of Sections 3(b), 5 and 6(b) of this Option Agreement, the Option shall become exercisable ("vest") as follows: 25% of the Shares under this Option shall vest on March 1, 1998; 25% of the Shares under this Option shall vest on March 1, 1999; 25% of the Shares under this Option shall vest on March 1, 2000; and the remaining Shares under this Option shall vest on March 1, 2001. The vesting shall be cumulative; i.e., the Option may be exercised, as to any or all Shares covered by a portion of the Option, at any time or times after the vesting for that portion of the Option first occurs and until expiration or termination of the Option. Notwithstanding the foregoing, the Option shall vest in full upon the occurrence of a Change of Control of the Company (as defined in the Employment Agreement between the Company and the Optionee).

    (b) Notwithstanding anything to the contrary contained in this Option Agreement, the Option may not be exercised, in whole or in part, unless and until (i) any then-applicable requirements of all federal, state and local laws and regulatory agencies shall have been fully complied with to the satisfaction of the Company and its counsel; and (ii) the issuance of shares upon exercise of this Option have been approved by the Shareholders as required by Section 5 of the Federal Stock Charter of the Company.

  4. Exercise of Option.

  There is no obligation to exercise the Option, in whole or in part. The Option may be exercised, in whole or in part, only by delivery to the Company of:

    (a) written notice of exercise in form and substance identical to Exhibit "A" attached to this Option Agreement stating the number of Shares then being purchased (the "Purchased Shares");

    (b) payment of the Exercise Price of the Purchased Shares, either (1) in cash, or (2) with the consent of the Board (excluding the Optionee), which may be withheld in its absolute discretion, by (i) delivery to the Company of other shares of Common Stock with an aggregate Fair Market Value equal to the total Exercise Price of the Purchased Shares, or (ii) in any other form of legal consideration that may be acceptable to the Board; and

    (c) if requested by the Company, a letter of investment intent in a form provided by the Company.

  Following receipt of the notice and payment referred to above, the Company shall issue and deliver to Optionee a stock certificate or stock certificates evidencing the Purchased Shares; provided, however, that the Company shall not be obligated to issue a fraction or fractions of a share of its Common Stock, and may pay to Optionee, in cash or by check, the Fair Market Value of any fraction or fractions of a share exercised by Optionee. "Fair Market Value" shall be determined as follows: (1) if the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such system or exchange (or the exchange with the greatest volume of trading in the Common Stock) on the last market trading day prior to the day of determination, as reported in the Wall Street Journal or such other source as the Board deems reliable; (2) if the Common Stock is quoted on the Nasdaq System (but not on the Nasdaq National Market) or is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the bid and asked prices for the Common Stock on the last market trading day prior to the day of determination, as reported in the Wall Street Journal or such other source as the Board deems reliable; and
(3) in the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Board (excluding the Optionee).

  5. Termination of Services.

    (a) If Optionee shall cease to be an officer and employee of the Company for any reason other than death or permanent disability (a "Terminating Event"), Optionee shall have the right, subject to the provisions of
  Section 5(c) below, to exercise the Option at any time following such Terminating Event until the earlier to occur of (1) 90 days following the date of such Terminating Event and (2) the Expiration Date. The Option may be exercised following a Terminating Event only to the extent exercisable as of the date of the Terminating Event. To the extent unexercised at the end of the period referred to above, the Option shall terminate. The Board (excluding the Optionee), in its sole and absolute discretion, shall determine whether or not authorized leaves of absence shall constitute a Termination Event for purposes of this Option Agreement.

    (b) If, by reason of death or permanent disability (a "Special Terminating Event"), Optionee shall cease to be an officer and employee the Company, then Optionee, Optionee's guardian, executors or administrators or any person or persons acquiring the Option directly from Optionee by bequest or inheritance, shall have the right to exercise the Option at any time following such Special Terminating Event until the earlier to occur of (1) one year following the date of such Special Terminating Event and (2) the Expiration Date. The Option may be exercised following a Special Terminating Event only to the extent exercisable at the date of the Special Terminating Event. To the extent unexercised at the end of the period referred to above, the Option shall terminate. For purposes of this Option Agreement, "disability" shall mean total and permanent disability as defined in Section 22(e)(3) of the Internal Revenue Code of 1986. Optionee shall not be considered permanently disabled unless she furnishes proof of such disability in such form and manner, and at such times, as the Board may from time to time require.

    (c) If Optionee's employment shall be terminated "for cause" by the Company, Optionee shall have the right to exercise the Option, with respect to all shares vested as of the date of such Terminating Event, at any time following such Terminating Event until the earlier to occur of (1) 30 days following the date of such Terminating Event and (2) the Expiration Date. For purposes of this Option Agreement, "for cause" shall have the meaning set forth in 12 C.F.R. Section 563.39(b).

  6. Adjustments upon Recapitalization.

    (a) Subject to the provisions of Section 6(b), if any change is made in the Common Stock, without receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company) the Option will be appropriately adjusted in the class(es) and number of shares and price per share of stock subject to the Option. Such adjustments shall be made by the Board (excluding the Optionee), the determination of which shall be final, binding and conclusive. The conversion of any convertible securities of the Company shall not be treated as a "transaction not involving the receipt of consideration by the Company."

    (b) In the event of: (1) a dissolution, liquidation or sale of substantially all of the assets of the Company; (2) a merger or consolidation in which the Company is not the surviving corporation and in which the shareholders of the Company receive in exchange for their shares of Common Stock consideration other than common stock of the surviving corporation or its parent corporation; or (3) a reverse merger in which the Company is the surviving corporation but the shares of the Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then, at the sole discretion of the Board (excluding the Optionee) and to the extent permitted by applicable law, the Option shall
  (i) terminate upon such event and may be exercised prior thereto without regard to the vesting provisions or (ii) continue in full force and effect and, if applicable, the surviving corporation or an affiliate of such surviving corporation shall assume the Option and/or shall substitute a similar option in place of the Option; provided, however, that notwithstanding the foregoing, the Option shall terminate and expire, and not be exercisable if, on or prior to December 31, 1997, Quaker City Bancorp acquires Control (as defined in the Employment Agreement between the Company and Optionee) of the Company. In the event of a merger or consolidation in which the Company is not the surviving corporation and in which the shareholders of the Company receive common stock of the surviving corporation or its parent corporation in exchange for their shares of Common Stock, the Company shall cause the surviving corporation or an affiliate of such surviving corporation to assume the Option and/or to substitute a similar option in place of the Option.

    (c) To the extent that the foregoing adjustments relate to stock or securities of the Company, such adjustments shall be made by the Board (excluding the Optionee), and its determination shall be final, binding and conclusive.

    (d) The provisions of this Section 6 are intended to be exclusive, and Optionee shall have no other rights upon the occurrence of any of the events described in this Section 6.

    (e) The grant of the Option shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes in its capital or business structure, or to merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

  7. Investment Intent.

  Optionee represents that she is acquiring the Option, and will acquire the Shares, for the purpose of investment and not with a view to offer for sale in connection with to the distribution of Option or Shares.

  8. Legend on Stock Certificates.

  The Option and the Shares (collectively, the "Securities") are being issued in a transaction exempt from the offering circular requirements under 12 C.F.R. Part 563g pursuant to the exemption provided by 12 C.F.R. (S) 563g.3(d) (the non-public offering exemption). Accordingly the Securities shall be subject to the limitations on resale required by that exemption. Optionee acknowledges that the certificates for the Shares will bear the legend set forth at the beginning of the Option Agreement.

  Optionee agrees that all certificates representing the Purchased Shares will be subject to such stock transfer orders and other restrictions (if any) as the Company may deem advisable under the rules, regulations and other requirements of the Office of Thrift Supervision, any stock exchange upon which the Common Stock is then listed and any applicable federal or state securities laws, and the Company may cause a legend or legends to be put on such certificates to make appropriate reference to such restrictions.

  9. No Rights as Shareholder.

  Optionee shall have no rights as a shareholder with respect to the Shares until the date of the issuance to Optionee of a stock certificate or stock certificates evidencing such Shares. Except as may be provided in Section 6 of this Option Agreement, no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued.

  10. Modification.

  The Board (excluding the Optionee) may modify, extend or renew the Option or accept the surrender of, and authorize the grant of a new option in substitution for, the Option (to the extent not previously exercised). No modification of the Option shall be made which, without the consent of Optionee, would alter or impair any rights of the Optionee under the Option.

  11. Withholding.

    (a) The Company shall be entitled to require as a condition of delivery of any Purchased Shares upon exercise of any Option that the Optionee agree to remit, at the time of such delivery or at such later date as the Company may determine, an amount sufficient to satisfy all federal, state and local withholding tax requirements relating thereto, and Optionee agrees to take such other action required by the Company to satisfy such withholding requirements.

    (b) With the consent of the Board (excluding the Optionee), and in accordance with any rules and procedures from time to time adopted by the Board, Optionee may elect to satisfy her obligations under Section 11(a) above by (1) directing the Company to withhold a portion of the Shares otherwise deliverable (or to tender back to the Company a portion of the Shares issued where the Optionee (a "Section 16(b) Recipient") is required to report the ownership of the Shares pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, and has not made an election under Section 83(b) of the Code (a "Withholding Right")); or (2) tendering other shares of the Common Stock of the Company which are already owned by Optionee which in all cases have a Fair Market Value (as determined in accordance with the provisions of Section 4 hereof) on the date as of which the amount of tax to be withheld is determined (the "Tax Date") equal to the amount of taxes to be paid by such method.

    (c) To exercise a Withholding Right, the Optionee must follow the election procedures set forth below, together with such additional procedures and conditions set forth in this Option Agreement or otherwise adopted by the Board:

      (1) the Optionee must deliver to the Company a written notice of election (the "Election") and specify whether all or a stated percentage of the applicable taxes will be paid in accordance with
    Section 11(b) above and whether the amount so paid shall be made in accordance with the "flat" withholding rates for supplemental wages or as determined in accordance with Optionee's form W-4 (or comparable state or local form);

      (2) unless disapproved by the Board (excluding the Optionee) as provided in subsection (3) below, the Election once made will be irrevocable; and

      (3) no Election is valid unless the Board approves such Election, and such Election may be disapproved by the Board, in its sole discretion, with or without cause or reason therefor; provided, if the Board has not approved or disapproved the Election on or prior to the Tax Date, the Election will be deemed approved.

  12. General Provisions.

    (a) Further Assurances. Optionee shall promptly take all actions and execute all documents requested by the Company which the Company deems to be reasonably necessary to effectuate the terms and intent of this Option Agreement.

    (b) Notices. All notices, requests, demands and other communications under this Option Agreement shall be in writing and shall be given to the parties hereto as follows:

      (1) If to the Company, to:

             Hancock Savings Bank, F.S.B.
             3550 Wilshire Blvd., Suite 700
             Los Angeles, California 90010-2423
             Attn: Chairman of the Board

      (2) If to Optionee, to the address set forth in the records of the Company,

  or at such other address or addresses as may have been furnished by such either party in writing to the other party hereto. Any such notice, request, demand or other communication shall be effective (i) if given by mail, 72 hours after such communication is deposited in the mail by first-class certified mail, return receipt requested, postage prepaid, addressed as aforesaid, or (ii) if given by any other means, when delivered at the address specified in this subsection (b).

    (c) Transfer of Rights under this Option Agreement. The Company may at any time transfer and assign its rights and delegate its obligations under this Option Agreement to any other person, corporation, firm or entity, including its officers, directors and stockholders, with or without consideration; provided that the assignee agrees in writing to assume all of the obligations of the Company hereunder.

    (d) Option Non-Transferable. Optionee may not sell, transfer, assign or otherwise dispose of the Option except by will or the laws of descent and distribution, and the Option may be exercised during the lifetime of Optionee only by Optionee or by his or her guardian or legal representative.

    (e) Successors and Assigns. Except to the extent specifically limited by the terms and provisions of this Option Agreement, this Option Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs and personal representatives.

    (f) Governing Law. THIS OPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA APPLICABLE TO CONTRACTS MADE IN, AND TO BE PERFORMED WITHIN, THAT STATE.

    (g) Miscellaneous. Titles and captions contained in this Option Agreement are inserted for convenience of reference only and do not constitute a part of this Option Agreement for any other purpose. Except as specifically provided herein, neither this Option Agreement nor any right pursuant hereto or interest herein shall be assignable by any of the parties hereto without the prior written consent of the other party hereto.

  Hancock Savings Bank, F.S.B., and Optionee each hereby agrees to be bound by all of the terms and conditions of this Stock Option Agreement.


                                          HANCOCK SAVINGS BANK, F.S.B.

                                          By:        /s/ Michael Noel
                                            ___________________________________

                                          Its:     Chairman of the Board
                                            ___________________________________

                                          OPTIONEE

                                                  /s/ Kathleen L. Kellogg
                                          _____________________________________
                                          Kathleen L. Kellogg

                                          _____________________________________
                                          (Please print your name exactly as
                                          you wish it to appear on any stock
                                          certificates issued to you upon
                                          exercise of the Option)

                                                                        ANNEX E

    BANK PLUS FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 1996, AS AMENDED

  [The Annual Report on Form 10-K/A for the year ended December 31, 1997, as amended, previously filed with the SEC, is being mailed to the stockholders of Hancock as an annex to the Proxy Statement/Prospectus]

                                                                        ANNEX F

           BANK PLUS FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 1997

  [The Quarterly Report Form 10-Q for the quarter ended March 31, 1997 previously filed with the SEC, is being mailed to the stockholders of Hancock as an annex to the Proxy Statement/Prospectus]

                                      Q-1